越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED
香港灣仔洛克道160-174號越秀大廈24樓
24/F., Yue Xiu Building, 160-174 Lockhart Road, Wanchai, Hong Kong.
Tel.: (852) 2116 8168 Fax: (852) 2598 7688

Our ref.: GICL-0120/03-BW/cl

Date: January 20, 2003


03003232

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attn: Special Counsel / Office of International Corporate Finance

Dear Sirs,

RE: GUANGZHOU INVESTMENT COMPANY LIMITED
RULE 12g3-2(b) EXEMPTION
FILE NO. 82-4247

In connection with the above-referenced exemption, we hereby furnish to you in accordance with paragraph (b)(1)(i) of Rule 12g3-2, one (1) copy of the documents referred to in Annex A hereto. The documents listed in Annex A constitute all of the information that the Company has made public, filed or distributed since March 14, 2002.

If you have any questions regarding any of the foregoing, please do not hesitate to contact the undersigned at (852) 2116 8020.

Kindly acknowledge receipt by signing and returning the duplicate of this letter.

Very truly yours,
For and on behalf of
GUANGZHOU INVESTMENT CO. LTD.

Burnette C.K. Wong
Executive Director and Company Secretary

Encl.

越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED
香港灣仔洛克道160-174號越秀大廈24樓
24/F., Yue Xiu Building, 160-174 Lockhart Road, Wanchai, Hong Kong.
Tel. : (852) 2116 8168 Fax : (852) 2598 7688

Annex A

I. Documents filed with The Stock Exchange of Hong Kong Limited ("HKSE") since March 14, 2002.

(1) Annual Report 2001

(2) Explanatory statement regarding a general mandate of the Company to repurchase shares dated April 29, 2002

(3) Proxy form for annual general meeting held on June 26, 2002

(4) A circular dated June 5, 2002 with respect to the termination of existing share option schemes, adoption of new share option scheme of the Company and proposed new share option scheme of GZI Transport Limited

(5) Proxy form for extraordinary general meeting held on June 26, 2002

(6) Monthly reports of movement of listed securities for the months ended:

(a) March 31, 2002
(b) April 30, 2002
(c) May 31, 2002
(d) June 30, 2002
(e) July 31, 2002
(f) August 31, 2002
(g) September 30, 2002
(h) October 31, 2002
(i) November 30, 2002
(j) December 31, 2002

(7) Interim Report 2002

(8) A circular dated November 9, 2002 with respect to connected transactions

(9) Proxy form for extraordinary general meeting held on November 25, 2002

II. Documents filed with The Hong Kong Companies Registry since March 14, 2002.

(1) Annual Report 2001 including directors' and auditors' report*
**Enclosed under I.(1) above*

(2) Notices of change of directors or secretary or in their particulars, Form D2, dated:

(a) May 16, 2002
(b) September 19, 2002
(c) January 8, 2003

(3) Returns of allotments, Form SC1, dated:

(a) March 21, 2002
(b) May 6, 2002
(c) June 27, 2002
(d) July 17, 2002
(e) January 8, 2003

(4) Annual Return, Form AR1, made up to June 26, 2002

(5) Particulars of a contract relating to shares, Form SC5, dated December 20, 2002

(6) Notification of location of registers, Form R2, dated January 13, 2003

III. Public Announcements

(1) Announcement of extension of completion regarding very substantial acquisition and connected transaction dated March 27,2002

(2) Joint Announcement of connected transaction dated April 16, 2002

(3) Announcement of 2001 results dated April 19, 2002

(4) Announcement of notice of annual general meeting dated April 23, 2002

(5) Announcement of results of extraordinary general meeting relating to resolutions on termination of the existing share option schemes, adoption of a new share option scheme and approval for adoption of a new share option scheme of GZI Transport Limited dated June 26, 2002

(6) Announcement of extension of completion regarding very substantial acquisition and connected transaction dated June 27, 2002

(7) Announcement of extension of completion regarding very substantial acquisition and connected transaction dated August 29, 2002

越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED
香港灣仔洛克道160-174號越秀大廈24樓
24/F., Yue Xiu Building, 160-174 Lockhart Road, Wanchai, Hong Kong.
Tel. : (852) 2116 8168 Fax : (852) 2598 7688

(8) Announcement of resignation of director dated September 19, 2002

(9) Announcement dated September 23, 2002

(10) Announcement of interim results for the six months ended June 30, 2002 dated September 24, 2002

(11) Announcement of connected transaction and continuing connected transactions dated October 17, 2002

(12) Announcement of connected transaction and continuing connected transactions - delay in despatch of the circular dated November 7, 2002

(13) Announcement of completion of the very substantial acquisition and connected transaction in relation to the acquisition of a 100% interest in Guangzhou Construction & Development Holdings (China) Limited and a 49% interest in Super Gain Development Limited and disposals of cement and ready-mixed concrete manufacturing and hi tech related business and applications for the whitewash waiver and the special deal consent dated December 20, 2002

(14) Joint announcement of appointment of chairman dated January 8, 2003

(15) Clarification announcement dated January 14, 2003

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.


越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED

(incorporated in Hong Kong with limited liability)

Executive Directors
Liu Jinxiang *(Chairman)*
Xie Shuwen
Chen Guangsong
Li Fei
Liang Ningguang
Xiao Boyan
Cai Hanxiang
Luo Guoqing
Dong Huiyan
Li Jiaqiang
Shi Jinling
Yin Hui
Wu Yiyue
Wang Hongtao
Wong Chi Keung
Yan Yuk Fung

Independent non-executive Directors
Yu Lup Fat, Joseph
Lee Ka Lun

Registered Office:
24th Floor
Yue Xiu Building
160-174 Lockhart Road
Wanchai
Hong Kong

29th April 2002

To the shareholders

Dear Sir or Madam,

EXPLANATORY STATEMENT

INTRODUCTION

This is the explanatory statement required to be sent to shareholders of the Company under the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong

Limited (the "Stock Exchange") in connection with the ordinary resolution set out in item 4A of the notice of the Annual General Meeting dated 23rd April 2002 for the approval of the renewal of the general mandate to the directors of the Company (the "Directors") for repurchase of fully-paid shares (the "Shares") of the Company (the "Repurchase Mandate") to be proposed at the forthcoming Annual General Meeting of the Company to be held at 1st Floor, South China Hotel, 67-75 Java Road, North Point, Hong Kong on 26th June 2002. This document also constitutes the memorandum required under section 49BA(3)(b) of the Companies Ordinance.

EXERCISE OF THE REPURCHASE MANDATE

Whilst the Directors do not presently intend to repurchase any Shares, they believe that the flexibility afforded by the proposed Repurchase Mandate would be beneficial to the Company.

It is proposed that up to 10 per cent of the aggregate Shares in issue at the date of the passing of the resolution to approve the general mandate, inclusive of any new Shares if by then issued to Yue Xiu Enterprises (Holdings) Limited ("Yiu Xiŭ") pursuant to an ordinary resolution passed by the shareholders of the Company in the extraordinary general meeting of the Company held on 17th January 2002, may be repurchased. As at 25th April 2002, the latest practicable date for determining such figures, 4,010,263,667 Shares were in issue and 2,153,019,117 new Shares will be allotted and issued to Yue Xiu as referred to above. On the basis of such figures the Directors would be authorised to repurchase up to approximately 616,328,278 Shares during the period up to the next annual general meeting of the Company in 2003 or the expiration of the period within which the next annual general meeting of the Company is required by law to be held or the revocation or variation of the Repurchase Mandate by an ordinary resolution of the shareholders of the Company in general meeting of the Company, whichever occurs first.

REASONS FOR REPURCHASES

Repurchases of Shares will only be made when the Directors believe that such a repurchase will benefit the Company and its shareholders. Such repurchases may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net value of the Company and its assets and/or its earnings per Share.

FUNDING OF REPURCHASES

Repurchases pursuant to the Repurchase Mandate would be financed entirely from the Company's available cash flow or working capital facilities. Any repurchases will be made out of funds of the Company legally permitted to be utilised in this connection in accordance with its memorandum and articles of association and the laws of Hong Kong, including profits otherwise available for distribution. Under the Companies Ordinance, a company's profits available for distribution are its accumulated, realised profits, so far as not previously utilised by distribution or capitalisation, less its accumulated, realised losses, so far as not previously written off in a reduction or reorganisation of capital duly made.

EFFECT OF ANY REPURCHASES

There might be a material adverse impact on the working capital, or gearing position of the Company (as compared with the position disclosed in its most recent published audited accounts for the year ended 31st December 2001) in the event that the Repurchase Mandate is exercised in full. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

DISCLOSURE OF INTERESTS

None of the Directors, and to the best of their knowledge, having made all reasonable enquiries, none of their associates, have any present intention, if the Repurchase Mandate is exercised, to sell any Shares to the Company.

No connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, if the Repurchase Mandate is granted.

DIRECTORS' UNDERTAKING

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of Hong Kong.

SHARE REPURCHASE MADE BY THE COMPANY

No repurchase of Shares has been made by the Company during the last six months (whether on the Stock Exchange or otherwise).

TAKEOVER CODE CONSEQUENCES

If as a result of a repurchase of Shares a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Hong Kong Code on Takeovers and Mergers ("Takeover Code"). As a result, a shareholder, or group of shareholders acting in concert, depending on the level of increase of the shareholder's interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeover Code. As at the latest practicable date prior to the printing of this document, Yue Xiu owned approximately 44 per cent of the existing issued share capital of the Company. In the event that the Directors exercise in full the Repurchase Mandate, the shareholding of Yue Xiu in the Company would increase by more than 3 per cent. Such increase may give rise to an obligation to make a mandatory offer under Rules 26 and 32 of the Takeover Code. The Directors have no present intention to exercise the Repurchase Mandate to such an extent as would result in takeover obligations. Upon the allotment and issuance of new Shares as referred to above, the shareholding of Yue Xiu will increase to approximately 63 per cent of the enlarged issued share capital of the Company. It is considered that, in such circumstances, an obligation to make a mandatory offer even if the Repurchase Mandate is exercised in full is unlikely to arise.

MARKET PRICES

The highest and lowest traded prices for the Shares on the Stock Exchange during each of the previous twelve months before the printing of this document were as follows:

	Traded Market Price for Shares	
	Highest	**Lowest**
	HK$	*HK$*
2001		
April	0.630	0.500
May	0.850	0.570
June	1.010	0.730
July	0.860	0.600
August	0.660	0.570
September	0.610	0.405
October	0.600	0.460
November	0.650	0.580
December	0.750	0.610
2002		
January	0.730	0.610
February	0.750	0.670
March	0.730	0.670

Yours faithfully,
Liu Jinxiang
Chairman



越秀投資有限公司

GUANGZHOU INVESTMENT COMPANY LIMITED

(incorporated in Hong Kong with limited liability)

Proxy Form for Annual General Meeting

I/We [1] ______________________________

of ______________________________

being the registered holder(s) of [2] ______________ shares of $0.10 each in the capital of GUANGZHOU INVESTMENT COMPANY LIMITED (the "Company") hereby appoint[3] the Chairman of the meeting or ______________________________

of ______________________________

as my/our proxy to attend and vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held on 26th June 2002 at 9:30 a.m. and at any adjournment thereof on the undermentioned resolutions as indicated.

		FOR[4]	AGAINST [4]
1.	To adopt the audited accounts for the year ended 31st December 2001 and the reports of the directors and auditors thereon		
2.	(i) To re-elect Mr Chen Guangsong as director		
	(ii) To re-elect Mr Li Fei as director		
	(iii) To re-elect Mr Liang Ningguang as director		
	(iv) To re-elect Mr Cai Hanxiang as director		
	(v) To re-elect Mr Luo Guoqing as director		
	(vi) To re-elect Mr Yin Hui as director		
	(vii) To re-elect Mr Wu Yiyue as director		
	(viii) To re-elect Mr Wang Hongtao as director		
	(ix) To re-elect Ms Yan Yuk Fung as director		
	(x) To re-elect Mr Yu Yup Fat Joseph as director		
	(xi) To authorise the board to fix directors' remuneration		
3.	To re-appoint PricewaterhouseCoopers as auditors of the Company and to authorise the board to fix their remuneration		
4.	A. To give a general mandate to the directors to repurchase shares of the Company		
	B. To give a general mandate to the directors to issue and deal with additional shares in the Company		
	C. To include the nominal amount of the shares repurchased by the Company to the mandate granted to the directors under Resolution 4B		

Dated this ____________ day of ____________ 2002 Signature(s) ______________________

Notes:

1. Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
2. Please insert the number of shares of the Company to which the proxy relates registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).
3. If any proxy other than the Chairman of the meeting is preferred, strike out the words "the Chairman of the meeting" herein inserted and insert the name and address of the proxy desired in the space provided. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.
4. IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, TICK IN THE BOX MARKED "FOR" the relevant resolution. IF YOU WISH TO VOTE AGAINST A RESOLUTION, TICK IN THE BOX MARKED "AGAINST" the relevant resolution. Failure to tick either box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the said meeting other than those referred to in the notice convening the meeting.
5. To be valid, this form of proxy together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such authority, must be deposited with the Company's Share Registrar, Abacus Share Registrars Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not less than 48 hours before the time appointed for the holding of the meeting or adjourned meeting thereof.
6. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorised.
7. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names stand in the register of members.
8. The proxy need not be a member of the Company but must attend the meeting in person to represent you.


越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED
(於香港註冊成立之有限公司)

股東週年大會之代表委任表格

本人／吾等(附註1)＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿
地址為＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿
乃**越秀投資有限公司**(「本公司」)股本中每股面值0.10元之股份(附註2)＿＿＿＿＿＿＿＿＿＿股之登記持有人，
茲委任(附註3)大會主席或＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿
地址為＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿
為本人／吾等之代表，代表本人／吾等出席本公司於二○○二年六月二十六日上午九時三十分召開之股東週年大會及其續會，並按下列指示就各項決議案投票：

		贊成(附註4)	**反對**(附註4)
1.	審閱截至二○○一年十二月三十一日止年度之經審核帳目、董事會報告及核數師報告		
2.	(i) 選舉陳光松先生連任董事		
	(ii) 選舉李飛先生連任董事		
	(iii) 選舉梁凝光先生連任董事		
	(iv) 選舉蔡漢祥先生連任董事		
	(v) 選舉羅國慶先生連任董事		
	(vi) 選舉尹輝先生連任董事		
	(vii) 選舉吳一岳先生連任董事		
	(viii) 選舉王洪濤先生連任董事		
	(ix) 選舉甄玉鳳女士連任董事		
	(x) 選舉余立發先生連任董事		
	(xi) 授權董事會釐定董事酬金		
3.	重新委聘羅兵咸永道會計師事務所為本公司之核數師，並授權董事會釐定其酬金		
4.	A. 授予董事一般性授權購回本公司股份		
	B. 授予董事一般性授權發行及處理本公司額外股份		
	C. 本公司購回之股份面值包括在第4B項決議案授予董事之授權內		



日期：二○○二年＿＿＿＿＿＿月＿＿＿＿＿＿日　　　　簽署：＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

附註：

1. 請用正楷填上全名及地址。
2. 請填上以代表委任表格所代表以 閣下名義登記之本公司股份數目。如不填上股份數目，則本代表委任表格將被視為代表以 閣下名義登記之所有本公司股份。
3. 如委任大會主席以外之人士為代表，請將「大會主席」字樣刪去，並在空欄內填上擬委任之代表姓名及地址。**本代表委任表格之任何更改，均須由簽署人簡簽示可。**
4. **注意：　閣下如欲投票贊成決議案，請在有關決議案之「贊成」欄內填上「✓」號，如欲投票反對決議案，則請在有關決議案之「反對」欄內填上「✓」號。如不在任何一欄內填上「✓」號，則 閣下之代表可酌情決定投票。除大會通告所載決議案外，　閣下之代表亦有權就大會正式提出之任何決議案自行酌情投票。**
5. 本代表委任表格連同經簽署之授權書或其他授權文件(如有)或經由公證人簽署證明之該等授權書或授權文件副本，須於該大會(或其續會)指定舉行時間四十八小時前送達香港中環干諾道中111號永安中心5樓本公司之股份過戶登記處雅柏勤證券登記有限公司，方為有效。
6. 本代表委任表格須由 閣下或 閣下之正式書面授權人簽署，如股東為公司，則須加蓋公司印鑑或經由主管人員或正式授權人親筆簽署。
7. 聯名持有人方面，如排名首位之持有人投票，不論其為親自或委派代表投票，則其他聯名持有人概不得投票。排名先後乃根據公司股東名冊內有關聯名持有人之排名次序而定。
8. 受委代表毋須為本公司股東，惟須親身出席會議以代表 閣下。

收購守則之後果

倘購回股份後，某位股東所佔本公司投票權之權益比例有所增加，該項增加將按香港公司收購及合併守則(「收購守則」)被視為一項收購事項。為此，一名股東或一組一致行動之股東可能取得或鞏固其於本公司之控制權(視乎股東權益增加之幅度而定)，因而須根據收購守則第26條作出強制性收購行動。於本文件付印前之最後實際可行日期，越秀企業擁有本公司現有已發行股本約44%，倘董事全面行使購回授權，則越秀企業於本公司之股權將增加超過3%。是項增加可導致須根據收購守則第26及32條作出強制性收購行動。董事暫時無意行使購回授權而導致其須進行強制收購。越秀企業於本公司之股權將增加至佔隨着上文所述配發及發行新股份後之本公司經擴大已發行股本約63%。在此情況下，倘購回授權全面付諸實行，作出強制性收購行動不大可能發生。

市價

本公司股份於本文件付印前之十二個月內在聯交所進行買賣之最高及最低價如下：

	股份成交市價	
	最高	最低
	港元	港元
二〇〇一年		
四月	0.630	0.500
五月	0.850	0.570
六月	1.010	0.730
七月	0.860	0.600
八月	0.660	0.570
九月	0.610	0.405
十月	0.600	0.460
十一月	0.650	0.580
十二月	0.750	0.610
二〇〇二年		
一月	0.730	0.610
二月	0.750	0.670
三月	0.730	0.670

列位股東　台照

董事長
劉錦湘
謹啟

二〇〇二年四月二十九日

任何購回股份之影響

若購回授權全面付諸實行，將可能會對本公司之營運資金或資本負債情況(與本公司最近期公佈截至二〇〇一年十二月三十一日止年度經審核之賬目內披露之財政狀況比較而言)造成重大不利影響。然而，董事並不擬行使該購回授權，若在當時情況下，董事認為對本公司之營運資金需求或董事不時認為適合本公司之資本負債水平會造成任何重大不利影響。

權益之披露

目前並無任何董事或(就彼等作出一切合理查詢後所知)彼等之聯繫人士，倘行使該項購回授權時，擬將任何股份售予本公司。

目前並無任何本公司之關連人士(按上市規則之定義)曾知會本公司，倘獲授該項購回授權時，彼等擬將本公司之股份售予本公司，或已承諾不會將其持有之股份售予本公司。

董事之承諾

董事已向聯交所作出承諾，在適用之情況下，彼等將按上市規則及適用之香港法例行使購回授權。

本公司進行之股份購回

於過去六個月內，本公司概無購回任何股份(不論是否於聯交所或其他證券交易所進行)。

○二年六月二十六日假座香港北角渣華道六十七至七十五號粵華酒店一樓舉行之本公司股東週年大會以批准延續本公司董事(「董事」)購回本公司已繳足股份(「股份」)之一般授權(「購回授權」)之普通決議案而寄發予各股東。本文件亦構成公司條例第49BA(3)(b)條所規定之備忘錄。

購回授權之行使

儘管董事現時無意購回任何股份，惟彼等相信建議進行之購回授權所帶來之靈活性將對本公司有利。

現建議可購回本公司股份之數目，最多可達於一般性授權決議案通過當日本公司已發行股份總額(包括倘到時根據本公司股東於二○○二年一月十七日舉行之本公司股東特別大會上通過之普通決議案，經已發行予越秀企業(集團)有限公司(「越秀企業」)之任何新股份)之10%。於二○○二年四月二十五日，即確定該等數目之最後實際可行日期，本公司已發行4,010,263,667股股份及按上文所述將配發及發行2,153,019,117股新股份予越秀企業。按該等數目計算，董事將獲授權於截至二○○三年本公司下屆股東週年大會或法律規定舉行下次本公司股東週年大會之期限屆滿或本公司股東在本公司股東大會上以通過普通決議案之方式撤銷或修改購回授權(以最早發生者為準)前之期間內，可購回最多達616,328,278股股份。

購回股份之理由

本公司僅會在董事認為購回股份將有利於本公司及其股東之情況下進行購回事宜。視乎當時之市場情況及資金安排，該等購回事宜可能導致增加本公司及其資產之淨值及/或每股盈利。

用以購回股份之資金

根據購回授權而購回股份之資金將會全部由本公司之可動用流動現金或營運資金中撥付。根據其公司組織章程大綱及細則與香港法律，任何購回股份所需之資金將由本公司於法律上許可用作有關用途之資金中撥付，包括可供分派之溢利。根據公司條例，可供分派之公司溢利為之前尚未用作分派或資金股本化之累積已變現溢利，減去之前尚未因削減或重整資本而撤銷之累積已變現虧損。

閣下對本通函或將採取之行動如有疑問，應諮詢股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。



越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED
(於香港註冊成立之有限公司)

執行董事
劉錦湘(董事長)
謝樹文
陳光松
李　飛
梁凝光
肖博彥
蔡漢祥
羅國慶
董迴雁
黎家強
施金鈴
尹　輝
吳一岳
王洪濤
黃之強
甄玉鳳

獨立非執行董事
余立發
李家麟

註冊辦事處：
香港
灣仔
駱克道160-174號
越秀大廈
24樓

敬啓者：

說明函件

緒言

此說明函件乃根據香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)之規定，就日期為二〇〇二年四月二十三日之股東週年大會通告第4A項所載將予提呈於二〇

IMPORTANT

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Guangzhou Investment Company Limited, you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.


越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

TERMINATION OF EXISTING SHARE OPTION SCHEMES, ADOPTION OF NEW SHARE OPTION SCHEME OF THE COMPANY AND PROPOSED NEW SHARE OPTION SCHEME OF GZI TRANSPORT LIMITED

A letter from the board of directors of Guangzhou Investment Company Limited is set out on pages 4 to 7 of this circular.

A notice convening the extraordinary general meeting of Guangzhou Investment Company Limited to be held on 26th June, 2002 at 1st Floor, South China Hotel, 67-75 Java Road, North Point, Hong Kong at 9:45 a.m. (or so soon thereafter as the annual general meeting of the Company convened at the same place and on the same day shall have been concluded or adjourned), is set out on pages 27 and 28 of this circular. Whether or not you are able to attend such a meeting, you are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the share registrar of Guangzhou Investment Company Limited, Abacus Share Registrars Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong as soon as possible and in any event not later than forty-eight (48) hours before the time appointed for holding such meeting or any adjournment thereof. Completion and return of the form of proxy shall not preclude you from attending and voting at the meeting or any adjourned meeting should you so desire.

5th June, 2002

CONTENTS

DEFINITIONS

In this document, the following expressions shall have the following meanings unless the context requires otherwise:

"Adoption Date"	26th June, 2002 (the date on which the New Scheme is conditionally adopted by resolution of the Shareholders in extraordinary general meeting)
"Annual General Meeting"	the annual general meeting of the Company to be held at 1st Floor, South China Hotel, 67-75 Java Road, North Point, Hong Kong on Wednesday, 26th June, 2002 at 9:30 a.m.
"Articles"	the articles of association of the Company
"associate(s)"	has the meaning ascribed thereto in the Listing Rules
"Board"	the board of Directors
"Business Day"	a day on which the Stock Exchange is open for the business of dealing in securities
"Companies Ordinance"	the Companies Ordinance (Cap. 32 of the Laws of Hong Kong), as amended from time to time
"Company"	Guangzhou Investment Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange and Singapore Exchange Securities Trading Limited
"connected person"	has the meaning ascribed thereto in the Listing Rules
"Directors"	the directors of the Company
"Existing Schemes"	the two existing share option schemes of the Company (1) adopted on 21st November, 1992 and expiring on the business day preceding 21st November, 2002; and (2) adopted on 23rd June, 1998 and expiring on the business day preceding 23rd June, 2008
"Extraordinary General Meeting"	the extraordinary general meeting of the Company to be held at 1st Floor, South China Hotel, 67-75 Java Road, North Point, Hong Kong on 26th June, 2002 at 9:45 a.m. (or so soon thereafter as the annual general meeting of the Company convened at the same place and on the same day shall have been concluded or adjourned), notice of which is set out on pages 27 and 28 of this circular, to consider and, if thought fit, to approve the resolutions relating to the termination of the Existing Schemes and the adoption of the New Scheme and the Subsidiary Scheme

"Grant Date"	the date (which shall be a Business Day) on which the grant of an Option is made to (and subject to acceptance by) a Participant
"Grantee"	any Participant who accepts the grant of any Option in accordance with the terms of the New Scheme or (where the context so permits) a person entitled under the New Scheme to exercise any such Option in consequence of the death of the original Grantee
"Group"	the Company and its subsidiaries
"GZT"	GZI Transport Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange, being a subsidiary of the Company
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"HK$"	Hong Kong dollars
"Latest Practicable Date"	4th June, 2002, being the latest practicable date prior to the printing of this document for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time
"New Scheme"	the share option scheme proposed to be adopted at the Extraordinary General Meeting, the principal terms of which are summarised in Appendix I to this circular
"Option"	an option to subscribe for Shares granted to (and subject to acceptance by) a Participant of the New Scheme
"Option Period"	a period to be notified by the Board to the Grantee at the time of the grant of an Option, such period to commence on the Grant Date or such later date as the Board may decide and expire on the last day of the period, which in any event shall not exceed ten (10) years from the Grant Date, subject to certain provisions of the New Scheme as summarised in paragraphs (h), (i), (j) and (l) of Appendix I to this circular

"Participant"	any person being an employee, officer, agent, consultant or representative of Yue Xiu, the Company or any Subsidiary, including any executive or non-executive director of Yue Xiu, the Company or any Subsidiary, who satisfies the selection criteria summarised in paragraph (b) of Appendix I to this circular
"Scheme Period"	the period of ten years commencing on the Adoption Date
"Shareholders"	the shareholders of the Company
"Shares"	ordinary shares of HK$0.10 each (or of such other nominal amount as shall result from a sub-division or a consolidation of such shares from time to time) in the capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subsidiary"	a company which is for the time being and from time to time a subsidiary (within the meaning of Section 2 of the Companies Ordinance) of Yue Xiu, the Company or GZT, as the case may be, whether incorporated in Hong Kong or elsewhere;
"Subsidiary Scheme"	the new share option scheme of GZT, the principal terms of which are summarised in Appendix II to this circular
"Substantial Shareholder(s)"	has the meaning ascribed thereto in the Listing Rules
"Yue Xiu"	Yue Xiu Enterprises (Holding) Limited, a company incorporated under the laws of Hong Kong, which is a substantial shareholder of the Company


越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

Executive Directors:
Liu Jinxiang *(Chairman)*
Xie Shuwen
Chen Guangsong
Li Fei
Liang Ningguang
Xiao Boyan
Cai Hanxiang
Luo Guoqing
Dong Huiyan
Li Jiaqiang
Shi Jinling
Yin Hui
Wu Yiyue
Wang Hongtao
Wong Chi Keung
Yan Yuk Fung

Independent Non-Executive Directors:
Yu Lup Fat Joseph
Lee Ka Lun

Registered Office:
24th Floor
Yue Xiu Building
160-174 Lockhart Road
Wanchai, Hong Kong

5th June, 2002

To the Shareholders

Dear Sir or Madam,

TERMINATION OF EXISTING SHARE OPTION SCHEMES, ADOPTION OF NEW SHARE OPTION SCHEME OF THE COMPANY AND PROPOSED NEW SHARE OPTION SCHEME OF GZI TRANSPORT LIMITED

INTRODUCTION

The Board proposes to seek approval of the Shareholders for the termination of the Existing Schemes and the adoption of the New Scheme. The Board also proposes to seek the approval of the Shareholders for the adoption of the proposed Subsidiary Scheme.

The purpose of this circular is to provide you with further information in relation to the above proposals and to convene the Extraordinary General Meeting to be held on 26th June, 2002 to consider and, if thought fit, approve the termination of the Existing Schemes and the adoption of the New Scheme and the Subsidiary Scheme.

SHARE OPTION SCHEME OF THE COMPANY

The New Scheme

The Existing Schemes are not in full compliance with the amended Chapter 17 of the Listing Rules. Therefore, in order to comply with the amended Chapter 17 of the Listing Rules, the Board proposes that the Existing Schemes be terminated and the New Scheme be adopted. A summary of the principal terms of the New Scheme is set out in Appendix I to this circular. Upon termination of the Existing Schemes, no further share options will be granted thereunder but all the outstanding Options granted prior to such termination shall continue to be valid and exercisable in accordance therewith, and only those provisions of the Existing Schemes which are required to give effect to the outstanding Options shall continue to remain in force for such purpose.

The Existing Schemes

As at the Latest Practicable Date, the Company had granted share options in respect of 331,244,000 Shares pursuant to the Existing Schemes, of which 121,248,000 have lapsed, 67,092,000 have been exercised and the balance of 142,904,000 remained outstanding. No Options have been granted under the Existing Schemes since the amendment of Chapter 17 of the Listing Rules becoming effective. Except for the Existing Schemes, the Company has not adopted any other share option schemes.

Reasons for adopting the New Scheme

The purpose of the New Scheme is to provide incentives to Participants to contribute to the Group and to enable the Group to recruit, retain and motivate high-calibre employees and attract human resources that are valuable to the Group. To ensure that this purpose is achieved, the rules of the New Scheme provide that the Board will grant Options only to Participants who have made valuable contribution to the business of the Group.

On the basis of 4,010,363,667 Shares in issue as at the Latest Practicable Date, and assuming no further Shares will be issued or repurchased by the Company on or before the date of the Extraordinary General Meeting, the Company may initially grant Options representing 401,036,366 Shares under the New Scheme (i.e. 10 per cent. of the Shares of the Company in issue as at the date of the Extraordinary General Meeting).

Although the rules of the New Scheme provide that the New Scheme is not subject to any performance target and does not prescribe any specific minimum period for which an Option must be held before it can be exercised, with the exception set out in paragraph (f) in Appendix I to this circular, the Board believes that the ability for the Board to prescribe at its discretion a minimum period for which the Option must be held before it can be exercised and the requirement for a

minimum subscription price (which is summarised in paragraph (d) in Appendix I to this circular) as well as the selection criteria prescribed by the rules (which are summarised in paragraph (b) in Appendix I to this circular) of the New Scheme will serve to protect the value of the Shares as well as to achieve the purpose of the New Scheme. No trustees will be appointed under the New Scheme.

Valuation of Share Options

The Board considers that it is not appropriate to state the value of all Options that can be granted under the New Scheme as if they had been granted on the Latest Practicable Date as a number of variables which are crucial for the calculation of the Option value have not been determined. Such variables include the exercise price, exercise period, vesting period (if any) and other relevant factors. The Board believes that any calculation of the value of any Option which might have been granted on the Latest Practicable Date would be based on a number of speculative assumptions and therefore not only would such calculation not be meaningful or representative, but it could also potentially be misleading to the Shareholders.

Listing Rules

Application has been made to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the new Shares which may fall to be issued pursuant to the exercise of the subscription rights under the Options that may be granted under the New Scheme.

In accordance with the requirements of the Listing Rules, the Company will publish in the newspapers an announcement on the outcome of the Extraordinary General Meeting in respect of the resolution relating to the adoption of the New Scheme on the business day following the date of the Extraordinary General Meeting.

The Company will comply with the relevant Listing Rules from time to time in force in respect of the New Scheme and any other share option scheme(s) of the Company or any of its subsidiaries.

Copies of the rules of the New Scheme and the rules of the Subsidiary Scheme will be available for inspection at the registered office of the Company at 24th Floor, Yue Xiu Building, 160-174 Lockhart Road, Wanchai, Hong Kong during normal business hours from the date of this circular up to and including the date of the Extraordinary General Meeting. Copies of the rules of the New Scheme and the rules of the Subsidiary Scheme will also be available for inspection at the Extraordinary General Meeting.

DETAILS OF THE EXTRAORDINARY GENERAL MEETING

Notice of the Extraordinary General Meeting is set out on pages 27 and 28 of this circular and a proxy form for use at the Extraordinary General Meeting is enclosed for your attention. If you are not able to attend the Extraordinary General Meeting, you are requested to complete and return the form of proxy to the Company's share registrar, Abacus Share Registrars Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong as soon as possible and in any event not later than forty-eight (48) hours before the time of the Extraordinary General Meeting, or any adjournment thereof.

PROPOSED NEW SHARE OPTION SCHEME OF THE SUBSIDIARY

In recognition of the significant contribution of, and as an attempt to create further incentives to, the participants of the Subsidiary Scheme to contribute to the Group and to enable the Group to recruit, retain and motivate high-calibre employees and attract human resources that are valuable to the Group, GZT intends to establish the Subsidiary Scheme under which options to subscribe for shares in the share capital of the GZT may be granted to any person being an employee, officer, agent, consultant or representative of the Company, Yue Xiu, GZT or any Subsidiary, including any executive or non-executive director of the Company, Yue Xiu, GZT or any Subsidiary, from time to time. The Directors propose to seek Shareholder's approval for the adoption of the Subsidiary Scheme by GZT at the Extraordinary General Meeting. A summary of the principal terms of the proposed Subsidiary Scheme is set out in Appendix II to this circular.

RESPONSIBILITY STATEMENT

This document includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this document and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

RECOMMENDATIONS

The Directors consider that the termination of the Existing Schemes and the adoption of the New Scheme and the approval of the adoption of the Subsidiary Scheme by GZT are in the best interests of the Group and the Shareholders as a whole. Accordingly, the Directors recommend that the Shareholders vote in favour of the ordinary resolutions to be proposed at the Extraordinary General Meeting.

Yours faithfully
For and on behalf of the Board
Liu Jinxiang
Chairman

NEW SHARE OPTION SCHEME OF GUANGZHOU INVESTMENT COMPANY LIMITED

The following is a summary of the principal terms of the New Scheme proposed to be approved and adopted at the Extraordinary General Meeting:

(a) **Purpose**

The purpose of the New Scheme is to provide incentives to Participants to contribute to the Group and to enable the Group to recruit, retain and motivate high-calibre employees and attract human resources that are valuable to the Group.

(b) **Who may join**

The Board may grant Options at a price calculated in accordance with paragraph (d) below to any Participant who, in the absolute discretion of the Board, has made valuable contribution to the business of the Group based on his performance and/or years of service, or is regarded as valuable human resources of the Group based on his work experience, knowledge in the industry and other relevant factors.

The New Scheme further provides that no grants of Options shall be made except to such number of Participants and in such circumstances that the Company will not be required under applicable securities laws and regulations to issue a prospectus or other offer document in respect thereof, and will not result in the breach by the Company or the Directors of any applicable securities laws and regulations or in any filing or other requirements arising.

(c) **Payment on acceptance of Option offer**

HK$10.00 in cash is payable by the Grantee of the Option to the Company on acceptance of the offer.

(d) **Subscription Price**

The subscription price for the Shares in relation to the Options to be granted under the New Scheme will be a price determined by the Board and notified to each Participant on the Grant Date (subject to acceptance by the Participant) and will be at least the highest of: (a) the closing price of the Shares as stated in the Stock Exchange's daily quotations sheets on the Grant Date, which must be a Business Day; (b) the average closing price of the Shares as stated in the Stock Exchange's daily quotation sheets for the 5 Business Days immediately preceding the Grant Date; and (c) the nominal value of the Shares.

(e) **Maximum number of Shares subject to the New Scheme**

The total number of Shares which may be issued upon exercise of all outstanding Options granted and yet to be exercised under the New Scheme and any other schemes of the Company and/or its subsidiaries must not exceed 30 per cent. of the number of Shares in issue from time to time. No Options may be granted if such grant would result in the 30-per cent. limit being exceeded.



In addition, subject to the aforementioned 30-per cent. limit, the total number of Shares which may be issued upon exercise of all Options to be granted under the New Scheme and any other share option scheme(s) of the Company and/or the Subsidiary must not in aggregate exceed 10 per cent. of the number of Shares in issue as at the date of approval of the New Scheme (the "10% Limit"). Options lapsed in accordance with the terms of the New Scheme or any other share option scheme(s) of the Company and/or the Subsidiary shall not be counted for the purpose of calculating the 10% Limit. The Company may seek approval from its Shareholders in general meeting to refresh the 10% Limit at any time in accordance with the provisions of the Listing Rules, provided that the total number of Shares which may be issued upon exercise of all Options to be granted under the New Scheme and any other share option scheme(s) of the Company and/or the Subsidiary under the limit as refreshed must not exceed 10 per cent. of the number of Shares in issue as at the date of approval of the mandate with respect to the refresher (the "Refreshed Limit"). Options previously granted to (and subject to acceptance by) a Participant under the New Scheme and/or any other share option scheme(s) of the Company and/or its subsidiary (including those exercised, outstanding, cancelled or lapsed in accordance with the New Scheme or such other schemes) shall not be counted for the purpose of calculating the Refreshed Limit.

The Company may also seek separate approval from the Shareholders in general meeting for granting Options beyond the 10% Limit, or as the case may be, the Refreshed Limit. Accordingly, if the prior approval of the Shareholders in general meeting is obtained in accordance with the relevant procedural requirements of the Listing Rules, the Board may grant Options to such Participants in respect of such number of Shares and on such terms as may be specified in the said Shareholders' approval.

If any grant of Options is proposed to be made to a Participant which, if accepted and exercised in full, would result in such Participant becoming entitled to subscribe for such number of Shares as would, when aggregated with the total number of Shares already issued and which may fall to be issued upon the exercise of such Options proposed to be granted and all Options already granted (including Options exercised, cancelled and outstanding) under the New Scheme and any other share option scheme(s) of the Company and/or its subsidiary within the 12-month period immediately preceding the proposed date of grant of such Options, exceed 1 per cent. of the number of Shares in issue as at the proposed date of grant, then such grant of Options must first be approved by the Shareholders in general meeting held in accordance with the requirements of the Listing Rules, and such Participant and his associates shall abstain from voting on the relevant resolution at such meeting.

(f) **Time of exercise of Option**

Subject as mentioned below, an Option may be exercised in accordance with the terms of the New Scheme at any time during a period to be notified by the Board to each Grantee at the time of grant of the Option, which must not be more than 10 years from the Grant Date.

A Grantee who is an employee of Yue Xiu, the Company or any Subsidiary must have been employed by Yue Xiu, the Company or any Subsidiary, as the case may be, for a continuous period of at least one year as a permanent member of their staff, before such a Grantee is entitled to exercise the Options granted to him and, for the purposes of the New Scheme and a grant of Option to an employee of Yue Xiu, the Company or any Subsidiary, the Option Period in respect of such Options shall commence from the Grant Date.

During the Option Period, save for certain exceptional situations (such as those mentioned in paragraphs (i) and (j) below), the exercise of the Options by a Grantee who is not an employee of the Yue Xiu, the Company or any Subsidiary, as the case may be, shall be limited such that during the period (i) up to the first anniversary; and (ii) up to the second anniversary, of the commencement date of the Option Period, such Grantee shall only be permitted to exercise up to (i) 30 per cent.; and (ii) 60 per cent. (inclusive of any Options exercised under (i)), respectively, of the Options granted under the relevant grant. After the second anniversary of the commencement date of the Option Period the restrictions will cease and the Grantee will be entitled to exercise up to 100 per cent. of the Options granted under the relevant grant. Where the Option Period under the relevant grant is one year or less, the above restrictions will not apply, and where the Option Period under the relevant grant is more than one year but two years or less, only the 30-per cent. restriction for the first year of the Option Period will apply and the 60-per cent. restriction for the second year of the Option Period will not apply.

In respect of a Grantee who is an employee of Yue Xiu, the Company or any Subsidiary, the same limits on the exercise of the Options as described in the immediately preceding paragraph above shall also apply, except that the periods referred to in (i) and (ii) above shall commence from the later of: (a) the date of completion by such Grantee of one year of continuous employment as a permanent member of the staff of Yue Xiu, the Company or any Subsidiary, as the case may be; and (b) the commencement date of the Option Period, and the date when the restrictions cease shall be modified accordingly.

The right to exercise an Option is not subject to or conditional upon the achievement of any performance targets.

(g) **Rights are personal to Grantee**

An Option shall be personal to the Grantee and shall not be assignable and no Grantee shall in any way sell, transfer, assign, charge, mortgage, encumber or create any interest in favour of any third party over or in relation to any Option or purport to do any of the foregoing (save that the Grantee may have the Shares to be issued on the exercise of any Option registered in the name of a nominee holding such Shares solely in trust for him or her subject to the provision of evidence in support of such trust arrangement between the Grantee and the nominee to the satisfaction of the Board upon request, failing which the Board may refuse to register the Shares on the exercise of any Option in the name of a nominee). Any breach of the foregoing shall entitle the Company to cancel any outstanding Option, or any part thereof, in favour of such Grantee.

(h) **Rights on death, ill health, injury, disability, insanity, redundancy or retirement**

If the Grantee ceases to be an employee (including any executive director), officer (including any non-executive director), agent, consultant or representative of Yue Xiu, the Company or any Subsidiary, as the case may be, by reason of death, ill health, injury, disability, insanity, redundancy or retirement, and none of certain events which would be a ground for termination of the employment, office, agency, consultancy or representation specified in the New Scheme (and summarised in sub-paragraph (v) of paragraph (l) below) arises, the Grantee or his legal personal representative(s) shall be entitled after commencement of the Option Period until whichever is the earlier of the date of expiry of the Option Period or the last day of the period of 6 months (or such longer period as the Board may determine) from the date of cessation, which date shall be the last actual day of employment, office, agency consultancy or representation with Yue Xiu, the Company or the relevant Subsidiary whether payment in lieu of notice is made or not (if applicable), to exercise the Option (to the extent not already exercised and up to his or her entitlement) in full or to the extent specified in the notice to exercise such Option.

(i) **Rights on takeover**

If a general offer (other than a general offer required pursuant to paragraphs 26.1(c) or 26.1(d) of the Hong Kong Code on Takeovers and Mergers, or any equivalent successor provision) to acquire Shares (whether by takeover offer, merger, privatisation proposal by scheme of arrangement between the Company and the Shareholders or otherwise in like manner) is made to all the Shareholders and such offer, having been approved in accordance with applicable laws and regulatory requirements, becomes or is declared unconditional, the Grantee of the Option (or his legal personal representatives) shall so long as the Option Period has commenced, be entitled to exercise all the Option granted (to the extent not already exercised) irrespective of the limits on the exercise of the Option described in paragraph (f) above, at any time until whichever is the earlier of the date of expiry of the Option Period or the last day of the period of 14 days after the date on which the offer becomes or is declared unconditional, after which the Option shall lapse. With respect to Grantees who are employees of Yue Xiu, the Company or any Subsidiary, this paragraph shall apply only if, at the relevant time, such employees have been permanent members of the staff of Yue Xiu, the Company or any Subsidiary, as the case may be, for a continuous period of at least one year.

(j) **Rights on winding up**

If a notice is given by the Company to the Shareholders to convene a general meeting to consider a resolution to voluntarily wind up the Company, the Company shall forthwith after it despatches such notice to each Shareholder give notice thereof to all Grantees and thereupon, each Grantee (or his legal personal representative(s)) shall so long as the Option Period has commenced, be entitled to exercise all or any of the Options granted (to the extent not already exercised), irrespective of the limits on the exercise of the Option described in paragraph (f), at any time not later than 5 Business Days prior to the record date for ascertaining entitlements to attend and vote at the proposed general meeting of the Company by giving notice in writing to the Company, accompanied by a payment for the full amount of the aggregate subscription price

for the Shares in respect of which the notice is given, whereupon the Company shall as soon as possible and, in any event, no later than the record date referred to above, allot the relevant Shares to the Grantee credited as fully paid. With respect to Grantees who are employees of Yue Xiu, the Company or any Subsidiary, this paragraph shall apply only if, at the relevant time, such employees have been permanent members of the staff of Yue Xiu, the Company or any Subsidiary, as the case may be, for a continuous period of at least one year.

(k) **Effects of alterations to capital**

Subject to the limit on the number of Shares subject to the New Scheme described in paragraph (e) above, in the event of any capitalisation issue, rights issue, consolidation, sub-division or reduction of the share capital of the Company (other than an issue of Shares as consideration in respect of a transaction) whilst an Option remains outstanding, corresponding adjustments (if any) will be made to the Option exercise price and/or the number of Shares subject to outstanding Options and to the New Scheme, provided that any such adjustments shall be made such that the proportion of the issued share capital of the Company to which an Option entitles the Grantee to subscribe after such adjustment must be the same as that to which the Option entitled the Grantee to subscribe immediately before such adjustment, but no such adjustment shall be made to the extent that a Share would be issued at less than its nominal value. In respect of any adjustment required by the foregoing provisions, other than any made on a capitalisation issue, an independent financial adviser or the auditors of the Company must also confirm to the Board in writing that the adjustments satisfy the foregoing proviso.

(l) **Lapse of Options**

An Option shall lapse automatically (to the extent not already exercised) on the earliest of:

(i) the expiry of the Option Period;

(ii) the expiry of any of the other periods referred to in paragraphs (h) or (i);

(iii) subject to paragraph (j), the earlier of the close of business on the fifth business day prior to the record date referred to in paragraph (j) or the date of commencement of the winding-up of the Company;

(iv) save as otherwise provided in paragraph (i), or by the court in relation to the scheme in question, upon the sanctioning pursuant to the Companies Ordinance by the High Court of Hong Kong of a compromise or arrangement between the Company and the Shareholders or creditors for the purposes of or in connection with a scheme for the reconstruction of the Company or its amalgamation with any other company or companies;

(v) the date on which the Grantee is served a notice of termination of his employment, office, agency, consultancy or representation by Yue Xiu, the Company or any Subsidiary, as the case may be, for any reason, other than the circumstances described in paragraph (h) above, but including any one of the grounds specified in the New Scheme including misconduct, bankruptcy, insolvency, having made any arrangement or composition with his creditors and conviction of any criminal offence involving his integrity or honesty or (if so determined by the Board) on any other ground on which an employer or principal would be entitled to terminate the employment, office, agency, consultancy or representation at common law or pursuant to applicable laws or under Grantee's service contract, terms of office, or agency, consultancy, or representation agreement or arrangement with Yue Xiu, the Company or the relevant Subsidiary;

(vi) the date on which the Grantee serves a notice of termination of his employment, office, agency, consultancy or representation to Yue Xiu, the Company or the relevant Subsidiary, as the case may be, for any reason other than the circumstances described in paragraph (h) above;

(vii) the date on which the Grantee ceases to be an employee (including any executive director), officer (including any non-executive director), agent, consultant or representative of Yue Xiu, the Company or any Subsidiary for any reason other than the circumstances described in paragraph (h) above, if the Grantee is not yet entitled to exercise the Option by reason of the restrictions described in paragraph (f) above, and the date of cessation shall be the last actual day of employment, office, agency, consultancy or representation with Yue Xiu, the Company or the relevant Subsidiary, as the case may be, whether payment in lieu of notice is made or not (if applicable); or

(viii) the date on which the Board exercises the Company's right to cancel the Option because of a breach by the Grantee of the rules summarised in paragraph (g) above.

(m) **Ranking of Shares**

The Shares to be allotted upon the exercise of an Option will be subject to all the provisions of the Company's Articles and will rank pari passu with the fully paid Shares in issue on the date of allotment or, if that date falls on a day when the register of members of the Company is closed, the first day of the reopening of the register of members and accordingly will entitle the holders to participate in all dividends or other distributions paid or made on or after the date of allotment or, if that date falls on a day when the register of members of the Company is closed, the first day of the reopening of the register of members, other than any dividend or other distribution previously declared or recommended or resolved to be paid or made with respect to a record date which shall be before the date of allotment, or, if later, before the date of registration of the allotment in the register of members of the Company.

(n) **Cancellation of Options**

The Board may effect the cancellation of any outstanding Option in a manner that complies with any legal requirements for cancellation, as may be agreed with the relevant Grantee.

Where the Company cancels any Options granted but not exercised and grants new Options to the same Grantee, such grant of new Options may only be made under the New Scheme if there are available unissued Options (excluding the cancelled Options) within the limit approved by the Shareholders as referred to in paragraph (e) above.

(o) **Alteration to the New Scheme**

The terms of the New Scheme may be altered in any respect by resolution of the Board if such an alteration is not of a material nature, and except that the provisions of the New Scheme relating to matters contained in Rule 17.03 of the Listing Rules shall not be altered to the advantage of Participants unless with the prior sanction of a resolution of the Shareholders in general meeting.



Any alterations to the terms and conditions of the New Scheme which are of a material nature or any change to the terms of Options granted must first be approved by the Shareholders in general meeting, except where the alterations take effect automatically under the existing terms of the New Scheme.

The amended terms of the New Scheme or the Options must still comply with the relevant requirements of Chapter 17 of the Listing Rules.

Any change to the authority of the Board in relation to any alteration to the terms of the New Scheme must first be approved by the Shareholders in general meeting.



(p) **Termination of the New Scheme**

The Company by resolution passed at a general meeting of the Shareholders may at any time terminate the operation of the New Scheme. Upon termination of the New Scheme, no further Options will be granted thereunder but all the outstanding Options granted prior to such termination shall continue to be valid and exercisable in accordance therewith, and only those provisions of the New Scheme which are required to give effect to the outstanding Options shall continue to remain in force for such purpose.

(q) **Period of the New Scheme**

The New Scheme shall be valid and effective for a period of ten years commencing on the Adoption Date after which period no further Options will be granted, accepted or exercised. Only those provisions of the New Scheme which are required to give effect to the outstanding Options shall continue to remain in full force and effect for such purpose.

(r) **Conditions**

The adoption of the New Scheme is conditional upon:

(i) the passing of an ordinary resolution at the Extraordinary General Meeting approving the termination of the Existing Schemes and the adoption of the New Scheme; and

(ii) the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, any new Shares which may fall to be issued pursuant to the exercise of the Options that may be granted under the New Scheme.

(s) **Restrictions on the time of grant of Option**

Grant of Options may not be made to any Participant: (a) after a price sensitive event has occurred or a price sensitive matter has been the subject of a decision, until such price sensitive information has been published in the newspapers; or (b) within the period commencing one month immediately preceding the earlier of: (i) the date of the Board meeting for the approval of the Company's interim or annual results for any financial period; and (ii) the deadline for the Company to publish its interim or annual results announcement for any financial period under the Listing Agreement, and ending on the date of the results announcement.

(t) **Grant of Options to connected persons**

Where any grant of Options is proposed to be made to a Participant who is a director, chief executive or Substantial Shareholder of the Company, or any of their respective associates, such grant must first be approved by all the independent non-executive directors of the Company, excluding any independent non-executive director who is the proposed Grantee of such Options.

If the grant of Options is to be made to a Substantial Shareholder or an independent non-executive director of the Company, or any of their respective associates, which would result in the Shares issued and to be issued upon exercise of the Options proposed to be granted and all Options already granted or to be granted (including Options exercised, cancelled and outstanding) to such person under the New Scheme and any other share option scheme(s) of the Company and/or any of its Subsidiaries in the 12-month period up to and including the proposed date of grant of the Option: (a) representing in aggregate over 0.1 per cent. (0.1%) of the Shares then in issue; and (b) having an aggregate value, based on the closing price of the Shares at the proposed date of grant of the Option, in excess of $5 million, such grant of Options must first be approved by the Shareholders in general meeting in accordance with the requirements of the Listing Rules with all the connected persons of the Company abstaining from voting (except that any connected person may vote against the relevant resolution at the general meeting provided that his intention to do so has been stated in the document required to be issued pursuant to the Listing Rules). Any vote taken at the meeting to approve the proposed grant of such Options must be taken on a poll. In addition, any proposed change in the terms of Options granted to a Participant who is a Substantial Shareholder or an independent non-executive director of the Company, or any of their respective associates, must first be approved by the Shareholders in general meeting in the same manner as described above.

PROPOSED NEW SHARE OPTION SCHEME OF GZI TRANSPORT LIMITED

In this Appendix, the following expressions shall have the following meanings different from the context above:

"Adoption Date"	25th June, 2002 (the date on which the Subsidiary Scheme is conditionally adopted by resolution of the Shareholders of GZT in a special general meeting)
"Board"	the board of Directors
"Companies Act"	the Companies Act 1981 of Bermuda, as amended from time to time
"Companies Ordinance"	the Companies Ordinance (Cap. 32 of the Laws of Hong Kong), as amended from time to time
"Director"	the Directors of GZT
"Grant Date"	the date (which shall be a Business Day) on which the grant of an Option is made to (and subject to acceptance by) a Participant
"Grantee"	any Participant who accepts the grant of any Option in accordance with the terms of the Subsidiary Scheme or (where the context so permits) a person entitled under the Subsidiary Scheme to exercise any such Option in consequence of the death of the original Grantee
"Group"	GZT and its subsidiaries
"Holding Company"	a company which is for the time being and from time to time a holding company (within the meaning of Section 2 of the Companies Ordinance or Section 86 of the Companies Act) of GZT whether incorporated in Hong Kong, Bermuda or elsewhere, and as at the Adoption Date, the Holding Company shall be Guangzhou Investment Company Limited, a company incorporated under the laws of Hong Kong with limited liability and whose shares are listed on the main board of the Stock Exchange
"Option"	an option to subscribe for Shares granted to (and subject to acceptance by) a Participant of the Subsidiary Scheme

"Option Period" — a period to be notified by the Board to the Grantee at the time of the grant of an Option, such period to commence on the Grant Date or such later date as the Board may decide and expire on the last day of the said period, which in any event shall not exceed ten (10) years from the Grant Date, subject to certain provisions of the New Scheme as summarised in paragraphs (h), (i), (j) and (l) of this Appendix

"Participant" — any person being an employee, officer, agent, consultant or representative of the Holding Company, Yue Xiu, GZT or any Subsidiary, including any executive or non-executive director of the Holding Company, Yue Xiu, GZT or any Subsidiary, who satisfies the selection criteria summarised in paragraph (b) of this Appendix

"Scheme Period" — the period of ten years commencing on the Adoption Date

"Shareholders" — the shareholder of GZT

"Shares" — ordinary shares of HK$0.10 each (or of such other nominal amount as shall result from a sub-division or a consolidation of such shares from time to time) in the capital of GZT

"Subsidiary" — a company which is for the time being and from time to time a subsidiary (within the meaning of Section 2 of the Companies Ordinance or Section 86 of the Companies Act) of the Holding Company, Yue Xiu or GZT, as the case may be, whether incorporated in Hong Kong, Bermuda or elsewhere

The following is a summary of the principal terms of the Subsidiary Scheme proposed to be approved and adopted at the Extraordinary General Meeting:

(a) **Purpose**

The purpose of the Subsidiary Scheme is to provide incentives to Participants to contribute to the Group and to enable the Group to recruit, retain and motivate high-calibre employees and attract human resources that are valuable to the Group.

(b) **Who may join**

The Board may grant Options at a price calculated in accordance with paragraph (d) below to any Participant who, in the absolute discretion of the Board, has made valuable contribution to the business of the Group based on his performance and/or years of service, or is regarded as valuable human resources of the Group based on his work experience, knowledge in the industry and other relevant factors.

The Subsidiary Scheme further provides that no grants of Options shall be made except to such number of Participants and in such circumstances that GZT will not be required under applicable securities laws and regulations to issue a prospectus or other offer document in respect thereof, and will not result in the breach by GZT or the Directors of any applicable securities laws and regulations or in any filing or other requirements arising.

(c) **Payment on acceptance of Option offer**

HK$10.00 in cash is payable by the Grantee of the Option to GZT on acceptance of the offer.

(d) **Subscription Price**

The subscription price for the Shares in relation to the Options to be granted under the Subsidiary Scheme will be a price determined by the Board and notified to each Participant on the Grant Date (subject to acceptance by the Participant) and will be at least the highest of: (a) the closing price of the Shares as stated in the Stock Exchange's daily quotations sheets on the Grant Date, which must be a Business Day; (b) the average closing price of the Shares as stated in the Stock Exchange's daily quotation sheets for the 5 Business Days immediately preceding the Grant Date; and (c) the nominal value of the Shares.

(e) **Maximum number of Shares subject to the Subsidiary Scheme**

The total number of Shares which may be issued upon exercise of all outstanding Options granted and yet to be exercised under the Subsidiary Scheme and any other schemes of the Holding Company, GZT and/or its subsidiaries must not exceed 30 per cent. of the number of Shares in issue from time to time. No Options may be granted if such grant would result in the 30-per cent. limit being exceeded.

In addition, subject to the aforementioned 30-per cent. limit, the total number of Shares which may be issued upon exercise of all Options to be granted under the Subsidiary Scheme and any other share option scheme(s) of the Holding Company, GZT and/or the Subsidiary must not in aggregate exceed 10 per cent. of the number of Shares in issue as at the date of approval of the Subsidiary Scheme (the "10% Limit"). Options lapsed in accordance with the terms of the Subsidiary Scheme or any other share option scheme(s) of the Holding Company, GZT and/or its subsidiary shall not be counted for the purpose of calculating the 10% Limit. GZT may seek approval from its Shareholders in general meeting to refresh the 10% Limit at any time in accordance with the provisions of the Listing Rules, provided that the total number of Shares which may be issued upon exercise of all Options to be granted under the Subsidiary Scheme and any other share option scheme(s) of the Holding Company, GZT and/or the Subsidiary under the limit as refreshed must not exceed 10 per cent. of the number of Shares in issue as at the date of approval of the mandate with respect to the refresher (the "Refreshed Limit"). Options previously granted to (and subject to acceptance by) a Participant under the Subsidiary Scheme and/or any other share option scheme(s) of the Holding Company, GZT and/or the Subsidiary (including those exercised, outstanding, cancelled or lapsed in accordance with the Subsidiary Scheme or such other schemes) shall not be counted for the purpose of calculating the Refreshed Limit.

GZT may also seek separate approval from the Shareholders in general meeting, and (if required under the Listing Rules) of the shareholders of the Holding Company in general meeting are obtained in accordance with the relevant procedural requirements of the Listing Rules, for granting Options beyond the 10% Limit, or as the case may be, the Refreshed Limit, in accordance with the provisions of the Listing Rules. Accordingly, if the prior approval of the Shareholders in general meeting is obtained in accordance with the relevant procedural requirements of the Listing Rules, the Board may grant Options to such Participants in respect of such number of Shares and on such terms as may be specified in the said Shareholders' approval.

If any grant of Options is proposed to be made to a Participant which, if accepted and exercised in full, would result in such Participant becoming entitled to subscribe for such number of Shares as would, when aggregated with the total number of Shares already issued and which may fall to be issued upon the exercise of such Options proposed to be granted and all Options already granted (including Options exercised, cancelled and outstanding) under the Subsidiary Scheme and any other share option scheme(s) of the Holding Company, GZT and/or its subsidiary within the 12-month period immediately preceding the proposed date of grant of such Options, exceed 1 per cent. of the number of Shares in issue as at the proposed date of grant, then such grant of Options must first be approved by the Shareholders in general meeting held in accordance with the requirements of the Listing Rules, and such Participant and his associates shall abstain from voting on the relevant resolution at such meeting.

(f) **Time of exercise of Option**

Subject as mentioned below, an Option may be exercised in accordance with the terms of the Subsidiary Scheme at any time during a period to be notified by the Board to each Grantee at the time of grant of the Option, which must not be more than 10 years from the Grant Date.

A Grantee who is an employee of the Holding Company, Yue Xiu, GZT or any Subsidiary must have been employed by the Holding Company, Yue Xiu, GZT or any Subsidiary, as the case may be, for a continuous period of at least one year as a permanent member of their staff, before such a Grantee is entitled to exercise the Options granted to him and, for the purposes of the Subsidiary Scheme and a grant of Option to an employee of the Holding Company, Yue Xiu, GZT or any Subsidiary, the Option Period in respect of such Options shall commence from the Grant Date.

During the Option Period, save for certain exceptional situations (such as those mentioned in paragraphs (i) and (j) below), the exercise of the Options by a Grantee who is not an employee of the Holding Company, Yue Xiu, GZT or any Subsidiary, as the case may be, shall be limited such that during the period (i) up to the first anniversary; and (ii) up to the second anniversary, of the commencement date of the Option Period, such Grantee shall only be permitted to exercise up to (i) 30 per cent.; and (ii) 60 per cent. (inclusive of any Options exercised under (i)), respectively, of the Options granted under the relevant grant. After the second anniversary of the commencement date of the Option Period the restrictions will cease and the Grantee will be entitled to exercise up to 100 per cent. of the Options granted under the relevant grant. Where the Option Period under the relevant grant is one year or less, the above restrictions will not apply, and where the Option Period under the relevant grant is more than one year but two years or less, only the 30 per cent. restriction for the first year of the Option Period will apply and the 60 per cent. restriction for the second year of the Option Period will not apply.

In respect of a Grantee who is an employee of the Holding Company, Yue Xiu, GZT or any Subsidiary, the same limits on the exercise of the Options as described in the immediately preceding paragraph above shall also apply, except that the periods referred to in (i) and (ii) above shall commence from the later of: (a) the date of completion by such Grantee of one year of continuous employment as a permanent member of the staff of the Holding Company, Yue Xiu, GZT or any Subsidiary, as the case may be; and (b) the commencement date of the Option Period, and the date when the restrictions cease shall be modified accordingly.

The right to exercise an Option is not subject to or conditional upon the achievement of any performance targets.

(g) **Rights are personal to Grantee**

An Option shall be personal to the Grantee and shall not be assignable and no Grantee shall in any way sell, transfer, assign, charge, mortgage, encumber or create any interest in favour of any third party over or in relation to any Option or purport to do any of the foregoing (save that the Grantee may have the Shares to be issued on the exercise of any Option registered in the name of a nominee holding such Shares solely in trust for him or her subject to the provision of evidence in support of such trust arrangement between the Grantee and the nominee to the satisfaction of the Board upon request, failing which the Board may refuse to register the Shares on the exercise of any Option in the name of a nominee). Any breach of the foregoing shall entitle GZT to cancel any outstanding Option, or any part thereof, in favour of such Grantee.

(h) **Rights on death, ill health, injury, disability, insanity, redundancy or retirement**

If the Grantee ceases to be an employee (including any executive director), officer (including any non-executive director), agent, consultant or representative of the Holding Company, Yue Xiu, GZT or any Subsidiary, as the case may be, by reason of death, ill health, disability, injury, insanity, redundancy or retirement, and none of certain events which would be a ground for termination of the employment, office, agency, consultancy or representation specified in the Subsidiary Scheme (and summarised in sub-paragraph (v) of paragraph (l) below) arises, the Grantee or his legal personal representative(s) shall be entitled after commencement of the Option Period until whichever is the earlier of the date of expiry of the Option Period or the last day of the period of 6 months (or such longer period as the Board may determine) from the date of cessation, which date shall be the last actual day of employment, office, agency consultancy or representation with the Holding Company, Yue Xiu, GZT or the relevant Subsidiary whether payment in lieu of notice is made or not (if applicable), to exercise the Option (to the extent not already exercised and up to his or her entitlement) in full or to the extent specified in the notice to exercise such Option.

(i) **Rights on takeover**

If a general offer (other than a general offer required pursuant to paragraphs 26.1(c) or 26.1(d) of the Hong Kong Code on Takeovers and Mergers, or any equivalent successor provision) to acquire Shares (whether by takeover offer, merger, privatisation proposal by scheme of arrangement between GZT and the Shareholders or otherwise in like manner) is made to all the Shareholders and such offer, having been approved in accordance with applicable laws and regulatory requirements, becomes or is declared unconditional, the Grantee of the Option (or his legal personal representatives) shall so long as the Option Period has commenced, be entitled to exercise all the Option granted (to the extent not already exercised) irrespective of the limits on the exercise of the Option described in paragraph (f) above, at any time until whichever is the earlier of the date of expiry of the Option Period or the last day of the period of 14 days after the date on which the offer becomes or is declared unconditional, after which the Option shall lapse. With respect to Grantees who are employees of the Holding Company, Yue Xiu, GZT or any Subsidiary, this paragraph shall apply only if, at the relevant time, such employees have been permanent members of the staff of the Holding Company, Yue Xiu, GZT or any Subsidiary, as the case may be, for a continuous period of at least one year.

(j) **Rights on winding up**

If a notice is given by GZT to the Shareholders to convene a general meeting to consider a resolution to voluntarily wind up GZT, GZT shall forthwith after it despatches such notice to each Shareholder give notice thereof to all Grantees and thereupon, each Grantee (or his legal personal representative(s)) shall so long as the Option Period has commenced, be entitled to exercise all or any of the Options granted (to the extent not already exercised), irrespective of the limits on the exercise of the Option described in paragraph (f), at any time not later than 5 Business Days prior to the record date for ascertaining entitlements to attend and vote at the proposed general meeting of GZT by giving notice in writing to GZT, accompanied by a payment

for the full amount of the aggregate subscription price for the Shares in respect of which the notice is given, whereupon GZT shall as soon as possible and, in any event, no later than the record date referred to above, allot the relevant Shares to the Grantee credited as fully paid. With respect to Grantees who are employees of the Holding Company, Yue Xiu, GZT or any Subsidiary, this paragraph shall apply only if, at the relevant time, such employees have been permanent members of the staff of the Holding Company, Yue Xiu, GZT or any Subsidiary, as the case may be, for a continuous period of at least one year.

(k) **Effects of alterations to capital**

Subject to the limit on the number of Shares subject to the Subsidiary Scheme described in paragraph (e) above, in the event of any capitalisation issue, rights issue, consolidation, sub-division or reduction of the share capital of GZT (other than an issue of Shares as consideration in respect of a transaction) whilst an Option remains outstanding, corresponding adjustments (if any) will be made to the Option exercise price and/or the number of Shares subject to outstanding Options and to the Subsidiary Scheme, provided that any such adjustments shall be made such that the proportion of the issued share capital of GZT to which an Option entitles the Grantee to subscribe after such adjustment must be the same as that to which the Option entitled the Grantee to subscribe immediately before such adjustment, but no such adjustment shall be made to the extent that a Share would be issued at less than its nominal value. In respect of any adjustment required by the foregoing provisions, other than any made on a capitalisation issue, an independent financial adviser or the auditors of GZT must also confirm to the Board in writing that the adjustments satisfy the foregoing proviso.

(l) **Lapse of Options**

An Option shall lapse automatically (to the extent not already exercised) on the earliest of:

(i) the expiry of the Option Period;

(ii) the expiry of any of the other periods referred to in paragraphs (h) or (i);

(iii) subject to paragraph (j), the earlier of the close of business on the fifth business day prior to the record date referred to in paragraph (j) or the date of commencement of the winding-up of GZT;

(iv) save as otherwise provided in paragraph (i), or by the court in relation to the scheme in question, upon the sanctioning pursuant to the Companies Act by the Supreme Court of Bermuda of a compromise or arrangement between GZT and the Shareholders or creditors for the purposes of or in connection with a scheme for the reconstruction of GZT or its amalgamation with any other company or companies;

(v) the date on which the Grantee is served a notice of termination of his employment, office, agency, consultancy or representation by the Holding Company, Yue Xiu, GZT or any Subsidiary, as the case may be, for any reason, other than the circumstances described in paragraph (h) above, but including any one of the grounds specified in the Subsidiary Scheme including misconduct, bankruptcy, insolvency, having made any arrangement or composition with his creditors and conviction of any criminal offence involving his integrity or honesty or (if so determined by the Board) on any other ground on which an employer or principal would be entitled to terminate the employment, office, agency, consultancy or representation at common law or pursuant to applicable laws or under Grantee's service contract, terms of office, or agency, consultancy, or representation agreement or arrangement with the Holding Company, Yue Xiu, GZT or the relevant Subsidiary;

(vi) the date on which the Grantee serves a notice of termination of his employment, office, agency, consultancy or representation to the Holding Company, Yue Xiu, GZT or the relevant Subsidiary, as the case may be, for any reason other than the circumstances described in paragraph (h) above;

(vii) the date on which the Grantee ceases to be an employee (including any executive director), officer (including any non-executive director), agent, consultant or representative of the Holding Company, Yue Xiu, GZT or any Subsidiary for any reason other than the circumstances described in paragraph (h) above, if the Grantee is not yet entitled to exercise the Option by reason of the restrictions described in paragraph (f) above, and the date of cessation shall be the last actual day of employment, office, agency, consultancy or representation with the Holding Company, Yue Xiu, GZT or the relevant Subsidiary, as the case may be, whether payment in lieu of notice is made or not (if applicable); or

(viii) the date on which the Board exercises the GZT's right to cancel the Option because of a breach by the Grantee of the rules summarised in paragraph (g) above.

(m) **Ranking of Shares**

The Shares to be allotted upon the exercise of an Option will be subject to all the provisions of the Bye-laws of GZT and will rank pari passu with the fully paid Shares in issue on the date of allotment or, if that date falls on a day when the register of members of GZT is closed, the first day of the reopening of the register of members and accordingly will entitle the holders to participate in all dividends or other distributions paid or made on or after the date of allotment or, if that date falls on a day when the register of members of GZT is closed, the first day of the reopening of the register of members, other than any dividend or other distribution previously declared or recommended or resolved to be paid or made with respect to a record date which shall be before the date of allotment, or, if later, before the date of registration of the allotment in the register of members of GZT.

(n) **Cancellation of Options**

The Board may effect the cancellation of any outstanding Option in a manner that complies with any legal requirements for cancellation, as may be agreed with the relevant Grantee.

Where GZT cancels any Options granted but not exercised and grants new Options to the same Grantee, such grant of new Options may only be made under the Subsidiary Scheme if there are available unissued Options (excluding the cancelled Options) within the limit approved by the Shareholders as referred to in paragraph (e) above.

(o) **Alteration to the Subsidiary Scheme**

The terms of the Subsidiary Scheme may be altered in any respect by resolution of the Board if such an alteration is not of a material nature, and except that the provisions of the Subsidiary Scheme relating to matters contained in Rule 17.03 of the Listing Rules shall not be altered to the advantage of Participants unless with the prior sanction of a resolution of the Shareholders in general meeting.

Any alterations to the terms and conditions of the Subsidiary Scheme which are of a material nature or any change to the terms of Options granted must first be approved by the Shareholders in general meeting and (if required by the Listing Rules) by the shareholders of the Holding Company in general meeting, except where the alterations take effect automatically under the existing terms of the Subsidiary Scheme.

The amended terms of the Subsidiary Scheme or the Options must still comply with the relevant requirements of Chapter 17 of the Listing Rules.

Any change to the authority of the Board in relation to any alteration to the terms of the Subsidiary Scheme must first be approved by the Shareholders in general meeting and (if required by the Listing Rules) by the shareholders of the Holding Company in general meeting.

(p) **Termination of the Subsidiary Scheme**

GZT by resolution passed at a general meeting of the Shareholders may at any time terminate the operation of the Subsidiary Scheme. Upon termination of the Subsidiary Scheme, no further Options will be granted thereunder but all the outstanding Options granted prior to such termination shall continue to be valid and exercisable in accordance therewith, and only those provisions of the Subsidiary Scheme which are required to give effect to the outstanding Options shall continue to remain in force for such purpose.

(q) **Period of the Subsidiary Scheme**

The Subsidiary Scheme shall be valid and effective for a period of ten years commencing on the Adoption Date after which period no further Options will be granted, accepted or exercised. Only those provisions of the Subsidiary Scheme which are required to give effect to the outstanding Options shall continue to remain in force for such purpose.

(r) **Conditions**

The adoption of the Subsidiary Scheme is conditional upon:

(i) the passing of an ordinary resolution at the special general meeting of GZT to approve the termination of the existing scheme of GZT and the adoption of the Subsidiary Scheme;

(ii) the passing by the shareholders of Guangzhou Investment Company Limited in an extraordinary general meeting of an ordinary resolution to approve the adoption of the Subsidiary Scheme;

(iii) the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, any new Shares which may fall to be issued pursuant to the exercise of the Options that may be granted under the Subsidiary Scheme; and

(iv) the Bermuda Monetary Authority granting consent in respect of Options, and/or the Shares which may fall to be issued pursuant to the exercise of Options under the Subsidiary Scheme (if required).

(s) **Restrictions on the time of grant of Option**

Grant of Options may not be made to any Participant: (a) after a price sensitive event has occurred or a price sensitive matter has been the subject of a decision, until such price sensitive information has been published in the newspapers; or (b) within the period commencing one month immediately preceding the earlier of: (i) the date of the Board meeting for the approval of the interim or annual results of GZT for any financial period; and (ii) the deadline for GZT to publish its interim or annual results announcement for any financial period under the Listing Agreement, and ending on the date of the results announcement.

(t) **Grant of Options to connected persons**

Where any grant of Options is proposed to be made to a Participant who is:

(i) a director, chief executive or Substantial Shareholder of GZT, or any of their respective associates, such grant must first be approved by all the independent non-executive directors of GZT; or

(ii) a director, chief executive or Substantial Shareholder of the Holding Company, or any of their respective associates (if required by the Listing Rules) such grant must first be approved by all the independent non-executive directors of the Holding Company,

in each case, excluding any independent non-executive director who is the proposed Grantee of such Options.

If the grant of Options is to be made to a Substantial Shareholder or an independent non-executive director of GZT, or any of their respective associates, which would result in the Shares issued and to be issued upon exercise of the Options proposed to be granted and all Options already granted or to be granted (including Options exercised, cancelled and outstanding) to such person under the Subsidiary Scheme and any other share option scheme(s) of GZT and/or any of its Subsidiaries in the 12-month period up to and including the proposed date of grant of the Option: (a) representing in aggregate over 0.1 per cent. (0.1%) of the Shares then in issue; and (b) having an aggregate value, based on the closing price of the Shares at the proposed date of grant of the Option, in excess of $5 million, such grant of Options must first be approved by the Shareholders in general meeting in accordance with the requirements of the Listing Rules with all the connected persons of GZT abstaining from voting (except that any connected person may vote against the relevant resolution at the general meeting provided that his intention to do so has been stated in the document required to be issued pursuant to the Listing Rules). Any vote taken at the meeting to approve the proposed grant of such Options must be taken on a poll. In addition, any proposed change in the terms of Options granted to a Participant who is a Substantial Shareholder or an independent non-executive director of GZT, or any of their respective associates, must first be approved by the Shareholders in general meeting in the same manner as described above.


越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Guangzhou Investment Company Limited (the "Company") will be held at 1st Floor, South China Hotel, 67-75 Java Road, North Point, Hong Kong on 26th June, 2002 at 9:45 a.m. (or so soon thereafter as the annual general meeting of the Company convened at the same place and on the same day shall have been concluded or adjourned), for the purpose of considering and, if thought fit, passing the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

1. ADOPTION OF NEW SHARE OPTION SCHEME OF THE COMPANY

"**THAT** subject to and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting the approval of the listing of, and permission to deal in, any shares of the Company which may fall to be issued pursuant to the exercise of any options under the new share option scheme of the Company (the "New Scheme"), in the form submitted to this meeting and for the purpose of identification initialed by the Chairman of this meeting and marked "A",

(1) the operation of the two existing share option schemes adopted by the Company by ordinary resolution of the shareholders of the Company on 21st November, 1992 and 23rd June, 1998, respectively (the "Existing Schemes") in the forms submitted to this meeting and for the purpose of identification initialed by the Chairman of this meeting and marked "B" and "C", be terminated and that no further options will be granted under the Existing Schemes but all the outstanding Options granted prior to such termination shall continue to be valid and exercisable in accordance therewith, and only those provisions of the Existing Schemes which are required to give effect to the outstanding Options shall continue to remain in force for such purpose; and

(2) the rules of the New Scheme be and are hereby approved and adopted and that the directors of the Company be and they are hereby authorised to:

(i) administer the New Scheme under which the options under the New Scheme will be granted to eligible participants under the New Scheme to subscribe for shares of the Company;

(ii) modify and/or amend the rules of the New Scheme from time to time subject to the provisions of such rules;

(iii) issue and allot from time to time such number of shares of the Company as may be required to be issued pursuant to the exercise of the options under the New Scheme; and

(iv) to make application at the appropriate time to The Stock Exchange of Hong Kong Limited, and any other stock exchange upon which the shares of the Company may for the time being be listed, for the listing of, and permission to deal in, the shares of the Company which may thereafter from time to time be issued and allotted pursuant to the exercise of the options under the New Scheme."

2. APPROVAL FOR ADOPTION OF THE NEW SHARE OPTION SCHEME BY GZI TRANSPORT LIMITED

"**THAT** the new share option scheme of GZI Transport Limited in the form submitted to this meeting and initialed by the Chairman of this meeting and marked "D" for the purposes of identification, be and is hereby approved for adoption by GZI Transport Limited and that the directors of GZI Transport Limited be and are hereby authorised to implement and administer the same and to issue and allot shares to such persons as may be allowed under and on terms therein mentioned."

By Order of the Board
Liu Jinxiang
Chairman

Hong Kong, 5th June, 2002

Notes:

(1) A shareholder of the Company entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

(2) To be valid, the form of proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power or attorney, must be deposited with the Company's share registrar, Abacus Share Registrars Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong, not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting thereof.

(3) In the case of joint holders of any share, any one of such persons may vote at the meeting either personally or by proxy in respect of such share but if more than one of such joint holders are present at the meeting personally or by proxy, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names stand in the register of members in respect of the joint holding.


越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

Form of proxy for use at the Extraordinary General Meeting ("Meeting")

I/We[1] ____

of ____

being the registered holder(s) of[2] ______________________________

shares of HK$0.10 each in the capital of the above-named company (the "Company"), HEREBY APPOINT the Chairman of the Meeting or[3] ____

of ____

as my/our proxy to attend and act for me/us at the Meeting (or at any adjournment thereof) of the Company to be held at 1st Floor, South China Hotel, 67-75 Java Road, North Point, Hong Kong on Wednesday, 26th June, 2002 at 9:45 a.m. (or so soon thereafter as the annual general meeting of the Company convened at the same place and on the same day shall have been concluded or adjourned), for the purpose of considering and, if thought fit, passing the resolutions as set out in the notice convening the Meeting and at the Meeting (or at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the said resolutions as hereunder indicated[4] or if no such indication is given, as my/our proxy thinks fit.

		FOR[4]	AGAINST[4]
1.	**ORDINARY RESOLUTION NO. 1** To approve the termination of the existing share option schemes of the Company and the adoption of the new share option scheme of the Company		
2.	**ORDINARY RESOLUTION NO. 2** To approve for adoption of the new share option scheme of GZI Transport Limited		

Signature[5] ______________________ Date ______________________

Notes:

1. Full name(s) and address(es) must be inserted in **BLOCK CAPITALS.**
2. Please insert the number of shares of the Company to which the proxy relates registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).
3. If any proxy other than the Chairman is preferred, strike out "the Chairman of the Meeting" and insert the name and address of the proxy desired in the space provided. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, TICK IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, TICK IN THE BOX MARKED "AGAINST".** Failure to tick either box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of any officer or attorney duly authorised.
6. A shareholder of the Company entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company.
7. In the case of joint holders of any share, any one of such persons may vote at the Meeting either in person or by proxy in respect of such share, but if more than one of such joint holders are present at the Meeting either personally or by proxy, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names stand on the register of members in respect of the joint holding.
8. To be valid, this form of proxy, together with the power of attorney (if any) or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company's share registrar, Abacus Share Registrars Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not less than 48 hours before the time appointed for holding of the Meeting (or any adjourned meeting thereof).
9. Completion and delivery of the form of proxy will not preclude you from attending and voting in person at the Meeting or any adjourned meeting if you so wish.



越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED

(於香港註冊成立的有限公司)

股東特別大會(「大會」)適用的代表委任表格

本人／吾等(附註1)＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

地址為＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

為上述公司(「本公司」)股本中每股面值0.10港元的股份共＿＿＿＿＿＿股(附註2)的登記持有人，

茲委任大會主席或(附註3)＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

地址為＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

為本人／吾等的代表，出席於二○○二年六月二十六日星期三上午九時四十五分，假座香港北角渣華道67-75號粵華酒店1樓(或緊隨本公司於同日，在同一地點舉行的股東週年大會結束或休會後)舉行的本公司大會(或其任何續會)，以考慮並酌情通過召開大會通告所載的決議案，並於大會(或其任何續會)上代表本人／吾等及以本人／吾等的名義就本表格所列的決議案按下列的指示(附註4)投票。倘未有作出任何指示，則本人／吾等的代表可酌情自行投票表決。



		贊成(附註4)	反對(附註4)
1.	**普通決議案1項** 批准終止本公司現有購股權計劃及採納本公司新購股權計劃		
2.	**普通決議案2項** 批准越秀交通有限公司採納新購股權計劃		

簽署(附註5)＿＿＿＿＿＿＿＿＿＿＿＿　　日期＿＿＿＿＿＿＿＿＿＿＿＿

附註：

1. 請用**正楷**填上全名及地址。
2. 請填上以　閣下名義登記與本代表委任表格有關的股份數目。如未有填上股份數目，則本代表委任表格將視為與　閣下名義登記的所有本公司股份有關。
3. 如委任大會主席以外的人士為代表，請將「大會主席或」字樣刪去，並在空欄內填上擬委任的代表姓名及地址。**本代表委任表格的任何更改，均須由簽署人簡簽示可。**
4. **注意：　閣下如欲投票贊成任何決議案，請在「贊成」欄內加上「√」號。如欲投票反對任何決議案，則請在「反對」欄內加上「√」號。**如無任何指示，則　閣下的代表可酌情決定投票。除大會通告所列的決議案外，　閣下的代表亦有權就大會正式提出的任何決議案自行酌情投票。
5. 本代表委任表格須由　閣下或　閣下的正式書面授權人簽署。如持有人為一公司，則須加蓋公司印鑑或經由公司負責人或正式授權人親筆簽署。
6. 凡有權出席大會及於會上投票的本公司股東，均有權委派一名或以上的代表代其出席大會及代表其投票。受委代表毋須為本公司股東。
7. 倘為任何股份的聯名持有人，任何一名聯名持有人可親自或委派代表就該等股份於會上投票，惟倘超過一名該等聯名持有人親自或委派代表出席大會，則只會接納排名首位的持有人親自或委派代表作出的投票，而其他聯名持有人的投票概不受理。排名先後是按股東名冊內聯名持有人的排名次序為準。
8. 本代表委任表格連同經簽署的授權書或其他授權文件(如有)，或經由公證人簽署證明的該等授權書或授權文件的副本，須於大會(或其任何續會)指定舉行時間四十八小時前送達本公司的股份過戶登記處雅柏勤證券登記有限公司，地址為香港中環干諾道中111號永安中心5樓，方為有效。
9. 填妥及交回代表委任表格後，　閣下仍可親自出席大會或其任何續會並於會上投票。

(iii) 不時發行及配發因行使新計劃項下的購股權而須發行的本公司股份；及

(iv) 在適當時候向香港聯合交易所有限公司及本公司股份在當時上市的任何其他證券交易所申請批准其後不時因行使新計劃項下的購股權而須發行及配發的本公司股份上市及買賣。」

2. 批准越秀交通有限公司採納新購股權計劃

「**動議**批准越秀交通有限公司採納其新購股權計劃(按提交本大會的文本格式，其由本大會主席簽署以資識別，並註有「D」字樣)，以及授權越秀交通有限公司董事執行及管理其新購股權計劃，及根據該計劃的條款，發行及配發股份予其可容許的人士。」

承董事會命
董事長
劉錦湘

香港，二〇〇二年六月五日

附註：

(1) 凡有權出席上述通告召開的大會並於會上投票的本公司股東，均可委任一名或以上代表，代其出席及投票。受委代表毋須為本公司股東。

(2) 代表委任表格連同經簽署的授權書或其他授權文件(如有)或經公證人證明的授權書或其他授權文件(如有)必須於大會或其任何續會指定舉行時間四十八小時前交回本公司的股份過戶登記處雅柏勤證券登記有限公司，地址為香港干諾道中111號永安中心5樓，方為有效。

(3) 就任何股份的聯名持有人而言，任何其中一名人士可親身或委派代表就該股股份在大會上投票；惟倘超過一名該等聯名持有人親身或委派代表出席大會，則僅接納排名首位的聯名持有人的投票(不論親身或委派代表投票)，而其他聯名持有人再無權投票。就此而言，排名先後乃按照股東名冊上聯名持有人的次序而定。



越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED

(於香港註冊成立的有限公司)

茲通告越秀投資有限公司(「本公司」)將於二〇〇二年六月二十六日上午九時四十五分假座香港北角渣華道67-75號粵華酒店一樓(或緊隨本公司於同日,在同一地點召開的股東週年大會結束或休會後)舉行股東特別大會,藉以考慮及酌情通過下列決議案為普通決議案:

普通決議案

1. **採納本公司的新購股權計劃**

「**動議**待香港聯合交易所有限公司上市委員會批准因行使本公司的新購股權計劃(「新計劃」,按提交本大會的文本格式,其由本大會主席簽署以資識別,並註有「A」字樣)項下的任何購股權而須予發行的任何本公司股份上市及買賣後,

(1) 終止本公司以其股東分別於一九九二年十一月二十一日及一九九八年六月二十三日以普通決議案採納的兩項現有購股權計劃(「現有計劃」,按提交本大會的文本格式,其由本大會主席簽署以資識別,並註有「B」及「C」字樣),及將不會根據現有計劃進一步授出購股權,惟於終止現有計劃前授出的所有未行使購股權將繼續生效,並可根據現有計劃予以行使,而對尚未行使購股權生效所需的現有計劃條文將就此目的繼續有效;及

(2) 批准及採納新計劃的規則,及授權本公司董事:

(i) 管理新計劃,以根據新計劃向合資格參與人士授出可認購本公司股份的購股權;

(ii) 根據規則的條文,不時更改及/或修訂新計劃的規則;

(ii) 控股公司的董事、行政總裁或主要股東或彼等各自的聯繫人(倘上市規則有所規則)，則該項授出須事先獲控股公司的全體獨立非執行董事批准，

於各情況下，不包括身為該等購股權的建議承授人的任何獨立非執行董事。

倘向越秀交通主要股東或獨立非執行董事或彼等各自的聯繫人授出購股權，將導致因行使該等建議授出的購股權及根據附屬計劃及控股公司、越秀交通及／或其附屬公司的任何其他購股權計劃向該等人士授出或將予授出的所有購股權(包括已行使、已註銷及尚未行使者)而發行或將予發行的股份於建議授出購股權日期起計之十二個月止期間內：(a)合共超過當時已發行股份百分之零點一 (0.1%)；及(b)按股份於建議授出購股權日期的收市價計算，合共價值超過5,000,000 港元，則授出該等購股權須根據上市規則規定事先獲股東於股東大會上批准，而所有越秀交通關連人士須放棄投票，惟於根據上市規則須予刊發的文件中表明其意願的任何關連人士，可於股東大會上就有關決議案投反對票。授出購股權建議須於大會上以投票方式表決批准。此外，向其為越秀交通主要股東或獨立非執行董事或彼等各自之聯繫人的參與人士授出購股權的條款的任何變動建議，須事先獲股東於股東大會上以上述相同方式批准。

(q) **附屬計劃的期限**

附屬計劃於採納日期起計十年內有效及生效。於該期間後，將不得進一步授出、接納或行使購股權，僅有使該終止前授出及獲接納但當時尚未行使的所有購股權生效所需的附屬計劃條文將持續有效及可按照附屬計劃予以行使。

(r) **條件**

附屬計劃須待下列條件獲達成後，方獲採納：

(i) 於越秀交通股東特別大會通過普通決議案，批准終止越秀交通的現有計劃及採納附屬計劃；



(ii) 越秀投資有限公司股東於其股東特別大會通過普通決議案，批准採納附屬計劃；

(iii) 聯交所上市委員會批准因根據附屬計劃可能授出的購股權獲行使而須予發行的任何新股股份上市及買賣；及

(iv) 百慕達金融管理局授出有關購股權、及／或因行使附屬計劃項下的購股權而須予發行的股份的同意(倘需要)。

(s) **授出購股權的時限**



於以下期間不得向任何參與人士授出購股權：(a)發生影響股價的事項或就影響股價的事項作出決定後，直至該等影響股價的資料於報章公布為止；或(b)於緊接以下期間前一個月(以較早者為準)，直至公布業績之日止：(i)舉行董事會議批准越秀交通任何財務期間的中期或年度業績之日；及(ii)根據上市協議，越秀交通刊發其於任何財務期間的中期或年度業績公布的限期。

(t) **向關連人士授出購股權**

倘建議向一名參與人士授出任何購股權，其為：

(i) 越秀交通董事、行政總裁或主要股東或彼等各自的聯繫人，該項授出須事先獲越秀交通全體獨立非執行董事批准；或

(n) **註銷購股權**

董事會可遵照任何有關註銷的法例規定的方式註銷任何尚未行使的購股權，惟須獲有關承授人同意。

倘越秀交通註銷任何已授出但尚未行使的購股權並向同一名承授人授出新購股權，則僅可以在上文(e)所述獲股東批准但尚未授出購股權的限額內(不包括已註銷購股權)根據附屬計劃授出新購股權。

(o) **修訂附屬計劃**

倘性質屬並非重大的修訂，附屬計劃條款的各方面可透過董事會決議案予以修訂，惟不得就導致有利參與人士而修訂有關上市規則第17.03條所載事宜的附屬計劃條文，除非事先於股東大會獲通過股東決議案批准。

對附屬計劃的條款及條件作出任何重大修訂或對已授出的購股權的條款作出任何變動須事先獲股東於股東大會上及(倘上市規則有所規定)控股公司股東於其股東大會上批准，惟根據附屬計劃的現有條款自動生效的變動除外。

經修訂的附屬計劃條款或購股權仍須遵從上市規則第17章有關規定。

董事會修訂附屬計劃任何條款的權力如有任何變動，必須事先獲股東於股東大會上及(倘上市規則有所規定)控股公司股東於其股東大會上批准。

(p) **終止附屬計劃**

越秀交通可於股東大會上通過決議案隨時終止附屬計劃的運作。終止附屬計劃後，將不會進一步據此授出購股權，而僅有使該終止前授出及獲接納但當時尚未行使的所有購股權生效所需的附屬計劃條文將持續有效及可按照新計劃予以行使。

(v) 承授人因任何原因接獲通知，終止其於控股公司、越秀企業、越秀交通或任何附屬公司(視情況而定)的受聘、職務、出任代理人、出任顧問或出任代表之日，不包括上文(h)段所載的情況，但包括附屬計劃所指的任何其中一項理由，包括行為失當、破產、無力償債、與其債權人作出任何安排或債務重組協議及被裁定涉及其公正或誠信之任何刑事罪行或任何其他致使僱主或當事人可根據普通法或適用法例或與控股公司、越秀企業、越秀交通或有關附屬公司訂立之服務合約、委任書、或出任代理人、出任顧問或出任代表的協議或安排有權終止受聘、職務、出任代理人、出任顧問或出任代表的任何其他原因(由董事會釐定)；



(vi) 承授人因任何原因(上文(h)段所述的情況除外)接獲通知終止其於控股公司、越秀企業、越秀交通或有關附屬公司(視情況而定)的受聘、職務、出任代理人、出任顧問或出任代表之日；

(vii) 承授人因任何原因(上文(h)段所載的情況除外)而終止作為控股公司、越秀企業、越秀交通或任何附屬公司的僱員(包括任何執行董事)、高級職員(包括任何非執行董事)、代理人、顧問或代表之日，倘承授人因上文(f)段所述限制的原因而尚未有權行使購股權，則不論是否支付代通知金(倘適用)，終止日期將為其於控股公司、越秀企業、越秀交通或有關附屬公司(視情況而定)的最後一個實際受聘、職務、出任代理人、出任顧問或出任代表的日期；或

(viii) 董事會因承授人違反上文(g)段概述的規則而行使越秀交通權利註銷購股權之日。



(m) **股份的地位**

因行使購股權而配發的股份將受越秀交通的公司細則所有條文所規限，並將與於配發日期(或倘越秀交通於該日暫停辦理股份過戶登記手續，則為再開始辦理股份過戶登記手續首日)已發行的繳足股份享有同等權益。據此，持有人將有權獲派於配發日期(或倘越秀交通於該日暫停辦理股份過戶登記手續，則為再開始辦理股份過戶登記手續首日)當日或之後派付或作出的所有股息或其他分派，惟所宣派或建議或議決派付或作出的任何股息或其他分派的記錄日期定於配發日期或(倘為較後時間)於越秀交通股東名冊登記配發的日期之前者除外。

權(以尚未行使者為限),而不受上文(f)段所述行使購股權的限額限制,越秀交通則將盡快及於任何情況下不遲於上述記錄日期,向承授人以入賬列為繳足的方式配發有關股份。就身為控股公司、越秀企業、越秀交通或任何附屬公司僱員的承授人而言,此段僅於有關時間,該等僱員已持續受僱於控股公司、越秀企業、越秀交通或任何附屬公司(視情況而定)作為全職員工至少一年的情況下適用。

(k) **股本變動的影響**

在上文(e)段所述附屬計劃可認購的股份數目限額規限下,倘發生任何資本化發行、供股、合併、股份拆細或削減越秀交通股本(發行股份作為交易的代價除外),倘購股權仍尚未行使,購股權行使價及／或就附屬計劃與尚未行使購股權可認購的股份數目將作出相應調整(如有),惟承授人於該調整後根據購股權可認購越秀交通已發行股本的比例,須與承授人於緊接該調整前根據購股權可認購者相同,且該等調整不得致使股份以低於其面值發行。就上述條文規定的任何調整而言,除就資本化發行所作的任何調整外,一家獨立財務顧問或越秀交通的核數師亦須向董事會書面確認該等調整乃符合上述條文。

(l) **購股權失效**

購股權(以尚未行使者為限)將於下列最早發生的日期自動失效:

(i) 購股權期限屆滿時;

(ii) (h)或(i)段所述的任何其他期間屆滿時;

(iii) 根據(j)段,(j)段所述記錄日期前第五個營業日的營業時間結束時或越秀交通開始清盤之日(以較早者為準);

(iv) 除(i)段所規定者或法院就有關計劃作出規定外,待百慕達最高法院根據公司法批准越秀交通與股東債權人就有關越秀交通重組計劃或其與任何其他公司合併達成的妥協或安排之時;

(h) **身故、患病、受傷、身體殘障、精神紊亂、裁員或退休的權利**

倘承授人因身故、患病、身體殘障、受傷、精神紊亂、裁員或退休而終止為控股公司、越秀企業、越秀交通或任何附屬公司(視情況而定)的僱員(包括任何執行董事)、高級職員(包括任何非執行董事)、代理人、顧問或代表，而並無發生若干可能構成附屬計劃所指定終止受聘、職務、出任代理人、出任顧問或出任代表原因(並於下文(l)段(v)分段概述)的事件，承授人或其法定遺產代理人有權於購股權期限開始後至購股權期限屆滿日期或終止日期起計六個月期間最後一日前(或董事會可能釐定的較長期間)(以較早發生者為準)，悉數或按照行使該購股權通知指定的數額行使購股權(以尚未行使者為限，最多達其應享的數額)。不論是否支付代通知金(倘適用)，終止日期應為承授人於控股公司、越秀企業、越秀交通或有關附屬公司的最後一個實際受聘、職務、出任代理人、出任顧問或出任代表的日期。



(i) **收購的權利**

倘就收購股份(不論以收購建議、合併、透過越秀交通與股東訂立安排計劃進行的私有化建議或其他同類方式)向全體股東提出全面收購建議(根據香港公司收購及合併守則第26.1(c)或26.1(d)段或任何等同的繼任人條文規定作出的全面收購建議除外)，而該收購建議已按照適用法例及監管規定獲批准及成為或宣布成為無條件，則只要購股權期限已開始，購股權的承授人(或其法定遺產代理人)將有權於購股權期限屆滿日期，或收購建議成為或宣布成為無條件日期起計14日期間最後一日(以較早發生者為準)前，隨時行使獲授的所有購股權(以尚未行使者為限)，而不受上文(f)段所述行使購股權的限額限制，其後購股權將失效。就身為控股公司、越秀企業、越秀交通或任何附屬公司僱員的承授人而言，此段僅於有關時間，該等僱員已持續受僱於控股公司、越秀企業、越秀交通或任何附屬公司(視情況而定)作為全職員工至少一年的情況下適用。



(j) **清盤的權利**

倘越秀交通向股東發出通告召開股東大會，以考慮越秀交通自動清盤的決議案，越秀交通則須於向各股東寄發該通告後，就舉行股東大會考慮越秀交通自動清盤的決議案，向所有承授人發出通告，而當向所有承授人發出有關通告後，只要購股權期限已開始，各承授人(或其法定遺產代理人)將有權於不遲於就確定出席越秀交通建議舉行的股東大會並於會上投票的權利的記錄日期前5個營業日，隨時向越秀交通發出書面通知，並支付連同通知涉及股份總認購價的全數款額，行使其獲授的所有或任何購股

身為控股公司、越秀企業、越秀交通或任何附屬公司僱員的承授人，於有權行使其獲授的購股權前，必須已持續受僱於控股公司、越秀企業、越秀交通或任何附屬公司(視情況而定)作為全職員工至少一年，而就附屬計劃及向控股公司、越秀企業、越秀交通或任何附屬公司的僱員授出購股權而言，該等購股權的購股權期限須由授出日期開始。

於購股權期限內，除若干例外情況(如下文(i)及(j)段所述者)外，並非控股公司、越秀企業、越秀交通或任何附屬公司(視情況而定)僱員的承授人行使購股權將受到限制，該名承授人僅可於(i)直至購股權期限開始日期首週年的期間內，行使最多達有關授出項下所授出購股權的30%；及(ii)直至購股權期限開始日期第二週年的期間內，行使最多達有關授出項下所授出購股權的60%(包括根據(i)項行使的任何購股權)。於購股權期限開始日期第二週年後，該等限制將終止，而承授人有權行使最多達有關授出項下所授出的所有購股權。倘有關授出項下的購股權期限為一年或以下，上述限制將不適用，而倘有關授出項下的購股權期限為一年以上但兩年或以下，則僅就購股權期限首年的30%限制將適用，而就購股權期限第二年的60%限制則不適用。

就身為控股公司、越秀企業、越秀交通或任何附屬公司僱員的承授人而言，上一段所述行使購股權的相同限額亦適用，惟上文(i)及(ii)項所指的期間應由(a)該名承授人持續受僱於控股公司、越秀企業、越秀交通或任何附屬公司(視情況而定)作為全職員工一年的完成日期；及(b)購股權期限的開始日期(以較後發生者為準)起開始，而當限制終止時該日期應據此作出相應修訂。

行使購股權的權利並無受制於或以實現任何表現目標為條件。

(g) **權利屬承授人個人所有**

購股權屬承授人個人所有，不得轉讓，承授人亦不得出售、轉讓、出讓、抵押、按揭、留置或就有關任何購股權以任何第三者為受益人增設任何權益，或指稱作出上述任何事宜。惟承授人可於行使任何購股權時以代理人名義登記所發行的股份(純粹由代理人為其信託持有)，惟須應董事會要求，提供令董事會信納，作為承授人與代理人之間訂立信託安排的憑證，倘未能出示有關憑證，董事會可拒絕於行使任何購股權時以代理人名義登記股份。倘違反任何上述事宜，越秀交通有權註銷該承授人的任何尚未行使購股權或其任何部分。

此外，在上述30%限額規限下，因行使根據附屬計劃及控股公司、越秀交通及／或附屬公司的任何其他購股權計劃將予授出的所有購股權而可予發行的股份總數，不得超過批准附屬計劃日期已發行股份數目的10%（「10%限額」）。根據附屬計劃及控股公司、越秀交通及／或附屬公司的任何其他購股權計劃的條款而失效的購股權，不應計入該10%限額內。越秀交通可隨時根據上市規則的條文，要求股東於股東大會上批准重續該10%限額，惟因行使根據附屬計劃及控股公司、越秀交通及／或附屬公司的任何其他購股權計劃將予授出的所有購股權而可予發行的股份總數，不得超過於批准有關重續的授權日期已發行股份數目的10%（「經重續限額」）。以往根據附屬計劃及控股公司、越秀交通及／或其附屬公司之任何其他購股權計劃向參與人士授出的購股權（惟須待其接納，始可作實，及包括已行使、未行使、已註銷或根據附屬計劃及該等其他計劃已告失效者）不應包括在計算經重續限額之內。



越秀交通亦可在股東大會上要求股東及根據上市規則的有關程序規定（如上市規則有所規定）要求控股公司的股東在其股東大會上另行批准授出超過10%限額或（視情況而定）經重續限額的購股權。因此，倘越秀交通已根據上市規則的有關程序規定，在股東大會上取得股東事先批准，則董事會可根據上述股東批准所訂明的股份數目及條款，向該等參與人士授出購股權。

倘建議向一名參與人士授予任何購股權，而倘該等購股權獲接納及全面行使，將導致該參與人士有權認購的股份數目，在與緊接建議授出該等購股權日期前十二個月期間內，因行使該等建議授出的購股權及行使附屬計劃及控股公司、越秀交通及／或其附屬公司的任何其他購股權計劃已經授出的所有購股權（包括已行使、已註銷及未獲行使者）而已經及可予發行的股份總數一併計算時，超過於建議授出該等購股權日期已發行股份數目的1%，則授出該等購股權必須根據上市規則規定，首先在股東大會上取得股東批准，而該參與人士及其聯繫人須在該股東大會上就有關決議案放棄投票。



(f) **行使購股權的時間**

在下文所述規限下，購股權可根據附屬計劃的條款，於董事會向各承授人授予購股權時所知會的期間內隨時行使，惟該期間不得超過授出日期起計十年。

以下為即將在股東特別大會上提呈以作批准及採納的附屬計劃主要條款概要：

(a) **目的**

附屬計劃旨在獎勵參與人士對本集團作出貢獻，並讓本集團聘請、挽留及鼓勵能幹的僱員及吸納對本集團而言屬寶貴的人力資源。

(b) **參與人士的資格**

董事會可按下文(d)段計算的價格向任何參與人士授出購股權，而該名參與人士必須為董事會根據其表現及／或服務年期全權酌情認為曾對本集團業務作出寶貴貢獻或根據其工作經驗、對行業的認識及其他有關因素被視為對本集團而言屬寶貴的人力資源。

附屬計劃進一步規定，只可向上述參與人士，及在越秀交通將毋須根據適用證券法律及規例刊發招股章程或其他售股文件，而且將不會導致越秀交通或董事違反任何適用證券法律及規例或任何存檔或其他規定的情況下授出購股權。

(c) **接納購股權時須付款項**

購股權的承授人在接納要約時須向越秀交通支付現金10.00港元。

(d) **認購價**

根據附屬計劃將予授出的購股權的股份認購價乃由董事會釐定，並須於授出日期通知各參與人士(惟受該名參與人士接納所規限)，而且該認購價不得低於下列三者中的最高金額：(a)授出日期(必須為營業日)股份在聯交所每日報價表所列的收市價；(b)緊接授出日期前五個營業日股份在聯交所每日報價表所列的平均收市價；及(c)股份的面值。

(e) **附屬計劃可認購股份的數目上限**

因附屬計劃及控股公司、越秀交通及／或其附屬公司的任何其他計劃已授出但未獲行使的所有購股權獲行使而可予發行的股份總數，不得超過不時已發行股份數目的30%。倘授出任何購股權將導致超過該30%限額，則不得授出任何購股權。

「購股權期限」	指	董事會於授出購股權時通知承授人的期限，該期限於授出日期或董事會可能決定的較後日期開始，直至該期限的最後一日屆滿止，惟於任何情況下，不能超過由授出日期起計十(10)年，並受本附錄(h)、(i)、(j)及(l)段概述附屬計劃的若干條文所規限
「參與人士」	指	任何符合本附錄(b)段所概述甄選標準的控股公司、越秀企業、越秀交通或任何附屬公司的僱員、高級職員、代理人、顧問或代表，包括控股公司、越秀企業、越秀交通或任何附屬公司的任何執行或非執行董事
「計劃期限」	指	由採納日期起計為期十年
「股東」	指	越秀交通的股東
「股份」	指	越秀交通股本中每股面值0.10港元(或因不時進行股份拆細或合併股份而產生的其他面值)的普通股
「附屬公司」	指	不論是於香港、百慕達或其他地方註冊成立，為控股公司、越秀企業或越秀交通(視情況而定)當時及不時的附屬公司(具有公司條例第2條或公司法第86條賦予的涵義)的公司

建議的越秀交通有限公司新購股權計劃

在本附錄，下列詞彙具與上文不同的涵義：

「採納日期」	指	二〇〇二年六月二十五日(即附屬計劃獲越秀交通股東於股東特別大會上以決議案有條件地採納之日)
「董事會」	指	董事會
「公司法」	指	百慕達一九八一年公司法(以不時經修訂者為準)
「公司條例」	指	香港法例第32章公司條例(以不時經修訂者為準)
「董事」	指	越秀交通的董事
「授出日期」	指	授出購股權予一名參與人士(及受該名參與人士接納所規限)之日，該日必須為營業日
「承授人」	指	根據附屬計劃的條款，接納授出的任何購股權的任何參與人士或(如文義所容許)因原有承授人身故而有權根據附屬計劃行使任何該購股權的人士
「本集團」	指	越秀交通及其附屬公司
「控股公司」	指	不論是於香港、百慕達或其他地方註冊成立，為越秀交通當時及不時的控股公司(具有公司條例第2條或公司法第86條賦予的涵義)的公司，而於採納日期，控股公司為越秀投資有限公司(一家根據香港法例註冊成立的有限公司，其股份於聯交所主板上市)
「購股權」	指	授予附屬計劃一名參與人士(及受該名參與人士接納所規限)認購股份的購股權

(r) **條件**

新計劃須待下列條件獲達成後，方獲採納：

(i) 於股東特別大會通過普通決議案，批准終止現有計劃及採納新計劃；及

(ii) 聯交所上市委員會批准因根據新計劃可能授出的購股權獲行使而須予發行的任何新股股份上市及買賣。

(s) **授出購股權的時限**

於以下期間不得向任何參與人士授出購股權：(a)發生影響股價的事項或就影響股價的事項作出決定後，直至該等影響股價的資料於報章公布為止；或(b)於緊接以下期間前一個月(以較早者為準)，直至公布業績之日止：(i)舉行董事會議批准本公司任何財務期間的中期或年度業績之日；及(ii)根據上市協議，本公司刊發其於任何財務期間的中期或年度業績公布的限期。



(t) **向關連人士授出購股權**

倘建議向一名參與人士授出任何購股權，其為本公司董事、行政總裁或主要股東或彼等各自的聯繫人，該項授出須事先獲本公司全體獨立非執行董事批准，惟不包括身為該等購股權的建議承授人的任何獨立非執行董事。

倘向本公司主要股東或獨立非執行董事或彼等各自的聯繫人授出購股權，將導致因行使該等建議授出的購股權及根據新計劃及本公司及／或其附屬公司的任何其他購股權計劃向該等人士授出或將予授出的所有購股權(包括已行使、已註銷及尚未行使者)而發行或將予發行的股份於建議授出購股權日期起計之十二個月止期間內：(a)合共超過當時已發行股份百分之零點一(0.1%)；及(b)按股份於建議授出購股權日期的收市價計算，合共價值超過5,000,000港元，則授出該等購股權須根據上市規則規定事先獲股東於股東大會上批准，而所有本公司關連人士須放棄投票，惟於根據上市規則須予刊發的文件中表明其意願的任何關連人士，可於股東大會上就有關決議案投反對票。授出購股權建議須於大會上以投票方式表決批准。此外，向其為本公司主要股東或獨立非執行董事或彼等各自之聯繫人的參與人士授出購股權的條款的任何變動建議，須事先獲股東於股東大會上以上述相同方式批准。

(n) **註銷購股權**

董事會可遵照任何有關註銷的法例規定的方式註銷任何尚未行使的購股權，惟須獲有關承授人同意。

倘本公司註銷任何已授出但尚未行使的購股權並向同一名承授人授出新購股權，則僅可以在上文(e)所述獲股東批准但尚未授出購股權的限額內(不包括已註銷購股權)根據新計劃授出新購股權。

(o) **修訂新計劃**

倘性質屬並非重大的修訂，新計劃條款的各方面可透過董事會決議案予以修訂，惟不得就導致有利參與與人士而修訂有關上市規則第17.03 條所載事宜的新計劃條文，除非事先於股東大會獲通過股東決議案批准。

對新計劃的條款及條件作出任何重大修訂或對已授出的購股權的條款作出任何變動須事先獲股東於股東大會上及(倘上市規則有所規定)控股公司股東於其股東大會上批准，惟根據新計劃的現有條款自動生效的變動除外。

經修訂的新計劃條款或購股權仍須遵從上市規則第17 章有關規定。

董事會修訂新計劃任何條款的權力如有任何變動，必須事先獲股東於股東大會上及(倘上市規則有所規定)控股公司股東於其股東大會上批准。

(p) **終止新計劃**

本公司可於股東大會上通過決議案隨時終止新計劃的運作。終止新計劃後，將不會進一步據此授出購股權，而僅有使該終止前授出及獲接納但當時尚未行使的所有購股權生效所需的新計劃條文將持續有效及可按照新計劃予以行使。

(q) **新計劃的期限**

新計劃於採納日期起計十年內有效及生效。於該期間後，將不得進一步授出、接納或行使購股權，僅有使該終止前授出及獲接納但當時尚未行使的所有購股權生效所需的新計劃條文將持續有效及可按照新計劃予以行使。

(v) 承授人因任何原因接獲通知，終止其於越秀企業、本公司或任何附屬公司(視情況而定)的受聘、職務、出任代理人、出任顧問或出任代表之日，不包括上文(h)段所載的情況，但包括新計劃所指的任何其中一項理由，包括行為失當、破產、無力償債、與其債權人作出任何安排或債務重組協議及被裁定涉及其公正或誠信之任何刑事罪行或任何其他致使僱主或當事人可根據普通法或適用法例或與越秀企業、本公司或有關附屬公司訂立之服務合約、委任書、或出任代理人、出任顧問或出任代表的協議或安排有權終止受聘、職務、出任代理人、出任顧問或出任代表的任何其他原因(由董事會釐定)；

(vi) 承授人因任何原因(上文(h)段所述的情況除外)接獲通知終止其於越秀企業、本公司或有關附屬公司(視情況而定)的受聘、職務、出任代理人、出任顧問或出任代表之日；



(vii) 承授人因任何原因(上文(h)段所載的情況除外)而終止作為越秀企業、本公司或任何附屬公司的僱員(包括任何執行董事)、高級職員(包括任何非執行董事)、代理人、顧問或代表之日，倘承授人因上文(f)段所述限制的原因而尚未有權行使購股權，則不論是否支付代通知金(倘適用)，終止日期將為其於越秀企業、本公司或有關附屬公司(視情況而定)的最後一個實際受聘、職務、出任代理人、出任顧問或出任代表的日期；或

(viii) 董事會因承授人違反上文(g)段概述的規則而行使本公司權利註銷購股權之日。



(m) **股份的地位**

因行使購股權而配發的股份將受本公司的章程所有條文所規限，並將與於配發日期(或倘本公司於該日暫停辦理股份過戶登記手續，則為再開始辦理股份過戶登記手續首日)已發行的繳足股份享有同等權益。據此，持有人將有權獲派於配發日期(或倘本公司於該日暫停辦理股份過戶登記手續，則為再開始辦理股份過戶登記手續首日)當日或之後派付或作出的所有股息或其他分派，惟所宣派或建議或議決派付或作出的任何股息或其他分派的記錄日期定於配發日期或(倘為較後時間)於本公司股東名冊登記配發的日期之前者除外。

下不遲於上述記錄日期，向承授人以入賬列為繳足的方式配發有關股份。就身為越秀企業、本公司或任何附屬公司僱員的承授人而言，此段僅於有關時間，該等僱員已持續受僱於越秀企業、本公司或任何附屬公司(視情況而定)作為全職員工至少一年的情況下適用。

(k) **股本變動的影響**

在上文(e)段所述新計劃可認購的股份數目限額規限下，倘發生任何資本化發行、供股、合併、股份拆細或削減本公司股本(發行股份作為交易的代價除外)，倘購股權仍尚未行使，購股權行使價及／或就新計劃與尚未行使購股權可認購的股份數目將作出相應調整(如有)，惟承授人於該調整後根據購股權可認購本公司已發行股本的比例，須與承授人於緊接該調整前根據購股權可認購者相同，且該等調整不得致使股份以低於其面值發行。就上述條文規定的任何調整而言，除就資本化發行所作的任何調整外，一家獨立財務顧問或本公司的核數師亦須向董事會書面確認該等調整乃符合上述條文。

(l) **購股權失效**

購股權(以尚未行使者為限)將於下列最早發生的日期自動失效：

(i) 購股權期限屆滿時；

(ii) (h)或(i)段所述的任何其他期間屆滿時；

(iii) 根據(j)段，(j)段所述記錄日期前第五個營業日的營業時間結束時或本公司開始清盤之日(以較早者為準)；

(iv) 除(i)段所規定者或法院就有關計劃作出規定外，待香港高等法院根據公司條例批准本公司與股東債權人就有關本公司重組計劃或其與任何其他公司合併達成的妥協或安排之時；

(h) **身故、患病、受傷、身體殘障、精神紊亂、裁員或退休的權利**

倘承授人因身故、患病、身體殘障、受傷、精神紊亂、裁員或退休而終止為越秀企業、本公司或任何附屬公司(視情況而定)的僱員(包括任何執行董事)、高級職員(包括任何非執行董事)、代理人、顧問或代表，而並無發生若干可能構成新計劃所指定終止受聘、職務、出任代理人、出任顧問或出任代表原因(並於下文(l)段(v)分段概述)的事件，承授人或其法定遺產代理人有權於購股權期限開始後至購股權期限屆滿日期或終止日期起計六個月期間最後一日前(或董事會可能釐定的較長期間)(以較早發生者為準)，悉數或按照行使該購股權通知指定的數額行使購股權(以尚未行使者為限，最多達其應享的數額)。不論是否支付代通知金(倘適用)，終止日期應為承授人於越秀企業、本公司或有關附屬公司的最後一個實際受聘、職務、出任代理人、出任顧問或出任代表的日期。

(i) **收購的權利**

倘就收購股份(不論以收購建議、合併、透過本公司與股東訂立安排計劃進行的私有化建議或其他同類方式)向全體股東提出全面收購建議(根據香港公司收購及合併守則第26.1(c)或26.1(d)段或任何等同的繼任人條文規定作出的全面收購建議除外)，而該收購建議已按照適用法例及監管規定獲批准及成為或宣布成為無條件，則只要購股權期限已開始，購股權的承授人(或其法定遺產代理人)將有權於購股權期限屆滿日期，或收購建議成為或宣布成為無條件日期起計14日期間最後一日(以較早發生者為準)前，隨時行使獲授的所有購股權(以尚未行使者為限)，而不受上文(f)段所述行使購股權的限額限制，其後購股權將失效。就身為越秀企業、本公司或任何附屬公司僱員的承授人而言，此段僅於有關時間，該等僱員已持續受僱於越秀企業、本公司或任何附屬公司(視情況而定)作為全職員工至少一年的情況下適用。



(j) **清盤的權利**

倘本公司向股東發出通告召開股東大會，以考慮本公司自動清盤的決議案，本公司則須於向各股東寄發該通告後，就舉行股東大會考慮本公司自動清盤的決議案，向所有承授人發出通告，而當向所有承授人發出有關通告後，只要購股權期限已開始，各承授人(或其法定遺產代理人)將有權於不遲於就確定出席本公司建議舉行的股東大會並於會上投票的權利的記錄日期前5個營業日，隨時向本公司發出書面通知，並支付連同通知涉及股份總認購價的全數款額，行使其獲授的所有或任何購股權(以尚未行使者為限)，而不受上文(f)段所述行使購股權的限額限制，本公司則將盡快及於任何情況

身為越秀企業、本公司或任何附屬公司僱員的承授人，於有權行使其獲授的購股權前，必須已持續受僱於越秀企業、本公司或任何附屬公司(視情況而定)作為全職員工至少一年，而就新計劃及向越秀企業、本公司或任何附屬公司的僱員授出購股權而言，該等購股權的購股權期限須由授出日期開始。

於購股權期限內，除若干例外情況(如下文(i)及(j)段所述者)外，並非越秀企業、本公司或任何附屬公司(視情況而定)僱員的承授人行使購股權將受到限制，該名承授人僅可於(i)直至購股權期限開始日期首週年的期間內，行使最多達有關授出項下所授出購股權的30%；及(ii)直至購股權期限開始日期第二週年的期間內，行使最多達有關授出項下所授出購股權的60%(包括根據(i)項行使的任何購股權)。於購股權期限開始日期第二週年後，該等限制將終止，而承授人有權行使最多達有關授出項下所授出的所有購股權。倘有關授出項下的購股權期限為一年或以下，上述限制將不適用，而倘有關授出項下的購股權期限為一年以上但兩年或以下，則僅就購股權期限首年的30%限制將適用，而就購股權期限第二年的60%限制則不適用。

就身為越秀企業、本公司或任何附屬公司僱員的承授人而言，上一段所述行使購股權的相同限額亦適用，惟上文(i)及(ii)項所指的期間應由(a)該名承授人持續受僱於越秀企業、本公司或任何附屬公司(視情況而定)作為全職員工一年的完成日期；及(b)購股權期限的開始日期(以較後發生者為準)起開始，而當限制終止時該日期應據此作出相應修訂。

行使購股權的權利並無受制於或以實現任何表現目標為條件。

(g)　**權利屬承授人個人所有**

購股權屬承授人個人所有，不得轉讓，承授人亦不得出售、轉讓、出讓、抵押、按揭、留置或就有關任何購股權以任何第三者為受益人增設任何權益，或指稱作出上述任何事宜。惟承授人可於行使任何購股權時以代理人名義登記所發行的股份(純粹由代理人為其信託持有)，惟須應董事會要求，提供令董事會信納，作為承授人與代理人之間訂立信託安排的憑證，倘未能出示有關憑證，董事會可拒絕於行使任何購股權時以代理人名義登記股份。倘違反任何上述事宜，本公司有權註銷該承授人的任何尚未行使購股權或其任何部分。

此外，在上述30%限額規限下，因行使根據新計劃及本公司及／或附屬公司的任何其他購股權計劃將予授出的所有購股權而可予發行的股份總數，不得超過批准新計劃日期已發行股份數目的10%(「10%限額」)。根據新計劃及本公司及／或附屬公司的任何其他購股權計劃的條款而失效的購股權，不應計入該10%限額內。本公司可隨時根據上市規則的條文，要求其股東於股東大會上批准重續該10%限額，惟因行使根據新計劃及本公司及／或附屬公司的任何其他購股權計劃將予授出的所有購股權而可予發行的股份總數，不得超過於批准有關重續的授權日期已發行股份數目的10%(「經重續限額」)。以往根據新計劃及本公司及／或其附屬公司之任何其他購股權計劃向參與人士授出的購股權(惟須待其接納，始可作實，及包括已行使、未行使、已註銷或根據新計劃及該等其他計劃已告失效者)不應包括在計算經重續限額之內。

本公司亦可根據上規則的條文，在股東大會上要求股東及根據上市規則的有關程序規定(如上市規則有所規定)要求控股公司的股東在其股東大會上另行批准授出超過10%限額或(視情況而定)經重續限額的購股權。因此，倘本公司已根據上市規則的有關程序規定，在股東大會上取得股東事先批准，則董事會可根據上述股東批准所訂明的股份數目及條款，向該等參與人士授出購股權。

倘建議向一名參與人士授予任何購股權，而倘該等購股權獲接納及全面行使，將導致該參與人士有權認購的股份數目，在與緊接建議授出該等購股權日期前十二個月期間內，因行使該等建議授出的購股權及行使新計劃及本公司及／或其附屬公司的任何其他購股權計劃已經授出的所有購股權(包括已行使、已註銷及未獲行使者)而已經及可予發行的股份總數一併計算時，超過於建議授出該等購股權日期已發行股份數目的1%，則授出該等購股權必須根據上市規則規定，首先在股東大會上取得股東批准，而該參與人士及其聯繫人須在該股東大會上就有關決議案放棄投票。

(f)　**行使購股權的時間**

在下文所述規限下，購股權可根據新計劃的條款，於董事會向各承授人授予購股權時所知會的期間內隨時行使，惟該期間不得超過授出日期起計十年。

越秀投資有限公司的新購股權計劃

以下為即將在股東特別大會上提呈以作批准及採納的新計劃主要條款概要：

(a) **目的**

新計劃旨在獎勵參與人士對本集團作出貢獻，並讓本集團聘請、挽留及鼓勵能幹的僱員及吸納對本集團而言屬寶貴的人力資源。

(b) **參與人士的資格**

董事會可按下文(d)段計算的價格向任何參與人士授出購股權，而該名參與人士必須為董事會根據其表現及／或服務年期全權酌情認為曾對本集團業務作出寶貴貢獻或根據其工作經驗、對行業的認識及其他有關因素被視為對本集團而言屬寶貴的人力資源。

新計劃進一步規定，只可向上述參與人士，及在本公司將毋須根據適用證券法律及規例刊發招股章程或其他售股文件，而且將不會導致本公司或董事違反任何適用證券法律及規例或任何存檔或其他規定的情況下授出購股權。

(c) **接納購股權時須付款項**

購股權的承授人在接納要約時須向本公司支付現金10.00港元。

(d) **認購價**

根據新計劃將予授出的購股權的股份認購價乃由董事會釐定，並須於授出日期通知各參與人士(惟受該名參與人士接納所規限)，而且該認購價不得低於下列三者中的最高金額：(a)授出日期(必須為營業日)股份在聯交所每日報價表所列的收市價；(b)緊接授出日期前五個營業日股份在聯交所每日報價表所列的平均收市價；及(c)股份的面值。

(e) **新計劃可認購股份的數目上限**

因新計劃及本公司及／或其附屬公司的任何其他計劃已授出但未獲行使的所有購股權獲行使而可予發行的股份總數，不得超過不時已發行股份數目的30%。倘授出任何購股權將導致超過該30%限額，則不得授出任何購股權。

建議的附屬公司新購股權計劃

為確認附屬計劃參與人士的重大貢獻，及嘗試創造進一步推動該等參與人士對本集團作出貢獻，以及讓本集團能聘請、挽留及鼓勵能幹的僱員及吸納對本集團而言屬寶貴的人力資源，越秀交通計劃設立附屬計劃，據此，作為本公司、越秀企業、越秀交通或任何附屬公司的僱員、高級職員、代理人、顧問或代表的任何人士(包括本公司、越秀企業、越秀交通或任何附屬公司的任何執行或非執行董事)可不時獲授購股權，以認購越秀交通股本中的股份。董事計劃尋求股東於股東特別大會上批准越秀交通採納附屬計劃。建議的附屬計劃的主要條款概要載於本通函附錄二。

責任聲明

本文件收錄遵照上市規則提供有關本公司資料的詳情。各董事願就本文件所載資料的準確性共同及個別承擔全部責任，且在作出一切合理查詢後確認，就彼等所深知及確信，本文件並無遺漏任何其他事實，致使本文件的任何陳述有所誤導。

推薦意見

董事認為，終止現有計劃及採納新計劃及批准越秀交通採納附屬計劃乃符合本集團及股東整體的最佳利益。因此，董事推薦股東投票贊成即將在股東特別大會上提呈的普通決議案。

此致

列位股東　台照

代表董事會
董事長
劉錦湘
謹啟

二〇〇二年六月五日

可酌情指定行使購股權前須持有該購股權的最短期限及最低認購價(概述於本通函附錄一(d)段)的規定，以至新計劃規則規定的甄選標準(概述於本通函附錄一(b)段)，均有助保障股份的價值，以及實現新計劃的目的。本公司不會就新計劃委任任何信託人。

購股權的估值

由於多項計算購股權價值所需的主要變數尚未落實，故董事會認為，列出根據新計劃可能授出的所有購股權價值(猶如該等購股權於最後實際可行日期已授出)實屬不恰當。該等變數包括行使價、行使期、賦予期(如有)及其他有關因素。董事會相信，可能已於最後實際可行日期授出的任何購股權價值需按多項推測的假設計算，故此，該等計算不僅無意義及無代表性，且更可能誤導股東。

上市規則

本公司已向聯交所上市委員會提出申請批准因根據新計劃可能授出的購股權所賦予的認購權獲行使而將予發行的新股股份上市及買賣。

根據上市規則的規定，本公司須於股東特別大會舉行日期後的營業日就有關採納新計劃的決議案結果刊登報章公佈。

本公司將須就新計劃及本公司或其任何附屬公司的任何其他購股權計劃，遵守不時生效的有關上市規則。

由刊發本通函日期起至股東特別大會舉行日期(包括該日在內)止期間之一般辦公時間內，新計劃規則及附屬計劃規則的副本均將在本公司的註冊辦事處供查閱，地址為香港灣仔駱克道160-174號越秀大廈24樓。新計劃規則及附屬計劃規則的副本亦均將於股東特別大會上供查閱。

股東特別大會的詳情

股東特別大會的通告載於本通函第二十七及第二十八頁，及隨附供股東特別大會使用的代表委任表格。倘　閣下未克出席股東特別大會，　閣下須盡快填妥代表委任表格及交回本公司的股份過戶登記處雅柏勤證券登記有限公司，地址為香港干諾道中111號永安中心5樓，惟無論如何最遲須於股東特別大會或其任何續會舉行時間四十八(48)小時前交回。

本通函旨在為　閣下提供上述計劃的進一步資料，及召開將於二○○二年六月二十六日舉行的股東特別大會，以考慮及酌情批准終止現有計劃及採納新計劃及附屬計劃。

本公司的購股權計劃

新計劃

現有計劃並非全面遵守經修訂上市規則第17章，因此，為遵守經修訂上市規則第17章，董事會建議終止現有計劃及採納新計劃。新計劃的主要條款概述於本通函附錄一。於終止現有計劃後，本公司將不會就此進一步授出購股權，惟於終止現有計劃前授出的所有未行使購股權將繼續生效，並可根據現有計劃予以行使，而僅有使尚未行使購股權生效所需的該等現有計劃條文將就此目的繼續有效。



現有計劃

於最後實際可行日期，本公司已根據現有計劃授出331,244,000股股份的購股權，當中的121,248,000已告失效，67,092,000已獲行使，而餘下的142,904,000則尚未獲行使。自上市規則第17章的修訂生效以來，並無根據現有計劃授出購股權。除現有計劃外，本公司並無採納任何其他購股權計劃。

採納新計劃的原因

新計劃旨在獎勵參與人士對本集團作出的貢獻，以及讓本集團聘請、挽留及鼓勵能幹的僱員及吸納對本集團而言屬寶貴的人力資源。為確保能達到這個目的，新計劃的規則規定董事會僅可將購股權授予對本集團業務有寶貴貢獻的參與人士。

按於最後實際可行日期已發行4,010,363,667股股份計算，並假設本公司於舉行股東特別大會之日或之前不會進一步發行或購回任何股份，本公司可根據新計劃初步授出401,036,366股股份的購股權（即佔本公司於股東特別大會舉行日期已發行股份的10%）。

雖然新計劃的規則規定其不受任何表現目標所規限，且並無規定行使購股權前須持有該購股權的任何指定最短期限（惟本通函附錄一(f)段所載者則除外），董事會相信，董事會



越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED
(於香港註冊成立的有限公司)

執行董事：
劉錦湘(董事長)
謝樹文
陳光松
李　飛
梁凝光
肖博彥
蔡漢祥
羅國慶
董迴雁
黎家強
施金鈴
尹　輝
吳一岳
王洪濤
黃之強
甄玉鳳

獨立非執行董事：
余立發
李家麟

註冊辦事處：
香港灣仔
駱克道160-174號
越秀大廈
24樓

敬啟者：

終止現有購股權計劃、
採納本公司的
新購股權計劃及
建議的越秀交通有限公司
新購股權計劃

緒言

董事會計劃尋求股東批准終止現有計劃及採納新計劃。董事會亦計劃尋求股東批准採納建議的附屬計劃。

「參與人士」	指	任何符合本通函附錄一(b)段所概述甄選標準的越秀企業、本公司或任何附屬公司的僱員、高級職員、代理人、顧問或代表，包括越秀企業、本公司及任何附屬公司的任何執行或非執行董事
「計劃期限」	指	由採納日期起計為期十年
「股東」	指	本公司的股東
「股份」	指	本公司股本中每股面值0.10港元(或因不時進行股份拆細或合併股份而產生的其他面值)的普通股
「聯交所」	指	香港聯合交易所有限公司
「附屬公司」	指	不論是於香港或其他地方註冊成立，為越秀企業、本公司或越秀交通(視情況而定)當時及不時的附屬公司(具有公司條例第2條賦予的涵義)的公司
「附屬計劃」	指	越秀交通的新購股權計劃，其主要條款概述於本通函附錄二
「主要股東」	指	具有上市規則賦予的涵義
「越秀企業」	指	越秀企業(集團)有限公司，根據香港法例註冊成立的公司，為本公司的主要股東

「授出日期」	指	授出購股權予一名參與人士(及受該名參與人士接納所規限)之日，該日必須為營業日
「承授人」	指	根據新計劃的條款，接納授出的任何購股權的任何參與人士或(如文義所容許)因原有承授人身故而有權根據新計劃行使任何該購股權的人士
「本集團」	指	本公司及其附屬公司
「越秀交通」	指	越秀交通有限公司，一家於百慕達註冊成立的獲豁免有限公司，其股份於聯交所上市，為本公司的附屬公司
「香港」	指	中華人民共和國香港特別行政區
「港元」	指	香港幣值
「最後實際可行日期」	指	二○○二年六月四日，即本文件付印前就確定其所載若干資料的最後實際可行日期
「上市規則」	指	香港聯合交易所有限公司證券上市規則(以不時經修訂者為準)
「新計劃」	指	將於股東特別大會上建議採納的購股權計劃，其主要條款概述於本通函附錄一
「購股權」	指	授予新計劃一名參與人士(及受該名參與人士接納所規限)認購股份的購股權
「購股權期限」	指	董事會於授出購股權時通知承授人的期限，該期限於授出日期或董事會可能決定的較後日期開始，直至該期限的最後一日屆滿止，惟於任何情況下，不能超過由授出日期起計十(10)年，並受本通函附錄一(h)、(i)、(j)及(l)段概述新計劃的若干條文所規限

釋　義

在本文件中，除文義另有所指外，下列詞彙具以下涵義：

「採納日期」	指	二○○二年六月二十六日(即新計劃獲股東於股東特別大會上以決議案有條件地採納之日)
「股東週年大會」	指	本公司謹訂於二○○二年六月二十六日星期三上午九時三十分假座香港北角渣華道67-75號粵華酒店1樓舉行的股東週年大會
「章程」	指	本公司的公司組織章程
「聯繫人」	指	具有上市規則賦予的涵義
「董事會」	指	董事會
「營業日」	指	聯交所營業辦公進行證券買賣的日子
「公司條例」	指	香港法例第32章公司條例(以不時經修訂者為準)
「本公司」	指	越秀投資有限公司，一家於香港註冊成立的有限公司，其股份於聯交所及新加坡證券交易所(Singapore Exchange Securities Trading Limited)上市
「關連人士」	指	具有上市規則賦予的涵義
「董事」	指	本公司的董事
「現有計劃」	指	本公司(1)於一九九二年十一月二十一日採納並將於二○○二年十一月二十一日前一個營業日到期；及(2)於一九九八年六月二十三日採納並將於二○○八年六月二十三日前一個營業日到期的兩項現有購股權計劃
「股東特別大會」	指	本公司謹訂於二○○二年六月二十六日上午九時四十五分假座香港北角渣華道67-75號粵華酒店1樓(或緊隨本公司於同日，在同一地點召開的股東週年大會結束或休會後)舉行的股東特別大會，其通告載於本通函第二十七及第二十八頁，以考慮及酌情批准有關終止現有計劃、採納新計劃及附屬計劃的決議案



目　錄

重要文件

閣下如對本通函任何部分內容或應辦的手續**有任何疑問**，應諮詢　閣下的股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下的越秀投資有限公司股份全部**售出或轉讓**，應立即將本通函連同隨附的代表委任表格送交買主或承讓人，或經手買賣的銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本文件的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何部份內容而產生，或因倚賴該等內容而引致的任何損失承擔任何責任。





越秀投資有限公司

GUANGZHOU INVESTMENT COMPANY LIMITED

(於香港註冊成立的有限公司)

終止現有購股權計劃、
採納本公司的新購股權計劃及
建議的越秀交通有限公司新購股權計劃



越秀投資有限公司董事會的函件載於本通函第四至第七頁。

越秀投資有限公司謹訂於二○○二年六月二十六日上午九時四十五分假座香港北角渣華道67-75號粵華酒店1樓(或緊隨本公司於同日，在同一地點召開的股東週年大會結束或休會後)舉行股東特別大會，大會通告載於本通函第二十七及第二十八頁。無論　閣下能否出席該大會，務請根據隨附代表委任表格上印備的指示，填妥該表格及盡快交回越秀投資有限公司的股份過戶登記處雅柏勤證券登記有限公司(地址為香港干諾道中111號永安中心5樓)，惟無論如何最遲須於該大會或其任何續會指定舉行時間四十八(48)小時前交回。填妥及交回代表委任表格後，　閣下仍可出席有關大會或其任何續會，並於會上投票。

二○○二年六月五日

FORM 1

Monthly Return On Movement of Listed Equity Securities
For the month ended 31st March 2002

To : The Listing Division of The Stock Exchange of Hong Kong Limited

CC : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangzhou Investment Company Limited
(Name of Company)

Wong Chi Keung — Tel No. : 2116 8020
(Name of Responsible Official)

Date : 2nd April 2002

(A) Information on Types of Listed Equity Securities :

(please tick wherever applicable)

✓ 1. Ordinary shares :
2. Preference shares :
3. Other classes of shares : please specify : ______
4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	10,000,000,000	0.10	1,000,000,000
Increase/(Decrease) (EGM approval date) :	N/A	N/A	N/A
Balance at close of the month	10,000,000,000	0.10	1,000,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	4,010,023,667	N/A	
Increase/(Decrease) during the month	100,000		
Balance at close of the month	4,010,123,667		

(D) **Details of Movement :**

* *please delete and insert "N/A" wherever inapplicable*

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	ISSUE OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS * Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee Share Option Scheme Exercise price : HK$ 0.7344	22,600,000	0	0	0	22,600,000	
2. Employee Share Option Scheme Exercise price : HK$ 0.3936	70,000,000	0	0	0	70,000,000	
3. Employee Share Option Scheme Exercise price : HK$ 0.5008	50,644,000	0	100,000	0	50,544,000	100,000
WARRANTS * Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ________ Subscription price : HK$ ______ 2. ________ Subscription price : HK$ ______		N/A				
CONVERTIBLES * Class	Units	Converted (Units)			Units	
Convertible Bonds due 2002 (not listed on any stock exchange) Conversion price : HK$ 0.76	HK$249,450,000	0			HK$249,450,000	
Convertible Bonds due 2003 (not listed on any stock exchange) Conversion price : HK$ 0.6168	HK$200,622,800	0			HK$200,622,800	
OTHER ISSUES OF SHARES *						
Rights Issue	Price : N/A	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price :	Issue and allotment Date :				
Others (please specify)	Price :	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month					**100,000**

Remarks : ____________________

Authorised Signatory :

Name : Wong Chi Keung

Title : Executive Director & Company Secretary

Note :

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

FORM 1

Monthly Return On Movement of Listed Equity Securities
For the month ended 30th April 2002

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangzhou Investment Company Limited
(Name of Company)

Wong Chi Keung — Tel No. : 2116 8020
(Name of Responsible Official)

Date : 6th May 2002

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

✓ 1. Ordinary shares :
2. Preference shares :
3. Other classes of shares : please specify : ______
4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	10,000,000,000	0.10	1,000,000,000
Increase/(Decrease) (EGM approval date) :	N/A	N/A	N/A
Balance at close of the month	10,000,000,000	0.10	1,000,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	4,010,123,667	N/A	
Increase/(Decrease) during the month	140,000		
Balance at close of the month	4,010,263,667		

(D) **Details of Movement :**

* *please delete and insert "N/A" wherever inapplicable*

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	ISSUE OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS * Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee Share Option Scheme Exercise price : HK$ 0.7344	22,600,000	0	0	0	22,600,000	
2. Employee Share Option Scheme Exercise price : HK$ 0.3936	70,000,000	0	0	0	70,000,000	
3. Employee Share Option Scheme Exercise price : HK$ 0.5008	50,544,000	0	140,000	0	50,404,000	140,000
WARRANTS * Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ Subscription price : HK$ ____ 2. ______ Subscription price : HK$ ____		N/A				
CONVERTIBLES * Class	Units	Converted (Units)			Units	
Convertible Bonds due 2002 (not listed on any stock exchange) Conversion price : HK$ 0.76	HK$249,450,000	0			HK$249,450,000	
Convertible Bonds due 2003 (not listed on any stock exchange) Conversion price : HK$ 0.6168	HK$200,622,800	0			HK$200,622,800	
OTHER ISSUES OF SHARES *						
Rights Issue	Price : N/A	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price :	Issue and allotment Date :				
Others (please specify)	Price :	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month					**140,000**

Remarks : ____________________

Authorised Signatory :

Name : Wong Chi Keung

Title : Executive Director & Company Secretary

Note :

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

FORM 1

Monthly Return On Movement of Listed Equity Securities
For the month ended 31st May 2002

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangzhou Investment Company Limited
(Name of Company)

Wong Chi Keung — Tel No. : 2116 8020
(Name of Responsible Official)

Date : 31st May 2002

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

√ 1. Ordinary shares :
2. Preference shares :
3. Other classes of shares : please specify : ______
4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	10,000,000,000	0.10	1,000,000,000
Increase/(Decrease) (EGM approval date) :	N/A	N/A	N/A
Balance at close of the month	10,000,000,000	0.10	1,000,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	4,010,263,667	N/A	
Increase/(Decrease) during the month	100,000		
Balance at close of the month	4,010,363,667		

(D) **Details of Movement :**

* *please delete and insert "N/A" wherever inapplicable*

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	ISSUE OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS * Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee Share Option Scheme Exercise price : HK$ 0.7344	22,600,000	0	0	0	22,600,000	
2. Employee Share Option Scheme Exercise price : HK$ 0.3936	70,000,000	0	0	0	70,000,000	
3. Employee Share Option Scheme Exercise price : HK$ 0.5008	50,404,000	0	100,000	0	50,304,000	100,000
WARRANTS * Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ________ Subscription price : HK$ ______ 2. ________ Subscription price : HK$ ______		N/A				
CONVERTIBLES * Class	Units	Converted (Units)			Units	
Convertible Bonds due 2002 (not listed on any stock exchange) Conversion price : HK$ 0.76	HK$249,450,000	0			HK$249,450,000	
Convertible Bonds due 2003 (not listed on any stock exchange) Conversion price : HK$ 0.6168	HK$200,622,800	0			HK$200,622,800	
OTHER ISSUES OF SHARES *						
Rights Issue	Price : N/A	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price :	Issue and allotment Date :				
Others (please specify)	Price :	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month					**100,000**

Remarks : ____________________

Authorised Signatory :

Name : Wong Chi Keung
Title : Executive Director & Company Secretary

Note :
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

FORM 1

Monthly Return On Movement of Listed Equity Securities
For the month ended 30th June 2002

To : The Listing Division of The Stock Exchange of Hong Kong Limited

CC : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangzhou Investment Company Limited
(Name of Company)

Wong Chi Keung Tel No. : 2116 8020
(Name of Responsible Official)

Date : 2nd July 2002

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

✓ 1. Ordinary shares :

2. Preference shares :

3. Other classes of shares : please specify : ________

4. Warrants : please specify : ________

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	10,000,000,000	0.10	1,000,000,000
Increase/(Decrease) (EGM approval date) :	N/A	N/A	N/A
Balance at close of the month	10,000,000,000	0.10	1,000,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	4,010,363,667	N/A	
Increase/(Decrease) during the month	50,000		
Balance at close of the month	4,010,413,667		

(D) **Details of Movement :**

* *please delete and insert "N/A" wherever inapplicable*

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	ISSUE OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS * Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee Share Option Scheme Exercise price : HK$ 0.7344	22,600,000	0	0	0	22,600,000	
2. Employee Share Option Scheme Exercise price : HK$ 0.3936	70,000,000	0	0	0	70,000,000	
3. Employee Share Option Scheme Exercise price : HK$ 0.5008	50,304,000	0	50,000	0	50,254,000	50,000
WARRANTS * Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ Subscription price : HK$ ______ 2. ______ Subscription price : HK$ ______		N/A				
CONVERTIBLES * Class	Units	Converted (Units)			Units	
Convertible Bonds due 2002 (not listed on any stock exchange) Conversion price : HK$ 0.76	HK$249,450,000	0			HK$249,450,000	
Convertible Bonds due 2003 (not listed on any stock exchange) Conversion price : HK$ 0.6168	HK$200,622,800	0			HK$200,622,800	
OTHER ISSUES OF SHARES *						
Rights Issue	Price : N/A	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price :	Issue and allotment Date :				
Others (please specify)	Price :	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month					**50,000**

Remarks : ______________________

Authorised Signatory :

Name : Wong Chi Keung

Title : Executive Director & Company Secretary

Note :

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

FORM 1

Monthly Return On Movement of Listed Equity Securities
For the month ended 31st July 2002

To : The Listing Division of The Stock Exchange of Hong Kong Limited

CC : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangzhou Investment Company Limited
(Name of Company)

Wong Chi Keung — Tel No. : 2116 8020
(Name of Responsible Official)

Date : 1st August 2002

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

✓ 1. Ordinary shares :
2. Preference shares :
3. Other classes of shares : please specify : ____________
4. Warrants : please specify : ____________

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	10,000,000,000	0.10	1,000,000,000
Increase/(Decrease) (EGM approval date) :	N/A	N/A	N/A
Balance at close of the month	10,000,000,000	0.10	1,000,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	4,010,413,667	N/A	
Increase/(Decrease) during the month	0		
Balance at close of the month	4,010,413,667		

(D) Details of Movement :

** please delete and insert "N/A" wherever inapplicable*

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	ISSUE OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS * Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee Share Option Scheme Exercise price : HK$ 0.7344	22,600,000	0	0	0	22,600,000	
2. Employee Share Option Scheme Exercise price : HK$ 0.3936	70,000,000	0	0	0	70,000,000	
3. Employee Share Option Scheme Exercise price : HK$ 0.5008	50,254,000	0	0	0	50,254,000	0
WARRANTS * Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ Subscription price : HK$ ______ 2. ______ Subscription price : HK$ ______		N/A				
CONVERTIBLES * Class	Units	Converted (Units)			Units	
Convertible Bonds due 2002 (not listed on any stock exchange) Conversion price : HK$ 0.76	HK$249,450,000	0			HK$249,450,000	
Convertible Bonds due 2003 (not listed on any stock exchange) Conversion price : HK$ 0.6168	HK$200,622,800	0			HK$200,622,800	
OTHER ISSUES OF SHARES *						
Rights Issue	Price : N/A	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price :	Issue and allotment Date :				
Others (please specify)	Price :	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month					0

Remarks : ______________________

Authorised Signatory :

Name : Wong Chi Keung
Title : Executive Director & Company Secretary

Note :
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

FORM 1

Monthly Return On Movement of Listed Equity Securities
For the month ended 31st August 2002

To : The Listing Division of The Stock Exchange of Hong Kong Limited

CC : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangzhou Investment Company Limited

(Name of Company)

Wong Chi Keung   Tel No. : 2116 8020

(Name of Responsible Official)

Date : 3rd September 2002

(A) Information on Types of Listed Equity Securities :

(please tick wherever applicable)

✓ 1. Ordinary shares :

2. Preference shares :

3. Other classes of shares : please specify : ______

4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	10,000,000,000	0.10	1,000,000,000
Increase/(Decrease) (EGM approval date) :	N/A	N/A	N/A
Balance at close of the month	10,000,000,000	0.10	1,000,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	4,010,413,667	N/A	
Increase/(Decrease) during the month	0		
Balance at close of the month	4,010,413,667		

(D) Details of Movement :

* *please delete and insert "N/A" wherever inapplicable*

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	ISSUE OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS * Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee Share Option Scheme Exercise price : HK$ 0.7344	22,600,000	0	0	0	22,600,000	
2. Employee Share Option Scheme Exercise price : HK$ 0.3936	70,000,000	0	0	0	70,000,000	
3. Employee Share Option Scheme Exercise price : HK$ 0.5008	50,254,000	0	0	0	50,254,000	0
WARRANTS * Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ Subscription price : HK$ ______ 2. ______ Subscription price : HK$ ______		N/A				
CONVERTIBLES * Class	Units	Converted (Units)			Units	
Convertible Bonds due 2002 (not listed on any stock exchange) Conversion price : HK$ 0.76	HK$249,450,000	0			HK$249,450,000	
Convertible Bonds due 2003 (not listed on any stock exchange) Conversion price : HK$ 0.6168	HK$200,622,800	0			HK$200,622,800	
OTHER ISSUES OF SHARES *						
Rights Issue	Price : N/A	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price :	Issue and allotment Date :				
Others (please specify)	Price :	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month					0

Remarks : ______________

Authorised Signatory :

Name : Wong Chi Keung

Title : Executive Director & Company Secretary

Note :

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

FORM 1

Monthly Return On Movement of Listed Equity Securities
For the month ended 30th September 2002

To : The Listing Division of The Stock Exchange of Hong Kong Limited

CC : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangzhou Investment Company Limited

(Name of Company)

Wong Chi Keung Tel No. : 2116 8020

(Name of Responsible Official)

Date : 7th October 2002

(A) Information on Types of Listed Equity Securities :

(please tick wherever applicable)

✓1. Ordinary shares :

2. Preference shares :

3. Other classes of shares : please specify : ______

4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	10,000,000,000	0.10	1,000,000,000
Increase/(Decrease) (EGM approval date) :	N/A	N/A	N/A
Balance at close of the month	10,000,000,000	0.10	1,000,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	4,010,413,667	N/A	
Increase/(Decrease) during the month	0		
Balance at close of the month	4,010,413,667		

(D) Details of Movement :

* *please delete and insert "N/A" wherever inapplicable*

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	ISSUE OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS * Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee Share Option Scheme Exercise price : HK$ 0.7344	22,600,000	0	0	0	22,600,000	
2. Employee Share Option Scheme Exercise price : HK$ 0.3936	70,000,000	0	0	0	70,000,000	
3. Employee Share Option Scheme Exercise price : HK$ 0.5008	50,254,000	0	0	0	50,254,000	0
WARRANTS * Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ________ Subscription price : HK$ ______ 2. ________ Subscription price : HK$ ______		N/A				
CONVERTIBLES * Class	Units	Converted (Units)			Units	
Convertible Bonds due 2002 (not listed on any stock exchange) Conversion price : HK$ 0.76	HK$249,450,000	0			HK$249,450,000	
Convertible Bonds due 2003 (not listed on any stock exchange) Conversion price : HK$ 0.6168	HK$200,622,800	0			HK$200,622,800	

OTHER ISSUES OF SHARES *			
Rights Issue	Price : N/A	Issue and allotment Date :	
Placing	Price :	Issue and allotment Date :	
Bonus Issue		Issue and allotment Date :	
Scrip Dividend		Issue and allotment Date :	
Repurchase of share		Cancellation Date :	
Redemption of share		Redemption Date :	
Consideration issue	Price :	Issue and allotment Date :	
Others (please specify)	Price :	Issue and allotment Date :	
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month		0

Remarks : ____________________

Authorised Signatory :

Name : Wong Chi Keung

Title : Executive Director & Company Secretary

Note :

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

FORM 1

Monthly Return On Movement of Listed Equity Securities
For the month ended 31st October 2002

To : The Listing Division of The Stock Exchange of Hong Kong Limited

CC : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

03 NOV 29 AM 7:21

From : Guangzhou Investment Company Limited

(Name of Company)

Wong Chi Keung   Tel No. : 2116 8020

(Name of Responsible Official)

Date : 5th November 2002

(A) Information on Types of Listed Equity Securities :

(please tick wherever applicable)

✓ 1. Ordinary shares :   2. Preference shares :

3. Other classes of shares :   please specify : ______

4. Warrants :   please specify : ______

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	10,000,000,000	0.10	1,000,000,000
Increase/(Decrease) (EGM approval date) :	N/A	N/A	N/A
Balance at close of the month	10,000,000,000	0.10	1,000,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	4,010,413,667	N/A	
Increase/(Decrease) during the month	0		
Balance at close of the month	4,010,413,667		

(D) Details of Movement :

* *please delete and insert "N/A" wherever inapplicable*

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	ISSUE OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS * Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee Share Option Scheme Exercise price : HK$ 0.7344	22,600,000	0	0	0	22,600,000	
2. Employee Share Option Scheme Exercise price : HK$ 0.3936	70,000,000	0	0	0	70,000,000	
3. Employee Share Option Scheme Exercise price : HK$ 0.5008	50,254,000	0	0	0	50,254,000	0
WARRANTS * Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ Subscription price : HK$ ______ 2. ______ Subscription price : HK$ ______		N/A				
CONVERTIBLES * Class	Units	Converted (Units)			Units	
Convertible Bonds due 2002 (not listed on any stock exchange) Conversion price : HK$ 0.76	HK$249,450,000	0			HK$249,450,000	
Convertible Bonds due 2003 (not listed on any stock exchange) Conversion price : HK$ 0.6168	HK$200,622,800	0			HK$200,622,800	

OTHER ISSUES OF SHARES *			
Rights Issue	Price : N/A	Issue and allotment Date :	
Placing	Price :	Issue and allotment Date :	
Bonus Issue		Issue and allotment Date :	
Scrip Dividend		Issue and allotment Date :	
Repurchase of share		Cancellation Date :	
Redemption of share		Redemption Date :	
Consideration issue	Price :	Issue and allotment Date :	
Others (please specify)	Price :	Issue and allotment Date :	
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month		0

Remarks : ______________________

Authorised Signatory :

Name : Wong Chi Keung
Title : Executive Director & Company Secretary

Note :
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

FORM 1

Monthly Return On Movement of Listed Equity Securities
For the month ended 30th November 2002

To : The Listing Division of The Stock Exchange of Hong Kong Limited

CC : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangzhou Investment Company Limited
(Name of Company)

Wong Chi Keung *(Name of Responsible Official)* Tel No. : 2116 8020

Date : 5th December 2002

(A) Information on Types of Listed Equity Securities :

(please tick wherever applicable)

✓ 1. Ordinary shares :
2. Preference shares :
3. Other classes of shares : please specify : ______
4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	10,000,000,000	0.10	1,000,000,000
Increase/(Decrease) (EGM approval date) :	N/A	N/A	N/A
Balance at close of the month	10,000,000,000	0.10	1,000,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	4,010,413,667	N/A	
Increase/(Decrease) during the month	0		
Balance at close of the month	4,010,413,667		

(D) **Details of Movement :**

** please delete and insert "N/A" wherever inapplicable*

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	ISSUE OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS * Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee Share Option Scheme Exercise price : HK$ 0.7344	22,600,000	0	0	22,600,000 expired	0	
2. Employee Share Option Scheme Exercise price : HK$ 0.3936	70,000,000	0	0	0	70,000,000	
3. Employee Share Option Scheme Exercise price : HK$ 0.5008	50,254,000	0	0	0	50,254,000	0
WARRANTS * Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ________ Subscription price : HK$ ______ 2. ________ Subscription price : HK$ ______		N/A				
CONVERTIBLES * Class	Units	Converted (Units)			Units	
Convertible Bonds due 2002 (not listed on any stock exchange) Conversion price : HK$ 0.76	HK$249,450,000	0			HK$249,450,000	
Convertible Bonds due 2003 (not listed on any stock exchange) Conversion price : HK$ 0.6168	HK$200,622,800	0			HK$200,622,800	
OTHER ISSUES OF SHARES *						
Rights Issue	Price : N/A	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price :	Issue and allotment Date :				
Others (please specify)	Price :	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month					0

Remarks : ____________________

Authorised Signatory :

Name : Wong Chi Keung

Title : Executive Director & Company Secretary

Note :

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

FORM 1

Monthly Return On Movement of Listed Equity Securities
For the month ended 31st December 2002

03 JAN 23 AM 7:21

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangzhou Investment Company Limited
(Name of Company)

Wong Chi Keung — Tel No. : 2116 8020
(Name of Responsible Official)

Date : 7th January 2003

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. ✓ Ordinary shares :
2. Preference shares :
3. Other classes of shares : please specify : ______
4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	10,000,000,000	0.10	1,000,000,000
Increase/(Decrease) (EGM approval date) :	N/A	N/A	N/A
Balance at close of the month	10,000,000,000	0.10	1,000,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	4,010,413,667	N/A	
Increase/(Decrease) during the month	2,107,688,555		
Balance at close of the month	6,118,102,222		

(D) **Details of Movement :**

* *please delete and insert "N/A" wherever inapplicable*

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	ISSUE OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS * Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee Share Option Scheme Exercise price : HK$ 0.3936	70,000,000	0	0	0	70,000,000	
2. Employee Share Option Scheme Exercise price : HK$ 0.5008	50,254,000	0	0	0	50,254,000	0
WARRANTS * Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ Subscription price : HK$ ______ 2. ______ Subscription price : HK$ ______	N/A					
CONVERTIBLES * Class	Units	Converted (Units)			Units	
Convertible Bonds due 2002 (not listed on any stock exchange) Conversion price : HK$ 0.76	HK$249,450,000	matured			0	
Convertible Bonds due 2003 (not listed on any stock exchange) Conversion price : HK$ 0.6168	HK$200,622,800	0			HK$200,622,800	

OTHER ISSUES OF SHARES *			
Rights Issue	Price :	Issue and allotment Date :	
Placing	Price :	Issue and allotment Date :	
Bonus Issue		Issue and allotment Date :	
Scrip Dividend		Issue and allotment Date :	
Repurchase of share		Cancellation Date :	
Redemption of share		Redemption Date :	
Consideration issue	Price : HK$0.68	Issue and allotment Date : 20th Dec 2002	2,107,688,555
Others (please specify)	Price :	Issue and allotment Date :	
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month		**2,107,688,555**

Remarks : ______________________

Authorised Signatory :

Name : Wong Chi Keung
Title : Executive Director & Company Secretary

Note :
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.



GUANGZHOU INVESTMENT COMPANY LIMITED

越秀投資有限公司

2002

Interim Report

Contents

FINANCIAL HIGHLIGHTS

	Six months ended 30th June	
	2002	2001
	HK$'000	*HK$'000*
Turnover	**1,544,748**	1,734,760
Operating profit	**208,711**	362,641
Share of profits less (losses) of		
Jointly controlled entities	**(18,793)**	(9,748)
Associated companies	**61,487**	52,791
Profit attributable to shareholders	**20,356**	46,420
Basic earnings per share	**0.51 cent**	1.18 cents
Fully diluted earnings per share	**0.50 cent**	1.15 cents
Interest coverage	**4.7 times**	4.3 times

	30th June	31st December
	2002	2001
	HK$'000	*HK$'000*
Total assets	**19,427,289**	19,961,555
Total liabilities (including minority interests)	**12,879,973**	13,431,017
Shareholders' funds	**6,547,316**	6,530,538
Net assets per share	**HK$1.63**	HK$1.63
Gearing ratio	**36%**	38%

MANAGEMENT DISCUSSION AND ANALYSIS

BUSINESS REVIEW

Guangzhou Property Market Continued to Expand

The primary residential market in Guangzhou Municipality continued to grow steadily in the first half of 2002. Total sales volume within the eight districts of the Guangzhou City urban area was 2.37 million sq. meters and average selling price was approximately Rmb4,968 per sq. meter. Both remained at similar levels of the same period of last year. As a result of sub-urbanization and improving transport, transaction in the sub-urban area within the Guangzhou Municipality has become increasingly active. Inclusive of the above eight districts, total sales volume of the ten districts of Guangzhou Municipality increased by 8.6 per cent to 3.71 million sq. meters while average selling price decreased by 2.5 per cent to Rmb4,160 per sq. meter, which had exerted certain price pressure on urban properties. Apart from an active primary market, transactions in the secondary market continued to grow. Sales volume was up significantly by 49.0 per cent to 1.40 million sq. meters. Price moved downward by 11.1 per cent compared with the same period in 2001 to an average of Rmb3,427 per sq. meter. Price differentials between the primary and secondary markets reflect the different qualities of properties.

Market Positioning and Sales

In the first half of 2002, the Group sold approximately 42,000 sq. meters of primarily residential properties which increased by 13.0 per cent compared with the same period of last year. Turnover had decreased because more residential instead of commercial units were sold. During the period, the Group continued to strengthen its efforts in marketing the major project for sale, Galaxy City. Provision of new auxiliary facilities such as school shuttle bus and supermarket have added value to the property.

The Group's future market positioning is to concentrate on the development of middle and mass market residential properties in Haizhu District and Tian He District of Guangzhou City with average selling price ranging between Rmb4,000 and Rmb7,000 per sq. meter. In the second half of 2002, major projects to be offered for sale will include Galaxy City in Zhujiang New Estate, Run Hui Building at Jiangnan Xi Road and Phase II of Greenland Garden in Haizhu District with total expected sales area of 32,000 sq. meters.

The Group expects the property market in Guangzhou Municipality will remain competitive but also have huge growth potential due to a low level of private home ownership and rising affluence. The Group's immediate priority is to complete the acquisition of a majority interest in Guangzhou City Construction and Development Holdings Limited ("Guangzhou Construction") announced late last year. This transaction will increase the Group's land resources substantially, details of which is summarised under "Very Substantial Acquisition of Property Assets" below.

Newsprint Business Performed Satisfactorily

With newsprint price in the international market hitting an eight year low and expansion of production capacity in China, Guangzhou Paper Limited ("Guangzhou Paper") faced a challenging environment. In the first half of 2002, Guangzhou Paper sold 122,931.9 tonnes of newsprint which decreased by 8.6 per cent compared with same period of last year. Average newsprint price was also down by 13.7 per cent to Rmb4,330.0 per tonne. The decline in turnover offset savings from approximately 6.9 per cent reduction of cost of sales.

However, during the period Guangzhou Paper continued to maintain the biggest market share in the domestically produced newsprint market and ranked the top in China in terms of sales volume. Looking forward to the second half of 2002, the Group expects the market remain competitive and has formulated various measures targeting further cost reduction and sales expansion.



Cement and Ready-Mixed Concrete Businesses

In the first half of 2002, aggregate sales volume of cement and ready-mixed concrete ("RMC") of China Century Cement Limited ("CCC"), a joint venture with German cement group Heidelberger Zement, increased by 16.7 per cent and 16.9 per cent to approximately 1.27 million tonnes and 554,191 cubic meters respectively. Such improvement in performance was due to CCC's penetration into new markets such as Shenzhen City and expansion of construction activities in the Guangdong Province. Construction works of various infrastructure projects such as the new Guangzhou International Airport, Phase Two of the Metro System in Guangzhou Municipality and the Western Guangzhu Expressway etc. have begun and increased volume demand for both cement and RMC. Price of cement in Guangzhou Municipality remained stable during the period at about Rmb265.9 per tonne. Inspite of a slowing cement market in Hong Kong, overall performance of CCC improved substantially in the first half of 2002 due to expansion of sales volume in Guangdong Province, strengthened treasury management to reduce finance cost and government tax refund from the introduction of an environmental friendly new cement product, PO32.5R. The Group expects the cement market in Guangdong Province to remain robust in the second half of this year.



Toll Road Performance Affected by Once-Off Factors

2002 has been a year of transformation for GZI Transport Limited ("GZI Transport"), the toll road subsidiary of the Company. Owing to the once-off effects of applying higher amortization rates and disposal of certain projects, GZI Transport recorded 41.3 per cent decline in profit attributable to shareholders of HK$77,728,000 in the first half of 2002. However, the Group believes that these negative impact are temporary and will be eased shortly. New investment project such as the Shantou Bay Bridge is being sourced to replenish the toll road portfolio after disposing the less profitable investments in 2001. Together with the rising car ownership in China as a result of growing affluence, toll traffic volume is expected to increase in the foreseeable future. Thus, the Group believes that performance turnaround will be imminent.

VERY SUBSTANTIAL ACQUISITION OF PROPERTY ASSETS

In December 2001, the Group announced the acquisition of a majority interest in Guangzhou Construction and interests in some other property assets in China for approximately HK$5.0 billion from its controlling shareholder, Yue Xiu Enterprises (Holdings) Limited ("Yue Xiu").

The consideration of approximately HK$5.0 billion represents a 40 per cent discount to the total attributable net asset value of approximately HK$8.36 billion of the two property groups. The Company will pay HK$2.0 billion in cash, issue to Yue Xiu approximately 2.15 billion new shares at HK$0.68 each, and dispose to Yue Xiu its cement, RMC and high technology projects for HK$1.55 billion.

This transaction, which is expected to complete around the end of this year, will increase the Group's land resources significantly with total attributable project gross floor area and attributable land bank site area increased by 3.5 times and 20.3 times to 1.67 million sq. meters and 4.19 million sq. meters respectively. The Group will rank amongst the biggest developers in Guangzhou Municipality.

FUTURE STRATEGY AND PROSPECTS

2002 is a year of adjustment of the Group's asset portfolio.

The Group is in the final stage of going through various legal procedures to acquire a majority interest in Guangzhou Construction. Together with the proposed disposal of non-core businesses such as cement, RMC and high technology projects, the Group will be able to concentrate on property investment and development business in Guangzhou Municipality.

Looking ahead, the Group's goal is to develop as a leading property developer in Southern China, in which Guangzhou Municipality is amongst the fastest growing and most affluent cities in China. Toll road business will continue to provide recurrent income to support the property business while the Group's interest in paper business will be reduced gradually through a proposed A-share listing of Guangzhou Paper. The Group is also in the process of undertaking a review on the development potential of its remaining property projects in Hong Kong and Macau to further streamline its business portfolio.

Although the current international environment is uncertain, the Group believes that the economy of China, especially Southern China, will continue to outperform. The Group is optimistic on its medium term development as it is shifting its business focus to Guangzhou property and the full effect of the above-mentioned acquisition will become evident in 2003.

FINANCIAL REVIEW

Analysis of Results

In the first half of 2002, the Group's turnover amounted to HK$1,544,748,000, representing a 11.0 per cent decline compared with the same period of 2001.

Turnover of the property business experienced an overall 7.9 per cent decrease to HK$304,298,000 as the Group sold more residential instead of commercial units in the first half of 2002. The downturn of the Hong Kong rental market had also caused rental income from investment properties primarily located in Hong Kong to decline by approximately 11.3 per cent to HK$65,146,000. In addition, increasing domestic competitions affected the newsprint operation of the Group and turnover decreased by 18.4 per cent to HK$539,585,000. Turnover of the Group's toll road business declined by 18.8 per cent to HK$173,883,000 due to disposal of Xinfeng Highways and lower traffic volume of selective projects. However, the cement business had outperformed due to expansion of construction activities in Guangdong Province. Inspite of a slowing Hong Kong market, turnover of cement business amounted to HK$525,058,000 and remained at a similar level of the same period of last year.

Total gross profits amounted to HK$494,318,000 and decreased by 23.0 per cent due to similar reasons as mentioned above. However, gross profits of the outperforming cement and ready-mixed concrete businesses amounted to HK$165,232,000 and remained at a similar level of the same period of last year.

Total expenses including selling, distribution, administrative and other operating expenses decreased slightly by approximately 6.0 per cent to a total of HK$305,696,000 mainly due to implementation of cost control.

Finance costs decreased enormously by 30.3 per cent to HK$85,973,000 as a result of declining interest rate and net repayment of a total of HK$317,834,000 bank loans.

The increase in the share of loss in jointly controlled entities by 92.8 per cent to HK$18,793,000 was mainly attributable to loss incurred by the jointly controlled entity of GZI Transport, Guangzhou Northern Second Ring Expressway ("GNSR Expressway"). GNSR Expressway started operation only in the beginning of 2002 and has not reached its most optimal traffic volume level yet.

Taxation decreased by 34.8 per cent to HK$32,162,000 due to lower pre-tax profits.

For the six months ended 30th June 2002, the Group achieved profit attributable to shareholders amounted to HK$20,356,000, which compared with HK$46,420,000 in the same period in 2001.

Basic Earnings Per Share

	Six months ended 30th June	
	2002	2001
Profit attributable to shareholders (HK$)	**20,356,000**	46,420,000
Weighted average number of shares in issue	**4,009,989,359**	3,947,507,328
Basic earnings per share (cent(s))	**0.51**	1.18

Interim Dividend

The Board of Directors has resolved not to declare any interim dividend for 2002 (2001: nil).

Analysis of Cash Flows

During the first half year of 2002, the Group has generated net cash inflow of HK$224 million from operating activities. Net cash outflow for investing activities in the same period was HK$16 million which was mainly due to cash outflow for capital expenditures as explained below and cash inflow from releasing certain pledged bank deposits as a result of the repayment of certain bank loans. Net cash outflow from financing activities in the same period was HK$467 million, which was mainly due to net repayment of bank loans of HK$318 million.

As at 30th June 2002, the Group's cash and cash equivalents amounted to HK$1,129 million and decreased by HK$259 million compared with 31st December 2001.

Capital Expenditures

During the first half of 2002, GZI Transport had incurred capital expenditures and investments amounting to approximately HK$150.5 million which primarily included (a) balance consideration for the acquisition of the remaining 34 per cent interests in the Group's non wholly owned subsidiary holding Qinglian Highways amounted to HK$135.6 million; and (b) additional capital injection to an existing other investment amounted to HK$14.3 million.

The Group had also acquired new fixed assets such as production facilities under construction, plant and machinery and tools amounting to HK$30 million in the first half year of 2002.

Capital and Other Commitments

As at 30th June 2002, the Group had capital commitments of HK$879 million, of which HK$145 million is for the addition of fixed assets for technological improvement of its industrial businesses. The balance of HK$734 million is for the construction of properties under development in China and Hong Kong over the next few years.

In December 2001, the Group announced the acquisition of an approximately 95 per cent interest in Guangzhou Construction and a 49 per cent interest in Super Gain Development Limited for a total consideration of approximately HK$5 billion, of which HK$2 billion cash consideration will be satisfied by internal resources and bank borrowing. The Group has recently secured a 5 year term loan facility of HK$2.63 billion from a syndicate of banks in Hong Kong. The funding will be partially for financing the acquisition and partially for replacing maturing loans. This acquisition is expected to be completed around the end of 2002.

Liquidity and Capital Resources

The Group maintains a comfortable liquidity position. As at 30th June 2002, the Group had bank deposits, cash and bank balances of approximately HK$1,175 million in total, of which approximately 59 per cent was in Rmb, 23 per cent in US dollars, 14 per cent in HK dollars and the rest was in other foreign currencies.

As at 30th June 2002, the Group had bank borrowings excluding bank overdrafts ("Bank Borrowings") and convertible bonds outstanding of approximately HK$3.178 billion and HK$0.450 billion respectively (collectively "Total Borrowings"), of which HK$709 million Bank Borrowings was attributable to GZI Transport. The net decrease in Total Borrowings was HK$318 million compared with the last year end balance sheet date. As at 30th June 2002, 43 per cent of the Bank Borrowings was denominated in Rmb, 19 per cent in US dollars and 38 per cent in HK dollars. The convertible bonds were denominated in HK dollars.

The management believes that the steady inflow of Rmb, HK dollars and US dollars funds generated and/or repatriated from the Group's subsidiaries, associated companies and jointly controlled entities in Hong Kong and China, whose equity were funded by foreign currency, are sufficient to meet the Group's short to medium term Rmb, US dollars and HK dollars borrowings, finance costs and dividend payments.

The following table summarises the repayment schedule of the Total Borrowings:

	Repayable within				
	one year	one to two years	two to five years	over five years	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Bank Borrowings	1,973,969	611,469	592,589	673	3,178,700
Convertible bonds	249,450	200,623	—	—	450,073
Total Borrowings	2,223,419	812,092	592,589	673	3,628,773

As corporate loans raised in the Hong Kong and China markets are customary short to medium term, approximately 62 per cent of the Bank Borrowings will be repayable within one year. The management is confident that Bank Borrowings can be refinanced upon maturity. Approximately 55 per cent and 45 per cent of the convertible bonds are redeemable in one year and one to two years respectively. All convertible bonds were issued by the Company. On maturity, those bonds which have not been converted into ordinary shares of the Company at the respective price of HK$0.7600 and HK$0.6168 per share are to be redeemed at 105 per cent of their principal amount with accrued interest.

Approximately 39 per cent of the Bank Borrowings was secured by (i) the Group's fixed deposits of HK$15 million, and (ii) a small portion of the Group's property portfolio. The rest of the Bank Borrowings are unsecured.

Treasury Policies

The Group's overall treasury and funding policy is that of risk management and liquidity control. Bank balances are generally placed as short term fixed rate deposits in bank accounts in Hong Kong and China. No fund is placed in non-bank institutions nor invested in securities. The Group will maintain a balanced relationship with banks both in Hong Kong and China to take advantage of the different liquidity of these two markets.

Since the Group's principal operations are in China and most of the income is denominated in Rmb, the management is aware of possible currency exchange rate exposure. As a hedging strategy, the management emphasizes on mainly using re-invested profits and Rmb borrowings to finance the Group's Rmb investments. Equity and debt financing in foreign currencies will only be used selectively as supplementary funds.

Capital Structure

The following table summarises the components of the Group's capital structure:

	30th June 2002		31st December 2001	
	HK$'000	%	*HK$'000*	%
Fixed rate loans				
Convertible bonds	**450,073**	**4**	450,073	4
Floating rate loans				
Denominated in Rmb	**1,380,584**	**14**	1,505,863	15
Denominated in US dollars	**613,438**	**6**	1,155,818	11
Denominated in HK dollars	**1,184,678**	**12**	834,853	8
Total Borrowings	**3,628,773**	**36**	3,946,607	38
Shareholders' funds	**6,547,316**	**64**	6,530,538	62
Total Capitalisation	**10,176,089**	**100**	10,477,145	100
Gearing Ratio		**36%**		38%

The Group continues to maintain a healthy capital structure with Gearing Ratio (expressed as a percentage of Total Borrowings to Total Capitalisation) of 36 per cent as at 30th June 2002, which decreased moderately from 38 per cent as at 31st December 2001 due to reduction of Total Borrowings.

Interest Coverage

Interest cover for the first half year of 2002 was 4.7 times which was slightly higher than that of 4.3 times for same period in 2001. The calculation was based on interest costs divided by profit before tax and interests, both adjusted for non-cash items.

Employees

As at 30th June 2002, the Group had approximately 12,600 employees of whom approximately 12,000 employees were primarily engaging in the supervision and management of toll roads and the operations of the six cement and paper plants. The Group remunerates its employees largely based on industry practice, including contributory provident funds and other staff benefits. The Group has also adopted share option schemes which award its employees according to the performance of the Group and individual employees.

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

FOR THE SIX MONTHS ENDED 30TH JUNE 2002

	Note	**Unaudited** **Six months ended 30th June** **2002** *HK$'000*	2001 *HK$'000*
Turnover	2	**1,544,748**	1,734,760
Cost of sales		**(1,050,430)**	(1,092,819)
Gross profit		**494,318**	641,941
Other revenues		**20,089**	45,767
Selling and distribution expenses		**(45,262)**	(38,134)
Administrative expenses		**(266,330)**	(265,214)
Other net operating income/(expenses)		**5,896**	(21,719)
Operating profit	3	**208,711**	362,641
Finance costs		**(85,973)**	(123,346)
Share of profits/(losses) of			
Jointly controlled entities		**(18,793)**	(9,748)
Associated companies		**61,487**	52,791
Profit before taxation		**165,432**	282,338
Taxation	4	**(32,162)**	(49,295)
Profit after taxation		**133,270**	233,043
Minority interests		**(112,914)**	(186,623)
Profit attributable to shareholders		**20,356**	46,420
Earnings per share	6		
Basic		**0.51 cent**	1.18 cents
Fully diluted		**0.50 cent**	1.15 cents

CONDENSED CONSOLIDATED BALANCE SHEET

AS AT 30TH JUNE 2002 AND 31ST DECEMBER 2001

	Note	**Unaudited 30th June 2002** *HK$'000*	Audited 31st December 2001 *HK$'000*
Interests in toll highways and bridges	7	**2,234,807**	2,272,680
Other intangible assets	7	**(13,508)**	(10,777)
Fixed assets	7	**4,060,133**	4,143,278
Interests in jointly controlled entities		**1,319,406**	1,307,158
Interests in associated companies		**1,748,339**	1,728,407
Investment securities and other investments		**269,349**	272,392
Current assets			
Properties held for/under development		**5,834,320**	5,740,219
Properties held for sale		**1,252,776**	1,310,486
Interests in property development projects		**81,433**	93,728
Inventories		**317,681**	316,807
Due from			
- Related companies		**20,536**	29,138
- Minority shareholders		**7,797**	6,339
Accounts receivable, prepayment and deposits	8	**1,119,262**	1,129,615
Bank deposits		**15,076**	211,570
Bank balances and cash		**1,159,882**	1,410,515
		9,808,763	10,248,417
Current liabilities			
Accounts payable and accrued charges	9	**943,337**	819,352
Due to minority shareholders		**67,416**	104,203
Bank loans			
- Secured		**325,237**	249,533
- Unsecured		**899,364**	555,844
Bank overdrafts unsecured		**30,534**	22,053
Current portion of long-term liabilities	10	**1,080,431**	801,424
Taxation payable		**60,237**	78,615
Dividend payable to minority shareholders		**25,717**	—
		3,432,273	2,631,024

	Note	Unaudited 30th June 2002 HK$'000	Audited 31st December 2001 HK$'000
Net current assets		**6,376,490**	7,617,393
Total assets less current liabilities		**15,995,016**	17,330,531
Financed by:			
Share capital	11	**401,041**	400,829
Reserves		**6,146,275**	6,129,709
Shareholders' funds		**6,547,316**	6,530,538
Minority interests		**6,237,894**	6,425,518
Non-current liabilities			
Long-term liabilities	10	**3,195,841**	4,361,175
Deferred taxation		**13,965**	13,300
		15,995,016	17,330,531

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

FOR THE SIX MONTHS ENDED 30TH JUNE 2002

	Unaudited	
	Six months ended 30th June	
		As restated
	2002	2001
	HK$'000	*HK$'000*
Net cash inflow from operating activities	**223,541**	354,477
Net cash outflow from investing activities	**(16,045)**	(361,074)
Net cash (outflow)/inflow from financing activities	**(466,610)**	448,833
(Decrease)/increase in cash and cash equivalents	**(259,114)**	442,236
Cash and cash equivalents at 1st January	**1,388,462**	1,095,063
Cash and cash equivalents at 30th June	**1,129,348**	1,537,299
Analysis of the balances of cash and cash equivalents:		
Bank balances and cash	**1,159,882**	1,554,952
Bank overdrafts	**(30,534)**	(17,653)
	1,129,348	1,537,299

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED 30TH JUNE 2002

	Unaudited							
	Share capital	Share premium	Capital redemption reserve	Capital reserve	Statutory reserves	Exchange fluctuation reserve	Retained profits	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1st January 2002	400,829	4,889,860	1,815	175,985	84,405	(54,909)	1,032,553	6,530,538
Issue of shares net of issuing expenses	212	782	—	—	—	—	—	994
Exchange differences	—	—	—	—	—	(16)	—	(16)
Release of reserve upon disposal of properties held for/under development and properties held for sale	—	—	—	(4,543)	—	—	—	(4,543)
Release of reserves upon deemed disposal of a subsidiary	—	—	—	—	(8)	(5)	—	(13)
Profit for the period	—	—	—	—	—	—	20,356	20,356
At 30th June 2002	401,041	4,890,642	1,815	171,442	84,397	(54,930)	1,052,909	6,547,316
At 1st January 2001, as previously reported	393,762	4,854,723	1,815	—	80,157	(56,824)	1,211,913	6,485,546
Effect of adoption of SSAP 30	—	—	—	215,511	—	—	(215,511)	—
At 1st January 2001, as restated	393,762	4,854,723	1,815	215,511	80,157	(56,824)	996,402	6,485,546
Issue of shares net of issuing expenses	6,629	33,381	—	—	—	—	—	40,010
Release of reserves upon deemed disposal of a subsidiary	—	—	—	—	(20)	(23)	—	(43)
Profit for the period	—	—	—	—	—	—	46,420	46,420
At 30th June 2001	400,391	4,888,104	1,815	215,511	80,137	(56,847)	1,042,822	6,571,933

NOTES TO CONDENSED INTERIM ACCOUNTS

1 BASIS OF PREPARATION AND ACCOUNTING POLICIES

These unaudited consolidated condensed interim accounts are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") 25, Interim Financial Reporting, issued by the Hong Kong Society of Accountants.

These condensed interim accounts should be read in conjunction with the 2001 annual financial statements.

The accounting policies and methods of computation used in the preparation of these condensed accounts are consistent with those used in the annual accounts for the year ended 31st December 2001 except that the Group has changed certain of its accounting policies following its adoption of the following SSAPs issued by the Hong Kong Society of Accountants which are effective for accounting periods commencing on or after 1st January 2002:

SSAP 1 (revised)	:	Presentation of financial statements
SSAP 11 (revised)	:	Foreign currency translation
SSAP 15 (revised)	:	Cash flow statements
SSAP 25 (revised)	:	Interim financial reporting
SSAP 33	:	Discontinuing operations
SSAP 34	:	Employee benefits

The effects of adopting these new policies are not material to the accounts.

Certain figures in segment information for the period ended 30th June 2001 have been restated to conform with the current period presentation.

2 SEGMENT INFORMATION

The Group is principally engaged in development, operation and management of toll highways and bridges, development, selling and management of properties and holding of investment properties, manufacturing and selling of newsprint, corrugated paper, cement and ready-mixed concrete. Turnover and segment results for the period are as follows:

Primary reporting format - business segments

The Group is organised mainly in Hong Kong and the mainland of China ("China") into four main business segments:

— Toll operations - development, operation and management of toll highways and bridges

— Properties - development, selling and management of properties and holding of investment properties

2 SEGMENT INFORMATION *(Continued)*

— Paper - manufacturing and selling of newsprint and corrugated paper

— Cement - manufacturing and selling of cement and ready-mixed concrete (discontinuing operation)

Other operations of the Group mainly comprise high technology business (discontinuing operation) and investment holding, neither of which are of a sufficient size to be reported separately.

There are no sales between the business segments.

Secondary reporting format - geographical segments

The Group's four business segments are mainly managed in Hong Kong and China:

China - properties, paper, cement and toll operations
Hong Kong - properties and cement
Others - properties

There are no sales between the geographical segments.

2 SEGMENT INFORMATION *(Continued)*

Primary reporting format - business segments

	Six months ended 30th June											
							(Discontinuing operation)					
	Toll operations		Properties		Paper		Cement *(Note)*		Other operations		Group	
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*
Turnover	**173,883**	214,169	**304,298**	330,249	**539,585**	661,199	**525,058**	527,562	**1,924**	1,581	**1,544,748**	1,734,760
Segment results	**87,166**	127,394	**29,918**	89,818	**35,345**	125,012	**71,020**	31,561	**(5,582)**	(7,922)	**217,867**	365,863
Interest income											**6,911**	15,776
Unallocated costs											**(16,067)**	(18,998)
Finance costs											**(85,973)**	(123,346)
Share of profits less (losses) of:												
Jointly controlled entities	**(24,843)**	—	**(59)**	—	**—**	(10,089)	**6,109**	341	**—**	—	**(18,793)**	(9,748)
Associated companies	**68,202**	68,195	**4,972**	(177)	**—**	—	**—**	—	**(11,687)**	(15,227)	**61,487**	52,791
Profit before taxation											**165,432**	282,338
Taxation											**(32,162)**	(49,295)
Profit after taxation											**133,270**	233,043
Minority interests											**(112,914)**	(186,623)
Profit attributable to shareholders											**20,356**	46,420

Note:

On 10th December 2001, the Company and its controlling shareholder, Yue Xiu Enterprises (Holdings) Limited ("Yue Xiu"), entered into a Conditional Sale and Purchase Agreement, pursuant to which, inter alia, the Company agreed to purchase or procure the purchase and Yue Xiu agreed to sell or procure the sale of a 100 per cent interest in Guangzhou City Construction & Development Holdings (China) Limited and a 49 per cent interest in Super Gain Development Limited, being currently a 51 per cent subsidiary of the Company, for a total consideration of approximately HK$5,014 million, subject to satisfaction of certain conditions. The transaction is expected to be completed by the end of 2002.

2 SEGMENT INFORMATION *(Continued)*

Primary reporting format - business segments (Continued)

Note: (Continued)

The consideration of approximately HK$5,014 million will be satisfied as to (i) HK$2,000 million in cash; (ii) about HK$1,464 million by way of allotment and issuance of the Company's shares to Yue Xiu and/or its nominee(s); and (iii) HK$1,550 million by way of disposals of the Company's 100 per cent interest in China Century Cement International Limited ("Cement Segment"), 36.84 per cent effective interest in Guangzhou Jin Peng Group Co., Ltd. ("Jin Peng") and 46.7 per cent effective interest in China Information Technology Industry Co., Limited ("China ITI") and assignment of shareholders' loans of the Cement Segment, Jin Peng and China ITI in the aggregate amount of about HK$886 million to Yue Xiu and/or its nominee(s). The terms of the Conditional Sales and Purchase Agreement have been arrived at after arm's length negotiations and are based on normal commercial terms.

At the Extraordinary General Meeting held on 17th January 2002, the independent shareholders of the Company had approved the disposal of Cement Segment, Jin Peng and China ITI. The disposal is consistent with the Company's long-term strategy to refocus on property investment and development businesses.

As at 30th June 2002, the carrying amount of the assets of Cement Segment was HK$2,075 million and its liabilities were HK$1,999 million. Turnover and segment results of Cement Segment were disclosed above. During 2002, Cement Segment's cash inflow from operating activities was HK$74 million, cash outflow from investing activities was HK$16 million and cash outflow from financing activities was HK$99 million. The carrying amount of assets, liabilities, turnover and segment results, and cash flow statements of Jin Peng and China ITI were not of a sufficient size to be disclosed separately.

Secondary reporting format - geographical segments

	Six months ended 30th June			
	Turnover		Segment results	
	2002	2001	**2002**	2001
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
China	**1,282,420**	1,430,358	**193,983**	314,022
Hong Kong	**260,915**	303,092	**33,463**	51,857
Others	**1,413**	1,310	**(9,579)**	(16)
	1,544,748	1,734,760	**217,867**	365,863
Interest income			**6,911**	15,776
Unallocated costs			**(16,067)**	(18,998)
Operating profit			**208,711**	362,641

3 OPERATING PROFIT

	Six months ended 30th June	
	2002	2001
	HK$'000	*HK$'000*
Operating profit is stated after crediting and charging the following:		
Crediting		
Gain on partial disposal of a jointly controlled entity	**6,240**	—
Charging		
Cost of inventories sold	**944,863**	914,517
Depreciation:		
Owned fixed assets	**98,519**	106,226
Leased fixed assets	**238**	385
Amortisation of interests in toll highways and bridges	**37,873**	29,561
Amortisation of development costs	**318**	—
Amortisation of other investments	**—**	2,081
Amortisation of goodwill	**1,240**	796
Loss on disposal of fixed assets	**1,255**	673
Provision for diminution in value of interests in property development projects	**9,881**	—
Loss on deemed disposal of a subsidiary	**2,261**	10,383

4 TAXATION

Hong Kong profits tax has been provided at the rate of 16 per cent (2001: 16 per cent) on the estimated assessable profit for the period. Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the countries in which the Group operates.

The amount of taxation charged to the consolidated profit and loss account represents:

	Six months ended 30th June	
	2002	2001
	HK$'000	*HK$'000*
Hong Kong profits tax	**3,660**	6,911
Overseas taxation		
- Current	**24,780**	37,250
- Overprovision in prior years	**(4,500)**	—
Deferred taxation	**665**	917
	24,605	45,078
Share of taxation attributable to:		
Jointly controlled entities	**1,059**	—
Associated companies	**6,498**	4,217
	32,162	49,295

5 DIVIDEND

The Board of Directors has resolved not to declare any interim dividend for 2002 (2001: nil).

6 EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit attributable to shareholders of HK$20,356,000 (2001: HK$46,420,000) and the weighted average number of 4,009,989,359 (2001: 3,947,507,328) ordinary shares in issue during the period.

6 EARNINGS PER SHARE *(Continued)*

The calculation of diluted earnings per share is based on the profit attributable to shareholders of HK$20,356,000 (2001: HK$53,638,661, after taking into account the effect of interest on convertible bonds) and the weighted average number of 4,009,989,359 (2001: 3,947,507,328) ordinary shares in issue during the period plus the weighted average number of 43,975,593 (2001: 733,682,323) potential dilutive ordinary shares deemed to be issued in respect of the outstanding share options.

The outstanding convertible bonds of the Company have not been taken into account for the purpose of calculation of the diluted earnings per share as the exercise of the outstanding convertible bonds would have an anti-dilutive effect.

7 CAPITAL EXPENDITURE

	Goodwill	Negative goodwill	Development costs	Total other intangible assets	Interests in toll highways and bridges	Fixed assets
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Six months ended 30th June 2002						
Opening net book amount	61,372	(78,535)	6,386	(10,777)	2,272,680	4,143,278
Further acquisition of subsidiaries and an associated company	7,016	(10,273)	—	(3,257)	—	—
Development costs recognised as an asset	—	—	2,084	2,084	—	—
Other additions	—	—	—	—	—	30,457
Disposals	—	—	—	—	—	(14,845)
Depreciation/amortisation charge	(1,344)	104	(318)	(1,558)	(37,873)	(98,757)
Closing net book amount	67,044	(88,704)	8,152	(13,508)	2,234,807	4,060,133

8 ACCOUNTS RECEIVABLE, PREPAYMENT AND DEPOSITS

The Group has defined credit policies for different business segments and markets. Included in trade and other receivables are trade debtors and their ageing analysis is as follows:

	30th June 2002	31st December 2001
	HK$'000	*HK$'000*
Less than 30 days	**218,710**	290,713
31-90 days	**270,262**	223,043
Over 90 days	**187,695**	197,067
	676,667	710,823

9 ACCOUNTS PAYABLE AND ACCRUED CHARGES

Included in accounts payable and accrued charges are trade payables and their ageing analysis is as follows:

	30th June 2002	31st December 2001
	HK$'000	*HK$'000*
Less than 30 days	**69,364**	102,539
31-90 days	**77,457**	60,552
Over 90 days	**15,722**	17,978
	162,543	181,069

10 LONG-TERM LIABILITIES

	30th June 2002 HK$'000	31st December 2001 HK$'000
Bank loans		
Unsecured	**1,053,374**	1,351,639
Secured		
- wholly repayable within five years	**898,347**	1,338,381
- not wholly repayable within five years	**2,378**	1,137
Obligations under finance leases	**531**	632
Loans from a shareholder	**4,011**	9,554
Loans from related companies	**140,872**	191,017
Loans from minority shareholders	**1,670,842**	1,766,437
Other loans	**55,844**	53,729
Convertible bonds	**450,073**	450,073
	4,276,272	5,162,599
Less: Current portion of long-term liabilities	**(1,080,431)**	(801,424)
	3,195,841	4,361,175

At 30th June 2002, the Group's bank loans and other borrowings were repayable as follows:

	Bank loans		Loans from a shareholder/ related companies/minority shareholders/other loans/ finance leases/ convertible bonds	
	30th June 2002 HK$'000	31st December 2001 HK$'000	30th June 2002 HK$'000	31st December 2001 HK$'000
Within one year	**749,368**	453,986	**331,063**	347,438
In the second year	**611,469**	1,491,032	**200,853**	200,925
In the third to fifth year	**592,589**	745,002	—	29
After the fifth year	**673**	1,137	—	—
With no fixed repayment terms	—	—	**1,790,257**	1,923,050
	1,954,099	2,691,157	**2,322,173**	2,471,442

11 SHARE CAPITAL

Movements of issued share capital of the Company during the period are as follows:

	Ordinary shares of HK$0.1 each	
	No. of shares	*HK$'000*
At 1st January 2001	3,937,627,400	393,762
Exercise of share options	11,652,000	1,165
Exercise of convertible bonds	59,014,267	5,902
At 31st December 2001	4,008,293,667	400,829
At 1st January 2002	4,008,293,667	400,829
Exercise of share options	2,120,000	212
At 30th June 2002	4,010,413,667	401,041

During the period, share options were exercised to subscribe for 2,120,000 ordinary shares in the Company at a total consideration of HK$1,062,000, of which HK$212,000 was credited to share capital and the balance of HK$850,000 was credited to the share premium account.

12 CONTINGENT LIABILITIES

There is no significant change in the Group's contingent liabilities since the last annual balance sheet date.

13 COMMITMENTS UNDER OPERATING LEASES

	30th June 2002		31st December 2001	
	Land and buildings	**Others**	Land and buildings	Others
	HK$'000	***HK$'000***	*HK$'000*	*HK$'000*
Not later than one year	**4,091**	**1,941**	4,890	7,462
Later than one year and not later tan five years	**13,644**	**—**	12,361	—
	17,735	**1,941**	17,251	7,462

In addition, the Group has operating lease commitments with rentals determined in relation to sales. It is not possible to quantify accurately future rentals payable under such leases.

14 OTHER COMMITMENTS

As at 30th June 2002, the Group held the following commitments:

	30th June 2002	31st December 2001
	HK$'000	*HK$'000*
(i) Commitments in respect of purchase of fixed assets and toll road and properties held for/under development:		
Contracted but not provided for	**733,604**	703,897
Authorised but not contracted for	**144,837**	183,889
	878,441	887,786
(ii) Commitment in respect of acquisition of remaining interest in a subsidiary contracted but not provided for	**291**	135,561

15 PLEDGE OF ASSETS

There is no significant change in the pledge of assets since the last annual balance sheet date.

16 RELATED PARTY TRANSACTIONS

(a) During the period, significant related party transactions which were carried out in the normal course of the Group's business are as follows:

	Six months ended 30th June	
	2002	2001
	HK$'000	*HK$'000*
Interest on convertible bonds paid to a shareholder and a related company	**6,768**	7,238
Loan interest paid to		
- related companies *(note (i))*	**2,760**	2,485
- minority shareholders	**779**	2,509
Management fee paid to minority shareholders	**2,460**	2,125
Interest received from a minority shareholder	**—**	4,869
Fixed rate management fee for toll highways paid and payable to a minority shareholder *(note (ii))*	**25,657**	29,154

16 RELATED PARTY TRANSACTIONS *(Continued)*

(a) *(Continued)*

Notes:

(i) The related companies are under common control of the Company.

(ii) The related party transaction was conducted in accordance with the terms as disclosed in the 2001 annual report.

(b) On 12th April 2002, the Group entered into an agreement to transfer 5 per cent of its interest in the jointly controlled entity to Guangzhou Highways Development Company for a total consideration of Rmb51.1 million (equivalent to approximately HK$47.8 million), subject to satisfaction of certain conditions. The total consideration was satisfied on completion as to (1) Rmb34.9 million (equivalent to approximately HK$32.6 million) by way of the procurement of the transfer of an aggregate of 0.995 per cent effective interest in an associated company, Guangdong Humen Bridge Co., Ltd. effective from 1st January 2002; and (2) Rmb16.2 million (equivalent to approximately HK$15.2 million) in cash.

17 SUBSEQUENT EVENTS

(a) On 21st August 2002, the Group entered into an agreement, subject to satisfaction of certain conditions, to acquire a non-majority effective interest in a Sino-foreign co-operative joint venture. Total consideration for the acquisition was equivalent to approximately Rmb322.0 million and a deposit of HK$86.0 million was paid on 23rd August 2002.

(b) By a loan agreement dated 23rd September 2002 and entered into between the Company and a group of banks in Hong Kong ("Lenders"), a syndicated loan facility in the aggregate principal amount of HK$2,630 million is made available by the Lenders to the Company for a term of 66 months from 23rd September 2002 or 60 months from date of first drawing, whichever date is the earlier, and subject to and in accordance with the terms and conditions therein contained. Under the provision of the loan agreement, it is an event of default if Yue Xiu holds less than 30 per cent of the issued share capital of the Company.

OTHER INFORMATION

DIRECTORS' INTERESTS IN EQUITY OR DEBT SECURITIES

As at 30th June 2002, the interests of the directors of the Company in the equity or debt securities of the Company and its subsidiary, GZI Transport Limited ("GZI Transport"), as recorded in the register maintained under Section 29 of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance") were as follows:

	Personal Interests	Family Interests
The Company		
(Ordinary shares of HK$0.10 each)		
Mr Liu Jinxiang	1,200,000	60,000
Mr Xie Shuwen	300,000	—
Mr Liang Ningguang	200,000	60,000
Mr Cai Hanxiang*	300,000	—
Mr Luo Guoqing	10,000	—
Mr Wang Hongtao	300,000	—
Mr Wong Chi Keung	500,000	—
Ms Yan Yuk Fung	500,000	—
GZI Transport		
(Ordinary shares of HK$0.10 each)		
Mr Dong Huiyan	240,000	—
Mr Li Jiaqiang	136,000	—
Mr Yin Hui	140,000	—
Mr Wong Chi Keung	158,000	—
Ms Yan Yuk Fung	100,000	—

As at 30th June 2002, the following directors of the Company had interests recorded in the register maintained under Section 29 of the SDI Ordinance being options granted under the share option schemes of (1) the Company and (2) GZI Transport to subscribe for ordinary shares in the respective companies :

(1) The Company

			Number of options		
Name of Director	Date of grant	Exercise price per share *HK$*	outstanding as at 1st January 2002	exercised during the period	outstanding as at 30th June 2002
Mr Liu Jinxiang	14/12/1999 (b)	0.5008	1,040,000	900,000 (c)&(f)	140,000 (d)
Mr Xie Shuwen	23/02/1998 (a)	0.7344	1,000,000	—	1,000,000
	14/12/1999 (b)	0.5008	700,000	—	700,000
Mr Liang Ningguang	23/02/1998 (a)	0.7344	1,000,000	—	1,000,000
	14/12/1999 (b)	0.5008	840,000	—	840,000 (e)
Mr Xiao Boyan	23/02/1998 (a)	0.7344	1,000,000	—	1,000,000
	14/12/1999 (b)	0.5008	700,000	—	700,000
Mr Cai Hanxiang*	14/12/1999 (b)	0.5008	700,000	—	700,000
Mr Dong Huiyan	23/02/1998 (a)	0.7344	1,000,000	—	1,000,000
	14/12/1999 (b)	0.5008	700,000	—	700,000
Mr Li Jiaqiang	23/02/1998 (a)	0.7344	1,000,000	—	1,000,000
	14/12/1999 (b)	0.5008	700,000	—	700,000
Mr Shi Jinling	14/12/1999 (b)	0.5008	1,000,000	—	1,000,000
Mr Wang Hongtao	14/12/1999 (b)	0.5008	800,000	—	800,000
Mr Wong Chi Keung	14/12/1999 (b)	0.5008	700,000	—	700,000
Ms Yan Yuk Fung	14/12/1999 (b)	0.5008	800,000	—	800,000

Notes:

(a) The share options are exercisable from the date of grant to the business day preceding 21st November 2002.

(b) The share options are exercisable from the first anniversary of the date of grant to the business day preceding the sixth anniversary of the date of grant, of which a maximum of 30 per cent and 100 per cent thereof are exercisable from the first and second anniversaries of the date of grant respectively.

(c) These interests include options to subscribe for 60,000 shares in the Company exercised by his spouse during the period.

(d) This interest represents options to subscribe for 140,000 shares in the Company held by his spouse.

(e) These interests include options to subscribe for 140,000 shares in the Company held by his spouse.

(f) The weighted average closing price per share immediately before the date on which the options were exercised was HK$0.70.

(2) GZI Transport

Name of Director	Date of grant	Exercise price per share *HK$*	Number of options: outstanding as at 1st January 2002	exercised during the period	outstanding as at 30th June 2002
Mr Liu Jinxiang	22/12/1999	0.9984	9,676,000	—	9,676,000
Mr Xie Shuwen	07/04/2000	0.7520	560,000	—	560,000
Mr Liang Ningguang	06/08/1997	2.4080	500,000	—	500,000
	22/12/1999	0.9984	8,400,000	—	8,400,000
Mr Xiao Boyan	06/08/1997	2.4080	500,000	—	500,000
Mr Cai Hanxiang*	06/08/1997	2.4080	500,000	—	500,000
Mr Dong Huiyan	07/04/2000	0.7520	560,000	240,000 (b)	320,000
Mr Li Jiaqiang	07/04/2000	0.7520	316,000	136,000 (b)	180,000
Mr Shi Jinling	07/04/2000	0.7520	450,000	—	450,000
Mr Yin Hui	06/08/1997	2.4080	600,000	—	600,000
	22/12/1999	0.9984	3,610,000	—	3,610,000
Mr Wang Hongtao	07/04/2000	0.7520	450,000	—	450,000
Mr Wong Chi Keung	07/04/2000	0.7520	316,000	—	316,000
Ms Yan Yuk Fung	07/04/2000	0.7520	450,000	—	450,000

Notes:

(a) The share options are exercisable at any time within the period between the first anniversary of the date of grant and the business day preceding the sixth anniversary of the date of grant, of which a maximum of 30 per cent, 60 per cent and 100 per cent thereof are exercisable from the first, second and third anniversaries of the date of grant respectively.

(b) The weighted average closing price per share immediately before the date on which the options were exercised was HK$1.62.

* Mr Cai Hanxiang resigned as director of the Company with effect from 19th September 2002

Save as disclosed herein, none of the directors of the Company (including their spouse and children under 18 years of age) had any interests in the equity or debt securities of the Company or its associated corporations (within the meaning of the SDI Ordinance) as at 30th June 2002 which were required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Section 28 of the SDI Ordinance (including interests which they were deemed or taken to have under Section 31 or Part I of the Schedule to the SDI Ordinance) or which were required, pursuant to Section 29 of the SDI Ordinance, to be entered in the register referred to therein or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange.

Save as disclosed herein, no rights to subscribe for equity or debt securities of the Company have been granted by the Company to, nor have any such rights been exercised by, any directors of the Company (including their spouse and children under 18 years of age) during the period.

SUBSTANTIAL SHAREHOLDERS

As at 30th June 2002, those persons or corporations having an interest in 10 per cent or more of the issued share capital of the Company as recorded in the register of substantial shareholders maintained under Section 16(1) of the SDI Ordinance were as follows :

Substantial shareholders	**Number of ordinary shares held**
Yue Xiu Enterprises (Holdings) Limited ("Yue Xiu")	1,702,182,734 (a)
Excellence Enterprises Co., Ltd.	1,669,474,734 (b)
Bosworth International Limited	774,772,574 (c)
Sun Peak Enterprises Ltd.	565,683,000 (c)
Novena Pacific Limited	565,683,000 (d)

Notes:

(a) This interest represents the total number of ordinary shares of the Company held by Yue Xiu and its subsidiaries where Yue Xiu is taken to be interested in such shares under Section 8 of the SDI Ordinance.

(b) Subsidiary of Yue Xiu and its interest in the ordinary shares of the Company is duplicated in the interest of Yue Xiu.

(c) Subsidiaries of Excellence Enterprises Co., Ltd. and their interests in the ordinary shares of the Company are duplicated in the interest of Excellence Enterprises Co., Ltd.

(d) Subsidiary of Sun Peak Enterprises Ltd. and its interest in the ordinary shares of the Company is duplicated in the interest of Sun Peak Enterprises Ltd.

Save as disclosed herein, no other person is recorded in the register of substantial shareholders maintained under Section 16(1) of the SDI Ordinance as having an interest in 10 per cent or more of the issued share capital of the Company.

SHARE OPTIONS

(i) The Company

Pursuant to share option schemes (the "Share Option Schemes") approved by shareholders of the Company on 21st November 1992 and 23rd June 1998, the board of directors of the Company (the "Board") may, at their discretion, offer to directors and employees of the Company or any of its subsidiaries options to subscribe for ordinary shares in the Company. The Share Option Schemes are designed to act as an incentive to employees and executives of the Group. The exercise price was determined by the Board and being equal to the higher of (a) the nominal value of the share; and (b) not less than 80 per cent of the average closing prices of the shares on the Stock Exchange's daily quotation sheets for the five trading days immediately preceding (in the case of the share option scheme adopted on 21st November 1992) the date of offer or (in the case of the share option scheme adopted on 23rd June 1998) the date of grant of an option. The cash consideration to be paid for each grant of option is HK$10, with full payment of the exercise price to be made upon exercise of an option.

On 26th June 2002, the shareholders of the Company approved the resolutions relating to the termination of the Share Option Schemes and the adoption of a new share option scheme (the "2002 Share Option Scheme"). Upon termination of the Share Option Schemes, no further share options will be granted thereunder but all the outstanding share options granted prior to such termination continue to be valid and exercisable in accordance therewith, and only those provisions of the Share Option Schemes which are required to give effect to the outstanding share options continue to remain in force for such purpose. The 2002 Share Option Scheme complies with the amendments to Chapter 17 of the Rules Governing the listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Pursuant to the 2002 Share Option Scheme, the Board may grant to any person being an employee, officer, director, agent, consultant or representative of Yue Xiu, the Company or any of their respective subsidiaries ("Participants") options to subscribe for shares in the Company. The purpose of the 2002 Share Option Scheme is to provide incentives to Participants to contribute to the Group and to enable the Group to recruit, retain and motivate high-calibre employees and attract human resources that are valuable to the Group. The maximum number of shares which may be issued upon exercise of all options to be granted under the 2002 Share Option Scheme is 10 per cent of the number of shares in issue as at 26th June 2002. The maximum entitlement of each Participant upon exercise of the options granted or to be granted within any 12-month period immediately preceding the proposed date of grant is limited to 1 per cent of the number of shares in issue as at the proposed date of grant. Any further grant of options in excess of this limit is subject to shareholders' approval in general meeting. The share options are exercisable from the commencement date of the option period (which shall be a period to be notified by the Board at the time of the grant of an option, such period to commence on the date of grant or such later date as the Board may decide and expire on the last day of the period, which in any event shall not exceed 10 years from the date of grant), of which a maximum of up to (i) 30 per cent; and (ii) 60 per cent (inclusive of any options exercised under (i)), of the options granted under the relevant grant are exercisable during the period (i) up to the first anniversary; and (ii) up to the second anniversary of the commencement date of the option period respectively. After the

second anniversary of the commencement date of the option period the restrictions will cease. In respect of a Participant who is an employee of Yue Xiu, the Company or any of their respective subsidiaries, the same limits on the exercise of the share options as described above shall also apply, except that the periods referred to in (i) and (ii) above shall commence from the later of: (a) the date of completion by such Participant of one year of continuous employment as permanent member of the staff of Yue Xiu, the Company or any of their respective subsidiaries, as the case may be; and (b) the commencement date of the option period, and the date when the restrictions cease shall be modified accordingly. The exercise price is determined by the Board and must be at least the highest of (a) the closing price of the shares as stated in the Stock Exchange's daily quotation sheets on the date of grant; (b) the average closing price of the shares as stated in the Stock Exchange's daily quotation sheets for the five business days immediately preceding the date of grant; and (c) the nominal value of the shares. The cash consideration to be paid for each grant of option is HK$10, with full payment of the exercise price to be made upon exercise of an option. No such options have been granted to any person since its adoption as required to be disclosed under the Listing Rules.

Movements of the options of the Company, which have been granted under the Share Option Schemes, during the period were as follows :

	Number of options					
	outstanding as at 1st January 2002	**exercised during the period**	**outstanding as at 30th June 2002**	**Exercise price per share** *HK$*	**Date of grant**	**Exercisable period** (3)
Directors	5,000,000	—	5,000,000	0.7344	23/02/1998	23/02/1998 - 20/11/2002
	8,680,000	900,000	7,780,000	0.5008	14/12/1999	14/12/2000 - 13/12/2005
Employees	17,600,000	—	17,600,000	0.7344	23/02/1998	23/02/1998 - 20/11/2002
	70,000,000	—	70,000,000	0.3936	04/09/1998	04/09/1999 - 03/09/2004
	43,694,000	1,220,000(4)	42,474,000	0.5008	14/12/1999	14/12/2000 - 13/12/2005
Total	144,974,000	2,120,000	142,854,000			

Notes:

1. No options have been granted, cancelled or lapsed during the period.

2. The options granted on 4th September 1998 and 14th December 1999 are exercisable in 2 tranches.

3. If the last day of the exercisable period is not a business day, the exercisable period will expire on the business day preceding thereof.

4. The weighted average closing price per share immediately before the date on which the options were exercised was HK$0.68.

(ii) GZI Transport

Movements during the period of the options granted under the share option scheme of GZI Transport to the employees of the Group other than the directors of the Company as disclosed on page 29 were as follows:

Number of options						
outstanding as at 1st January 2002	exercised during the period	outstanding as at 30th June 2002	Exercise price per share *HK$*	Date of grant	Exercisable period (3)
21,400,000	—	21,400,000	2.4080	06/08/1997	06/08/1998 - 05/08/2003
23,502,000	—	23,502,000	0.7632	04/09/1998	04/09/1999 - 03/09/2004
12,206,000	—	12,206,000	0.9984	22/12/1999	22/12/2000 - 21/12/2005
10,686,000	1,102,000(4)	9,584,000	0.7520	07/04/2000	07/04/2001 - 06/04/2006

Notes:

1. No options have been granted, cancelled or lapsed during the period.
2. All options are exercisable in 3 tranches.
3. If the last day of the exercisable period is not a business day, the exercisable period will expire on the business day preceding thereof.
4. The weighted average closing price per share immediately before the date on which the options were exercised was HK$1.62.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S SHARES

The Company has not redeemed any of its shares during the six months ended 30th June 2002. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the period.

CODE OF BEST PRACTICE

None of the Directors is aware of information that would reasonably indicate that the Company is not, or was not for any part of the relevant period, in compliance with the Code of Best Practice as stipulated in Appendix 14 of the Listing Rules. The non-executive directors of the Company are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Articles of Association.

AUDIT COMMITTEE

The unaudited interim accounts for the six months ended 30th June 2002 had been reviewed by the Audit Committee.

By order of the Board
Liu Jinxiang
Chairman

Hong Kong, 24th September 2002

CORPORATE AND INVESTOR RELATIONS INFORMATION

BOARD OF DIRECTORS

Executive directors
Liu Jinxiang *(Chairman)*
Xie Shuwen
Chen Guangsong
Li Fei
Liang Ningguang
Xiao Boyan
Luo Guoqing
Dong Huiyan
Li Jiaqiang
Shi Jinling
Yin Hui
Wu Yiyue
Wang Hongtao
Wong Chi Keung
Yan Yuk Fung

Independent non-executive directors & audit committee members
Yu Lup Fat Joseph
Lee Ka Lun

COMPANY SECRETARY

Wong Chi Keung

AUDITORS

PricewaterhouseCoopers
Certified Public Accountants

PRINCIPAL BANKERS

Bank of China (Hong Kong) Limited
The Hongkong and Shanghai Banking Corporation Limited

WEBSITE TO ACCESS COMPANY INFORMATION

http://www.gzinvestment.com.hk
http://www.hkex.com.hk

REGISTERED OFFICE

24th Floor
Yue Xiu Building
160-174 Lockhart Road
Wanchai, Hong Kong

SHARE REGISTRAR

Abacus Share Registrars Limited
5th Floor, Wing On Centre
111 Connaught Road Central, Hong Kong

SHARE LISTING

The Company's shares are listed on:
The Stock Exchange of Hong Kong Limited
Singapore Exchange Securities Trading Limited

The stock codes are:
The Stock Exchange of Hong Kong Limited – 123
Reuters – 123.HK
Bloomberg – 123 HK

INVESTOR RELATIONS

For further information about Guangzhou Investment Company Limited, please contact:
Josephine Mak
Telephone : (852) 2116 8022
Facsimile : (852) 2598 7688
Email : contact@gzinvestment.com.hk

ADR DEPOSITARY BANK

The Bank of New York
American Depositary Receipts
620 Avenue of the Americas, 6th Floor
New York, NY 10011, USA
Telephone : (646) 885 3218
Facsimile : (646) 885 3043



越秀投資有限公司

GUANGZHOU INVESTMENT COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

Form of proxy for use at the Extraordinary General Meeting ("Meeting")

I/We[1] ____________________

of ____________________

being the registered holder(s) of[2] ____________________ shares of HK$0.10 each in the capital of Guangzhou Investment Company Limited (the "Company"), HEREBY APPOINT the Chairman of the Meeting or[3] ____________________

of ____________________

as my/our proxy to attend and act for me/us at the Meeting (or at any adjournments thereof) of the Company to be held at 1st Floor, South China Hotel, 67-75 Java Road, North Point, Hong Kong, on Monday, 25th November, 2002 at 9:30 a.m., for the purpose of considering and, if thought fit, passing the resolutions as set out in the notice convening the Meeting and at the Meeting (or at any adjournments thereof), to vote for me/us and in my/our name(s) in respect of the said resolutions as hereunder indicated[4] or if no such indication is given, as my/our proxy thinks fit.

		FOR[4]	AGAINST[4]
1.	**ORDINARY RESOLUTION NO. 1** To approve the Transfer Agreement and all transactions contemplated thereunder		
2.	**ORDINARY RESOLUTION NO. 2** To approve the Lease Contract and all transactions contemplated thereunder		
3.	**ORDINARY RESOLUTION NO. 3** To approve the Utilities Supply Contract and all transactions contemplated thereunder		

Signature[5] ____________________

Dated ____________________

Notes:

1. Full name(s) and address(es) must be inserted in **BLOCK CAPITALS.**
2. Please insert the number of shares of the Company to which the proxy relates registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).
3. If any proxy other than the Chairman is preferred, strike out "the Chairman of the Meeting or" and insert the name and address of the proxy desired in the space provided. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, TICK IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, TICK IN THE BOX MARKED "AGAINST".** Failure to tick either box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of any officer or attorney duly authorised.
6. A shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company.
7. In the case of joint holders of any share, any one of such persons may vote at the Meeting either in person or by proxy in respect of such share, but if more than one of such joint holders are present at the Meeting either personally or by proxy, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names stand on the register of members in respect of the joint holding.
8. To be valid, this form of proxy, together with the power of attorney (if any) or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company's share registrar, Abacus Share Registrars Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not less than 48 hours before the time appointed for holding of the Meeting (or any adjourned meetings thereof).
9. Completion and delivery of the form of proxy will not preclude you from attending and voting in person at the Meeting or any adjourned meetings thereof if you so wish.



越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED
(於香港註冊成立的有限公司)

股東特別大會(「大會」)適用的代表委任表格

本人／吾等[附註1] ______________________________

地址為 ______________________________

為越秀投資有限公司(「本公司」)股本中每股面值0.10港元的股份共__________股[附註2]的登記持有人，

茲委任大會主席或[附註3] ______________________________

地址為 ______________________________

為本人／吾等的代表，出席於二○○二年十一月二十五日星期一上午九時三十分，假座香港北角渣華道67-75號粵華酒店1樓舉行的大會(或其任何續會)，以考慮並酌情通過召開大會通告所載的決議案，並於大會(或其任何續會)上代表本人／吾等及以本人／吾等的名義就本表格所列的決議案按下列的指示[附註4]投票。倘未有作出任何指示，則本人／吾等的代表可酌情自行投票表決。



		贊成[附註4]	反對[附註4]
1.	**普通決議案1項** 批准轉讓協議及據此預計進行的所有交易		
2.	**普通決議案2項** 批准租賃協議及據此預計進行的所有交易		
3.	**普通決議案3項** 批准電、水、熱供應協議及據此預計進行的所有交易		

簽署[附註5] ______________________

日期 ______________________

附註：

1. 請用正楷填上全名及地址。
2. 請填上以　閣下名義登記與本代表委任表格有關的股份數目。如未有填上股份數目，則本代表委任表格將視為與　閣下名義登記的所有本公司股份有關。
3. 如委任大會主席以外的人士為代表，請將「大會主席或」字樣刪去，並在空欄內填上擬委任的代表姓名及地址。**本代表委任表格的任何更改，均須由簽署人簡簽示可。**
4. **注意：　閣下如欲投票贊成任何決議案，請在「贊成」欄內加上「√」號。如欲投票反對任何決議案，則請在「反對」欄內加上「√」號。**如無任何指示，則　閣下的代表可酌情決定投票。除大會通告所列的決議案外，　閣下的代表亦有權就大會正式提出的任何決議案自行酌情投票。
5. 本代表委任表格須由　閣下或　閣下的正式書面授權人簽署。如持有人為一公司，則須加蓋公司印鑑或經由公司負責人或正式授權人親筆簽署。
6. 凡有權出席大會及於會上投票的股東，均有權委派一名或以上的代表代其出席大會及代表其投票。受委代表毋須為本公司股東。
7. 倘為任何股份的聯名持有人，任何一名聯名持有人可親自或委派代表就該等股份於會上投票，惟倘超過一名該等聯名持有人親自或委派代表出席大會，則只會接納排名首位的持有人親自或委派代表作出的投票，而其他聯名持有人的投票概不受理。排名先後是按股東名冊內聯名持有人的排名次序為準。
8. 本代表委任表格連同經簽署的授權書(如有)或其他授權文件(如有)，或經由公證人簽署證明的該等授權書(如有)或授權文件的副本，須於大會(或其任何續會)指定舉行時間四十八小時前送達本公司的股份過戶登記處雅柏勤證券登記有限公司，地址為香港干諾道中111號永安中心5樓，方為有效。
9. 填妥及交回代表委任表格後，　閣下仍可親自出席大會或其任何續會並於會上投票。

公司及股東關係資料

董事會

執行董事
劉錦湘 *(董事長)*
謝樹文
陳光松
李　飛
梁凝光
肖博彥
羅國慶
董迥雁
黎家強
施金鈴
尹　輝
吳一岳
王洪濤
黃之強
甄玉鳳

獨立非執行董事及
審核委員會成員
余立發
李家麟

公司秘書

黃之強

核數師

羅兵咸永道會計師事務所
香港執業會計師

主要往來銀行

中國銀行(香港)有限公司
香港上海滙豐銀行有限公司

公司資料查閱網址

http://www.gzinvestment.com.hk
http://www.hkex.com.hk

註冊辦事處

香港灣仔
駱克道160-174號
越秀大廈
24樓

股份過戶登記處

雅柏勤證券登記有限公司
香港
中環干諾道中111號
永安中心5樓

股份上市

本公司之股份於香港聯合交易所有限公司及
新加坡證券交易所上市

股票編號為：
香港聯合交易所有限公司－123
路透社－123.HK
彭博資訊－123 HK

股東關係

如欲進一步查詢越秀投資有限公司的資料，請聯絡：
麥文莉
電話：(852) 2116 8022
傳真：(852) 2598 7688
電郵：contact@gzinvestment.com.hk

美國預託證券託管銀行

紐約銀行
美國預託證券
620 Avenue of the Americas, 6th Floor
New York, NY 10011, USA
電話：(646) 885 3218
傳真：(646) 885 3043

(ii) 越秀交通

期內根據越秀交通購股權計劃授予本集團僱員(本公司董事除外，詳情已於第29頁披露)的購股權之變動情況如下：

購股權數目					
於二〇〇二年一月一日尚未行使	期內行使	於二〇〇二年六月三十日尚未行使	每股行使價	授出日期	行使期(3)
			港元		
21,400,000	–	21,400,000	2.4080	06/08/1997	06/08/1998－05/08/2003
23,502,000	–	23,502,000	0.7632	04/09/1998	04/09/1999－03/09/2004
12,206,000	–	12,206,000	0.9984	22/12/1999	22/12/2000－21/12/2005
10,686,000	1,102,000(4)	9,584,000	0.7520	07/04/2000	07/04/2001－06/04/2006

附註：

1. 期內並無購股權授出、註銷及失效。
2. 所有購股權分三階段行使。
3. 倘購股權行使期之最後一日並非營業日，購股權行使期須於該日前一個營業日屆滿。
4. 股份在緊接購股權行使日期之前的加權平均收市價為1.62港元。

購買、出售或贖回本公司的股份

截至二〇〇二年六月三十日止之六個月內，本公司並無贖回任何股份。而本公司或其任何附屬公司於期內亦無購買或出售本公司任何股份。

最佳應用守則

本公司並無任何董事知悉任何資料，足以合理指出本公司在有關期間的任何時間，未有遵守上市規則附錄14所載之最佳應用守則。本公司非執行董事須依據本公司之組織章程之規定，在本公司之股東週年大會輪席告退及膺選連任。

審核委員會

審核委員會已審閱截至二〇〇二年六月三十日止的未經審核中期賬目。

承董事會命
董事長
劉錦湘

香港，二〇〇二年九月二十四日



權)。於購股權期限開始日期第二週年後，該等限制將終止。就身為越秀企業、本公司或任何彼等附屬公司僱員的參與人士而言，上文所述行使購股權的相同限額亦適用，惟上文(i)及(ii)項所指的期間應由(a)該名參與人士持續受僱於越秀企業、本公司或任何彼等附屬公司(視情況而定)作為全職員工一年的完成日期；及(b)購股權期限的開始日期(以較後發生為準)起開始，而當限制終止時的日期應據此作出相應修訂。行使價由董事會釐訂，而且該行使價不得低於下列三者中的最高金額：(a)授出日期股份在聯交所每日報價表所列的收市價；(b)緊接授出日期前五個營業日股份在聯交所每日報價表所列的平均收市價；及(c)股份的面值。每次授出購股權的現金代價為10港元，而行使價將於行使購股權時悉數支付。自採納該計劃以來，因所述的購股權並無授予任何人士，根據上市規則，無須作出任何披露。

期內根據購股權計劃授出本公司購股權之變動情況如下：

	購股權數目					
	於二OO二年一月一日尚未行使	期內行使	於二OO二年六月三十日尚未行使	每股行使價 港元	授出日期	行使期(3)
董事	5,000,000	–	5,000,000	0.7344	23/02/1998	23/02/1998-20/11/2002
	8,680,000	900,000	7,780,000	0.5008	14/12/1999	14/12/2000-13/12/2005
僱員	17,600,000	–	17,600,000	0.7344	23/02/1998	23/02/1998-20/11/2002
	70,000,000	–	70,000,000	0.3936	04/09/1998	04/09/1999-03/09/2004
	43,694,000	1,220,000(4)	42,474,000	0.5008	14/12/1999	14/12/2000-13/12/2005
總計	144,974,000	2,120,000	142,854,000			

附註：

1. 期內並無購股權授出、註銷及失效。
2. 分別於一九九八年九月四日及於一九九九年十二月十四日授出之購股權分兩階段行使。
3. 倘購股權行使期之最後一日並非營業日，購股權行使期須於該日前一個營業日屆滿。
4. 股份在緊接購股權行使日期之前的加權平均收市價為0.68港元。

購股權

(i) *本公司*

根據於一九九二年十一月二十一日及一九九八年六月二十三日獲本公司股東通過的購股權計劃(「購股權計劃」)，本公司董事會(「董事會」)可酌情授予本公司或其任何附屬公司之董事及僱員購股權認購本公司之普通股。購股權計劃可作為本集團給予僱員及行政人員的獎勵。行使價由董事會釐訂，相等於下列兩項中較高者：(a)股份之面值；及(b)不低於緊接提供購股權日期(就為一九九二年十一月二十一日採納之購股權計劃而言)前，或授出購股權日期(就為一九九八年六月二十三日採納之購股權計劃而言)前五個營業日股份在聯交所每日報價表所報之平均收市價的80%。每次授出購股權的現金代價為10港元，而行使價將於行使購股權時悉數支付。



本公司股東於二○○二年六月二十六日通過有關終止購股權計劃及採納新購股權計劃(「二○○二年購股權計劃」)的決議案。於終止購股權計劃後，本公司不會就此進一步授出購股權，但於終止購股權計劃前授出的所有未行使購股權繼續生效，並可根據購股權計劃予以行使，而僅有使尚未行使購股權生效所需的該等購股權計劃條文會就此目的繼續有效。二○○二年購股權計劃符合香港聯合交易所有限公司證券上市規則(「上市規則」)第17章的修訂。

根據二○○二年購股權計劃，董事會可授予越秀企業、本公司或任何彼等附屬公司的僱員、高級職員、董事、代理人、顧問或代表(「參與人士」)購股權認購股份。二○○二年購股權計劃旨在獎勵參與人士對本集團作出貢獻，並讓本集團聘請、挽留及鼓勵能幹的僱員及吸納對本集團而言屬寶貴的人力資源。根據二○○二年購股權計劃將予授出的購股權而可予發行的最高股份總數為本公司於二○○二年六月二十六日已發行股份數目的10%。各參與人士在與緊接建議授出任何購股權日期前十二個月期間內獲授及將獲授的購股權予以行使時的權益上限為建議授出該等購股權日期已發行股份數目的1%，任何進一步授出超過此限額的購股權須待股東於股東大會上批准後，始可作實。購股權可於購股權期限開始日期行使(購股權期限指董事會於授出購股權時通知的期限，該期限於授出日期或董事會可能決定的較後日期開始，直至該期限的最後一日屆滿止，惟於任何情況下，不能超過由授出日期起計10年)，惟限於(i)直至購股權期限開始日期首週年的期間內，行使最多達有關授出項下所授出購股權的30%；及(ii)直至購股權期限開始日期第二週年的期間內，行使最多達有關授出項下所授出購股權的60%(包括根據(i)項行使的任何購股

除本文所披露者外，於期內，本公司概無將可認購本公司股本或債務證券之權利授予本公司任何董事(包括彼等配偶及未滿十八歲子女)，彼等亦無行使任何該等權利。

主要股東

於二〇〇二年六月三十日，根據披露權益條例第16(1)條須予置存之主要股東名冊所記錄，下列人士或公司於本公司已發行股本中擁有10%或以上權益：





主要股東	持有普通股數目
越秀企業(集團)有限公司(「越秀企業」)	1,702,182,734 (a)
Excellence Enterprises Co., Ltd.	1,669,474,734 (b)
Bosworth International Limited	774,772,574 (c)
Sun Peak Enterprises Ltd.	565,683,000 (c)
Novena Pacific Limited	565,683,000 (d)

附註：



(a) 此項權益乃越秀企業及其附屬公司所持有本公司普通股之總數；根據披露權益條例第8條之規定，越秀企業據此被當作於該等股份中擁有權益。

(b) 越秀企業之附屬公司、其於本公司普通股中之權益，已於越秀企業之權益中重複列載。

(c) Excellence Enterprises Co., Ltd.之附屬公司、彼等於本公司普通股中之權益，已於Excellence Enterprises Co., Ltd.的權益中重複列載。

(d) Sun Peak Enterprises Ltd.之附屬公司、其於本公司普通股中之權益，已於Sun Peak Enterprises Ltd.之權益中重複列載。

除本文所披露者外，根據披露權益條例第16(1)條須予置存之主要股東名冊所記錄，概無任何其他人士於本公司已發行股本中擁有10%或以上權益。

(2) 越秀交通

			購股權數目		
			於二〇〇二年		於二〇〇二年
		每股	一月一日	於期內	六月三十日
董事姓名	**授出日期**	**行使價**	**尚未行使**	**行使**	**尚未行使**
		港元			
劉錦湘先生	22/12/1999	0.9984	9,676,000	–	9,676,000
謝樹文先生	07/04/2000	0.7520	560,000	–	560,000
梁凝光先生	06/08/1997	2.4080	500,000	–	500,000
	22/12/1999	0.9984	8,400,000	–	8,400,000
肖博彥先生	06/08/1997	2.4080	500,000	–	500,000
蔡漢祥先生*	06/08/1997	2.4080	500,000	–	500,000
董廻雁先生	07/04/2000	0.7520	560,000	240,000 (b)	320,000
黎家強先生	07/04/2000	0.7520	316,000	136,000 (b)	180,000
施金鈴先生	07/04/2000	0.7520	450,000	–	450,000
尹　輝先生	06/08/1997	2.4080	600,000	–	600,000
	22/12/1999	0.9984	3,610,000	–	3,610,000
王洪濤先生	07/04/2000	0.7520	450,000	–	450,000
黃之強先生	07/04/2000	0.7520	316,000	–	316,000
甄玉鳳小姐	07/04/2000	0.7520	450,000	–	450,000

附註：

(a) 購股權可於授出日期一週年至購股權授出日期六週年前一個營業日止期間內隨時行使，而最多30%、60%及100%之購股權可分別自購股權授出日期之一週年、二週年及三週年起行使。

(b) 股份在緊接購股權行使日期之前的加權平均收市價為1.62港元。

* 蔡漢祥先生已於九月十九日辭任本公司董事之職務

除本文所披露者外，於二〇〇二年六月三十日，本公司各董事(包括彼等配偶及未滿十八歲子女)於本公司或其相聯法團(按披露權益條例之涵義)之股本或債務證券中概無擁有任何根據披露權益條例第28條須知會本公司及香港聯合交易所有限公司(「聯交所」)之權益(包括根據披露權益條例第31條或附表第一部被視為或假設擁有之權益)，或根據披露權益條例第29條須記錄於該條例所述之登記名冊內，或須根據上市公司董事進行證券交易之標準守則知會本公司及聯交所之權益。

於二○○二年六月三十日，根據披露權益條例第29條置存之登記冊之記錄，下列本公司董事於(1)本公司購股權計劃；及(2)越秀交通購股權計劃授予可認購以下公司普通股之購股權中擁有權益：

(1) 本公司

董事姓名	授出日期	每股行使價 港元	購股權數目 於二○○二年一月一日尚未行使	於期內行使	於二○○二年六月三十日尚未行使
劉錦湘先生	14/12/1999 (b)	0.5008	1,040,000	900,000 (c)&(f)	140,000 (d)
謝樹文先生	23/02/1998 (a)	0.7344	1,000,000	–	1,000,000
	14/12/1999 (b)	0.5008	700,000	–	700,000
梁凝光先生	23/02/1998 (a)	0.7344	1,000,000	–	1,000,000
	14/12/1999 (b)	0.5008	840,000	–	840,000 (e)
肖博彥先生	23/02/1998 (a)	0.7344	1,000,000	–	1,000,000
	14/12/1999 (b)	0.5008	700,000	–	700,000
蔡漢祥先生*	14/12/1999 (b)	0.5008	700,000	–	700,000
董迴雁先生	23/02/1998 (a)	0.7344	1,000,000	–	1,000,000
	14/12/1999 (b)	0.5008	700,000	–	700,000
黎家強先生	23/02/1998 (a)	0.7344	1,000,000	–	1,000,000
	14/12/1999 (b)	0.5008	700,000	–	700,000
施金鈴先生	14/12/1999 (b)	0.5008	1,000,000	–	1,000,000
王洪濤先生	14/12/1999 (b)	0.5008	800,000	–	800,000
黃之強先生	14/12/1999 (b)	0.5008	700,000	–	700,000
甄玉鳳小姐	14/12/1999 (b)	0.5008	800,000	–	800,000

附註：

(a) 購股權可由授出日期至二○○二年十一月二十一日前一個營業日止期間內隨時行使。

(b) 購股權可由授出日期一週年起至授出日期六週年前一個營業日止期間內隨時行使，並分別可於授出日期一週年及二週年起行使最多30%及100%。

(c) 該等權益包括其配偶於期內行使購股權以認購60,000股本公司股份。

(d) 該等權益為其配偶持有可認購140,000股本公司股份之購股權。

(e) 該等權益包括其配偶持有可認購140,000股本公司股份之購股權。

(f) 股份在緊接購股權行使日期之前的加權平均收市價為0.70港元。

其他資料

董事於股本或債務證券之權益

於二〇〇二年六月三十日，根據證券（披露權益）條例（「披露權益條例」）第29條置存之登記冊之記錄，本公司董事於本公司及其附屬公司越秀交通有限公司（「越秀交通」）之股本或債務證券中擁有之權益如下：

	個人權益	家族權益
本公司		
(普通股每股面值0.10港元)		
劉錦湘 先生	1,200,000	60,000
謝樹文 先生	300,000	–
梁凝光 先生	200,000	60,000
蔡漢祥 先生*	300,000	–
羅國慶 先生	10,000	–
王洪濤 先生	300,000	–
黃之強 先生	500,000	–
甄玉鳳 小姐	500,000	–
越秀交通		
(普通股每股面值0.10港元)		
董迴雁 先生	240,000	–
黎家強 先生	136,000	–
尹　輝 先生	140,000	–
黃之強 先生	158,000	–
甄玉鳳 小姐	100,000	–

16 有關連人士交易 *(續)*

(a) *(續)*

附註：

(i) 有關連公司是與本公司受相同的控制。

(ii) 該有關連人士交易是根據於二〇〇一年年報中披露的條款進行。

(b) 於二〇〇二年四月十二日，本集團訂立協議，轉讓於共同控制實體之5.0%權益予廣州市公路開發公司，總代價為人民幣51,100,000元(相當於約47,800,000港元)，惟仍須待達成若干條件，此項轉讓方可作實。於完成時，總代價是以下列方式支付：(1)其中人民幣34,900,000元(相當於約32,600,000港元)，將以促使轉讓於聯營公司廣東虎門大橋有限公司之0.995%實際權益之方式償付，轉讓由二〇〇二年一月一日起生效；及(2)人民幣16,200,000元(相當於約15,200,000港元)以現金支付。

17 結算日後事項

(a) 於二〇〇二年八月二十一日，本集團訂立一份協議(須待達成若干條件，方可作實)，收購一家中外合作經營企業的非多數實益權益。收購的總代價約相等於人民幣322,000,000元，按金86,000,000港元已於二〇〇二年八月二十三日支付。

(b) 本公司與香港的一組銀行(「貸款人」)於二〇〇二年九月二十三日達成一項貸款協議，根據貸款協議的條款，由貸款人提供給本公司達26.3億港元之銀團貸款融資，由二〇〇二年九月二十三日起為期66個月或由首次提款日起為期60個月，以較早的日期為準。根據貸款協議之規定，倘越秀企業持有本公司已發行股本少於30%，則屬違約事件。

14 其他承擔

於二○○二年六月三十日，本集團擁有下列承擔：

	二○○二年 六月三十日 *千港元*	二○○一年 十二月三十一日 *千港元*
(i) 購置固定資產、收費道路及有待發展／發展中物業之承擔：		
已簽約但未撥備	**733,604**	703,897
已批准但未簽約	**144,837**	183,889
	878,441	887,786
(ii) 已簽約但未撥備之收購一間附屬公司餘下權益之承擔	**291**	135,561

15 資產質押

自上年年度結算日以來，資產質押並無重大變動。

16 有關連人士交易

(a) 期內，於本集團日常業務過程中進行的重大有關連人士交易如下：

	截至六月三十日止六個月 二○○二年 *千港元*	 二○○一年 *千港元*
支付予一名股東及一間有關連公司的可換股債券利息	**6,768**	7,238
支付貸款利息予		
－有關連公司 *(附註(i))*	**2,760**	2,485
－少數股東	**779**	2,509
支付予少數股東的管理費	**2,460**	2,125
收取少數股東的利息	**－**	4,869
已付及應付予少數股東的收費公路定額管理費 *(附註(ii))*	**25,657**	29,154

11 股本

期內本公司已發行股本的變動如下：

	每股面值0.1港元的普通股	
	股份數目	*千港元*
於二〇〇一年一月一日	3,937,627,400	393,762
行使購股權	11,652,000	1,165
行使可換股債券	59,014,267	5,902
於二〇〇一年十二月三十一日	4,008,293,667	400,829
於二〇〇二年一月一日	4,008,293,667	400,829
行使購股權	2,120,000	212
於二〇〇二年六月三十日	4,010,413,667	401,041

期內，購股權已獲行使，以認購本公司的普通股2,120,000股，總代價為1,062,000港元，其中212,000港元已列入股本中，而餘額850,000港元已列入股份溢價賬內。

12 或然負債

自上年年度結算日以來，本集團的或然負債並無重大改變。

13 經營租賃承擔

	二〇〇二年六月三十日		二〇〇一年十二月三十一日	
	土地及樓宇	其他	土地及樓宇	其他
	千港元	*千港元*	*千港元*	*千港元*
第一年內	**4,091**	**1,941**	4,890	7,462
第二至第五年內	**13,644**	**–**	12,361	–
	17,735	**1,941**	17,251	7,462

此外，本集團之經營租賃承擔及租金是按照銷售額釐定。現時無法準確計算根據該租約應付之未來租金。

10 長期負債

	二○○二年 六月三十日 *千港元*	二○○一年 十二月三十一日 *千港元*
銀行貸款		
無抵押	**1,053,374**	1,351,639
有抵押		
－須於五年內悉數償還	**898,347**	1,338,381
－毋須於五年內悉數償還	**2,378**	1,137
融資租賃承擔	**531**	632
一名股東提供之貸款	**4,011**	9,554
有關連公司提供之貸款	**140,872**	191,017
少數股東提供之貸款	**1,670,842**	1,766,437
其他貸款	**55,844**	53,729
可換股債券	**450,073**	450,073
	4,276,272	5,162,599
減：長期負債之一年內應償還額	**(1,080,431)**	(801,424)
	3,195,841	4,361,175

於二○○二年六月三十日，本集團的銀行貸款及其他借款的還款期如下：

	銀行貸款		股東／有關連公司／少數股東的貸款／其他貸款／融資租賃／可換股債券	
	六月三十日 二○○二年 *千港元*	十二月三十一日 二○○一年 *千港元*	六月三十日 二○○二年 *千港元*	十二月三十一日 二○○一年 *千港元*
一年內	**749,368**	453,986	**331,063**	347,438
第二年內	**611,469**	1,491,032	**200,853**	200,925
第三至第五年	**592,589**	745,002	－	29
第五年後	**673**	1,137	－	－
無固定還款期	－	－	**1,790,257**	1,923,050
	1,954,099	2,691,157	**2,322,173**	2,471,442

8 應收賬款、預付款項及按金

本集團對不同業務分部及市場採用既定信貸政策。貿易及其他應收款包括貿易應收款，其賬齡分析如下：

	二〇〇二年 六月三十日 *千港元*	二〇〇一年 十二月三十一日 *千港元*
三十日以下	**218,710**	290,713
三十一日至九十日	**270,262**	223,043
超過九十日	**187,695**	197,067
	676,667	710,823

9 應付賬款及應計費用

應付賬款及應計費用包括貿易應付款，其賬齡分析如下：

	二〇〇二年 六月三十日 *千港元*	二〇〇一年 十二月三十一日 *千港元*
三十日以下	**69,364**	102,539
三十一日至九十日	**77,457**	60,552
超過九十日	**15,722**	17,978
	162,543	181,069

6 每股盈利 *(續)*

每股攤薄盈利是根據股東應佔盈利20,356,000港元(二〇〇一年：53,638,661港元，並已計及可換股債券的權益影響後)及期內已發行普通股加權平均數4,009,989,359股(二〇〇一年：3,947,507,328股)，另加就尚未行使購股權而被視作將予發行的潛在攤薄普通股加權平均數43,975,593股(二〇〇一年：733,682,323股)計算。

由於行使尚未行使的可換股債券將會產生反攤薄影響，所以於計及每股攤薄盈利時並無計及本公司的尚未行使的可換股債券。

7 資本性開支

	商譽	負商譽	開發成本	其他無形資產總值	收費公路及橋樑權益	固定資產
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
截至二〇〇二年六月三十日止六個月						
期初賬面淨值	61,372	(78,535)	6,386	(10,777)	2,272,680	4,143,278
進一步收購附屬公司及聯營公司	7,016	(10,273)	–	(3,257)	–	–
已確認為資產的開發成本	–	–	2,084	2,084	–	–
其他增添	–	–	–	–	–	30,457
出售	–	–	–	–	–	(14,845)
折舊／攤銷開支	(1,344)	104	(318)	(1,558)	(37,873)	(98,757)
期終賬面淨值	67,044	(88,704)	8,152	(13,508)	2,234,807	4,060,133



4 稅項

香港利得稅已按期內估計應課稅溢利以16%（二〇〇一年：16%）的稅率計算。海外利得稅則根據期內估計應課稅溢利按本集團經營業務地區的現行稅率計算。

在綜合損益表內支銷的稅項款額指：

	截至六月三十日止六個月	
	二〇〇二年	二〇〇一年
	千港元	千港元
香港利得稅	**3,660**	6,911
海外稅項		
一本年度	**24,780**	37,250
一以往年度多提準備	**(4,500)**	—
遞延稅項	**665**	917
	24,605	45,078
應佔稅項：		
共同控制實體	**1,059**	—
聯營公司	**6,498**	4,217
	32,162	49,295

5 股息

董事會已議決不宣派二〇〇二年年度的中期股息（二〇〇一年：無）。

6 每股盈利

每股基本盈利是根據股東應佔盈利20,356,000港元（二〇〇一年：46,420,000港元）及期內已發行普通股加權平均數4,009,989,359股（二〇〇一年：3,947,507,328股）計算。

3 經營盈利

	截至六月三十日止六個月	
	二〇〇二年	二〇〇一年
	千港元	*千港元*
經營盈利已計入及扣除下列項目：		
計入		
出售部份共同控制實體的收益	**6,240**	–
扣除		
出售存貨成本	**944,863**	914,517
折舊：		
自置固定資產	**98,519**	106,226
租賃固定資產	**238**	385
收費公路及橋樑之權益攤銷	**37,873**	29,561
開發成本之攤銷	**318**	–
其他投資之攤銷	–	2,081
商譽攤銷	**1,240**	796
出售固定資產之虧損	**1,255**	673
物業發展項目之權益減值撥備	**9,881**	–
被視作出售附屬公司之虧損	**2,261**	10,383



2 分部資料 *(續)*

主要分部報告－業務分部資料 (續)

附註：(續)

約5,014,000,000港元的代價將以下列方式支付，其中(i)2,000,000,000港元以現金支付；(ii)約1,464,000,000港元透過配發及發行本公司股份予越秀企業及／或其代理人方式支付；及(iii)1,550,000,000港元透過出售本公司於China Century Cement International Limited（「水泥業務」）之全部權益、廣州金鵬集團有限公司（「金鵬」）之36.84%實益權益及中科越秀（香港）信息產業發展有限公司（「中科越秀」）之46.7%實益權益，以及轉讓水泥業務、金鵬及中科越秀之股東貸款予越秀企業及／或其代理人，總額約為886,000,000港元。有條件買賣協議之條款乃按公平原則磋商及按一般商業條款釐定。

於二○○二年一月十七日舉行的股東特別大會上，本公司獨立股東已批准出售水泥業務、金鵬及中科越秀。出售事項與本公司的長期策略一致，重新專注於房地產投資及開發業務。

於二○○二年六月三十日，水泥業務的資產賬面值為2,075,000,000港元及其負債為1,999,000,000港元。上文已披露水泥業務的營業額及分部業績。於二○○二年內，水泥業務的經營業務所得的現金流入為74,000,000港元、投資業務的現金流出為16,000,000港元及財務項目的現金流出為99,000,000港元。金鵬及中科越秀的資產及負債的賬面值、營業額及分部業績，以及現金流量報表並不龐大，不足以作獨立披露。

從屬分部報告－地區分部資料

	截至六月三十日止六個月			
	營業額		分部業績	
	二○○二年	二○○一年	二○○二年	二○○一年
	千港元	*千港元*	*千港元*	*千港元*
中國	**1,282,420**	1,430,358	**193,983**	314,022
香港	**260,915**	303,092	**33,463**	51,857
其他	**1,413**	1,310	**(9,579)**	(16)
	1,544,748	1,734,760	**217,867**	365,863
利息收入			**6,911**	15,776
未分配成本			**(16,067)**	(18,998)
經營盈利			**208,711**	362,641

2 分部資料 *(續)*

主要分部報告－業務分部資料

	截至六月三十日止六個月											
							(將終止經營)					
	收費公路業務		房地產		造紙		水泥 *(附註)*		其他業務		本集團	
	二OO二年	二OO一年	二OO二年	二OO一年	二OO二年	二OO一年	二OO二年	二OO一年	二OO二年	二OO一年	二OO二年	二OO一年
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
營業額	**173,883**	214,169	**304,298**	330,249	**539,585**	661,199	**525,058**	527,562	**1,924**	1,581	**1,544,748**	1,734,760
分部業績	**87,166**	127,394	**29,918**	89,818	**35,345**	125,012	**71,020**	31,561	**(5,582)**	(7,922)	**217,867**	365,863
利息收入											**6,911**	15,776
未分配成本											**(16,067)**	(18,998)
財務成本											**(85,973)**	(123,346)
分佔下列公司的												
盈利減(虧損)：												
共同控制實體	**(24,843)**	–	**(59)**	–	**–**	(10,089)	**6,109**	341	**–**	–	**(18,793)**	(9,748)
聯營公司	**68,202**	68,195	**4,972**	(177)	**–**	–	**–**	–	**(11,687)**	(15,227)	**61,487**	52,791
除稅前盈利											**165,432**	282,338
稅項											**(32,162)**	(49,295)
除稅後盈利											**133,270**	233,043
少數股東權益											**(112,914)**	(186,623)
股東應佔盈利											**20,356**	46,420

附註：

於二OO一年十二月十日，本公司及其控權股東越秀企業(集團)有限公司(「越秀企業」)訂立有條件買賣協議，據此(其中包括)本公司同意購買或促使購買，而越秀企業同意出售或促使出售城市建設開發集團(中國)有限公司之全部權益及本公司擁有51%權益之附屬公司盛德發展有限公司之49%權益，總代價約為5,014,000,000港元，但須達成若干條件，方可作實。預期該項交易將於二OO二年年底前完成。



2 分部資料 *(續)*

— 造紙－製造及出售新聞紙及瓦楞紙

— 水泥－製造及出售水泥及預拌混凝土 (將終止經營)

本集團其他業務主要包括高科技業務 (將終止經營) 及投資控股，兩者的規模皆不足以作獨立項目報告。

各項業務之間並無進行買賣活動。

從屬分部報告－地區分部資料

本集團的四項業務範疇主要在香港及中國管理：

中國－房地產、造紙、水泥及收費公路
香港－房地產及水泥
其他－房地產

地區分部之間並無買賣活動。

簡明中期賬目附註

1 編製基準及會計政策

本未經審核綜合簡明中期賬目乃按照香港會計師公會頒佈的香港會計實務準則(「會計準則」)第25號「中期財務申報」而編製。

本簡明中期賬目應與二〇〇一年之年度財務報表一併閱讀。



編製本簡明賬目所採用的會計政策及計算方法與截至二〇〇一年十二月三十一日止年度之年度賬目所採用者一致，惟本集團於採納由香港會計師公會頒佈的下列會計準則後，已更改若干會計政策，該等會計準則於二〇〇二年一月一日或以後開始的會計期間生效：

會計準則第1號(經修訂)	:	財務報表之呈報
會計準則第11號(經修訂)	:	外幣換算
會計準則第15號(經修訂)	:	現金流量表
會計準則第25號(經修訂)	:	中期財務申報
會計準則第33號	:	終止業務
會計準則第34號	:	僱員福利

採納這些新政策對賬目的影響不屬重大。

截至二〇〇一年六月三十日止期間分部資料的若干數據已重新呈列，以符合本期間的呈報方式。

2 分部資料

本集團主要從事發展、經營及管理收費公路及橋樑；發展、出售及管理物業及持有投資物業；製造及出售新聞紙、瓦楞紙、水泥及預拌混凝土。期內營業額及分部業績如下：

主要分部報告－業務分部資料

本集團主要在香港及中國內地(「中國」)經營四項主要業務：

— 收費公路業務－發展、經營及管理收費公路及橋樑

— 房地產－發展、出售及管理物業及持有投資物業

簡明綜合權益變動表

截至二○○二年六月三十日止六個月

未經審核

	股本	股份溢價	資本 贖回儲備	資本儲備	法定儲備	滙兌 波動儲備	保留盈餘	總額
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
於二○○二年一月一日	400,829	4,889,860	1,815	175,985	84,405	(54,909)	1,032,553	6,530,538
發行股份扣除發行費用	212	782	–	–	–	–	–	994
滙兌差額	–	–	–	–	–	(16)	–	(16)
出售有待發展／發展中物業及持有作出售之物業時解除之儲備	–	–	–	(4,543)	–	–	–	(4,543)
於被視作出售附屬公司時解除的儲備	–	–	–	–	(8)	(5)	–	(13)
期內盈利	–	–	–	–	–	–	20,356	20,356
於二○○二年六月三十日	401,041	4,890,642	1,815	171,442	84,397	(54,930)	1,052,909	6,547,316
於二○○一年一月一日，如前呈報	393,762	4,854,723	1,815	–	80,157	(56,824)	1,211,913	6,485,546
採納會計準則第30號之影響	–	–	–	215,511	–	–	(215,511)	–
於二○○一年一月一日，重列	393,762	4,854,723	1,815	215,511	80,157	(56,824)	996,402	6,485,546
發行股份扣除發行費用	6,629	33,381	–	–	–	–	–	40,010
於被視作出售附屬公司時解除的儲備	–	–	–	–	(20)	(23)	–	(43)
期內盈利	–	–	–	–	–	–	46,420	46,420
於二○○一年六月三十日	400,391	4,888,104	1,815	215,511	80,137	(56,847)	1,042,822	6,571,933

簡明綜合現金流量表

截至二○○二年六月三十日止六個月

	未經審核	
	截至六月三十日止六個月	
		重列
	二○○二年	二○○一年
	千港元	*千港元*
經營業務所得的現金流入淨額	**223,541**	354,477
投資業務的現金流出淨額	**(16,045)**	(361,074)
財務項目產生之現金(流出)/流入淨額	**(466,610)**	448,833
現金及現金等價物之(減少)/增加	**(259,114)**	442,236
一月一日之現金及現金等價物	**1,388,462**	1,095,063
六月三十日之現金及現金等價物	**1,129,348**	1,537,299
現金及現金等價物結餘分析:		
銀行結餘及現金	**1,159,882**	1,554,952
銀行透支	**(30,534)**	(17,653)
	1,129,348	1,537,299

	附註	未經審核 二〇〇二年 六月三十日 *千港元*	經審核 二〇〇一年 十二月三十一日 *千港元*
流動資產淨值		**6,376,490**	7,617,393
總資產減流動負債		**15,995,016**	17,330,531
資金來源：			
股本	11	**401,041**	400,829
儲備		**6,146,275**	6,129,709
股東權益		**6,547,316**	6,530,538
少數股東權益		**6,237,894**	6,425,518
非流動負債			
長期借款	10	**3,195,841**	4,361,175
遞延稅項		**13,965**	13,300
		15,995,016	17,330,531

簡明綜合資產負債表

於二〇〇二年六月三十日及二〇〇一年十二月三十一日

	附註	未經審核 二〇〇二年 六月三十日 千港元	經審核 二〇〇一年 十二月三十一日 千港元
收費公路及橋樑權益	7	**2,234,807**	2,272,680
其他無形資產	7	**(13,508)**	(10,777)
固定資產	7	**4,060,133**	4,143,278
共同控制實體權益		**1,319,406**	1,307,158
聯營公司權益		**1,748,339**	1,728,407
投資證券及其他投資		**269,349**	272,392
流動資產			
有待發展／發展中物業		**5,834,320**	5,740,219
持有作出售之物業		**1,252,776**	1,310,486
物業發展項目權益		**81,433**	93,728
存貨		**317,681**	316,807
各方欠款			
－ 有關連公司		**20,536**	29,138
－ 少數股東		**7,797**	6,339
應收賬款、預付款項及按金	8	**1,119,262**	1,129,615
銀行存款		**15,076**	211,570
銀行結餘及現金		**1,159,882**	1,410,515
		9,808,763	10,248,417
流動負債			
應付賬款及應計費用	9	**943,337**	819,352
應付少數股東之款項		**67,416**	104,203
銀行貸款			
－ 有抵押		**325,237**	249,533
－ 無抵押		**899,364**	555,844
銀行透支－無抵押		**30,534**	22,053
長期負債一年內應償還額	10	**1,080,431**	801,424
應付稅項		**60,237**	78,615
應付少數股東之股息		**25,717**	－
		3,432,273	2,631,024

簡明綜合損益表

截至二〇〇二年六月三十日止六個月

	附註	未經審核 截至六月三十日止六個月 二〇〇二年 千港元	 二〇〇一年 千港元
營業額	2	**1,544,748**	1,734,760
銷售成本		**(1,050,430)**	(1,092,819)
毛利		**494,318**	641,941
其他收益		**20,089**	45,767
銷售及分銷開支		**(45,262)**	(38,134)
行政開支		**(266,330)**	(265,214)
其他經營收入／(開支)淨額		**5,896**	(21,719)
經營盈利	3	**208,711**	362,641
財務成本		**(85,973)**	(123,346)
應佔盈利減(虧損)			
共同控制實體		**(18,793)**	(9,748)
聯營公司		**61,487**	52,791
除税前盈利		**165,432**	282,338
税項	4	**(32,162)**	(49,295)
除税後盈利		**133,270**	233,043
少數股東權益		**(112,914)**	(186,623)
股東應佔盈利		**20,356**	46,420
每股盈利	6		
基本		**0.51仙**	1.18仙
全面攤薄		**0.50仙**	1.15仙

由於本集團的主要經營業務所在地位於中國，且大部份收入乃以人民幣結算，故管理層注意到外幣滙兑風險的可能性。作為對沖策略，管理層着重主要以利潤再投入及人民幣借款支付本集團的人民幣投資。外幣資本及債務融資只會被選擇性地用作補充資金。

資本架構

下表概述本集團資本架構組成部份：

	二○○二年 六月三十日 *千港元*	%	二○○一年 十二月三十一日 *千港元*	%
定息貸款				
可換股債券	**450,073**	**4**	450,073	4
浮息貸款				
以人民幣結算	**1,380,584**	**14**	1,505,863	15
以美元結算	**613,438**	**6**	1,155,818	11
以港元結算	**1,184,678**	**12**	834,853	8
總借款	**3,628,773**	**36**	3,946,607	38
股東資金	**6,547,316**	**64**	6,530,538	62
總資本	**10,176,089**	**100**	10,477,145	100
負債比率		**36%**		38%

本集團維持穩健的資本架構，於二○○二年六月三十日的負債比率(按總借款與總資本的百分比計算)為36%，較二○○一年十二月三十一日的38%略為下降，這是因總借款減少所致。

利息保障倍數

按未扣除利息及税項盈利除以利息成本(兩項均就非現金項目作出調整)計算，二○○二年上半年的利息保障倍數為4.7倍，稍為高於二○○一年同期的4.3倍。

僱員

於二○○二年六月三十日，本集團聘用約12,600名僱員，其中約12,000名僱員主要參與本集團收費公路的監督與管理及六間水泥及造紙廠的營運工作。本集團給予員工的薪酬主要根據行內慣例，並提供包括供款公積金及其他員工福利。本集團亦已採納購股權計劃，根據本集團的業績及個別員工之表現而授予購股權。

於二〇〇二年六月三十日，本集團不包括銀行透支的銀行借款(「銀行借款」)及尚未行使的可換股債券分別約為3,178,000,000港元及450,000,000港元(統稱「總借款」)，其中銀行借款709,000,000港元為來自越秀交通。總借款較上年度結算日淨減少318,000,000港元。於二〇〇二年六月三十日，銀行借款其中的43%、19%及38%分別是以人民幣、美元及港元結算。可換股債券以港元結算。

管理層相信，從本集團在香港及中國以外幣注資的附屬公司、聯營公司及共同控制實體穩定產生及／或匯出的人民幣、港元及美元資金流入，足以應付本集團短至中期人民幣、美元及港元借款、財務成本及股息的支付。

總借款的到期日期概述如下表：

	於下列期間內償還				
	一年內	一年至兩年	兩年至五年	超過五年	總計
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
銀行借款	1,973,969	611,469	592,589	673	3,178,700
可換股債券	249,450	200,623	–	–	450,073
總借款	2,223,419	812,092	592,589	673	3,628,773

由於在香港及中國兩地市場籌措的企業貸款慣為短、中期性質，所以銀行借款中約有62%須於一年內償還。管理層深信銀行借款可於到期時獲再融資。可換股債券約55%及45%分別於一年及一年至兩年內贖回。所有可換股債券均由本公司發行。於到期時，未獲分別以每股0.7600港元及0.6168港元的價格轉換為本公司普通股的債券，其本金金額的105%須連同應計利息贖回。

銀行借款中約39%是以(i)本集團的定期存款15,000,000港元，及(ii)本集團的小部份物業投資組合作為抵押。其餘的銀行借款均為無抵押。

財務政策

本集團的整體財務及融資政策着重風險管理及資金流量控制。銀行結存一般存放在香港及中國短期定息銀行存款戶口，資金並無存放在非銀行機構或用作投資證券。本集團將會維繫與香港及中國兩地銀行的平衡關係，藉以利用兩地市場不同資金量的優勢。

中期股息

董事會議決不宣派二〇〇二年的中期股息(二〇〇一年：無)。

現金流量分析

於二〇〇二年上半年，本集團來自經營業務的現金流入淨額為224,000,000港元。同期投資活動的現金流出淨額為16,000,000港元，這主要是由於下文闡釋的資本性開支現金流出及因償還個別銀行貸款而解除若干已質押銀行存款的現金流入所致。同期的融資活動的現金流出淨額為467,000,000港元，這主要是由於淨償還銀行貸款318,000,000港元所致。



於二〇〇二年六月三十日，本集團的現金及現金等價物為1,129,000,000港元，較二〇〇一年十二月三十一日減少259,000,000港元。

資本性開支

於二〇〇二年上半年，本集團的附屬公司越秀交通已產生的資本性開支及投資約為150,500,000港元，其中主要包括(a)收購本集團持有清連公路的非全資附屬公司餘下34%權益的代價結餘約135,600,000港元；及(b)現有其他投資的增加注資14,300,000港元。

於二〇〇二年上半年，本集團亦購置新固定資產如在建中生產設備、廠房機器及工具共30,000,000港元。

資本及其他承擔

於二〇〇二年六月三十日，本集團的資本承擔為879,000,000港元，其中145,000,000港元用作添置其工業業務的固定資產，藉以改良技術；餘額734,000,000港元用作未來數年興建中國及香港的發展中物業。

於二〇〇一年十二月，本集團宣佈收購廣州城建約95%權益及盛德發展有限公司49%權益，總代價約5,000,000,000港元，其中2,000,000,000港元現金代價，將以內部資源及銀行借款支付，本集團最近已獲香港銀團提供一項2,630,000,000港元的五年期銀團貸款，部份用作收購的融資，部份用作償還到期貸款，預期此項收購約於二〇〇二年年底完成。

流動資金及資金來源

本集團維持充裕的財務狀況。於二〇〇二年六月三十日，本集團的銀行結存及現金共約為1,175,000,000港元，其中約59%為人民幣、23%為美元、14%為港元及餘下為其他外幣。



財務回顧

業績分析

本集團在二○○二年上半年的營業額為1,544,748,000港元，較二○○一年同期下降11.0%。

房地產業務的營業額整體下降7.9%至304,298,000港元，原因是本集團在二○○二年上半年出售較多的住宅而並非商舖單位，香港租賃物業市場衰退，亦令主要位於香港的投資物業租金收入減少約11.3%至65,146,000港元。此外，內地競爭日益加劇對本集團新聞紙業務構成影響，令營業額減少18.4%至539,585,000港元。由於出售新豐公路和個別項目的交通流量降低，故本集團收費公路業務的營業額下降18.8%至173,883,000港元。然而，水泥業務因廣東省的建築活動增加，令其表現較佳，儘管香港市場放緩，水泥業務的營業額達525,058,000港元，維持與上年同期相若的水平。

基於上述相類似的原因，總毛利為494,318,000港元，減少23.0%。然而，表現較佳的水泥及預拌混凝土業務，毛利為165,232,000港元，和去年同期水平相若。

總開支包括銷售、分銷、行政開支及其他經營開支，輕微下降約6.0%至合共305,696,000港元，主要是由於推行成本控制。

財務成本因利率調低和淨償還合共317,834,000港元的銀行貸款，大幅下降30.3%至85,973,000港元。

應佔共同控制實體的虧損增加92.8%至18,793,000港元，主要是來自越秀交通的共同控制實體廣州市北二環高速公路(「北二環高速公路」)產生的虧損，北二環高速公路在二○○二年年初始投入運作，交通流量仍未達至其最理想水平。

稅項因除稅前盈利減少而下降34.8%至32,162,000港元。

於二○○二年六月三十日止六個月，本集團錄得股東應佔盈利20,356,000港元，二○○一年同期為46,420,000港元。

每股基本盈利

	截至六月三十日止六個月	
	二○○二年	二○○一年
股東應佔盈利(港元)	**20,356,000**	46,420,000
已發行股份加權平均數	**4,009,989,359**	3,947,507,328
每股基本盈利(仙)	**0.51**	1.18

非常重大收購物業資產

於二〇〇一年十二月，本集團宣佈以約5,000,000,000港元向其控權股東越秀企業(集團)有限公司(「越秀企業」)，收購廣州城建大部份權益及於中國其他若干物業資產的權益。

約5,000,000,000港元的代價較該兩家物業集團應佔之資產淨值總額約8,360,000,000港元折讓40%。本公司將以現金支付2,000,000,000港元、以每股0.68港元向越秀企業發行約2,150,000,000股新股份及向越秀企業出售其水泥、預拌混凝土及高科技項目，作價1,550,000,000港元。

此項交易預期約於本年底完成，並將會大幅增加本集團的土地儲備，項目應佔總建築樓面面積及應佔土地儲備地盤面積分別增加3.5倍及20.3倍至1,670,000平方米及4,190,000平方米，本集團將名列廣州市最大房地產發展商之一。

未來策略及前景

二〇〇二年是本集團資產投資組合調整的一年。

本集團正進入辦理多項收購廣州城建大部份權益法律程序的最後階段。連同建議出售如水泥、預拌混凝土及高科技項目等非核心業務，本集團將會專注廣州市的房地產投資及開發業務。

展望未來，本集團的目標是成為華南地區的主要房地產發展商，而廣州市是中國發展最蓬勃和富庶的城市之一。收費公路業務將繼續提供經常性收入支持房地產業務，而本集團於造紙業務的權益，將透過將廣州造紙廠的A股上市建議，逐步減持。本集團亦正檢討其於香港及澳門餘下房地產項目的發展潛力，以進一步精簡其業務組合。

雖然現時國際環境不甚明朗，本集團相信，中國特別是華南的經濟表現仍會較佳。由於本集團現正轉移其業務目標至廣州房地產項目，上述收購的全面效應將於二〇〇三年體現，所以本集團對其中期發展前景表示樂觀。

新聞紙業務表現理想

由於國際市場紙價處於八年新低，加上中國內地生產的新聞紙產量擴大，所以廣州造紙有限公司(「廣州造紙廠」)面對嚴峻的挑戰。二〇〇二年上半年，廣州造紙廠出售122,931.9噸新聞紙，較上年同期減少8.6%，平均價格亦下降13.7%至每噸人民幣4,330.0元，營業額下降抵銷了銷售成本總額下降約6.9%。

然而，期內廣州造紙廠繼續維持國內生產新聞紙市場最大佔有率，並按銷量計算，仍名列中國首位。展望二〇〇二年下半年，本集團預期市場的競爭仍會持續，並已制訂進一步削減成本及增加銷售為目標的多項措施。



水泥及預拌混凝土業務

於二〇〇二年上半年，本公司與德國海德堡水泥集團成立的合營企業：中國世紀水泥有限公司(「世紀水泥」)，其水泥及預拌混凝土的總銷量分別上升16.7%及16.9%至約1,270,000噸及554,191立方米。由於世紀水泥進軍如深圳市等新市場，以及廣東省擴大建築活動，所以業績表現有所改善。多項基建項目，如廣州新機場、廣州市區第二期地鐵工程和廣珠西高速公路等建築工程經已展開，因而增加水泥和預拌混凝土的需求量。期內，廣州市水泥的價格維持平穩，約為每噸人民幣265.9元，儘管香港水泥市場放緩，但由於在廣東省的銷量增加、加強庫務管理以削減財務成本，以及因推出新環保水泥產品－普通硅酸鹽早強型32.5號水泥，獲得政府退稅返還，故此世紀水泥在二〇〇二年上半年的整體表現大幅改善。本集團預期廣東省水泥市場在下半年仍然強勁。



收費公路業務受一次性因素影響

二〇〇二年對本公司的收費公路附屬公司－越秀交通有限公司(「越秀交通」)是轉型的一年。由於採用較高的攤銷率和出售若干項目的一次性影響，於二〇〇二年上半年，越秀交通錄得股東應佔盈利下降41.3%至77,728,000港元。然而，本集團相信，這些暫時性負面影響很快便會消除。於二〇〇一年出售利潤較少的投資後，本集團正在物色新投資項目如汕頭海灣大橋，以填補收費公路投資組合。加上因日益富裕令中國擁有汽車人數不斷增加，預期在可見將來收費交通流量將會上升。因此，本集團相信在不久將來經營情況亦會好轉。



管理層論述及分析

業務回顧

廣州房地產市場持續擴展

二○○二年上半年，廣州市一手住宅市場持續穩定增長。廣州市市區內八區的總銷量達2,370,000平方米，平均售價約為每平方米人民幣4,968元，兩者同時維持與去年同期相若水平。由於郊區城市化及交通改善，廣州市內近郊地區的交投日漸活躍。連同上述八區，廣州市內十區的總銷量增加8.6%至3,710,000平方米，而平均售價則下降2.5%至每平方米人民幣4,160元，令市區物業承受若干價格壓力。除一手市場交投活躍外，二手市場交投繼續增長，銷量大幅攀升49.0%至1,400,000平方米，價格較二○○一年同期下調11.1%至平均每平方米人民幣3,427元。一手與二手市場的價格差異，反映物業不同的質量。



市場定位和銷售

二○○二年上半年，本集團售出主要為住宅的物業約42,000平方米，較上年同期上升13.0%。營業額因出售較多的住宅而非商舖單位而下降。期內，本集團繼續加強推銷大型項目星匯園，提供如穿梭校巴和超級市場等新配套設施，為物業增值。



本集團的未來市場定位是專注發展廣州市海珠區和天河區的中價和大眾化市場住宅物業，平均售價介乎每平方米人民幣4,000元至人民幣7,000元。二○○二年下半年將會推出的主要項目包括位於珠江新城的星滙園、位於江南西路的潤匯大廈，和位於海珠區的翠城花園第二期，預計總銷售面積為32,000平方米。

由於自置物業的數目處於低水平，且市民日益富裕，所以本集團預期廣州市房地產市場的增長潛力將會繼續龐大，但競爭亦會激烈。本集團現時首要工作是要完成去年底宣佈收購廣州市城市建設開發集團有限公司(「廣州城建」)的大部份權益。此項交易將本集團土地資源大幅增加。有關細節概述於下文「非常重大收購物業資產」。

財務摘要

	截至六月三十日止六個月	
	二〇〇二年	二〇〇一年
	千港元	*千港元*
營業額	**1,544,748**	1,734,760
經營盈利	**208,711**	362,641
應佔盈利減(虧損)		
共同控制實體	**(18,793)**	(9,748)
聯營公司	**61,487**	52,791
股東應佔盈利	**20,356**	46,420
每股基本盈利	**0.51仙**	1.18仙
全面攤薄每股盈利	**0.50仙**	1.15仙
利息保障倍數	**4.7倍**	4.3倍

	二〇〇二年 六月三十日	二〇〇一年 十二月三十一日
	千港元	*千港元*
總資產	**19,427,289**	19,961,555
總負債(包括少數股東權益)	**12,879,973**	13,431,017
股東權益	**6,547,316**	6,530,538
每股淨資產	**1.63港元**	1.63港元
總資本負債比率	**36%**	38%

目錄


GUANGZHOU INVESTMENT COMPANY LIMITED
越秀投資有限公司

2002
中期報告

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Guangzhou Investment Company Limited, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.


越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTIONS

Independent Financial Adviser to the Shareholders of Guangzhou Investment Company Limited



Yu Ming Investment Management Limited

A letter from the board of directors of Guangzhou Investment Company Limited is set out on pages 4 to 13 of this circular. A letter from Yu Ming Investment Management Limited, the independent financial adviser to the shareholders of Guangzhou Investment Company Limited, is set out on pages 14 to 21.

A notice convening an extraordinary general meeting of Guangzhou Investment Company Limited to be held at 1st Floor, South China Hotel, 67-75 Java Road, North Point, Hong Kong on Monday, 25th November, 2002 at 9:30 a.m. is set out on pages 34 and 35. Whether or not you are able to attend the meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon so as to arrive at the share registrar of Guangzhou Investment Company Limited, Abacus Share Registrars Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the meeting (or any adjourned meetings thereof). Completion and return of the form of proxy shall not preclude you from attending and voting in person at the meeting or any adjourned meetings should you decide to do so.

9th November, 2002

CONTENTS

In this circular, the following expressions shall have the meanings set out below unless the context requires otherwise:

"Announcement"	the announcement made by the Company dated 17th October, 2002
"associates"	has the meaning ascribed in the Listing Rules
"Board"	the board of directors of the Company
"Company"	Guangzhou Investment Company Limited, a company incorporated in Hong Kong, the Shares of which are listed on the Stock Exchange and on the SES
"Directors"	the directors of the Company
"EGM"	the extraordinary general meeting of the Company to be convened at 1st Floor, South China Hotel, 67-75 Java Road, North Point, Hong Kong on Monday, 25th November, 2002 at 9:30 a.m. to consider and approve, if thought fit, the Transfer Agreement, the Lease Contract and the Utilities Supply Contract
"GCAL"	Greater China Appraisal Limited, chartered valuation surveyors and registered professional surveyors
"Group"	the Company together with its subsidiaries and associated companies
"GZ Paper"	Guangzhou Paper Limited (廣州造紙有限公司), a Sino-foreign equity joint venture established under the laws of the PRC and an indirect subsidiary of the Company
"GZ Paper Holdings"	Guangzhou Paper Holdings Limited (廣州造紙集團有限公司), formerly known as Guangzhou Paper Mill (廣州造紙廠), a limited liability company established under the laws of the PRC
"GZT"	GZI Transport Limited, a company incorporated in Bermuda and a subsidiary of the Company, the shares of which are listed on the Stock Exchange
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Financial Adviser"	Yu Ming
"Latest Practicable Date"	6th November, 2002, being the latest practicable date prior to the publication of this circular for ascertaining certain information contained herein

"Lease Contract"	the contract dated 17th October, 2002 entered into between GZ Paper Holdings and GZ Paper, pursuant to which GZ Paper Holdings will lease the Leased Properties to GZ Paper
"Leased Properties"	certain land, workshops and ancillary buildings located at No.40, Guangzhi Road, Haizhu District, Guangzhou, the PRC with an approximate aggregate gross floor area of 142,344 sq.m.
"Liabilities"	the liabilities owed by GZ Paper to GZ Paper Holdings, amounting to approximately RMB660 million (approximately HK$623 million)
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China, which for the purposes of this circular, excludes Hong Kong, Macau and Taiwan
"Proposed Transactions"	the transactions contemplated under the Transfer Agreement, the Lease Contract and the Utilities Supply Contract
"SDI Ordinance"	Securities (Disclosure of Interests) Ordinance (Chapter 396 of the Laws of Hong Kong)
"SES"	Singapore Exchange Securities Trading Limited
"Share(s)"	share(s) of HK$0.10 each in the share capital of the Company
"Shareholder(s)"	shareholder(s) of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Transfer Agreement"	the agreement dated 17th October, 2002 entered into between GZ Paper and GZ Paper Holdings, pursuant to which GZ Paper will transfer to GZ Paper Holdings all its rights in the Transfer Assets
"Transfer Assets"	certain workshops and ancillary buildings located at No. 40, Guangzhi Road, Haizhu District, Guangzhou, the PRC with an approximate gross floor area of 198,410 sq.m., plants, machinery and equipment for generating electricity, water and steam of power generation plants, and assets of the supporting services departments and the supply and sales department of GZ Paper which are owned by GZ Paper

"Utilities Supply Contract"	the contract dated 17th October, 2002 entered into between GZ Paper Holdings and GZ Paper, pursuant to which GZ Paper Holdings will provide electricity, water and steam to the premises of GZ Paper at No. 40 Guangzhi Road, Haizhu District, Guangzhou, the PRC (which include the Leased Properties)
"Valuation"	the independent property valuation prepared by GCAL on the market value, as at 31st August, 2002, of all workshops and ancillary buildings of GZ Paper to be transferred to GZ Paper Holdings pursuant to the Transfer Agreement and located at No. 40 Guangzhi Road, Haizhu District, Guangzhou, the PRC
"Valuation Report"	a letter and a valuation certificate prepared by GCAL in relation to the Valuation
"Yu Ming"	Yu Ming Investment Management Limited, an investment adviser registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong)
"Yue Xiu"	Yue Xiu Enterprises (Holdings) Limited, a company incorporated with limited liability in Hong Kong
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC
"sq.m."	square metre(s)
"%"	per cent.

In this circular, for information purpose only, certain amounts in RMB have been translated into HK$ at the rate of HK$1 to RMB1.06. Such translation should not be construed as a representation that the RMB amounts have been, could have been or could be converted into HK$, as the case may be, at this or any other rates at all.



(Incorporated in Hong Kong with limited liability)

Directors
Liu Jinxiang *(Chairman)*
Xie Shuwen
Chen Guangsong
Li Fei
Liang Ningguang
Xiao Boyan
Luo Guoqing
Dong Huiyan
Li Jiaqiang
Shi Jinling
Yin Hui
Wu Yiyue
Wang Hongtao
Wong Chi Keung
Yan Yuk Fung
Yu Lup Fat, Joseph *
Lee Ka Lun *

* *Independent non-executive directors*

Registered office:
24th Floor
Yue Xiu Building
160-174 Lockhart Road
Wanchai
Hong Kong

9th November, 2002

To the Shareholders

Dear Sir or Madam,

Connected Transactions

1. INTRODUCTION

It was announced on 17th October, 2002 that GZ Paper and GZ Paper Holdings entered into the following agreements:

1. the Transfer Agreement, pursuant to which GZ Paper will transfer all its rights in the Transfer Assets to GZ Paper Holdings;

2. the Lease Contract, pursuant to which GZ Paper Holdings will lease the Leased Properties to GZ Paper; and

3. the Utilities Supply Contract, pursuant to which GZ Paper Holdings will supply electricity, water and steam to the premises of GZ Paper at No. 40 Guangzhi Road, Haizhu District, Guangzhou, the PRC (which include the Leased Properties).

GZ Paper, a Sino-foreign equity joint venture in which the Company indirectly has 51% equity interest and GZ Paper Holdings has 49% equity interest, is mainly engaged in the pulp and paper manufacturing business in the PRC. GZ Paper Holdings is mainly engaged in the pulp and paper manufacturing business in the PRC. The Transfer Agreement therefore constitutes a connected transaction of the Company under the Listing Rules, while transactions under the Lease Contract and the Utilities Supply Contract respectively constitute continuing connected transactions of the Company, and all of them are subject to approval of the Shareholders at the EGM pursuant to the Listing Rules. No Shareholder is required to abstain from voting as the only connected person in relation to the Transfer Agreement, the Lease Contract and the Utilities Supply Contract is GZ Paper Holdings which does not (on its own or in the hands of its associates) have any shareholding in the Company.

Yu Ming has been appointed as the Independent Financial Adviser to advise the Shareholders on whether the terms of the Transfer Agreement, the Lease Contract and the Utilities Supply Contract as a whole are fair and reasonable so far as the Shareholders are concerned and whether the Proposed Transactions are in the interest of the Shareholders.

The purpose of this circular is to provide the Shareholders with further information in relation to, among other things, the Transfer Agreement, the Lease Contract, the Utilities Supply Contract and the Proposed Transactions, for the purpose of voting on the resolutions set out in the notice of the EGM on pages 34 and 35 of this circular. A copy of the letter from the Independent Financial Adviser containing its advice to the Shareholders as to whether the terms of the Transfer Agreement, the Lease Contract and the Utilities Supply Contract as a whole are fair and reasonable so far as the Shareholders are concerned and whether the Proposed Transactions are in the interest of the Shareholders is set out on pages 14 to 21 of this circular.

2. THE PROPOSED TRANSACTIONS

THE TRANSFER AGREEMENT

Parties:

Transferor : GZ Paper

Transferee : GZ Paper Holdings

Assets to be transferred:

Pursuant to the Transfer Agreement, the Transfer Assets will be transferred from GZ Paper to GZ Paper Holdings free from encumbrances, subject to certain conditions to be described below.

Upon completion of the transfer of the Transfer Assets, the respective labour contracts between GZ Paper and the employees related to the Transfer Assets will be terminated while new labour contracts will be entered into between those employees and GZ Paper Holdings in accordance with the relevant PRC laws and regulations.

Consideration:

The consideration for transfer of the Transfer Assets amounts to approximately RMB660 million (approximately HK$623 million) which will be satisfied by full and final discharge of the Liabilities. The Directors consider that the consideration is fair and reasonable so far as the Company and the Shareholders as a whole are concerned as it represents a premium of approximately 1.5% over the unaudited book value of the Transfer Assets of approximately RMB650.4 million (approximately HK$613.6 million) as at 31st August, 2002.

Conditions precedent:

The Transfer Agreement is conditional on the following conditions being fulfilled:

1. the Shareholders having passed resolutions approving the Transfer Agreement, the Lease Contract and the Utilities Supply Contract; and

2. if required, the Company having received the consent of its creditors to the performance of the Transfer Agreement.

The consent of the Company's creditors, including two bank syndicates, is expected to be obtained by 30th November, 2002.

THE LEASE CONTRACT

Parties:

Lessor : GZ Paper Holdings
Lessee : GZ Paper

Leased Properties:

Pursuant to the Lease Contract, the Leased Properties will be leased by GZ Paper Holdings to GZ Paper, subject to certain conditions to be described below, for its pulp and paper manufacturing business. These workshops and buildings comprise all the workshops and buildings (except the workshops and buildings located at the power generation plants) of the Transfer Assets.

Rental:

Approximately RMB1.446 million (approximately HK$1.364 million) per month, which was agreed between the parties at arm's length based on standard rental fees set by the Guangzhou Municipal People's Government for similar premises in the area after taking into account the market rental for similar premises in the area. In the event of adjustment of standard rental fees, land use taxes and fees by the Guangzhou Municipal People's Government, the rental fee may be adjusted in accordance with the relevant regulations. Adjustments to the rental fee, however, may not exceed 5% of the previous year's rental. The 5% cap was fixed with reference to the historical figures of adjustments to those fees made by the Guangzhou Municipal People's Government in the past 3 years.

Term:

20 years from the date on which the conditions precedent to the Lease Contract are fully satisfied.

Use:

The Leased Properties shall be used by GZ Paper in its pulp and paper manufacturing business.

GZ Paper may not without the prior written consent of GZ Paper Holdings transfer, sublet or charge the Leased Properties.

Conditions precedent:

The Lease Contract is conditional on the following conditions being fulfilled:

1. the Shareholders having approved the Lease Contract;

2. if required, the Company having received the consent of its creditors to the performance of the Lease Contract; and

3. all the conditions under the Transfer Agreement being fulfilled.

The consent of the Company's creditors, including two bank syndicates, is expected to be obtained by 30th November, 2002.

THE UTILITIES SUPPLY CONTRACT

Parties:

Supplier : GZ Paper Holdings
User : GZ Paper

Utilities supplied:

Pursuant to the Utilities Supply Contract, electricity, water and steam will be supplied to GZ Paper by GZ Paper Holdings, subject to certain conditions to be described below, on 24-hour continual basis to the premises of GZ Paper at No. 40, Guangzhi Road, Haizhu District, Guangzhou, the PRC (which include the Leased Properties). Such electricity, water and steam, to be consumed by GZ Paper for its pulp and paper manufacturing business, will be generated by part of the Transfer Assets being transferred to GZ Holdings by GZ Paper.

Fees:

The annual fees shall be agreed in advance between the parties in writing in respect of each year during the term of the Utilities Supply Contract, the percentage of adjustment of unit rates shall not

exceed the percentage of adjustment of the market price and, subject to the special adjustments mentioned below, shall not exceed 10% of the unit rates for the previous year. In the event of special adjustments made by the Guangzhou Municipal People's Government of fees for the supply of electricity, water and steam, adjustments to fees payable under the Utilities Supply Contract shall be made in accordance with the relevant requirements.

The annual fees for the first year of supply is estimated to be approximately RMB218.099 million based on the consumption of the utilities by GZ Paper in the preceding year and the unit rates set for the first year as stated below. Such unit rates are determined by reference to the applicable regulations of the Guangzhou Municipal People's Government after taking into account the production cost or the market price for provision of such utilities on an industrial basis.

Unit rates for the first year of supply for such utilities are set out as follows:

Utility	Unit Rate for First Year
Electricity	RMB0.358 per kilowatt hour
Turbid water	RMB0.12 per cubic metre
Clean water	RMB0.445 per cubic metre
Chemically treated water	RMB5.1 per cubic metre
Steam	RMB29.1 per giga-joule

Term:

20 years from the date on which the conditions precedent to the Utilities Supply Contract are fully satisfied.

Conditions precedent:

The Utilities Supply Contract is conditional on the following conditions being fulfilled:

1. the Shareholders having approved the Utilities Supply Contract;

2. if required, the Company having received the consent of its creditors to the performance of the Utilities Supply Contract; and

3. all the conditions under the Transfer Agreement being fulfilled.

The consent of the Company's creditors, including two bank syndicates, is expected to be obtained by 30th November, 2002.

3. REASONS FOR ENTERING INTO THE PROPOSED TRANSACTIONS

In order to increase its competitiveness, GZ Paper is in the process of undergoing a corporate restructuring to restructure its assets and liabilities, of which the transactions described in this circular form part. The Transfer Agreement will reduce the net liabilities and improve the total borrowings to total assets ratio of GZ Paper, while entry into the Lease Contract and the Utilities Supply Contract ensures that operations of GZ Paper's pulp and paper business will remain unaffected after transfer of the Transfer Assets. The Directors believe that the transactions will be beneficial to the long-term development of GZ Paper as well as increase its attractiveness in any future fund-raising exercises, including from debt and capital markets. However, certain conditions have to be fulfilled prior to the completion of such corporate restructuring and fund-raising exercises in accordance with the relevant rules and regulations of the PRC and such corporate restructuring and fund-raising exercises may or may not be completed.

The Directors consider that the terms of the Transfer Agreement, the Lease Contract and the Utilities Supply Contract as a whole are fair and reasonable to the Shareholders and the Prosposed Transactions are in the interest of the Shareholders. As GZ Paper is an indirect subsidiary of the Company, the net liabilities of the Group will also be reduced and its total borrowings to total assets ratio improved.

Presently, the Group is principally engaged in (i) property investment and development; (ii) manufacture and sale of pulp and paper (mainly through GZ Paper); (iii) manufacture and sale of cement and ready-mixed concrete; and (iv) operation of toll highways, expressways and bridges.

4. CONNECTED TRANSACTION AND CONTINUING CONNECTED TRANSACTIONS

GZ Paper, a Sino-foreign equity joint venture in which the Company indirectly has 51% equity interest and GZ Paper Holdings has 49% equity interest, is mainly engaged in the pulp and paper manufacturing business in the PRC. GZ Paper Holdings is mainly engaged in the pulp and paper manufacturing business in the PRC. The Transfer Agreement therefore constitutes a connected transaction of the Company under the Listing Rules as it was entered into between a subsidiary of the Company and a substantial shareholder of that subsidiary. Accordingly, the Transfer Agreement is subject to approval of the Shareholders at the EGM pursuant to the Listing Rules. No Shareholder is required to abstain from voting as the only connected person in relation to the Transfer Agreement is GZ Paper Holdings which does not (on its own or in the hands of its associates) have any shareholding in the Company.

Entered into between the same parties as the Transfer Agreement, transactions under the Lease Contract and the Utilities Supply Contract will for the duration of their terms constitute continuing connected transactions of the Company under the Listing Rules and are subject to approval of the Shareholders at the EGM pursuant to the Listing Rules. No Shareholder is required to abstain from voting as the only connected person in relation to the Lease Contract and the Utilities Supply Contract is GZ Paper Holdings which does not (on its own or in the hands of its associates) have any shareholding in the Company.

Application has been made on behalf of the Company to the Stock Exchange for waiver from strict compliance with Rule 14.26 of the Listing Rules on the ground that transactions under the Lease Contract and the Utilities Supply Contract will take place on a continuing basis and it is onerous to issue a press announcement and convene a shareholders' meeting in relation to them on each occasion they arise. If granted, the waiver is expected to be valid until 31st December, 2004 and subject to the following conditions:

(a) the transactions shall be:

(i) entered into by GZ Paper in the ordinary and usual course of its business;

(ii) conducted either (A) on normal commercial terms (which expression will be applied by reference to transactions of a similar nature and to be made by similar entities) or (B) (where there is no available comparison) on terms that are fair and reasonable so far as the Shareholders are concerned; and

(iii) entered into in accordance with the terms of the Lease Contract and the Utilities Supply Contract;

(b) the aggregate amount of the transactions under the Lease Contract and the Utilities Supply Contract for each financial year of the Company shall not exceed RMB319.13 million (approximately HK$301.07 million);

(c) the independent non-executive Directors shall review the transactions annually and confirm in the Company's next annual report that they were conducted in the manner as stated in paragraphs (a) and (b) above;

(d) the Company's auditors shall review the transactions annually and confirm in a letter (the "Letter") to the Directors (a copy of which shall be provided to the Listing Division of the Stock Exchange) stating whether:

(i) the transactions have received the approval of the Board;

(ii) the transactions have been entered into in accordance with the terms of the Lease Contract and the Utilities Supply Contract; and

(iii) the cap amount has been exceeded;

and where, for whatever reason, the auditors decline to accept the engagement or are unable to provide the Letter, the Directors shall contact the Listing Division of the Stock Exchange immediately;

(e) details of the transactions in each financial year shall be disclosed as required under Rule 14.25(1) (A) to (D) of the Listing Rules in the annual report of the Company for the relevant financial year together with a statement of the opinion of the independent non-executive Directors referred to in paragraph (c) above;

(f) GZ Paper shall provide to the Stock Exchange an undertaking that, for so long as the Company's shares are listed on the Stock Exchange, it will provide the Company's auditors with full access to its relevant records for the purpose of the auditors' review of the transactions referred to in paragraph (d) above; and

(g) in the event of any future amendments to the Listing Rules imposing more stringent requirements than those applicable as at the date of the Announcement on transactions of the kind to which the transactions under the Lease Contract and the Utilities Supply Contract belong, the Company must take immediate steps to ensure compliance with such requirements within a reasonable time.

The cap amount stated in paragraph (b) above has been determined with reference to (i) the annual fees payable by GZ Paper for the first year of the term of the Lease Contract and the Utilities Supply Contract based on standard fee rates set by the Guangzhou Municipal People's Government after taking into account market prices for similar premises and utilities or the cost of production for such utilities; (ii) adjustments which may be made in accordance with the market price pursuant to the Utilities Supply Contract; (iii) adjustments which may be made in accordance with the requirements of the Guangzhou Municipal People's Government pursuant to the Lease Contract and the Utilities Supply Contract; (iv) GZ Paper's estimate of its production volume for the coming three years ending 31st December, 2004; and based on the assumption that there will be no reduction in the annual fees.

The aggregate cap amount referred to in paragraph (b) above is calculated as follows:

(a) **Based on the Lease Contract:**

annual rent for the first year	:	approximately RMB17.352 million (i.e. RMB1.446 million x 12 months)
assumed increase of 5% of previous year's annual rent for the second and the third year	:	RMB17.352 million x 1.05 x 1.05 = approximately RMB19.13 million

(b) **Based on the Utilities Supply Contract:**

annual fees for the first year	:	approximately RMB218.099 million
assumed increase of 10% of previous year's annual fees for the second and the third year	:	RMB218.099 million x 1.1 x 1.1 = approximately RMB263.9 million
margin of approximately 14% to take into account special adjustments made by the Guangzhou Municipal People's Government and the estimate of production volume of GZ Paper for the second and the third year	:	RMB263.9 million x 1.14 = approximately RMB300 million

Based on the above calculations, the aggregate cap amount of the transactions under the Lease Contract and the Utilities Supply Contract for each financial year of the Company is RMB319.13 million (i.e. RMB19.13 million + RMB300 million) (approximately HK$301.07 million).

The waiver from strict compliance with Rule 14.26 of the Listing Rules (if granted) and the applicable cap amount are expected to be valid until 31st December, 2004, and further application will be made by the Company for further waiver to the Stock Exchange. If the cap amount is at any time exceeded during the validity period aforesaid, or if the terms of the Lease Contract or the Utilities Supply Contract are altered, or if GZ Paper enters into new arrangements or agreements with GZ Paper Holdings or any other connected persons during the validity of the waiver (if granted), or if the transactions pursuant to the Lease Contract and/or the Utilities Supply Contract continue after expiry of the waiver (if granted), the Company will comply with the provisions of Chapter 14 of the Listing Rules governing connected transactions unless it applies for and obtains a separate waiver from the Stock Exchange.

5. EGM

There is set out on pages 34 and 35 of this circular a notice convening the EGM to be held at 1st Floor, South China Hotel, 67-75 Java Road, North Point, Hong Kong on Monday, 25th November, 2002 at 9:30 a.m. at which ordinary resolutions will be proposed to approve:

- the Transfer Agreement;
- the Lease Contract; and
- the Utilities Supply Contract.

A form of proxy for use at the EGM is enclosed. Whether or not you (as a Shareholder) are able to attend the EGM in person, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon to the Company's share registrar, Abacus Share Registrars Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong as soon as possible but in any event not later than 48 hours before the time appointed for the holding of the EGM or any adjourned meetings thereof. Completion of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjourned meetings thereof should you so wish.

6. ADVICE

The Directors consider that the terms of the Transfer Agreement, the Lease Contract and the Utilities Supply Contract as a whole are fair and reasonable so far as the Shareholders are concerned and the Proposed Transactions are in the interest of the Shareholders. Accordingly, the Directors recommend the Shareholders to vote in favour of the ordinary resolutions relating to the Transfer Agreement, the Lease Contract and the Utilities Supply Contract.

You will receive separate advice from the Independent Financial Adviser regarding the terms of the Transfer Agreement, the Lease Contract and the Utilities Supply Contract and the Proposed Transactions. The letter from the Independent Financial Adviser can be found on pages 14 to 21 of this circular.

7. ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in this circular, including the letter from the Independent Financial Adviser, the Valuation Report and the notice of the EGM.

By order of the Board
Liu Jinxiang
Chairman


YU MING INVESTMENT MANAGEMENT LIMITED
禹銘投資管理有限公司

9th November, 2002

Guangzhou Investment Company Limited
24th Floor, Yue Xiu Building
160-174 Lockhart Road
Wanchai
Hong Kong

To the Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTION AND CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

We have been appointed to advise the Shareholders in respect of the Transfer Agreement, the Lease Contract and the Utilities Supply Contract, details of which are set out in the Letter from the Board contained in the circular to the Shareholders dated 9th November, 2002 (the "Circular"), of which this letter forms part. Terms used in this letter shall have the same meanings as defined in the Circular unless the context otherwise requires.

In formulating our opinion, we have relied on the statements, information, opinions and representations contained in the Circular and the information, representations and opinions provided to us by the Directors. We have assumed that all statements, information, opinions and representations contained or referred to in the Circular and all information, representations and opinions which have been provided by the Directors for which they are solely responsible are, to the best of their knowledge, true and accurate at the time they were made and continue to be so on the date of this letter.

We consider that we have been provided with sufficient information on which to form a reasonable basis for our opinion. We have no reason to suspect that any relevant information has been withheld, nor are we aware of any fact or circumstance which would render the information provided and the representations and opinions made to us untrue, inaccurate or misleading. Having made all reasonable enquiries, the Directors have further confirmed that, to the best of their knowledge, they believe there are no other facts or representations the omission of which would make any statement in the Circular, including this letter, misleading. We have not, however, carried out any independent verification of the information provided by the Directors, nor have we conducted an independent investigation into the business and affairs of the Group or GZ Paper.

PRINCIPAL FACTORS AND REASONS CONSIDERED

The Proposed Transactions

The transactions contemplated under the Transfer Agreement, the Lease Contract and the Utilities Supply Contract are in effect the sale of the Transfer Assets and the lease back of the Leased Properties which (except the land use rights) form part of the Transfer Assets, and the obtaining of utilities produced by the other parts of the Transfer Assets by GZ Paper. The consideration for the Transfer Assets will be satisfied by full and final discharge of the Liabilities owed by GZ Paper to GZ Paper Holdings, reducing the total debts of GZ Paper.

The Transfer Agreement

On 17th October, 2002, GZ Paper entered into the Transfer Agreement with GZ Paper Holdings, pursuant to which GZ Paper will, subject to satisfaction of certain conditions precedent, transfer all its rights in the Transfer Assets to GZ Paper Holdings in full and final discharge of the Liabilities.

a. *Reasons*

The Transfer Agreement is part of the corporate restructuring exercise of GZ Paper which the Directors believe will be beneficial to the long-term development of GZ Paper as well as increase GZ Paper's attractiveness in any future fund-raising exercises, including from debt and capital markets because the balance sheet of GZ Paper would be strengthened as a result of reduced total liabilities and improved total borrowings to total assets ratio.

Based on the unaudited management accounts of GZ Paper as at 30th June, 2002, the total borrowings to total assets ratio was approximately 42.6%. Assuming that the Transfer Agreement is completed, the pro forma total borrowings to total assets ratio would drop to approximately 25.2%. As GZ Paper is an indirect subsidiary of the Company, the Liabilities will in turn be eliminated from the consolidated accounts of the Company.

b. *Consideration*

The consideration for the Transfer Assets will be satisfied by full and final discharge of the Liabilities owed by GZ Paper to GZ Paper Holdings, which was determined after arm's length negotiations between GZ Paper and GZ Paper Holdings.

Since the consideration in the amount of approximately RMB660 million represents a premium of approximately 4.15% to the adjusted book value of the Transfer Assets of approximately RMB633.8 million (which is determined based on the unaudited book value of the Transfer Assets as at 31st August, 2002 of approximately RMB650.4 million after adjustment for the Valuation), GZ Paper could dispose of the Transfer Assets at a premium to the adjusted book value. Therefore, we concur with the Directors that the consideration for the Transfer Assets is fair and reasonable so far as the interest of the Shareholders are concerned.

Having considered the above, we are of the opinion that the terms of the Transfer Agreement are fair and reasonable so far as the interest of the Shareholders are concerned.

The Lease Contract

On 17th October, 2002, GZ Paper entered into the Lease Contract with GZ Paper Holdings pursuant to which, subject to, inter alia, completion of the Transfer Agreement, GZ Paper will lease the Leased Properties from GZ Paper Holdings for a monthly rental of approximately RMB1.446 million, subject to adjustment, for a term of 20 years.

a. *Reasons*

The Leased Properties are occupied by GZ Paper for its pulp and paper manufacturing business. The Leased Properties (except the land use rights) form part of the Transfer Assets which will be transferred to GZ Paper Holdings pursuant to the Transfer Agreement. The Lease Contract is part of the corporate restructuring exercise of GZ Paper to nullify any effect of the Transfer Agreement on the continual operation of the principal business of GZ Paper after completion of the Transfer Agreement.

b. *Terms*

i. Rental

The rental was agreed between the parties at arm's length based on standard rental fees set by the Guangzhou Municipal People's Government for similar premises in the area after taking into account the market rental for similar premises in the area. According to the professional opinion of GCAL, the rental under the Lease Contract is within the market range.

ii. Adjustment of rental

The rental would be adjusted in accordance with the relevant regulations as a result of changes in the standard rental fees, land use taxes and fees charged by the Guangzhou Municipal People's Government, subject to a maximum adjustment of 5% from the previous year. Since the adjustment applies to both decrement and increment, we consider that the adjustment mechanism is fair and reasonable.

iii. Term

The term of the joint venture agreement dated 30th August, 1993 (and amended on 20th February, 1998) between a wholly-owned subsidiary of the Company (which holds 51% of GZ Paper) and GZ Paper Holdings (which holds 49% of GZ Paper) in respect of the formation and operation of GZ Paper will expire in September 2023. Therefore, the term of the Lease Contract which is expected to expire in November 2022 almost coincides with the term of the joint venture agreement.

Having considered the above, we are of the opinion that the terms of the Lease Contract are fair and reasonable so far as the interest of the Shareholders are concerned.

The Utilities Supply Contract

On 17th October, 2002, GZ Paper entered into the Utilities Supply Contract with GZ Paper Holdings pursuant to which, subject to, inter alia, completion of the Transfer Agreement, GZ Paper Holdings will supply electricity, water and steam to GZ Paper for a term of 20 years.

a. *Reasons*

The Transfer Assets include certain machinery for the production of electricity, water and steam used by GZ Paper for its pulp and paper manufacturing business. The Utilities Supply Contract is part of the corporate restructuring exercise of GZ Paper to nullify any effect of the Transfer Agreement on the continual operation of the principal business of GZ Paper after completion of the Transfer Agreement.

b. *Terms*

i. Unit rates for the first year

The unit rates for the first year were determined by reference to the applicable regulations of the Guangzhou Municipal People's Government after taking into account the production cost or the market price for provision of such utilities on an industrial basis. According to information provided by GZ Paper, based on the estimated consumption for the year ending 31st December, 2002, the overall charges for the utilities are set at a margin of 1.09% above its current total production costs. The unit rate for each of electricity, clean water and steam is no higher than the price obtainable by GZ Paper from third parties on the market. Turbid water and chemically treated water are not obtainable from the market and therefore no market price is available for comparison. Since the estimated fee for turbid water and chemically treated water represents less than 0.4% of the estimated total fee payable by GZ Paper for all the utilities for the year ending 31st December, 2002, and given the slight margin of the overall charges above the current total production cost, we are of the view that the absence of comparable market price for turbid water and chemically treated water would not affect the fairness and reasonableness of the overall charges.

ii. Adjustment of per unit charge

The annual fees shall be agreed in advance between GZ Paper and GZ Paper Holdings in writing in respect of each year during the term of the Utilities Supply Contract. The percentage of adjustment of unit rates shall not exceed the percentage of adjustment of the market price and, subject to the special adjustments mentioned below, shall not exceed 10% of the unit rates for the previous year. In the event of special adjustments made by the

Guangzhou Municipal People's Government of fees for the supply of electricity, water and steam, adjustments to fees payable under the Utilities Supply Contract shall be made in accordance with the relevant requirements. Since the adjustment applies to both decrement and increment, we consider that the adjustment mechanism is fair and reasonable.

iii. Term

The term of the Utilities Supply Contract which is expected to expire in November 2022 almost coincides with the term of the joint venture agreement between a wholly-owned subsidiary of the Company and GZ Paper Holdings in respect of GZ Paper expiring in September 2023.

iv. Alternatives

The Utilities Supply Contract provides that GZ Paper can obtain supply of all utilities from third parties if supply from GZ Paper Holdings is suspended. This ensures continual supply of electricity, water and steam for the manufacture of pulp and paper by GZ Paper.

According to the Company, GZ Paper can obtain supply of electricity, clean water and steam from third parties on the market, but turbid water and chemically treated water are not obtainable from the market. So operation of GZ Paper would be temporarily interrupted if supply from GZ Paper Holdings is suspended and no alternative is available on the market at that time. However, GZ Paper would face the same problem if the corporate restructuring does not proceed and GZ Paper continues to produce the utilities itself. Therefore, we are of the opinion that the Utilities Supply Contract would not increase the risk encountered by GZ Paper in this respect.

Having considered the above, we are of the opinion that the terms of the Utilities Supply Contract are fair and reasonable so far as the interest of the Shareholders are concerned.

Waiver for Continuing Connected Transactions

As stated in the Letter from the Board set out in the Circular, since GZ Paper Holdings, being a substantial shareholder of GZ Paper which is a subsidiary of the Company, is a connected person of the Company as defined under the Listing Rules, the Lease Contract and the Utilities Supply Contract would constitute continuing connected transactions for the Company and would require full disclosure and prior approval by the Shareholders. Application has been made on behalf of the Company for a waiver from strict compliance with the relevant requirements set out in Chapter 14 of the Listing Rules on the conditions set out in the paragraph headed "Connected Transaction and Continuing Connected Transactions" in the Letter from the Board in the Circular.

Assuming that GZ Paper Holdings had been leasing the Leased Properties to GZ Paper since 1st January, 2002, the rental payable by GZ Paper under the Lease Contract for the year ending 31st December, 2002 is approximately RMB17.4 million. Based on the estimated consumption of utilities

by GZ Paper and the unit rates for the first year and assuming that GZ Paper Holdings had been providing such utilities to GZ Paper since 1st January, 2002, the aggregate fees payable by GZ Paper under the Utilities Supply Contract for the year ending 31st December, 2002 is estimated to be approximately RMB218.1 million. The aggregate amount payable by GZ Paper under the Lease Contract and the Utilities Supply Contract for the year ending 31st December, 2002 would be approximately RMB235.5 million.

The waiver in respect of the Lease Contract and the Utilities Supply Contract is sought for so long as the aggregate amount of the transactions under the contracts for each financial year of the Company is not more than RMB319.13 million. The cap is to provide an allowance against any adjustment in the fees or rental in accordance with the terms of the contracts and the consumption of utilities as a result of changes in the pulp and paper production volume by GZ Paper. Given that we consider the adjustment mechanisms are fair and reasonable for reasons set out above, we are of the view that the allowance of approximately RMB83.63 million is fair and reasonable.

Financial Impacts on GZ Paper

a. *Net Tangible Assets*

The unaudited consolidated net tangible assets of GZ Paper as at 30th June, 2002 was approximately RMB1,036.4 million.

Based on the unaudited consolidated net tangible assets of GZ Paper as at 30th June, 2002 after adjustment for the transactions contemplated under the Transfer Agreement as if the Transfer Agreement had been completed on 30th June, 2002, the pro forma consolidated net tangible assets of GZ Paper would be approximately RMB1,036.3 million, representing a decrease of approximately 0.01%. We consider that the reduction is insignificant.

In fact, before completion of the Transfer Agreement, the net book value of the Transfer Assets will keep on decreasing as a result of depreciation while the book value of the Liabilities would remain unchanged. As at 31st August, 2002, the net book value of the Transfer Assets was approximately RMB650.4 million and the book value of the Liabilities remained at approximately RMB660 million. Therefore, completion of the Transfer Agreement, if taken place on 31st August, 2002, would have a positive impact of approximately RMB9.6 million on the net tangible assets of GZ Paper, which will increase with the further lapse of time as a result of increasing accumulated depreciation.

b. *Profit and Loss*

The unaudited net profit of GZ Paper for the six months ended 30th June, 2002 was approximately RMB50.8 million.

Based on the unaudited net profit of GZ Paper for the six months ended 30th June, 2002 after adjustment for the transactions contemplated under the Transfer Agreement, the Lease

Contract and the Utilities Supply Contract as if such agreements had been completed on 1st January, 2002, the adjusted net profit of GZ Paper would be approximately RMB50.7 million, representing a decrease of approximately 0.16%. We consider that the reduction is insignificant.

The rental for the Leased Properties would be subject to adjustments as mentioned above. A 5% (the maximum annual adjustment allowable under the Lease Contract) reduction in the rental after the first year would decrease the annual rental by RMB867,500 (equivalent to approximately HK$818,397), representing approximately 0.86% of the annualized adjusted net profit of GZ Paper. A 5% increase in the rental after the first year would increase the annual rental by the same magnitude. Given the size of the adjustment and that the adjustment mechanism applies to both decrement and increment, we are of the opinion that the effect on profit and loss would be insignificant.

Although the unit rates for the utilities would be subject to adjustments as mentioned above, we are of the opinion that the effect on profit and loss would be neutral for the following reasons:

i. Any changes in market price and special adjustments made by the Guangzhou Municipal People's Government of fees for the supply of electricity, water and steam would change the production cost of GZ Paper correspondingly if the corporate restructuring does not proceed and GZ Paper continues to produce the utilities itself.

ii. The adjustment mechanism applies to both decrement and increment.

c. *Working Capital*

Since GZ Paper will no longer have to repay the Liabilities or make new investment to keep the production capacity of electricity, water and steam in pace with its increasing consumption to cope with any increase in business, the working capital requirement in these respects would be reduced accordingly.

While the effect on the net tangible assets and working capital of GZ Paper is positive and the effect on the profit of GZ Paper is almost neutral, taking into account a reduction of more than RMB660 million liabilities and the significant improvement in total borrowings to total assets ratio and an increase in GZ Paper's attractiveness in any future fund-raising exercises from the debt and capital markets, we are of the opinion that the entering into of the Transfer Agreement, the Lease Contract and the Utilities Supply Contract as a whole are in the interest of the Shareholders.

RECOMMENDATION

The transactions contemplated under the Transfer Agreement, the Lease Contract and the Utilities Supply Contract constitute connected transactions for the Company because GZ Paper Holdings is a substantial shareholder of GZ Paper which is a subsidiary of the Company. Other than this, GZ Paper Holdings and the Company have no other connections. Therefore, we have no reason to suspect that the terms were not negotiated between the parties on an arm's length basis.

Having taken into account the information and representations provided to us and the above principal factors, we are of the opinion that the terms of the Transfer Agreement, the Lease Contract and the Utilities Supply Contract as a whole are fair and reasonable so far as the Shareholders are concerned and the transactions contemplated thereunder are in the interest of the Shareholders. Accordingly, we recommend Shareholders to vote in favour of the resolutions to approve the Transfer Agreement, the Lease Contract, the Utilities Supply Contract and the transactions contemplated thereunder.

Yours faithfully,
For and on behalf of
YU MING INVESTMENT MANAGEMENT LIMITED
Warren Lee
Director

GREATER CHINA APPRAISAL LIMITED
漢 華 評 值 有 限 公 司

Room 2407
Shui On Centre
6-8 Harbour Road
Wanchai
Hong Kong

9th November, 2002

The Directors
Guangzhou Investment Company Limited
24th Floor
Yue Xiu Building
160-174 Lockhart Road
Wanchai
Hong Kong

Dear Sirs,

In accordance with the instructions from Guangzhou Investment Company Limited (referred to as "the Company") to value certain buildings and structures (referred to as "the Buildings") of Guangzhou Paper Limited (referred to as "GZ Paper") at No. 40 Guangzhi Road, Haizhu District, Guangzhou, Guangdong Province, the People's Republic of China (the "PRC"), we confirm that we have carried out inspection, made relevant enquiry and obtained such further information as we consider necessary for the purposes of providing you with our opinion of the capital value of the property as at 31st August, 2002 (the "valuation date").

BASIS OF VALUATION

The valuation is based on the depreciated replacement cost of the Buildings which is defined as the gross replacement cost of the Buildings, from which appropriate deductions may then be made to allow for the age, condition, economic and functional obsolescence and environmental factors etc. All of these might result in the existing Buildings being worth less to the undertaking in occupation than would a new replacement.

Gross replacement cost is defined as the estimated amount required to replace an asset at one time with a modern new one using the most current technology and materials that will duplicate the production capacity and utility of the existing asset at current market prices for materials, labours, and manufactured equipment contractors'overhead and profit, and fees, but without provision for overtime, bonuses for labour, or premiums for material or equipment.

Physical deterioration is the loss in value resulting from wear and tear in operation and exposure to the elements.

Functional obsolescence is the loss in value caused by conditions within the assets such as changes in design, materials, or process that result in inadequacy, overcapacity, lack of utility, or excess operating costs.

Economic/external obsolescence is an incurable loss in value caused by unfavourable conditions external to the asset such as the local economy, economics of the industry, availability of financing, encroachment of objectionable enterprises, loss of material and labour sources, lack of efficient transportation, shifting of business centers, passage of new legislation, and changes in ordinances.

In this report, we have valued the property interests in its designed uses with the understanding that the property will be used as such (hereinafter referred as "continued use").

VALUATION METHODOLOGY

Due to the nature of the buildings and structures constructed, there is no readily identifiable market comparable for them. Therefore, we have applied the cost method of valuation in assessing the property value. It is a method of using current replacement cost to arrive at the value to the business in occupation of the property as existing at the valuation date.

The depreciated replacement cost approach generally furnishes the most reliable indication of value for property in the absence of a known market based on comparable.

ASSUMPTIONS

Our valuation has been made on the assumption that the owner sells the relevant property interests in its existing state on the market without the benefit of deferred term contracts, leaseback, joint ventures, management agreements or any similar arrangements which would serve to increase the value of such interest. In addition, no forced sale situation in any manner is assumed in our valuation.

Unless stated as otherwise, vacant possession is assumed for the properties concerned.

Continued use assumes the property will be used for the purposes for which the property is designed and built, or to which it is currently adapted. The valuation on the property in continued use does not represent the amount that might be realized from piecemeal disposition of the property on the open market.

In valuing the property interests, we have assumed that GZ Paper has a free and uninterrupted right to use such properties for the whole of the unexpired term as granted.

We believed that the assumptions so made by us are reasonable in the circumstances. We have also assumed that all consents, approvals and licences from relevant government authorities for the properties have been granted without any onerous conditions or undue time delay which might affect the value.

It is assumed that all applicable zoning and use regulations and restrictions have been complied with unless nonconformity has been stated, defined, and considered in the appraisal report. Moreover, it is assumed that the utilization of the land and improvements is within the boundaries of the property described and that no encroachment or trespass exists, unless noted in the report.

No environmental impact study has been ordered or made. Full compliance with applicable national, provincial and local environmental regulations and laws is assumed unless otherwise stated, defined, and considered in the report. It is also assumed that all required licences, consents, or other legislative or administrative authority from any local, provincial, or national government or private entity or organization either have been or can be obtained or renewed for any use which the report covers.

Other special assumptions of each property, if any, have been stated out in the footnotes of the valuation certificate for the respective properties.

TITLE INVESTIGATION

We have been provided with certain title documents regarding the property under valuation. However, due to the current registration system of the PRC, no investigations have been made for the legal title or any liabilities attached to the property in the PRC.

As far as the property in the PRC is concerned, we have relied upon the legal opinions (the "Legal Opinions") dated 6th and 8th November, 2002 given by Z&T Law Firm in relation to the legal title to and the nature of the interest in the buildings and structures (the "Buildings") in concern. Summary of the Legal Opinions is listed in the footnote of the valuation certificate. Based on the Legal Opinions, the Buildings were injected as capital by Guangzhou Paper Mill when GZ Paper was established. Therefore, GZ Paper is the beneficial owner of the Buildings and has the right to transfer the Buildings.

All legal documents disclosed in this report are for reference only and no responsibility is assumed for any legal matters concerning the legal title to the property described in this report.

LIMITING CONDITIONS

We have not carried out detailed site measurement to verify the correctness of the site areas in respect of the relevant properties but have assumed that the site areas shown on the documents and official site plans handed to us are correct. Based on our experience of valuation of similar properties in the PRC, we consider the assumptions so made to be reasonable. All documents and contracts have been used as reference only and all dimensions, measurements and areas are approximations. No on-site measurements have been taken.

We have inspected the exterior and, where possible, the interior of all the properties included in this valuation report. However, no structural survey has been made and we are therefore unable to report as to whether the properties are or are not free of rot, infestation or any other structural defects. No tests were carried out in any of the services.

No soil analysis or geological studies were order or made in conjunction with this report, nor were any water, oil, gas or other subsurface mineral use rights or conditions investigated.

Substance such as asbestos, urea-formaldehyde foam insulation, other chemicals, toxic waste or other potentially hazardous materials could, if present, adversely affect the value of the property. Unless otherwise stated in this report, its existence on the property was not considered by the appraiser in the development of the conclusion of market value. The stated value estimate is made on the assumption that there is no material on or in the property that would cause such a loss in value. No responsibility is assumed for any such conditions, and the client has been advised that the appraiser is not qualified to detect such substances, quantify their impact on values, or develop the remedial cost.

We do not investigate any industrial safety environmental and health related regulations in association with any particular manufacturing process of GZ Paper. It is assumed that all necessary licences, procedures, and measures were implemented in accordance with Government legislation and guidance.

No allowance has been made in our valuation for any charges, mortgages or amounts owing on any of the properties valued nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that all the interests are free of encumbrances, restrictions and outgoings of an onerous nature which could affect their values.

The market value estimate contained in this report specifically excludes the impact of structural damage or environmental contamination resulting from earthquakes or other causes. It is recommended that the reader of this report consult a qualified structural engineer and/or environmental auditor for the evaluation of possible structural/environmental defects, the existence of which could have a material impact on market value.

Having examined all relevant documentation, we have relied to a very considerable extent on the information provided by GZ Paper and has accepted advice given to us on such matters as planning approvals, statutory notices, easements, tenure, occupation, lettings, construction costs, rentals, site and floor areas and in the identification of those properties in which GZ Paper has valid interests. We have had no reason to doubt the truth and accuracy of the information provided to us by GZ Paper. We were also advised by GZ Paper that no material factors have been omitted from the information to reach an informed view, and have no reason to suspect that any material information has been withheld.

When the property is located in a relatively under-developed market, such as the PRC, those assumptions are often based on imperfect market evidence. A range of values may be attributable to the property depending upon the assumption made. While the valuer has exercised his professional judgement in arriving at the value, investors are urged to consider carefully the nature of such assumptions that are disclosed in the valuation report and should exercise caution in interpreting the valuation report.

OPINION OF VALUE

In view of all relevant circumstances, we are of the opinion that the capital value of the subject property in its existing state as at 31st August, 2002 with the benefit of vacant possession and free of all encumbrances, is in the region of **RMB307,000,000 (RENMINBI YUAN THREE HUNDRED AND SEVEN MILLION ONLY)**.

REMARKS

Unless otherwise stated, all monetary amounts stated are in Renminbi.

We enclose herewith the valuation certificate.

This valuation report is issued subject to our general service conditions.

Yours faithfully,
For and on behalf of
GREATER CHINA APPRAISAL LIMITED
K. K. Ip
BLE, MRICS, AHKIS, RPS (GP)
Managing Director

Note: Mr. K. K. Ip, who is a Chartered Valuation Surveyor and a Registered Professional Surveyor, has substantial experience in valuation of properties in the PRC since 1992.

VALUATION CERTIFICATE

Property	Description and tenure	Particulars of Occupancy	Capital value in Existing state as at 31st August, 2002 (Entirety)
Buildings and structures of GZ Paper located at No. 40 Guangzhi Road Haizhu District Guangzhou Guangdong Province The PRC	The property comprises certain buildings and structures ("Buildings") erected within GZ Paper with a total land area of about 544,997 square metres for the purposes of pulp and paper production. The Buildings comprises 137 buildings with a total gross floor area of approximately 198,410.12 square metres together with various structures erected within GZ Paper. The major buildings and structures include the paper mill workshops, warehouses, storage yard, power house, central control room, pump stations, water treatment plant rooms, piers, conveying structures, chimney, pits and tanks. The above-mentioned buildings and structures were completed in between 1936 and 2001. Part of the property is held for a term of 50 years for industrial purposes commencing on the date of Construction Land Use Approval while major part of it is held for an unspecified term.	The property is occupied by GZ Paper for production of pulp and paper.	RMB307,000,000

Notes:

1. According to the 13 sets of Land Use Rights Grant Contract and 1 Supplementary Land Use Rights Grant Contract entered into between the Land Administration Bureau of Guangzhou and Guangzhou Paper Mill (廣州造紙廠) and 13 sets of Construction Land Use Approval issued by the Land Administration Bureau of Guangzhou, a total land area of 54,866 square metres within the subject land, i.e. No. 40 Guangzhi Road, Haizhu District, Guangzhou, the PRC, was held by Guangzhou Paper Mill for industrial use for a term of 50 years commencing on the date of the Construction Land Use Permit.

2. According to 96 sets of Real Estate Ownership Certificate issued by Guangzhou Municipal State-Owned Land Bureau and Building Administration Bureau, certain Buildings with a total gross floor area of 94,665.14 square metres are held by Guangzhou Paper Mill.

3. The above valuation reflects only the depreciated replacement cost of the Buildings.

4. In respect of the Buildings which the Real Estate Ownership Certificates remain outstanding, the valuation is made based on the assumption that there is no impediment for the owner to obtain such certificates.

5. The Legal Opinions are summarized as follows:

   i) GZ Paper is a sino-foreign joint venture company with Guangzhou Paper Mill and Pacific Max Industrial Limited (a wholly-owned subsidiary of the Company) which hold 49% and 51% interests respectively in GZ Paper;

   ii) The Buildings were legally and validly injected as capital by Guangzhou Paper Mill when GZ Paper was established; and

   iii) GZ Paper is the beneficial owner of the Buildings and has the right to transfer the Buildings.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purposes of giving information with regard to the Company and the Proposed Transactions. The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(a) Directors' Interest

As at the Latest Practicable Date, the interests of the Directors in the equity or debt securities of the Company or any associated corporations (within the meaning of the SDI Ordinance) which had been notified to the Company and the Stock Exchange pursuant to section 28 of the SDI Ordinance (including the interests which they were deemed or taken to have under section 31 of, or Part I of the Schedule to, the SDI Ordinance) or pursuant to the Model Code for Securities Transactions by Directors of Listed Companies contained in the Listing Rules or which were required, pursuant to section 29 of the SDI Ordinance, to be entered in the register referred to therein were as follows:

Name	Number of Shares held	Number of share options of the Company held	Number of shares of GZT held	Number of share options of GZT held
Liu Jinxiang	1,260,000[1]	140,000[2]	324,000	9,352,000
Xie Shuwen	300,000	1,700,000	—	560,000
Liang Ningguang	260,000[3]	1,840,000[4]	270,000	8,630,000
Xiao Boyan	—	1,700,000	—	500,000
Luo Guoqing	10,000	—	—	—
Dong Huiyan	—	1,700,000	40,000	320,000
Li Jiaqiang	—	1,700,000	—	180,000
Shi Jinling	—	1,000,000	—	450,000
Yin Hui	—	—	530,000	3,820,000
Wang Hongtao	300,000	800,000	—	450,000
Wong Chi Keung	500,000	700,000	158,000	316,000
Yan Yuk Fung	500,000	800,000	100,000	450,000

Notes:

1. This includes 60,000 Shares held by his spouse.
2. This interest represents options to subscribe for 140,000 Shares held by his spouse.
3. This includes 60,000 Shares held by his spouse.
4. This interest includes options to subscribe for 140,000 Shares held by his spouse.

Save as disclosed herein, as at the Latest Practicable Date, none of the Directors had any interests in the equity or debt securities of the Company or its associated corporations (within the meaning of the SDI Ordinance) which were required to be notified to the Company and the Stock Exchange pursuant to Section 28 of the SDI Ordinance (including interests which they were deemed or taken to have under Section 31 of, or Part I of the Schedule to, the SDI Ordinance) or which were required, pursuant to Section 29 of the SDI Ordinance, to be entered in the register referred to therein or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange.

As at the Latest Practicable Date, none of the Directors had any interest, direct or indirect, in any assets which, since 31st December, 2001, the date to which the latest published audited financial statements of the Group were made up, have been acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

None of the Directors was materially interested in any contract or arrangement subsisting as at the date of this circular and which is significant in relation to the business of the Group.

(b) **Experts' Interest**

As at the Latest Practicable Date, none of GCAL or Yu Ming had any interest, direct or indirect, in any assets which, since 31st December, 2001, the date to which the latest published audited financial statements of the Group were made up, had been acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, none of GCAL or Yu Ming had any shareholding in any member of the Group or the right to subscribe for or to nominate persons to subscribe for shares in any member of the Group.

3. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, so far as is known to, or can be ascertained after reasonable enquiry by, the Directors, the persons (not being a Director or chief executive of the Company) who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company and the amount of such persons' interests in such securities, together with particulars of any options in respect of such capital, were as follows:

Substantial shareholders	Number of Shares held
Yue Xiu	1,756,047,001 *(1)*
Excellence Enterprises Co., Ltd.	1,689,940,817 *(2)*
Bosworth International Limited	795,238,657 *(3)*
Sun Peak Enterprises Ltd.	565,683,000 *(3)*
Novena Pacific Limited	565,683,000 *(4)*

Notes:

1. This interest represents the total number of Shares held by Yue Xiu and its subsidiaries where Yue Xiu is taken to be interested in such Shares under Section 8 of the SDI Ordinance.

2. Subsidiary of Yue Xiu and its interest in such Shares is duplicated in the interest of Yue Xiu.

3. Subsidiaries of Excellence Enterprises Co., Ltd. and their interests in such Shares are duplicated in the interest of Excellence Enterprises Co., Ltd.

4. Subsidiary of Sun Peak Enterprises Ltd. and its interest in such Shares is duplicated in the interest of Sun Peak Enterprises Ltd.

Save as disclosed herein, there was no person known to the Directors who, as at the Latest Practicable Date, was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company or had any options in respect of such capital.

4. LITIGATION

As at the Latest Practicable Date, neither the Company nor any other member of the Group was engaged in any litigation or claim of material importance and there was no litigation or claim of material importance known to the Directors to be pending or threatened against any member of the Group.

5. SERVICE CONTRACTS

As at the Latest Practicable Date, each of Messrs. Xie Shuwen and Chen Guangsong had entered into a service agreement with GZT which, after an initial fixed term of one year commencing on 12th September, 2001 and 26th October, 2001 respectively, had been extended for a further term of two years unless terminated sooner by GZT giving to the relevant Director three months' prior written notice or by the relevant Director giving to GZT six months' prior written notice.

Save as disclosed above, none of the Directors had, as at the Latest Practicable Date, a service contract or a proposed service contract with any member of the Group which is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

6. EXPERTS

The following is the qualification of the experts who have given an opinion or advice which is contained in this circular:

Name	Qualification
Yu Ming	Investment adviser registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong)
GCAL	Chartered valuation surveyors and registered professional surveyors

7. CONSENTS

Each of Yu Ming and GCAL has given and has not withdrawn its written consent to the issue of this circular with the inclusion of and references to its names, letters and/or reports, in the form and context in which it appears. The letters and reports were issued for incorporation into this circular.

8. MATERIAL CHANGES

As at the Latest Practicable Date, the Directors were not aware of any material adverse changes in the financial or trading position of the Group since 31st December, 2001, the date to which the latest published audited financial statements of the Group were made up.

9. MISCELLANEOUS

(a) The secretary of the Company is Mr. Wong Chi Keung, *FCCA, ASA, ACMA, ACIS.*

(b) The registered office of the Company is at 24th Floor, Yue Xiu Building, 160-174 Lockhart Road, Wanchai, Hong Kong.

(c) The share registrar of the Company is Abacus Share Registrars Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong.

(d) The English text of this circular, the notice of the EGM and the form of proxy shall prevail over the Chinese text.

10. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the registered office of the Company at 24th Floor, Yue Xiu Building, 160-174 Lockhart Road, Wanchai, Hong Kong during normal business hours up to and including 25th November, 2002 and at the EGM:

(a) the Transfer Agreement;

(b) the Lease Contract;

(c) the Utilities Supply Contract;

(d) the letter from Yu Ming to the Shareholders as set out on pages 14 to 21 of this circular;

(e) the Valuation Report from GCAL dated 9th November, 2002 as set out in appendix I to this circular;

(f) the memorandum and articles of association of the Company;

(g) the service contracts referred to in paragraph 5 of this appendix; and

(h) the written consents referred to in paragraph 7 of this appendix.


越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Guangzhou Investment Company Limited (the "Company" and together with its subsidiaries, the "Group") will be held at 1st Floor, South China Hotel, 67-75 Java Road, North Point, Hong Kong on Monday, 25th November, 2002 at 9:30 a.m., for the purpose of considering and, if thought fit, passing the following resolutions as ordinary resolutions of the Company:

ORDINARY RESOLUTIONS

1. "**THAT** a conditional asset transfer agreement (the "Transfer Agreement") entered into between Guangzhou Paper Limited ("GZ Paper"), an indirect subsidiary of the Company, and Guangzhou Paper Holdings Limited ("GZ Paper Holdings") on 17th October, 2002 (a copy of which has been tabled at this meeting marked "A" and signed by the chairman of the meeting for the purpose of identification), pursuant to which GZ Paper will transfer all its rights in certain workshops and ancillary buildings located at No. 40, Guangzhi Road, Haizhu District, Guangzhou, the People's Republic of China ("PRC"), plants, machinery and equipment for generating electricity, water and steam of its power generation plants, and assets of its supporting services departments and supply and sales department to GZ Paper Holdings for a total consideration of approximately Renminbi 660 million (approximately Hong Kong dollars 623 million) which is to be satisfied by full and final discharge of liabilities in the same amount owed to GZ Paper Holdings by GZ Paper, and all the transactions contemplated under the Transfer Agreement, be and are hereby approved, ratified and confirmed and **THAT** the directors of GZ Paper be and are hereby authorised to do all such acts and things and execute all such documents as they may in their absolute discretion consider necessary or desirable to give effect to the Transfer Agreement and the transactions contemplated thereby or incidental thereto."

2. "**THAT** a conditional lease contract (the "Lease Contract") entered into between GZ Paper and GZ Paper Holdings on 17th October, 2002 (a copy of which has been tabled at this meeting marked "B" and signed by the chairman of the meeting for the purpose of identification), pursuant to which GZ Paper Holdings will lease, for a term of 20 years, to GZ Paper certain land, workshops and ancillary buildings located at No. 40, Guangzhi Road, Haizhu District, Guangzhou, the PRC ("Leased Properties") at a monthly rental of approximately Renminbi 1.446 million (approximately Hong Kong dollars 1.364 million) subject to adjustments provided therein, and all the transactions contemplated under the Lease Contract, be and are hereby approved, ratified and confirmed and **THAT** the directors of GZ Paper be and are hereby authorised to do all such acts and things and execute all such documents as they may in their absolute discretion consider necessary or desirable to give effect to the Lease Contract and the transactions contemplated thereby or incidental thereto."

3. "**THAT** a conditional utilities supply contract (the "Utilities Supply Contract") entered into between GZ Paper and GZ Paper Holdings on 17th October, 2002 (a copy of which has been tabled at this meeting marked "C" and signed by the chairman of the meeting for the purpose of identification), pursuant to which GZ Paper Holdings will supply electricity, water and steam, for a term of 20 years, to the premises of GZ Paper at No. 40, Guangzhi Road, Haizhu District, Guangzhou, the PRC (which include the Leased Properties) at unit rates in respect of the first year of supply of such utilities as set forth in the Utilities Supply Contract which shall be adjusted if applicable for subsequent years as provided therein, and all the transactions contemplated under the Utilities Supply Contract, be and are hereby approved, ratified and confirmed, and **THAT** the directors of GZ Paper be and are hereby authorised to do all such acts and things and execute all such documents as they may in their absolute discretion consider necessary or desirable to give effect to the Utilities Supply Contract and the transactions contemplated thereby or incidental thereto."

By Order of the Board
Liu Jinxiang
Chairman

Hong Kong, 9th November, 2002

Registered Office:
24th Floor
Yue Xiu Building
160-174 Lockhart Road
Wanchai
Hong Kong

Notes:

1. A shareholder entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

2. A form of proxy for use at the meeting is enclosed.

3. To be valid, a form of proxy, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power or authority, must be deposited at the Company's share registrar, Abacus Share Registrars Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not less than 48 hours before the time appointed for holding of the meeting or any adjourned meetings thereof. Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting or any adjourned meetings thereof.

3. 「**動議**批准、追認及確認廣州造紙與廣州造紙集團於二〇〇二年十月十七日訂立的有條件電、水、熱供應協議(「電、水、熱供應協議」，一份註有「C」字樣的副本已呈交大會，並經大會主席簽署，以資識別)，據此，廣州造紙集團將會按電、水、熱供應協議所載供應電、水及熱第一年的單價，惟倘適用，於其後年度按該協議所訂明作出調整的單價，向廣州造紙位於中國廣州海珠區廣紙路40號的建築物(包括租賃場地)供應電、水及熱，為期20年，以及批准、追認及確認根據電、水、熱供應協議預計進行的一切交易；此外**動議**授權廣州造紙的董事，採取其全權酌情認為使電、水、熱供應協議及據此預計進行或因之而產生的交易生效屬必需或適宜的一切行動及事項，及就此簽署一切文件。」

承董事會命
董事長
劉錦湘

香港，二〇〇二年十一月九日

註冊辦事處：
香港
灣仔
駱克道160-174號
越秀大廈
24樓

附註：

1. 凡有權出席大會及於會上投票的股東，均有權委派一名或以上的代表代其出席大會及投票。受委代表毋須為本公司股東。

2. 隨附大會適用的代表委任表格乙份。

3. 代表委任表格，連同經簽署的授權書或其他授權文件(如有)，或經公證人簽署證明的授權書或授權文件副本，最遲須於大會或其任何續會指定舉行時間四十八小時前，交回本公司的股份過戶登記處雅柏勤證券登記有限公司，地址為香港干諾道中111號永安中心5樓，方為有效。填妥及交回代表委任表格後，股東仍可親身出席大會或其任何續會及於會上投票。



GUANGZHOU INVESTMENT COMPANY LIMITED

(於香港註冊成立的有限公司)

茲通告越秀投資有限公司(「本公司」,連同其附屬公司統稱「本集團」)謹訂於二〇〇二年十一月二十五日星期一上午九時三十分假座香港北角渣華道67-75號粵華酒店1樓舉行股東特別大會,以考慮及酌情以本公司普通決議案方式通過下列決議案:

普通決議案

1. 「**動議**批准、追認及確認本公司的間接附屬公司廣州造紙有限公司(「廣州造紙」)與廣州造紙集團有限公司(「廣州造紙集團」)於二〇〇二年十月十七日訂立的有條件資產轉讓協議(「轉讓協議」,一份註有「A」字樣的副本已呈交大會,並經大會主席簽署,以資識別),據此,廣州造紙將會轉讓其於中華人民共和國(「中國」)廣州海珠區廣紙路40號的部分車間及配套建築物、發電廠內生產電、水及熱的廠房、機器及設備,以及後勤部門資產及供銷部門資產中的所有權益予廣州造紙集團,總代價約為人民幣660,000,000元(約623,000,000港元),並以悉數及最終解除廣州造紙欠廣州造紙集團相等數額債項的方式償付,以及批准、追認及確認根據轉讓協議預計進行的一切交易;此外**動議**授權廣州造紙的董事,採取其全權酌情認為使轉讓協議及據此預計進行或因之而產生的交易生效屬必需或適宜的一切行動及事項,及就此簽署一切文件。」

2. 「**動議**批准、追認及確認廣州造紙與廣州造紙集團於二〇〇二年十月十七日訂立的有條件租賃協議(「租賃協議」,一份註有「B」字樣的副本已呈交大會,並經大會主席簽署,以資識別),據此,廣州造紙集團將會向廣州造紙出租位於中國廣州海珠區廣紙路40號的部分土地、車間及配套建築物(「租賃場地」),為期20年,月租約為人民幣1,446,000元(約為1,364,000港元),惟須受租賃協議所訂明的調整所規限,以及批准、追認及確認根據租賃協議預計進行的一切交易;此外**動議**授權廣州造紙的董事,採取其全權酌情認為使租賃協議及據此預計進行或因之而產生的交易生效屬必需或適宜的一切行動及事項,及就此簽署一切文件。」

(d) 本通函、股東特別大會通告與代表委任表格均備有中、英文版，惟概以英文版為準。

10. 備查文件

下列文件的副本由即日起至二○○二年十一月二十五日(包括該日)的一般辦公時間內，於本公司註冊辦事處(地址為香港灣仔駱克道160-174號越秀大廈24樓)及於股東特別大會上可供查閱：

(a) 轉讓協議；

(b) 租賃協議；

(c) 電、水、熱供應協議；

(d) 禹銘致股東的函件，全文載於本通函第14至第21頁；

(e) 漢華評值於二○○二年十一月九日發出的估值報告，全文載於本通函附錄一；

(f) 本公司的公司組織章程大綱及公司組織章程細則；

(g) 本附錄第5段所述的服務合約；及

(h) 本附錄第7段所述的同意書。

5. 服務合約

於最後實際可行日期，謝樹文先生及陳光松先生均已與越秀交通訂立服務協議，在初步固定期限分別由二○○一年九月十二日及二○○一年十月二十六日起計一年過後，已再續期兩年，除越秀交通向有關董事提出三個月事先書面通知終止，或有關董事向越秀交通提出六個月事先書面通知終止外。

除上文所披露者外，各董事於最後實際可行日期概無與本集團任何成員公司訂立或建議訂立不可於一年內由僱主免付補償(法定補償除外)而予以終止的服務合約。

6. 專業機構

於本通函內作出意見或建議的專業機構的資格如下：

名稱	專業資格
禹銘	根據香港法例第333章證券條例註冊的投資顧問
漢華評值	特許估值測量師及註冊專業測量師

7. 同意書

禹銘及漢華評值各自已就本通函的刊行發出同意書，同意按本通函所載的形式及涵義，轉載及引述他們名稱、函件及／或報告，且迄今並無撤回他們的同意書。有關函件及報告已經收錄於本通函內。

8. 重大變動

於最後實際可行日期，據董事所知，自二○○一年十二月三十一日(本集團編製最近期刊發經審核財務報表的結算日期)以來，本集團的財務或經營狀況概無出現任何重大不利變動。

9. 其他事項

(a) 本公司的秘書為黃之強先生 *FCCA, ASA, ACMA, ACIS*。

(b) 本公司的註冊辦事處為香港灣仔駱克道160-174號越秀大廈24樓。

(c) 本公司的股份過戶登記處為雅柏勤證券登記有限公司，地址為香港干諾道中111號永安中心5樓。

3. 主要股東

於最後實際可行日期，據董事所知或經合理查詢後確定，下列人士(並非本公司的董事或主要行政人員)直接或間接擁有附有權利可在任何情況下於本公司股東大會上投票的任何類別的股本面值10%或以上權益，而該等人士在該等證券連同有關該等股本所附任何購股權的權益如下：

主要股東	持有股份數目
越秀企業	1,756,047,001 *(1)*
Excellence Enterprises Co., Ltd.	1,689,940,817 *(2)*
Bosworth International Limited	795,238,657 *(3)*
Sun Peak Enterprises Ltd.	565,683,000 *(3)*
Novena Pacific Limited	565,683,000 *(4)*

附註：

1. 此項權益乃越秀企業及其附屬公司所持有股份的總數，根據披露權益條例第8條的規定，越秀企業據此被當作於該等股份中擁有權益。

2. 越秀企業的附屬公司及其於該等股份中的權益，已於越秀企業的權益中重複列載。

3. Excellence Enterprises Co., Ltd.的附屬公司及其於該等股份中的權益，已於Excellence Enterprises Co., Ltd.的權益中重複列載。

4. Sun Peak Enterprises Ltd.的附屬公司及其於該等股份中的權益，已於Sun Peak Enterprises Ltd.的權益中重複列載。

除本通函所披露者外，據董事所知，於最後實際可行日期，概無任何其他人士直接或間接擁有附有權利可在任何情況下於本公司股東大會上投票的任何類別股本面值10%或以上權益或有關該等股本的任何購股權。

4. 訴訟

於最後實際可行日期，本公司或本集團任何其他成員公司概無涉及任何重大訴訟或索償，而就董事所知，本集團任何成員公司亦無尚未了結或面臨威脅的重大訴訟或索償要求。

除本通函所披露者外，於最後實際可行日期，各董事於本公司或其相聯法團(按披露權益條例的定義)的股本或債務證券中概無擁有任何根據披露權益條例第28條須知會本公司及聯交所的權益(包括根據披露權益條例第31條或附表第一部被視為或假設擁有的權益)或根據披露權益條例第29條須記錄於該條例所述的登記名冊內或須根據上市公司董事進行證券交易的標準守則知會本公司及聯交所的權益。

於最後實際可行日期，各董事概無於本集團任何成員公司自二〇〇一年十二月三十一日(本集團編製最近期刊發經審核財務報表的結算日期)以來所收購或出售或租賃，或建議收購或出售或租賃的任何資產中，直接或間接擁有權益。

各董事概無於本通函刊發日期仍然有效且與本集團業務有重大關係的任何合約或安排中擁有重大權益。

(b) **專業機構的權益**

於最後實際可行日期，漢華評值或禹銘在本集團任何成員公司自二〇〇一年十二月三十一日(即本集團編製最近期刊發經審核財務報表的結算日期)以來已收購或出售或租賃，或建議收購或出售或租賃的任何資產中，概無擁有任何直接或間接權益。

於最後實際可行日期，漢華評值或禹銘並無於本集團任何成員公司中持有任何股權，亦無權利認購或提名他人認購本集團任何成員公司的股份。

1. 責任聲明

本通函所載資料乃遵照上市規則提供有關本公司及該等建議交易的資料。各董事就本通函所載資料的準確性共同及個別承擔全部責任，並於作出一切合理查詢後，確認就他們所深知及確信，本通函並無遺漏任何其他事實，致使本通函所載任何內容有誤導成分。

2. 權益披露

(a) 董事權益

於最後實際可行日期，董事於本公司或其任何相聯法團(按披露權益條例的定義)的股本或債務證券中擁有根據披露權益條例第28條已知會本公司及聯交所的權益(包括根據披露權益條例第31條或附件第一部被視為或被假設擁有的權益)或根據上市規則上市公司董事進行證券交易的標準守則須知會本公司及聯交所的權益或根據披露權益條例第29條須記錄在該條例所述的登記名冊的權益如下：

姓名	所持股份數目	所持本公司購股權數目	所持越秀交通股份數目	所持越秀交通購股權數目
劉錦湘	1,260,000[1]	140,000[2]	324,000	9,352,000
謝樹文	300,000	1,700,000	—	560,000
梁凝光	260,000[3]	1,840,000[4]	270,000	8,630,000
肖博彥	—	1,700,000	—	500,000
羅國慶	10,000	—	—	—
董迴雁	—	1,700,000	40,000	320,000
黎家強	—	1,700,000	—	180,000
施金鈴	—	1,000,000	—	450,000
尹　輝	—	—	530,000	3,820,000
王洪濤	300,000	800,000	—	450,000
黃之強	500,000	700,000	158,000	316,000
甄玉鳳	500,000	800,000	100,000	450,000

附註：

1. 此包括其配偶所持有的60,000股股份。
2. 該權益指由其配偶持有可認購140,000股股份的購股權。
3. 此包括由其配偶持有的60,000股股份。
4. 該權益包括由其配偶持有可認購140,000股股份的購股權。

5. 法律意見概述如下：

   i) 廣州造紙是由廣州造紙廠與香港維美實業有限公司（ 貴公司的全資附屬公司）成立的中外合資企業，分別佔廣州造紙的49%及51%權益；

   ii) 廣州造紙廠於成立廣州造紙時將該等樓宇合法及有效地注入廣州造紙作為資本；及

   iii) 廣州造紙為該等樓宇的實益擁有人，並有權轉讓該等樓宇。

估值證書

物業	概況及年期	佔用詳情	於二〇〇二年八月三十一日現況下的資本值（整體）
廣州造紙位於中國廣東省廣州海珠區廣紙路40號的樓宇及構築物	該物業為建於廣州造紙土地內若干樓宇及構築物（「該等樓宇」），總土地面積約為544,997平方米，作製漿及造紙用途。 該等樓宇包括137幢樓宇，總建築樓面面積約為198,410.12平方米，連同多幢建於廣州造紙範圍內的構築物。主要樓宇及構築物包括造紙車間、倉庫、儲物場、電力房、中央控制室、抽水站、水力處理廠房、碼頭、運輸建築物、煙道管、井及池。 上述樓宇及構築物於一九三六年至二〇〇一年期間建成。 現時該物業其中一部分可由建設用地批准書日期起計50年持有作工業用途，而該物業的主要部分則無特定持有年期。	該物業現時由廣州造紙佔作製漿及造紙用途。	人民幣307,000,000元

附註：

1. 根據廣州土地管理局與廣州造紙廠簽立的13份土地使用權出讓合同及1份補充土地使用權出讓合同，以及由廣州土地管理局發出的13份建設用地批准書，有關土地（即中國廣州海珠區廣紙路40號）其中總面積為54,866平方米的地方由廣州造紙廠持有，由建設用地使用許可證日期起計為期50年，作工業用途。

2. 根據由廣州市國有土地管理局及房屋管理局發出的96份房地產證，若干該等樓宇（總建築樓面面積為94,665.14平方米）由廣州造紙廠持有。

3. 上述估值只反映該等樓宇的折舊重置成本。

4. 就尚待領取房地產證的該等樓宇而言，編製估值時，假設不會出現任何阻礙業主取得該等證書的事由。

估值意見

鑑於一切有關情況，我們認為，於二○○二年八月三十一日，有關物業在現況下（計及可即時交吉及不附帶任何繁重負擔）的資本價值約為**人民幣307,000,000元（人民幣叁億柒佰萬元正）**。

備註

除另有説明者外，一切貨幣款額均以人民幣列值。

隨函奉附估值證書。

本估值報告乃根據我們的一般服務條件而發出。

此致

香港
灣仔
駱克道160-174號
越秀大廈
24樓
越秀投資有限公司
列位董事　台照

代表
漢華評值有限公司
董事總經理
葉國光
土地經濟學士
英國皇家特許測量師
香港測量師學會會員
香港註冊專業測量師
謹啟

二○○二年十一月九日

附註：葉國光先生為特許估值測量師及註冊專業測量師，自一九九二年以來在中國物業估值方面擁有豐富經驗。

如該物業含有石棉、尿素甲醛泡沫絕緣、其他化學物質、有毒廢料、或其他可能有毒的物質，可能會對該物業的價值構成不利影響。除本報告另有指明外，估值師於達致物業市值結論時，並無考慮該等不利因素。已呈列的估值是按該物業並不存在上述的物質，以致令其價值下降的假設編製。我們毋須為於該物業發現任何物質而負上任何責任，而客戶已獲知會，估值師並非查察該等物質、該等物質對物業價值的影響，或就此作出補救的成本的專業人士。

我們並無調查廣州造紙的生產過程中所牽涉的任何工業安全、環境及健康相關的規則。估值已假設根據政府的法律及指引取得或辦妥一切必需的牌照、手續及措施。

我們的估值並無考慮估價物業所附帶的任何抵押、按揭或債項，以及出售成交時或須承擔的任何開支或稅項。除另有說明外，我們假定一切權益概不附帶足以影響價值的繁重負擔、限制及支銷。

本報告所載列的市值估計，特意不包括因地震或其他原因引致的結構性損毀或環境污染的影響。我們建議閱讀本報告的人士應徵詢合資格結構工程師及/或環境審核師，以評估可能存在的結構性/環境問題，出現此類問題可能會對市值造成重大影響。

經查閱一切有關文件後，我們頗大程度上倚賴廣州造紙所提供的資料，並接納給予我們有關圖則批准、法定通告、地役權、年期、佔用情況、租賃、建築成本、租金、地盤和樓面面積，以及識別廣州造紙擁有有效權益的該等物業等事宜的意見。我們無理由懷疑廣州造紙提供予我們的資料的真實及準確程度。我們亦獲廣州造紙通知，在所提供的資料中並無遺漏任何重大因素致使不能達致有理據的意見。我們亦無理由懷疑有任何重大資料遭隱瞞。

倘若物業位於相對未開發市場(例如：中國)，則該等假設於許多時候會基於不完整的市場憑證而作出，因此該物業可能視乎所作的假設會有不同的價值。儘管估值師已經按專業判斷釐定價值，但懇請投資者仔細考慮估值報告所載列的假設的性質，並審慎詮釋估值報告。

除估值報告中另有說明、界定及考慮的不相符事宜者外，我們已假設遵守一切適用的區域劃分及用途規例及限制。此外，亦假設土地利用及改善工程乃在所提述的物業的範圍內進行，並假設除報告所列明外，並無侵佔他人用地或擅入他人地方。

估值並無安排或作出任何環境影響研究。除本報告內另有所述、所規定及所考慮者外，已假設完全符合適用的國家、省級及當地的環境規例及法律，且亦假設已經或能夠獲取任何當地、省級或國家政府或私人實體或組織為報告所涵蓋的任何用途，發出或延續一切所需的執照、同意書或其他法定或行政授權。

各物業的其他特別假設(如有)已載列於各有關物業估值證書的附註。

業權調查

我們獲提供若干有關估價物業的業權文件。然而，基於中國現行登記制度，並未就中國物業的法定業權或附有的任何負債作出調查。

就中國的物業而言，我們已依據正平天成律師事務所於二○○二年十一月六日及八日就有關樓宇及構築物(「該等樓宇」)的法定業權及其權益的性質編製的法律意見(「法律意見」)。法律意見的概要載於估值證書的註腳。根據法律意見，廣州造紙廠於成立廣州造紙時將該等樓宇注入廣州造紙作為資本。因此，廣州造紙乃該等樓宇的實益擁有人，及有權轉讓該等樓宇。

本報告所披露的一切法律文件僅用作參考，並毋須就本報告所載物業的法定業權的任何法律事宜承擔任何責任。

限制條件

我們並無進行詳細的實地量度，以核實有關物業的土地面積是否正確，但假設交予我們的文件及官方地盤圖則所示的地盤面積乃正確。根據我們評估中國類似物業的經驗，我們認為所作的假設為合理。一切文件及合約僅用作參考，而所有尺寸、量度及面積僅為約數。我們並無進行實地量度。

我們曾視察本估值報告所載各物業的外貌，在可能情況下，亦視察其內部。然而，我們並無進行結構測量，故無法呈報該等物業是否確無腐朽、蟲蛀或任何其他結構上的損壞。我們亦無對任何樓宇設備進行測試。

我們並無受指示就本報告進行任何土壤分析或地質研究，我們亦無調查任何水源、石油、天然氣體或其他土地表面的礦物的使用權或狀況。

建築物的實際損毀是因為在運作時的損耗及受到其他因素影響所產生的價值虧損。

功能陳舊是因資產內部狀況(例如：設計、材料或程序改變，以致出現不足、超出承受能力、缺乏使用、或過度運作成本等)所引致的價值虧損。

經濟／外部陳舊是因資產以外的不利環境(例如：當地經濟、行業經濟、可供運用融資、厭惡性企業進佔、失去物料及勞工來源、缺乏有效運輸渠道、業務中心轉移、通過新法制及更改法例等)引致的不可修補虧損。

在本報告中，我們按該等物業權益現時設計的用途，評估該等物業，並明白物業將會用作其設計的用途(以下簡稱為「持續用途」)。

估值方法

由於已建樓宇及構築物的性質，現時尚無即時可以識別的市場比較案例。因此，我們已經採用成本估值法，評估物業的價值。此方法是使用現時重置成本，以計算出於估值日當時佔用該物業的業務價值。

如無可作比較案例的已知市場，則折舊重置成本法一般能夠提供最可靠的物業價值。

假設

我們的估值乃假定業主將有關物業權益以其現有狀況在市場求售，並無憑藉遞延條件合約、售後租回、合資經營、管理協議或任何類似安排，以抬高該等物業權益的價值。此外，在估值時，我們假設並無出現強迫銷售情況。

除另有說明者外，假設有關物業可即時交吉。

持續使用假設該物業將會用作其設計及興建的用途，或現時已使用的用途。持續使用中物業的估值不代表在公開市場上一次過出售該物業可變現的金額。

在評估物業權益時，我們假設廣州造紙擁有權利，可於獲授的整段未屆滿年期內自由及不受干擾地使用該等物業。

我們相信，我們所作的假設在此等情況下乃為合理。我們亦已假設，有關政府機關授出該等物業的一切同意、批准及許可證，且沒有可影響價值的附帶繁重條件或不必要延誤。

GREATER CHINA APPRAISAL LIMITED
漢 華 評 值 有 限 公 司

香港
灣仔
港灣道6-8號
瑞安中心
2407室

敬啟者：

茲遵照越秀投資有限公司(簡稱「貴公司」)指示，評估廣州造紙有限公司(簡稱「廣州造紙」)於中華人民共和國(「中國」)廣東省廣州海珠區廣紙路40號的若干樓宇及構築物(簡稱「該等樓宇」)的價值。我們確認曾進行視察、作出有關查詢，並蒐集我們認為需要的其他資料，以便向　閣下呈報該物業於二○○二年八月三十一日(「估值日」)的資本值。

估值基準

估值是按該等樓宇的折舊重置成本計算，所謂折舊重置成本，指該等樓宇的重置總成本，其後可能會在計及該等樓宇的樓齡、狀況、經濟及功能陳舊程度以及環境因素等，而作出適當扣減。此等因素均可能導致現時存在的該等樓宇的價值，在使用方面而言，低於重置後的價值。

重置總成本的定義，乃是估計利用最新科技及物料，一次過將一項資產重置為新資產(以使其生產力及可利用程度與現時資產的相同)，並且按物料、勞工、及已製成設備的現時市價、承建商的間接成本及利潤以及費用等(但不計勞工超時工作薪酬、花紅、或物料或設備的溢價)計算的金額。

經考慮我們所獲提供的資料及陳述，以及上述主要因素後，我們認為，轉讓協議、租賃協議及電、水、熱供應協議的條款整體而言，對股東而言實屬公平合理，而據此預計進行的交易符合股東的利益。因此，我們建議股東投票贊成決議案，以批准轉讓協議、租賃協議、電、水、熱供應協議，及據此預計進行的交易。

此致

香港
灣仔
駱克道160-174號
越秀大廈24樓
越秀投資有限公司
列位股東　台照

代表
禹銘投資管理有限公司
董事
李華倫
謹啟

二〇〇二年十一月九日

於二○○二年一月一日完成，廣州造紙的經調整純利將約為人民幣50,700,000元，減少約0.16%。我們認為下調幅度微小。

正如上文所述，租賃場地的租金可予調整。若於首年後的租金減少5%(根據租賃協議准許的每年最高調整幅度)，將會令每年租金減少人民幣867,500元(相當於約818,397港元)，佔廣州造紙的年度化經調整純利約0.86%。若於首年後租金增加5%，亦將會令年度租金按相同比例增加。鑑於調整幅度及調整機制適用於租金上及下的調整，因此我們認為對盈利及虧損的影響不大。

雖然電、水及熱的單價將會如上文所述作出調整，吾等認為，對盈利及虧損將不會構成影響，原因如下：

i. 假如不進行公司重組及廣州造紙繼續自行生產電、水及熱，而市價改變及廣州市人民政府對電、水及熱費用作出的特殊調整將會相應改變廣州造紙的生產成本。

ii. 調整機制適用於增及減的情況。

c. *營運資金*

由於廣州造紙將毋須償還債項，或作出新投資以維持電、水及熱的生產力，使其能夠應付業務增長導致不斷增加的消耗量，所以在該等方面的營運資金需求將因此削減。

鑒於廣州造紙的有形資產淨值及營運資金會錄得升幅，而對其盈利則差不多沒有影響，及計及削減超過人民幣660,000,000元債項及大幅改善總借貸與總資產比率及提升廣州造紙日後在債務及資本市場進行集資活動的吸引力，所以我們認為，訂立轉讓協議、租賃協議及電、水、熱供應協議整體而言，符合股東的利益。

推薦建議

由於廣州造紙集團為　貴公司附屬公司廣州造紙的主要股東，故根據轉讓協議、租賃協議及電、水、熱供應協議預計進行的交易，構成　貴公司的關連交易。除此之外，廣州造紙集團與　貴公司概無其他關連。因此，我們並無理由懷疑條款並非由訂約雙方按公平原則磋商後釐定。

團自二○○二年一月一日以來，一直為廣州造紙提供電、水及熱，根據電、水、熱供應協議，截至二○○二年十二月三十一日止年度，廣州造紙應支付的總額估計約為人民幣218,100,000元。根據租賃協議及電、水、熱供應協議，截至二○○二年十二月三十一日止年度，廣州造紙應支付的總額將約為人民幣235,500,000元。

貴公司現正就租賃協議及電、水、熱供應協議尋求的豁免為只要於 貴公司各財政年度，根據該等協議進行的交易總額不超過人民幣319,130,000元。該上限是為了就根據該等協議的條款調整收費或租金，及因廣州造紙改變製漿和造紙生產量而產生的電、水及熱消耗量，作出準備。鑒於我們認為基於上述原因，調整機制為公平合理，故我們認為，撥備約人民幣83,630,000元為公平合理。

對廣州造紙的財務影響

a. *有形資產淨值*

於二○○二年六月三十日，廣州造紙的未經審核綜合有形資產淨值約為人民幣1,036,400,000元。

根據廣州造紙於二○○二年六月三十日的未經審核綜合有形資產淨值，並對根據轉讓協議預計進行的交易作出調整，猶如轉讓協議已於二○○二年六月三十日完成，廣州造紙的備考綜合有形資產淨值將約為人民幣1,036,300,000元，減少約0.01%。我們認為下調幅度微小。

實際上，於轉讓協議完成前，轉讓資產的賬面淨值將會因折舊而持續減少，但債項的賬面值則維持不變。於二○○二年八月三十一日，轉讓資產的賬面淨值約為人民幣650,400,000元，而債項的賬面值則維持在約人民幣660,000,000元。因此，假如轉讓協議於二○○二年八月三十一日完成，廣州造紙的資產淨值將會有約人民幣9,600,000元的正面影響，隨着時間的過去，其將會因累積折舊增加而進一步提升。

b. *盈利及虧損*

截至二○○二年六月三十日止六個月，廣州造紙的未經審核純利約為人民幣50,800,000元。

根據廣州造紙截至二○○二年六月三十日止六個月的未經審核純利，並對根據轉讓協議、租賃協議及電、水、熱供應協議預計進行的交易作出調整，猶如該等協議已

政府就供應電、水及熱的費用作出特殊調整，根據電、水、熱供應協議應支付的費用可根據有關規定作出調整。由於該項調整適用於增及減的調整，所以我們認為調整機制為公平合理。

iii. 期限

電、水、熱供應協議的期限預期於二〇二二年十一月屆滿，與 貴公司的全資附屬公司與廣州造紙集團就廣州造紙訂立於二〇二三年九月屆滿的合營協議的期限差不多相符。

iv. 其他選擇

電、水、熱供應協議規定，假如廣州造紙集團的供應暫停，則廣州造紙可向第三方獲取電、水及熱的供應。這確保廣州造紙持續獲得供應製漿和造紙所需的電、水及熱。

據 貴公司表示，市場上有第三者可為廣州造紙提供電、清水及熱，但市場上並無供應濁水及化水。因此，倘廣州造紙集團的供應暫停，而當時市場上並無其他選擇，廣州造紙的運作亦會暫時中斷。然而，如果不進行公司重組，並且廣州造紙繼續自製電、水及熱，廣州造紙亦會面對相同的問題。因此，我們認為，電、水、熱供應協議不會增加廣州造紙就這方面承受的風險。

經考慮上述後，我們認為，電、水、熱供應協議的條款對股東的權益而言實屬公平合理。

豁免持續關連交易

誠如通函所載董事會函件所述，由於 貴公司附屬公司廣州造紙的主要股東廣州造紙集團為 貴公司的關連人士(定義見上市規則)，故租賃協議及電、水、熱供應協議將構成 貴公司的持續關連交易，並將須作出全面披露，及經股東事先批准。 貴公司的代表已提出申請豁免嚴格遵守上市規則第14章所載的有關規定，條件載於通函董事會函件「關連交易及持續關連交易」一段。

假設廣州造紙集團自二〇〇二年一月一日以來，一直出租租賃場地予廣州造紙，根據租賃協議，截至二〇〇二年十二月三十一日止年度，廣州造紙應支付的租金約為人民幣17,400,000元。根據廣州造紙估計電、水及熱的消耗量及第一年的單價，並假設廣州造紙集

經考慮上述各項後，我們認為，租賃協議的條款對股東的權益而言實屬公平合理。

電、水、熱供應協議

於二○○二年十月十七日，廣州造紙與廣州造紙集團訂立電、水、熱供應協議，據此，待(其中包括)轉讓協議完成後，廣州造紙集團將為廣州造紙供應電、水及熱，為期20年。

a. **原因**

轉讓資產包括用作生產廣州造紙於製漿和造紙業務過程中使用的電、水及熱的若干機器。電、水、熱供應協議為廣州造紙的公司重組活動其中一部分，以抵銷轉讓協議於完成後對廣州造紙主要業務持續運作的任何影響。

b. **條款**

i. 第一年單價

第一年單價為經計及按生產成本或業內提供該等電、水及熱的市價後，根據廣州市人民政府的適用規定釐定。根據廣州造紙提供的資料，及按截至二○○二年十二月三十一日止年度的估計耗用量計算，電、水及熱的整體開支設定為其現有生產總成本漲價1.09%。電、清水及熱各項的單價不高於廣州造紙在市場上從第三者可獲得的價格。濁水及化水不能在市場上取得，因此並無可供比較的市價。由於濁水及化水估計費用佔廣州造紙於截至二○○二年十二月三十一日止年度應支付的所有電、水及熱估計總費用少於0.4%，及鑒於整體開支僅稍高於現有生產總成本，所以我們認為，缺乏濁水及化水的可供比較市價將不會影響整體開支的公平合理程度。

ii. 每單位收費調整

廣州造紙及廣州造紙集團將會於電、水、熱供應協議的期限內，每年事先以書面協定年費。單位收費調整的百分比，將不會超過市價調整的百分比，亦不會超過上一年單位收費的10%，惟須受下文所述的特殊調整所規限。假如廣州市人民

經考慮以上因素，我們認為轉讓協議的條款對有關股東的權益而言實屬公平合理。

租賃協議

於二○○二年十月十七日，廣州造紙與廣州造紙集團訂立租賃協議，據此，待（其中包括）轉讓協議完成後，廣州造紙將會向廣州造紙集團租用租賃場地，月租約為人民幣1,446,000元（可作出調整），租期20年。

a. 原因

廣州造紙佔用租賃場地，作製漿和造紙業務之用。租賃場地（不包括土地使用權）構成轉讓資產的一部分，並將會根據轉讓協議，租賃場地將轉讓予廣州造紙集團。租賃協議為廣州造紙進行的公司重組活動其中一部分，以抵銷轉讓協議於完成後對廣州造紙主要業務持續運作的任何影響。

b. 條款

i. 租金

租金由訂約雙方經計及區內相類似物業的市值租金，根據廣州市人民政府就同區類似物業設定的標準租金，按公平原則磋商後協定。根據漢華評值的專業意見，根據租賃協議的租金屬於市值租金的範圍內。

ii. 租金調整

租金將會根據適用的有關規定，因廣州市人民政府徵收的標準租金、土地使用稅、費的改變而作出調整，但租金的調整幅度上限為上一年度的5%。由於該項調整適用於增及減的調整，故我們認為調整機制為公平合理。

iii. 期限

貴公司的全資附屬公司（持有廣州造紙51%權益）與廣州造紙集團（持有廣州造紙49%權益）於一九九三年八月三十日就成立及經營廣州造紙訂立的合營協議（及於一九九八年二月二十日修訂）的期限將於二○二三年九月屆滿。因此，租賃協議的期限預期於二○二二年十一月屆滿，亦與合營協議的期限差不多相符。

所考慮的主要因素及原因

該等建議交易

根據轉讓協議、租賃協議及電、水、熱供應協議預計進行的交易，實際上為廣州造紙出售轉讓資產及售後租回租賃場地(租賃場地(土地使用權除外)為轉讓資產的一部分)，以及獲取提供轉讓資產其他部分供應的電、水及熱。轉讓資產的代價將悉數支付及最終解除廣州造紙欠廣州造紙集團的債項，因此削減廣州造紙的全部債務。

轉讓協議

於二○○二年十月十七日，廣州造紙與廣州造紙集團訂立轉讓協議，據此，廣州造紙將會待達成若干先決條件後，轉讓該等轉讓資產的全部權益予廣州造紙集團，以悉數及最終解除債項。

a. 原因

轉讓協議為廣州造紙進行的公司重組活動其中一部分，而董事相信，由於廣州造紙的資產負債情況將因負債總額削減及總借貸與總資產比率有所改善而好轉，所以該協議將有利於廣州造紙的長遠發展，以及提升廣州造紙任何日後集資活動的吸引力，包括在債務及資本市場進行集資。

根據廣州造紙於二○○二年六月三十日的未經審核管理賬目，其總借貸與總資產比率約為42.6%。假設轉讓協議完成，備考總借貸與總資產比率將下降至約25.2%。由於廣州造紙為 貴公司的間接附屬公司，故債項將可從 貴公司的綜合賬目中撇除。

b. 代價

轉讓資產的代價將悉數支付及最終解除廣州造紙欠廣州造紙集團的債項，該筆代價是由廣州造紙與廣州造紙集團按公平原則磋商釐定。

由於代價約人民幣660,000,000元較轉讓資產的經調整賬面值約人民幣633,800,000元(根據轉讓資產於二○○二年八月三十一日的未經審核賬面值約人民幣650,400,000元釐定，並就估值作出調整)溢價約4.15%，所以廣州造紙可按較經調整賬面值有溢價的價格出售轉讓資產。因此，吾等與董事的意見一致，認為轉讓資產的代價對股東的利益而言實屬公平合理。


YU MING INVESTMENT MANAGEMENT LIMITED
禹銘投資管理有限公司

敬啟者：

關連交易
及持續關連交易

緒言

我們已獲委聘就轉讓協議、租賃協議及電、水、熱供應協議給予股東意見，有關轉讓協議、租賃協議及電、水、熱供應協議的詳情載於二○○二年十一月九日致股東的通函(「通函」，本函件為其中一部分)所載董事會函件內。除文義另有所指外，本函件所用詞彙與通函所界定者具相同涵義。

我們於編製意見時，已依賴通函所載的聲明、資料、意見及陳述，以及董事提供予我們的資料、陳述及意見。我們已假設通函所載或所述的所有聲明、資料、意見及陳述，及董事所提供的一切資料、陳述及意見(董事就此負全責)，據其所深知，於編製及直至本函件發出日期時持續真實及準確。

我們認為，我們已獲提供足夠資料，以為我們的意見達致合理基礎。我們並無理由懷疑有任何有關資料遭隱瞞，亦不知悉有任何事實或情況會導致我們所獲提供的資料及向我們作出的陳述及意見不真實、不準確或產生誤導。經作出一切合理查詢後，董事已進一步確認，據其所深知，他們相信並無遺漏其他事實或陳述，致令通函(包括本函件)的任何聲明產生誤導。然而，我們並無對董事提供的資料進行獨立查核，亦無對 貴集團或廣州造紙的業務及事宜進行獨立深入調查。

7. 其他資料

敬希垂注本通函所載的其他資料，包括獨立財務顧問的函件、估值報告，以及股東特別大會通告。

此致

列位股東　台照

承董事會命
董事長
劉錦湘
謹啟

二〇〇二年十一月九日

按上述計算方法，於本公司各個財政年度，根據租賃協議及電、水、熱供應協議進行的交易的上限總額為人民幣319,130,000元(即人民幣19,130,000元 + 人民幣300,000,000元)(約301,070,000港元)。

預期嚴格遵守上市規則第14.26條的豁免(倘授出)及適用的上限金額將於二○○四年十二月三十一日前有效，本公司將再次向聯交所申請進一步豁免。假如在上述有效期內任何時間超出上限金額，或假如租賃協議或電、水、熱供應協議的條款有任何更改，或假如廣州造紙與廣州造紙集團或任何其他關連人士於該項豁免(倘授出)的有效期內訂立新安排或協議，或倘根據租賃協議及／或電、水、熱供應協議進行的交易於該項豁免(倘授出)屆滿後持續進行，本公司將遵守上市規則第14章規管關連交易的條文，惟本公司另行向聯交所申請並取得豁免則除外。

5. 股東特別大會

股東特別大會通告載於本通函第34及第35頁。股東特別大會謹訂於二○○二年十一月二十五日星期一上午九時三十分假座香港北角渣華道67-75號粵華酒店1樓舉行，會上將提呈批准下列事項的普通決議案：

- 轉讓協議；
- 租賃協議；及
- 電、水、熱供應協議。

隨本通函附上股東特別大會適用的代表委任表格。無論 閣下(作為股東)會否親身出席股東特別大會，請盡快根據該表格上印列的指示填妥該表格及交回本公司的股份過戶登記處雅柏勤證券登記有限公司(地址為香港干諾道中111號永安中心5樓)，惟無論如何最遲須於股東特別大會(或其任何續會)指定舉行時間四十八小時前交回。填妥及交回代表委任表格後， 閣下仍可親身出席股東特別大會(或其任何續會)，並於會上投票。

6. 建議

董事認為，轉讓協議、租賃協議及電、水、熱供應協議的條款整體上對股東而言為公平合理，以及該等建議交易符合股東的利益。故此，董事建議股東就轉讓協議、租賃協議及電、水、熱供應協議的普通決議案投贊成票。

閣下將會收到獨立財務顧問就轉讓協議、租賃協議、電、水、熱供應協議及該等建議交易的條款而另外提供的建議。獨立財務顧問的函件已載於本通函第14至第21頁。

(f) 廣州造紙須向聯交所承諾，只要本公司股份仍然在聯交所上市，其將讓本公司核數師取得該公司一切有關記錄，以便核數師進行審核上文第(d)段所述的交易；及

(g) 假如日後上市規則有任何修訂，對根據租賃協議及電、水、熱供應協議進行的交易所屬類別的交易，較該公佈刊發日期適用的規定實施更嚴緊限制，則本公司必須即時採取行動，確保在合理時間內符合該等規定。

上文第(b)段所列的上限金額，是參考下列各項後釐定：(i)廣州造紙於租賃協議及電、水、熱供應協議首年應付的年費，該年費為經計及相類似物業及電、水及熱的市價，或該等電、水及熱的生產成本後，根據廣州市人民政府設定的標準收費釐定；(ii)根據電、水、熱供應協議，按市價可能作出的調整；(iii)根據租賃協議及電、水、熱供應協議，按廣州市人民政府的規定可能作出的調整；(iv)廣州造紙就截至二○○四年十二月三十一日止未來三個年度估計的生產量；及假設年費將不會有任何削減。

上文第(b)段所述的上限總額的計算方法如下：

(a) **根據租賃協議：**

第一年租金	：	約人民幣17,352,000元 (即人民幣1,446,000元 x 12個月)
假設第二年及第三年的租金較上年度的租金增加5%	：	人民幣17,352,000元 x 1.05 x 1.05 = 約人民幣19,130,000元

(b) **根據電、水、熱供應協議：**

第一年年費	：	約人民幣218,099,000元
假設第二年及第三年的年費較上年度的年費增加10%	：	人民幣218,099,000元 x 1.1 x 1.1 =約人民幣263,900,000元
第二年及第三年將會計及廣州市人民政府作出的特別調整和廣州造紙估計的生產量，按約14%的增幅計算	：	人民幣263,900,000元 x 1.14 =約人民幣300,000,000元

鑒於根據租賃協議及電、水、熱供應協議進行的交易將會持續進行，且就該等交易每次均刊發報章公佈及召開股東大會實屬過於繁瑣，所以本公司的代表已向聯交所申請豁免嚴格遵守上市規則第14.26條的規定。倘獲授該項豁免，預計該項豁免於二○○四年十二月三十一日止前有效，並須符合下列條件，方可作實：

(a) 交易必須：

(i) 由廣州造紙於日常及一般業務過程中訂立；

(ii) 按(A)正常商業條款（此項陳述將參考性質類同及由相類似實體進行的交易後釐定）或(B)（假如無可供比較的條款）對股東而言實屬公平合理的條款進行；及

(iii) 根據租賃協議及電、水、熱供應協議的條款訂立；

(b) 於本公司每個財政年度，根據租賃協議及電、水、熱供應協議進行的交易總額，不超過人民幣319,130,000元（約301,070,000港元）；

(c) 獨立非執行董事須每年審閱交易，並於本公司於下年度的年報中確認，該等交易為按上文第(a)及(b)段所述的方式進行；

(d) 本公司核數師須每年審閱交易，並於致董事的函件（「函件」，副本須呈交聯交所上市科）中表示：

(i) 交易是否獲董事會批准；

(ii) 交易是否根據租賃協議及電、水、熱供應協議的條款訂立；及

(iii) 是否超出上限的金額；

及不論任何原因，倘核數師拒絕委聘或無法提供函件，董事須即時聯絡聯交所上市科；

(e) 根據上市規則第14.25(1)(A)至(D)條的規定，在本公司每個財政年度的年報中披露有關財政年度的交易詳情，連同上文第(c)段所述獨立非執行董事的意見書；

3. 訂立該等建議交易的原因

為提升競爭力，廣州造紙現正進行公司重組，重整其資產及負債，而本通函所述的交易為其中一部分。轉讓協議將會減低廣州造紙的負債淨額及改善總借貸與總資產比率，而訂立租賃協議及電、水、熱供應協議可確保廣州造紙的製漿和造紙業務，將於轉讓該等轉讓資產後不受影響。董事相信，該等交易將有利廣州造紙的長遠發展，以及提升任何日後集資活動的吸引力，包括在債務及資本市場進行集資。然而，若干條件須根據中國有關規則及規定於公司重組及集資活動完成前獲達到。該等公司重組及集資活動不一定會完成。

董事認為，轉讓協議、租賃協議及電、水、熱供應協議的條款整體上對股東而言為公平合理，以及該等建議交易符合股東的利益。由於廣州造紙為本公司的間接附屬公司，本集團的負債淨額亦將會減少，總借貸與總資產比率並將獲改善。

本集團現時主要從事(i)房地產投資及開發；(ii)(主要透過廣州造紙)製造及銷售漿和紙；(iii)製造及銷售水泥及預拌混凝土；及(iv)經營收費公路、高速公路及橋樑。

4. 關連交易及持續關連交易

廣州造紙為中外合資經營企業，本公司間接擁有其51%股權，而廣州造紙集團則擁有49%股權，廣州造紙主要於中國從事製漿和造紙業務。廣州造紙集團主要在中國從事製漿及造紙業務。由於轉讓協議是由本公司附屬公司與該附屬公司的主要股東訂立，因此，根據上市規則，轉讓協議構成本公司的關連交易。所以，根據上市規則，轉讓協議須待股東於股東特別大會上批准後，方可作實。由於有關轉讓協議的唯一關連人士為廣州造紙集團，且廣州造紙集團並無擁有(本身或由其聯繫人擁有)本公司任何股權，所以概無股東須放棄投票。

租賃協議及電、水、熱供應協議是由轉讓協議的相同訂約方訂立，所以根據上市規則，根據租賃協議及電、水、熱供應協議進行的交易在其期限內，構成本公司的持續關連交易，並根據上市規則，須待股東在股東特別大會上批准後，方可作實。由於有關租賃協議及電、水、熱供應協議的唯一關連人士為廣州造紙集團，且廣州造紙集團並無擁有(本身或由其聯繫人擁有)本公司任何股權，所以概無股東須放棄投票。

的特殊調整。如廣州市人民政府對電、水及熱的供應費作出特殊調整時，根據電、水、熱供應協議應支付的費用可根據有關規定作出調整。

根據廣州造紙在上一年度電、水及熱的消耗量及下文呈列第一年設定的單價計算，第一年供應的年費估計約為人民幣218,099,000元。該等單價為經計及按生產成本或業內提供該等電、水及熱的市價後，根據廣州市人民政府的適用規定而釐定。

第一年的電、水及熱供應單價如下：

電、水及熱	**第一年單價**
電力	每千瓦時人民幣0.358元
濁水	每立方米人民幣0.12元
清水	每立方米人民幣0.445元
化水	每立方米人民幣5.1元
熱	每吉焦人民幣29.1元

期限：

由電、水、熱供應協議的先決條件全部獲達成之日起計二十年。

先決條件：

電、水、熱供應協議須待下列條件獲達成後，方可作實：

1. 股東批准電、水、熱供應協議；

2. 如有需要，本公司獲得其債權人同意，執行電、水、熱供應協議；及

3. 根據轉讓協議的所有條件獲達成。

預期本公司將於二○○二年十一月三十日前獲得其債權人(包括兩家銀行財團)的同意。

期限：

由租賃協議的先決條件全部獲達成之日起計二十年。

用途：

租賃場地須由廣州造紙用作製漿和造紙業務。

未經廣州造紙集團事先書面同意前，廣州造紙不得轉租、分租或抵押租賃場地。

先決條件：

租賃協議須待下列條件獲達成後，方可作實：

1. 股東批准租賃協議；

2. 如有需要，本公司獲得其債權人同意，執行租賃協議；及

3. 根據轉讓協議的所有條件獲達成。

預期本公司將於二○○二年十一月三十日前獲得其債權人(包括兩家銀行財團)的同意。

電、水、熱供應協議

訂約方：

供應商：　廣州造紙集團
用戶：　　廣州造紙

供應電、水及熱：

根據電、水、熱供應協議，由廣州造紙集團為廣州造紙位於中國廣州海珠區廣紙路40號(當中包括租賃場地)的建築物，每日二十四小時連續為廣州造紙供應電、水及熱，惟須受下文所列的若干條件限制。廣州造紙於製漿和造紙業務中消耗的該等電、水及熱，將會從廣州造紙轉讓予廣州造紙集團的部分轉讓資產中產生。

費用：

年費由訂約雙方就電、水、熱供應協議的期限內每年以書面事先協定，單價的調整百分比不得超過市價的調整百分比，並且不得超過上一年度單價的10%，惟可作出下文所述

代價：

轉讓該等轉讓資產的代價約為人民幣660,000,000元(約623,000,000港元)，將以悉數及最終解除債項的方式償付代價。董事認為，代價較於二〇〇二年八月三十一日轉讓資產的未經審核賬面值約人民幣650,400,000元(約613,600,000港元)，溢價約1.5%，對本公司及其股東整體而言實屬公平合理。

先決條件：

轉讓協議須待下列條件獲達成後，方告完成：

1. 股東通過決議案，批准轉讓協議、租賃協議及電、水、熱供應協議；及

2. 如有需要，本公司獲得其債權人同意，執行轉讓協議。

預期本公司將於二〇〇二年十一月三十日前獲得其債權人(包括兩家銀行財團)的同意。

租賃協議

訂約方：

出租人：　廣州造紙集團
承租人：　廣州造紙

租賃場地：

根據租賃協議，廣州造紙集團將出租租賃場地予廣州造紙，用作經營製漿和造紙業務，惟須受下文所列的若干條件限制。這些車間及建築物由轉讓資產的所有車間及建築物(位於發電廠房的車間及建築物除外)組成。

租金：

每月約人民幣1,446,000元(約1,364,000港元)，經訂約雙方經計及區內相類似物業的市值租金，根據廣州市人民政府就同區類似物業設定的標準租金，按公平原則磋商後協定。假如廣州市人民政府調整標準租金、土地使用稅、費，則租金可根據有關規定作出調整，但租金的調整幅度不超過上一年度的5%。5%的上限為參考廣州市人民政府於過去三年調整該等費用的歷史數據後釐定。

廣州造紙為中外合資經營企業，本公司間接擁有其51%股權，而廣州造紙集團則擁有49%股權，廣州造紙主要於中國從事製漿和造紙業務。廣州造紙集團主要在中國從事製漿及造紙業務。因此，根據上市規則，轉讓協議構成本公司的關連交易，而根據租賃協議及電、水、熱供應協議分別進行的交易構成本公司的持續關連交易，故根據上市規則，全部均須待股東於股東特別大會上批准後，方可作實。由於有關轉讓協議、租賃協議及電、水、熱供應協議的唯一關連人士為廣州造紙集團，且廣州造紙集團並無擁有(本身或由其聯繫人擁有)本公司任何股權，所以概無股東須放棄投票。

禹銘已獲委任為獨立財務顧問，以就轉讓協議、租賃協議及電、水、熱供應協議的條款整體上對股東而言是否公平合理，以及該等建議交易是否符合股東的利益，就此向股東提供建議。

本通函旨在為股東提供有關(其中包括)轉讓協議、租賃協議及電、水、熱供應協議，以及該等建議交易的進一步資料，以供股東就本通函第34及第35頁所載的股東特別大會通告所列的決議案考慮如何投票。獨立財務顧問致股東的函件載於本通函第14至第21頁，當中載列其認為轉讓協議、租賃協議及電、水、熱供應協議的條款整體上，對股東而言是否公平合理，以及該等建議交易是否符合股東的利益的建議。

2. 該等建議交易

轉讓協議

訂約方：

轉讓人： 廣州造紙
承讓人： 廣州造紙集團

將轉讓的資產：

根據轉讓協議，轉讓資產將不附帶產權負擔，由廣州造紙轉讓予廣州造紙集團，惟須受下文所列的若干條件限制。

於轉讓該等轉讓資產完成後，廣州造紙與轉讓資產有關的僱員之間各自訂立的勞工合同將終止，而該等僱員與廣州造紙集團將根據有關中國法律及規則，訂立新勞工合同。



越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED

(於香港註冊成立的有限公司)

董事：
劉錦湘(董事長)
謝樹文
陳光松
李　飛
梁凝光
肖博彥
羅國慶
董迴雁
黎家強
施金鈴
尹　輝
吳一岳
王洪濤
黃之強
甄玉鳳
余立發*
李家麟*

* 獨立非執行董事

註冊辦事處：
香港
灣仔
駱克道160-174號
越秀大廈
24樓

敬啟者：

關連交易

1. 緒言

於二○○二年十月十七日公佈，廣州造紙與廣州造紙集團訂立下列協議：

1. 轉讓協議，據此，廣州造紙將會轉讓其於轉讓資產中的全部權益予廣州造紙集團；

2. 租賃協議，據此，廣州造紙集團將會出租租賃場地予廣州造紙；及

3. 電、水、熱供應協議，據此，廣州造紙集團將供應電、水、熱予位於中國廣州海珠區廣紙路40號(當中包括租賃場地)廣州造紙的場地。

「電、水、熱供應協議」	指	廣州造紙集團與廣州造紙於二○○二年十月十七日訂立的協議，據此，廣州造紙集團將向位於中國廣州海珠區廣紙路40號(當中包括租賃場地)廣州造紙的場地供應電、水及熱
「估值」	指	由漢華評值就將根據轉讓協議轉讓予廣州造紙集團的廣州造紙的一切車間及配套建築物，於二○○二年八月三十一日的公平市值而編製的獨立物業估值，該等車間及配套建築物位於中國廣州海珠區廣紙路40號
「估值報告」	指	由漢華評值就估值而編製的函件及估值證書
「禹銘」	指	禹銘投資管理有限公司，一家根據香港法例第333章證券條例註冊的投資顧問
「越秀企業」	指	越秀企業(集團)有限公司，於香港註冊成立的有限公司
「港元」	指	香港法定貨幣港元
「人民幣」	指	中國法定貨幣人民幣
「平方米」	指	平方米
「%」	指	百分比

於本通函內，人民幣已按1港元兑人民幣1.06元的滙率折算為港元，僅供參考之用。上述的滙率不表示有關的人民幣金額已經或曾經或可以按該滙率或任何其他滙率(視情況而定)換算為港元。

「租賃協議」	指	廣州造紙集團與廣州造紙於二〇〇二年十月十七日訂立的協議，據此，廣州造紙集團將出租租賃場地予廣州造紙
「租賃場地」	指	位於中國廣州海珠區廣紙路40號的部分土地、車間及配套建築物，建築樓面面積共約為142,344平方米
「債項」	指	廣州造紙欠廣州造紙集團的債項約人民幣660,000,000元(約623,000,000港元)
「上市規則」	指	聯交所證券上市規則
「中國」	指	中華人民共和國，就本通函而言，不包括香港、澳門及台灣
「該等建議交易」	指	根據轉讓協議、租賃協議及電、水、熱供應協議預計進行的該等交易
「披露權益條例」	指	香港法例第396章證券(披露權益)條例
「新交所」	指	Singapore Exchange Securities Trading Limited(新加坡證券交易所)
「股份」	指	本公司股本中每股面值0.10港元的股份
「股東」	指	本公司股東
「聯交所」	指	香港聯合交易所有限公司
「轉讓協議」	指	廣州造紙與廣州造紙集團於二〇〇二年十月十七日訂立的協議，據此，廣州造紙將轉讓其於轉讓資產的所有權益予廣州造紙集團
「轉讓資產」	指	廣州造紙位於中國廣州海珠區廣紙路40號的部分車間及配套建築物，建築樓面面積約為198,410平方米、發電廠內生產電、水及熱的廠房、機器及設備，以及後勤部門及供銷部門的資產，全部由廣州造紙擁有

釋　義

本通函內，除文義另有所指外，下列詞語具有下列涵義：

「該公佈」	指	本公司於二○○二年十月十七日發表的公佈
「聯繫人」	指	具有上市規則所賦予的涵義
「董事會」	指	本公司董事會
「本公司」	指	越秀投資有限公司，一家於香港註冊成立的公司，其股份在聯交所及新交所上市
「董事」	指	本公司的董事
「股東特別大會」	指	本公司謹訂於二○○二年十一月二十五日星期一上午九時三十分假座香港北角渣華道67-75號粵華酒店1樓召開為考慮及酌情批准轉讓協議、租賃協議及電、水、熱供應協議的股東特別大會
「漢華評值」	指	漢華評值有限公司，特許估值測量師及註冊專業測量師
「本集團」	指	本公司及其附屬公司及聯營公司
「廣州造紙」	指	廣州造紙有限公司，根據中國法律成立的中外合資經營企業，為本公司的間接附屬公司
「廣州造紙集團」	指	廣州造紙集團有限公司，前稱廣州造紙廠，根據中國法律成立的有限公司
「越秀交通」	指	越秀交通有限公司，一家於百慕達註冊成立的公司，亦為本公司的附屬公司，其股份於聯交所上市
「香港」	指	中國香港特別行政區
「獨立財務顧問」	指	禹銘
「最後實際可行日期」	指	二○○二年十一月六日，即本通函付印前為確定其所載若干資料的最後實際可行日期

目　錄

頁次

此乃要件　請即處理

閣下如對本通函各方面或應辦的手續有**任何疑問**，應諮詢　閣下的股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下的越秀投資有限公司股份全部**售出**，應立即將本通函送交買主，或經手買賣的銀行、股票經紀或其他代理商，以便轉交買主。



越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED
(於香港註冊成立的有限公司)

關連交易

越秀投資有限公司
股東的獨立財務顧問



禹銘投資管理有限公司

越秀投資有限公司董事會的函件載於本通函第4至第13頁。獨立財務顧問禹銘投資管理有限公司致越秀投資有限公司股東的函件載於第14至第21頁。

越秀投資有限公司謹訂於二〇〇二年十一月二十五日星期一上午九時三十分假座香港北角渣華道67-75號粵華酒店1樓舉行股東特別大會，大會通告載於第34及第35頁。無論　閣下能否出席大會，務請根據代表委任表格上印備的指示，填妥該表格及盡快交回越秀投資有限公司的股份過戶登記處雅柏勤證券登記有限公司（地址為香港干諾道中111號永安中心5樓），惟無論如何最遲須於大會（或其任何續會）指定舉行時間四十八小時前交回。填妥及交回代表委任表格後，　閣下仍可出席大會（或其任何續會），並於會上投票。

二〇〇二年十一月九日



Companies Registry
公司註冊處

Form 表格 **D2**

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

362639

1 Company Name 公司名稱

Guangzhou Investment Company Limited
越秀投資有限公司

2 Type of Change 更改事項

* [ ] Resignation or cessation 辭職或停職
- [ ] New appointment 新委任
- [√] Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註2) A. **Resignation or cessation** 辭職或停職
(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

* [ ] Secretary 秘書 [ ] Director 董事 [ ] Alternate Director 替代董事

Name 姓名

Surname 姓氏 Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼 Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼 Issuing Country 簽發國家

Date of Resignation or Cessation 辭職或停職日期

DD 日 MM 月 YYYY 年

Date 日期 Alternate To 替代

** Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

Guangzhou Investment Company Limited
24/F., Yue Xiu Building,
160-174 Lockhart Road,
Wanchai, Hong Kong

FRQ8661

For Official Use
請勿填寫本欄

收件日期 RECEIVED
22-05-2002
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

362639

3 Details of Change 更改詳情 (cont'd 續上頁)

(Note 註 3 & 4)

B. Appointment / Change of particulars 委任 / 更改資料

(Use Continuation Sheet B if more than 1 director / secretary is involved 如涉及超過一位董事/秘書，請用續頁B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期		
Reporting of ID card number of Director	16	05	2002
	DD 日	MM 月	YYYY 年

Existing Name 現用姓名: CHEN Guangsong 陳光松

Name / New Name 姓名／新姓名:

Surname 姓氏 Other names 名字

-

Alias (if any) 別名（如有的話）

-

Previous Names 前用姓名

Address 地址: -

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
R104588(0)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

This Notification includes 0 Continuation Sheet A and 0 Continuation Sheet B.

本通知書包括 ______ 張續頁A及 ______ 張續頁B。

Signed 簽名：

(Name 姓名)：(Wong Chi Keung) Date 日期： 16th May, 2002

Secretary
秘書



Companies Registry
公 司 註 冊 處

Form 表格 **D2**

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

362639

1 Company Name 公司名稱

Guangzhou Investment Company Limited
越 秀 投 資 有 限 公 司

2 Type of Change 更改事項

* [√] Resignation or cessation 辭職或停職
[ ] New appointment 新委任
[ ] Change of particulars 更改資料

3 Details of Change 更改詳情

Note 註2) A. **Resignation or cessation 辭職或停職**
(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

* [ ] Secretary 秘書 [√] Director 董事 [ ] Alternate Director 替代董事

Name 姓名	Surname 姓氏	Other names 名字
	Cai 蔡	Hanxiang 漢祥

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
P084827(5)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Date of Resignation or Cessation 辭職或停職日期

DD 日	MM 月	YYYY 年	Alternate To 替代
19	09	2002	-

Date 日期

* *Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

Guangzhou Investment Company Limited
24/F., Yue Xiu Building,
160-174 Lockhart Road,
Wanchai, Hong Kong

For Official Use
請勿填寫本欄

收件日期 RECEIVED
23 -09- 2002
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

FRQ9105
Second revision to Specification No. 1/97 (Amendment No. 1/99)
指明編號第1/97號的第2期修訂(修訂編號第1/99號)

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

362639

3 **Details of Change** 更改詳情 (cont'd 續上頁)

Note 註 3 & 4)

B. **Appointment / Change of particulars** 委任 / 更改資料

(Use Continuation Sheet B if more than 1 director / secretary is involved 如涉及超過一位董事/秘書，請用續頁B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期		
	DD 日	MM 月	YYYY 年

Existing Name 現用姓名

Name／New Name 姓名／新姓名

Surname 姓氏 Other names 名字

Alias (if any) 別名（如有的話）

Previous Names 前用姓名

Address 地址

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼 Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼 Issuing Country 簽發國家

This Notification includes 0 Continuation Sheet A and 0 Continuation Sheet B.

本通知書包括 ______ 張續頁A及 ______ 張續頁B。

Signed 簽名：

(Name 姓名)：(Wong Chi Keung)

Secretary 秘書

Date 日期： 19th September, 2002



Companies Registry
公 司 註 冊 處

Form 表格 **D2**

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

362639

1 **Company Name** 公司名稱

Guangzhou Investment Company Limited
越 秀 投 資 有 限 公 司

2 **Type of Change** 更改事項

* [√] Resignation or cessation 辭職或停職

[√] New appointment 新委任

[ ] Change of particulars 更改資料

3 **Details of Change** 更改詳情

(Note 註2) A. **Resignation or cessation** 辭職或停職

(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

* [ ] Secretary 秘書 [√] Director 董事 [ ] Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字
Liu 劉	Jinxiang 錦湘

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
P866747(4)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Date of Resignation or Cessation 辭職或停職日期

DD 日	MM 月	YYYY 年	Alternate To 替代
08	01	2003	-

Date 日期

** Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

Guangzhou Investment Company Limited
24/F., Yue Xiu Building,
160-174 Lockhart Road,
Wanchai, Hong Kong
FRQ9340

For Official Use
請勿填寫本欄

收件日期 RECEIVED
15 -01- 2003
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

362639

3 **Details of Change** 更改詳情 (cont'd 續上頁)

(Note 註 3 & 4)

B. **Appointment / Change of particulars** 委任 / 更改資料

(Use Continuation Sheet B if more than 1 director / secretary is involved 如涉及超過一位董事/秘書，請用續頁B 填寫)

Brief Description 簡略描述	DD 日	MM 月	YYYY 年
Appointment of Director	08	01	2003

Effective Date(s) 生效日期

Existing Name 現用姓名: -

Name／New Name 姓名／新姓名:

Surname 姓氏	Other names 名字
Ou 區	Bingchang 秉昌

Alias (if any) 別名（如有的話）: -

Previous Names 前用姓名:

Address 地址: 19B, Linway Court, 69-71 Stone Nullah Street, Wanchai, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
-	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
P.5178100	China

This Notification includes 0 Continuation Sheet A and 0 Continuation Sheet B.

本通知書包括 0 張續頁A及 0 張續頁B。

Signed 簽名：

(Name 姓名)：(Wong Chi Keung) Date 日期： 8th January, 2003

Secretary 秘書



Companies Registry
公司註冊處

Form 表格 **SC1**

Return of Allotments
股份分配申報表

Company Number 公司編號
362639

1 Company Name 公司名稱
Guangzhou Investment Company Limited
越秀投資有限公司

2 Date(s) of Allotment 分配日期 (Note 註 2)

07	02	2002	to 至	07	03	2002
DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年

3 Totals of this Allotment 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ 24,000.0

Premium Amount Paid and Payable [(A) + (B)] 已繳及應繳的溢價總額 [(A) +(B)] $ 96,192.0

4 Cumulative Total of Paid-up Capital (Including this Allotment) $ 401,012,366.7
累積繳足股款總額 (包括此分配)

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable **(A)** 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		
Ordinary	240,000	HK$0.10	HK$0.5008	-	HK$0.4008	HK$96,192.0

Presenter's Name and Address
提交人的姓名及地址

Guangzhou Investment Company Limited
24/F Yue Xiu Building
160-174 Lockhart Road
Wanchai Hong Kong

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

22/03/2002	CC395653
CR No. :	-362639-
Sh. Form :	SC1
08	$97.00
TOTAL(CSH)	$97.00

Return of Allotments

股份分配申報表

Company Number 公司編號

362639

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額
-					

Consideration for which the Shares have been Allotted 分配上述股份的代價

-

Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
Chan Wai Yee	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	140,000		
Tsang Chiu Ho	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	100,000		
	Total Shares Allotted by Class 各類股份分配總額	240,000		

Signed 簽名：

(Name 姓名)：(Wong Chi Keung) Date 日期： 21st March 2002

Director 董事／Secretary 秘書 *

**Delete whichever does not apply 請刪去不適用者*



Companies Registry
公司註冊處

Form 表格 **SC1**

Return of Allotments
股份分配申報表

Company Number 公司編號

362639

1 Company Name 公司名稱

Guangzhou Investment Company Limited
越秀投資有限公司

Date(s) of Allotment 分配日期 (Note 註 2)

19	04	2002	to 至			
DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年

3 Totals of this Allotment 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ 14,000.0

Premium Amount Paid and Payable [(A) + (B)] 已繳及應繳的溢價總額 [(A) +(B)] $ 56,112.0

4 Cumulative Total of Paid-up Capital (Including this Allotment) $ 401,026,366.7
累積繳足股款總額 (包括此分配)

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已/應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (A) 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		
Ordinary	140,000	HK$0.10	HK$0.5008	-	HK$0.4008	HK$56,112.0

Presenter's Name and Address
提交人的姓名及地址

Guangzhou Investment Company Limited
24/F Yue Xiu Building
160-174 Lockhart Road
Wanchai Hong Kong

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

07/05/2002	FF539530
CR No. :	-362639-
Sh. Form :	SC1
08	$57.00
TOTAL(CSH)	$57.00

Return of Allotments

股份分配申報表

Company Number 公司編號

362639

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額
-					

Consideration for which the Shares have been Allotted 分配上述股份的代價

-

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
Leung Lau Kuen	Rm 1607 Lee Ga Building 131 Sai Wan Ho Street Hong Kong	140,000		
	Total Shares Allotted by Class 各類股份分配總額	140,000		

Signed 簽名：

(Name 姓名)：(Wong Chi Keung) Date 日期： 6th May 2002

Director 董事／Secretary 秘書 *

*Delete whichever does not apply 請刪去不適用者



Companies Registry
公司註冊處

Form 表格 **SC1**

Return of Allotments
股份分配申報表

Company Number 公司編號

362639

1 Company Name 公司名稱

Guangzhou Investment Company Limited
越秀投資有限公司

2 Date(s) of Allotment 分配日期 (Note 註 2)

29	05	2002	to 至			
DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年

3 Totals of this Allotment 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ 10,000.0

Premium Amount Paid and Payable [(A) + (B)] 已繳及應繳的溢價總額 [(A) +(B)] $ 40,080.0

4 Cumulative Total of Paid-up Capital (Including this Allotment) $ 401,036,366.7
累積繳足股款總額 (包括此分配)

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (A) 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		
Ordinary	100,000	HK$0.10	HK$0.5008	-	HK$0.4008	HK$40,080.0

Presenter's Name and Address
提交人的姓名及地址

Guangzhou Investment Company Limited
24/F Yue Xiu Building
160-174 Lockhart Road
Wanchai Hong Kong

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

27/06/2002 II451531
CR No. : -362639-
Sh. Form : SC1
08 $41.00

TOTAL(CSH) $41.00

Return of Allotments

股份分配申報表

Company Number 公司編號

362639

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額
-					

Consideration for which the Shares have been Allotted 分配上述股份的代價

-

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
Leung Fung Kiu	133B G/F Hing Luen Court Pak She San Tsuen Cheung Chau, Hong Kong	50,000		
Luk Ka Wai	Flt 1278 Blk F Kwun Lung Lau, 20 Lung Wah Street Kennedy Town, Hong Kong	50,000		
	Total Shares Allotted by Class 各類股份分配總額	100,000		

Signed 簽名：

(Name 姓名)：(Wong Chi Keung) Date 日期： 27th June 2002

Director 董事／Secretary 秘書 *

*Delete whichever does not apply 請刪去不適用者



Companies Registry
公司註冊處

Form 表格 **SC1**

Return of Allotments
股份分配申報表

Company Number 公司編號

362639

1 Company Name 公司名稱

Guangzhou Investment Company Limited
越秀投資有限公司

2 Date(s) of Allotment 分配日期 (Note 註 2)

27	06	2002	to 至			
DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年

3 Totals of this Allotment 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ 5,000.0

Premium Amount Paid and Payable [(A) + (B)] 已繳及應繳的溢價總額 [(A) +(B)] $ 20,040.0

4 Cumulative Total of Paid-up Capital (Including this Allotment) $ 401,041,366.7
累積繳足股款總額 (包括此分配)

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已/應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (A) 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		
Ordinary	50,000	HK$0.10	HK$0.5008	-	HK$0.4008	HK$20,040.0

Presenter's Name and Address
提交人的姓名及地址

Guangzhou Investment Company Limited
24/F Yue Xiu Building
160-174 Lockhart Road
Wanchai Hong Kong

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

22/07/2002 FF559321
CR No. : -362639-
Sh. Form : SC1
08 $21.00

TOTAL(CSH) $21.00

Return of Allotments

股份分配申報表

Company Number 公司編號

362639

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額
-					

Consideration for which the Shares have been Allotted 分配上述股份的代價

-

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
Wong Wai Leung	23/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	50,000		
	Total Shares Allotted by Class 各類股份分配總額	50,000		

Signed 簽名：[signature]

(Name 姓名)：(Wong Chi Keung) Date 日期： 17th July 2002

Director 董事／Secretary 秘書 *

**Delete whichever does not apply 請刪去不適用者*



Companies Registry
公司註冊處

Form 表格 **SC1**

Return of Allotments
股份分配申報表

Company Number 公司編號

362639

1 **Company Name** 公司名稱

Guangzhou Investment Company Limited
越秀投資有限公司

2 **Date(s) of Allotment** 分配日期 (Note 註 2)

DD 日	MM 月	YYYY 年	to 至	DD 日	MM 月	YYYY 年
20	12	2002				

3 **Totals of this Allotment** 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ 210,768,855.5

Premium Amount Paid and Payable [(A) + (B)] 已繳及應繳的溢價總額 [(A) +(B)] $ 1,222,459,362.5

4 **Cumulative Total of Paid-up Capital** (Including this Allotment) 累積繳足股款總額 (包括此分配) $ 611,810,222.2

5 **Shares Allotted for Cash** 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已/應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable **(A)** 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		
N/A						

Presenter's Name and Address
提交人的姓名及地址

Guangzhou Investment Company Limited
24/F Yue Xiu Building
160-174 Lockhart Road
Wanchai Hong Kong

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

15/01/2003	II484526
CR No. :	-362639-
Sh. Form :	SC1
08	$30,000.00
TOTAL(CHQ)	$30,000.00

Return of Allotments

股份分配申報表

Company Number 公司編號

362639

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable **(B)** 已繳及應繳的溢價總款額
Ordinary	2,107,688,555	HK$0.10	HK$0.68	HK$0.58	HK$1,222,459,362.5

Consideration for which the Shares have been Allotted 分配上述股份的代價

Consideration of HK$219,090,722.34 in satisfaction of part of a loan

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
Bosworth International Limited	24/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	2,107,688,555		
	Total Shares Allotted by Class 各類股份分配總額	2,107,688,555		

Signed 簽名：

(Name 姓名)：(Wong Chi Keung) Date 日期： 8th January, 2003

~~Director 董事~~ / Secretary 秘書 *

*Delete whichever does not apply 請刪去不適用者



Companies Registry
公 司 註 冊 處



Form 表格 **AR1**

Annual Return
周年申報表

Company Number 公司編號

362639

1 Company Name 公司名稱

Guangzhou Investment Company Limited
越 秀 投 資 有 限 公 司

(Note 註 2) **2 Business Name** 商業名稱

N/A

3 Type of Company 公司的類別 *Please tick appropriate box* *請在適當空格內加 ✓ 號*

☐ Private 私人 ☑ Others 其他

(Note 註 3) **4 Address of Registered Office** 註冊辦事處地址

24/F., Yue Xiu Building, 160-174 Lockhart Road, Wanchai, Hong Kong

(Note 註 4) **5 Date of Return** 本申報表日期

DD 日	MM 月	YYYY 年
26	06	2002

which is 該日期爲

☑ Date of AGM or Date of written resolution passed in lieu of AGM
周年大會日期或以代替周年大會的書面決議的日期

☐ Anniversary Date of Incorporation 成立爲法團周年日期

Please tick appropriate box *請在適當空格內加 ✓ 號*

6 Mortgages and Charges 按揭及押記

Total Amount outstanding at the date of this Return on all mortgages and charges which should be registered with the Registrar of Companies
截至本申報表日期，一切須向公司註冊處處長登記的按揭及押記的未償還總額

Nil

Presentor's Name and Address
提交人的姓名及地址

Guangzhou Investment Company Limited
24/F., Yue Xiu Building,
160-174 Lockhart Road,
Wanchai, Hong Kong

FRQ8838

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

01/08/2002	EE409783
CR No. :	-362639-
Sh. Form :	AR1
27	$140.00
TOTAL(CSH)	$140.00

Third revision to Specification No. 1/97 (Amendment No. 1/2000)
指明編號第1/97號的第3版修訂(修訂編號第1/2000號)

Annual Return
周年申報表

Date of Return 本申報表日期

26	06	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號

362639

(Note 註 5) 7 **Share Capital** 股本 (As at the date of this Return 截至本申報表日期)

	Authorised Share Capital 法定股本	Issued Share Capital 已發行股本		
Class of Shares 股份類別	Total Nominal Value 總面值	No. of Shares Issued 已發行股份數目	Total Nominal Value of Shares Issued 已發行股份的總面值	Total Paid up Value of Shares Issued (excluding premium) 已發行股份的已繳股款總值 (不包括溢價)
Ordinary	HKD1,000,000,000.00	4,010,363,667	HKD401,036,366.70	HKD401,036,366.70
Total 總值	HKD1,000,000,000.00	4,010,363,667	HKD401,036,366.70	HKD401,036,366.70

Enter below any changes to the structure of the company's share capital since the date of the last Return.
如公司股本的結構由上一份申報表日期以來曾經變動，請在下面填寫詳情。

Class of Shares 股份類別	Change 變動情況
Ordinary	allotment of 6,454,000 Ordinary shares of HKD0.10 each
Ordinary	authorization of 5,000,000,000 Ordinary shares of HKD0.10 each

(Note 註 6) 8 **Past and Present Members** 過去及現在的成員 *Please tick appropriate box* *請在適當空格內加 ✓ 號*

For company with a share capital 有股本的公司

1 ☐ There have been no changes since the Annual Return for ________.
由遞交 ________ 年度周年申報表以來，成員並無任何變動。

OR 或

2 ☑ A full list of members is enclosed (use Schedule 1).
隨附成員的詳細名單（使用附表一）。

For company without a share capital 無股本的公司

3 ☐ The number of members at the date of this Return is ________.
於申報表日期的成員數目是 ________ 人。

Annual Return
周年申報表

Date of Return 本申報表日期		
26	06	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號: 362639

(Note 註 7) **9 Secretary 秘書** *(Use Continuation Sheet A if joint secretaries 如屬聯名秘書，請用續頁A填寫)*

Name 姓名

Surname 姓氏	Other names 名字
Wong 黃	Chi Keung 之 強

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	

Address 地址

Flat B, 20/F., Block 17, Provident Centre, Wharf Road, North Point, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D142432(8)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

(Note 註 7) **10 Directors 董事** *(Use Continuation Sheet B if more than 3 directors 如超過三名董事，請用續頁B填寫)*

1 **Name 姓名**

Surname 姓氏	Other names 名字
Liu 劉	Jinxiang 錦 湘

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	

Address 地址

Flat B, 29/F., Banyan Mansion, Harbour View Gardens, No.24 Taikoo Wan Road, Taikoo Shing, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
P866747(4)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份 *

[√] Director 董事 [ ] Alternate Director to 替代董事 [ ]

**Please tick the relevant box(es) 請在有關空格內加 ✓ 號*

Annual Return
周年申報表

Date of Return 本申報表日期

26	06	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號

362639

10 Directors 董事 (cont'd 續上頁)

2 Name 姓名

Xie 謝	Shuwen 樹文
Surname 姓氏	Other names 名字
-	
Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址: 6B, Block 6, City Garden, 233 Electric Road, North Point, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

R027004(A)	-
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

-	-
Number 號碼	Issuing Country 簽發國家

Capacity 身份 *: [√] Director 董事 [ ] Alternate Director to 替代董事 [ ]

3 Name 姓名

Chen 陳	Guangsong 光松
Surname 姓氏	Other names 名字
-	
Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址: 11B, Linway Court, 69-71 Stone Nullah Street, Wanchai, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

R104588(0)	-
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

-	-
Number 號碼	Issuing Country 簽發國家

Capacity 身份 *: [√] Director 董事 [ ] Alternate Director to 替代董事 [ ]

*Please tick the relevant box(es) 請在有關空格內加 ✓ 號

Annual Return
周年申報表

Date of Return 本申報表日期

26	06	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號

362639

(Note 註 8) **11 Registers** Address where the company's registers are kept (if not the same address as in Section 4)
登記冊 公司備存登記冊的地址（如並非備存於第4項的註冊辦事處內）

Register 登記冊	Address 地址
Members	5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong

(Note 註 9) **12 Period Covered by Accounts Enclosed** 隨附帳目所涵蓋的會計結算始末日期
(Except for Private Companies Limited by Shares 私人股份有限公司除外)

01	01	2001	To 至	31	12	2001
DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年

(Note 註 10) **13 Certificate** 證明

(a) I certify that the information given in this Return (including 8 pages of Continuation Sheets and 1 pages of Schedules) is true to the best of my knowledge and belief.
據本人所知及至誠相信，謹此證明本申報表內的資料（包括 ____ 張續頁及 ____ 張附表）真確無訛。

* (b) ~~I certify that the company has not, since the date of the last Annual Return issued any invitation to the public to subscribe for any shares or debentures in the company and that if the number of members is in excess of 50 at the date of this Return, the excess are persons who under Section 29(1)(b) of the Companies Ordinance are not to be included in the calculation of 50.~~
~~本人證明公司由上一份周年申報表日期以來，並無發出任何文件，邀請公眾人士認購公司任何股份或債權證，同時如成員數目於申報表日期超過五十，則根據公司條例第29(1)(b)條，所超出的成員不包括在所計算的五十名額內。~~

* Only relevant to private companies. Delete if not applicable.
*僅與私人公司有關。如不適用，請刪去。

Signed 簽名 : [signature]

(Name 姓名) : (Xie Shuwen)
Director 董事

Date 日期 : 26th June, 2002



Companies Registry
公司註冊處

Form 表格 AR1

Annual Return
周年申報表
(Continuation Sheet B 續頁B)

Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
26	06	2002

Company Number 公司編號: **362639**

Details of Directors (Section 10 of main form) 董事詳情（表格第10項）

1 Name 姓名

Surname 姓氏	Other names 名字
Li 李	Fei 飛

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	

Address 地址: Room C, 24th-25th Floor, No. 129 Ti Yu Si Lu, Guangzhou, China

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
-	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份 * [√] Director 董事 [ ] Alternate Director to 替代董事 [ ]

2 Name 姓名

Surname 姓氏	Other names 名字
Liang 梁	Ningguang 凝光

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	

Address 地址: 11A, Block 3, City Garden, 233 Electric Road, North Point, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
K940772(3)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份 * [√] Director 董事 [ ] Alternate Director to 替代董事 [ ]

*Please tick the relevant box(es) 請在有關空格內加 ✓ 號



Companies Registry
公司註冊處

Form 表格 **AR1**

Annual Return
周年申報表
(Continuation Sheet B 續頁B)

Date of Return 本申報表日期

26	06	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號

362639

Details of Directors (Section 10 of main form) 董事詳情（表格第10項）

1 **Name** 姓名

Xiao 肖	Boyan 博彥
Surname 姓氏	Other names 名字
-	
Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址 15B, Linway Court, 69-71 Stone Nullah Street, Wanchai, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

P787157(4)	-
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

-	-
Number 號碼	Issuing Country 簽發國家

Capacity 身份* [√] Director 董事 [ ] Alternate Director to 替代董事 [ ]

2 **Name** 姓名

Cai 蔡	Hanxiang 漢祥
Surname 姓氏	Other names 名字
-	
Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址 25B, Block 1, City Garden, 233 Electric Road, North Point, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

P084827(5)	-
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

-	-
Number 號碼	Issuing Country 簽發國家

Capacity 身份* [√] Director 董事 [ ] Alternate Director to 替代董事 [ ]

**Please tick the relevant box(es) 請在有關空格內加 ✓ 號*



Companies Registry
公 司 註 冊 處

Form 表格 AR1

Annual Return
周年申報表
(Continuation Sheet B 續頁B)

Date of Return 本申報表日期

26	06	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號: 362639

Details of Directors (Section 10 of main form) 董事詳情（表格第10項）

1 Name 姓名

Surname 姓氏	Other names 名字
Luo 羅	Guoqing 國慶

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	

Address 地址: Room A, 16th Floor, No. 131 Ti Yu Si Lu, Guangzhou, China

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
-	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份 *: [√] Director 董事 [ ] Alternate Director to 替代董事 [ ]

2 Name 姓名

Surname 姓氏	Other names 名字
Dong 董	Huiyan 廻雁

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	

Address 地址: 12B, Linway Court, 69-71 Stone Nullah Street, Wanchai, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
P145891(8)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份 *: [√] Director 董事 [ ] Alternate Director to 替代董事 [ ]

*Please tick the relevant box(es) 請在有關空格內加 ✓ 號



Companies Registry
公司註冊處

Form 表格 **AR1**

Annual Return
周年申報表
(Continuation Sheet B 續頁B)

Date of Return 本申報表日期

26	06	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號: **362639**

Details of Directors (Section 10 of main form) 董事詳情（表格第10項）

1 **Name** 姓名

Surname 姓氏	Other names 名字
Li 黎	Jiaqiang 家強

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	

Address 地址: 23B, Linway Court, 69-71 Stone Nullah Street, Wanchai, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
-	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
P.3461907	China

Capacity 身份 * [√] Director 董事 [ ] Alternate Director 替代董事 to [ ]

2 **Name** 姓名

Surname 姓氏	Other names 名字
Shi 施	Jinling 金鈴

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	

Address 地址: Flat B, 24/F., No. 129, Ti Yu Xi Road, Tian He, Guangzhou, China

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
-	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份 * [√] Director 董事 [ ] Alternate Director 替代董事 to [ ]

**Please tick the relevant box(es) 請在有關空格內加 ✓ 號*



Companies Registry
公司註冊處

Form 表格 **AR1**

Annual Return
周年申報表
(Continuation Sheet B 續頁B)

Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
26	06	2002

Company Number 公司編號: **362639**

Details of Directors (Section 10 of main form) 董事詳情（表格第10項）

1 **Name 姓名**

Surname 姓氏	Other names 名字
Yin 尹	Hui 輝

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	

Address 地址: Rm. 501, 25 Yongshengdong Street, Donghu Road, Guangzhou, China

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
-	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
P.3464286	China

Capacity 身份* [√] Director 董事 [ ] Alternate Director to 替代董事 ______

2 **Name 姓名**

Surname 姓氏	Other names 名字
Wu 吳	Yiyue 一岳

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	

Address 地址: Room 303, 13 Hui Fu Xi, Guangzhou, China

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
-	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
P.4774412	China

Capacity 身份* [√] Director 董事 [ ] Alternate Director to 替代董事 ______

**Please tick the relevant box(es) 請在有關空格內加 ✓ 號*



Companies Registry
公司註冊處

Form 表格 **AR1**

Annual Return
周年申報表
(Continuation Sheet B 續頁B)

Date of Return 本申報表日期

26	06	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號

362639

Details of Directors (Section 10 of main form) 董事詳情（表格第10項）

1 **Name** 姓名

Wang 王	Hongtao 洪濤
Surname 姓氏	Other names 名字
-	
Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址: Room A, 20th Floor, No. 131 Ti Yu Si Lu, Guangzhou, China

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

P871719(6)	-
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

-	-
Number 號碼	Issuing Country 簽發國家

Capacity 身份* [√] Director 董事 [ ] Alternate Director to 替代董事 [ ]

2 **Name** 姓名

Wong 黃	Chi Keung 之強
Surname 姓氏	Other names 名字
-	
Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址: Flat B, 20/F., Block 17, Provident Centre, Wharf Road, North Point, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

D142432(8)	-
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

-	-
Number 號碼	Issuing Country 簽發國家

Capacity 身份* [√] Director 董事 [ ] Alternate Director to 替代董事 [ ]

**Please tick the relevant box(es) 請在有關空格內加 ✓ 號*



Companies Registry
公司註冊處

Form 表格 **AR1**

Annual Return
周年申報表
(Continuation Sheet B 續頁B)

Date of Return 本申報表日期

26	06	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號

362639

Details of Directors (Section 10 of main form) 董事詳情（表格第10項）

1 **Name** 姓名

Surname 姓氏	Other names 名字
Yan 甄	Yuk Fung 玉鳳

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	

Address 地址: Flat 2702, Block B, Hong Pak Court, Pik Wan Road, Kowloon, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
E721901(A)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份 * [√] Director 董事 [ ] Alternate Director to 替代董事 ____

2 **Name** 姓名

Surname 姓氏	Other names 名字
Yu 余	Lup Fat, Joseph 立發

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	

Address 地址: House 15, Bijou Hamlet, Discovery Bay, Lantau, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A751551(3)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份 * [√] Director 董事 [ ] Alternate Director to 替代董事 ____

*Please tick the relevant box(es) 請在有關空格內加 ✓ 號



Companies Registry
公司註冊處

Form 表格 **AR1**

Annual Return
周年申報表
(Continuation Sheet B 續頁B)

Date of Return 本申報表日期

26	06	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號: **362639**

Details of Directors (Section 10 of main form) 董事詳情（表格第10項）

1 **Name** 姓名

Surname 姓氏	Other names 名字
Lee 李	Ka Lun 家麟

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	

Address 地址: 19C, Block 1, Illumination Terrace, 5-7 Tai Hang Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
E615577(8)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份 * [√] Director 董事 [ ] Alternate Director to 替代董事 ______

2 **Name** 姓名

Surname 姓氏	Other names 名字

Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家

Capacity 身份 * [ ] Director 董事 [ ] Alternate Director to 替代董事 ______

*Please tick the relevant box(es) 請在有關空格內加 ✓ 號



Companies Registry
公司註冊處

Form 表格 AR1

Annual Return
周年申報表
(Schedule 1 附表一)

Date of Return 本申報表日期

26	06	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號

362639

Details of Members 成員詳情

(See Section 7 of the main form for details of any change to the structure of the Company's Share Capital since the date of the last Return)
(關於由上一份申報表日期以來公司股本結構的任何變動詳情，請參閱表格第7項)

Share Class 股份類別 Ordinary

Name 姓名	Address 地址	Shares 股份			Remarks 備註
		Current Holding (Note 1) 現時持有量 (註1)	Transferred 轉讓 (Note 2 註2)		
			Number 數目	Date 日期	
Please refer to the attached Shareholders' List.					

Total 總數

Notes 註：

1. The total shares in the 'Current Holding' for each class of share must agree with the total for that class in Section 7 of the Return.
   每類別股份的「現時持有量」總數必須與申報表第7項所填該類別的總數相符。
2. The number of shares transferred since the last Return should be shown for each existing or ex-member.
   應說明每名現任成員或前任成員由上次申報以來所轉讓的股份數目。



Companies Registry
公 司 註 冊 處

Form 表格 **SC5**

Particulars of a Contract relating to Shares
與股份有關的合約的細則

Company Number 公司編號: **362639**

1 Company Name 公司名稱
Guangzhou Investment Company Limited

2 Number of shares allotted as fully or partly paid up otherwise than in cash 以非現金繳付全部或部分股款而分配的股份數目	2,107,688,555
3 Class of shares 股份類別	Ordinary
4 Nominal amount of each share 每股的面額	$0.10
5 Amount to be considered as paid up on each share otherwise than in cash 每股被視爲以非現金繳付股款的款額	$0.68
6 If the consideration for the allotment of such shares is services, or any consideration other than that mentioned below in Section 7, state the nature of such consideration and the number of shares so allotted 如分配此等股份的代價爲服務，或爲下文第 7 項所述的代價以外的任何代價，則須述明該項代價的性質，以及如此分配的股份的數目	2,107,688,555 shares have been issued credited as fully paid up to Bosworth International Limited, a wholly-owned subsidiary of Yue Xiu Enterprises (Holdings) Limited, in partial satisfaction of the consideration for the acquisition of a 100% interest in Guangzhou Construction & Development Holdings (China) Limited and a 49% interest in Super Gain Development Limited

Presentor's Name and Address
提交人的姓名及地址
Guangzhou Investment Company Limited
24/F Yue Xiu Building
160-174 Lockhart Road
Wanchai, Hong Kong

For Official Use
請勿填寫本欄

收件日期 RECEIVED
15 -01- 2003
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

Particulars of a Contract relating to Shares
與股份有關的合約的細則

Company Number 公司編號

362639

7 **If the allotment is made in satisfaction or part satisfaction of the purchase price of property, give the description of the property and full particulars of the manner in which the purchase price is to be satisfied :**
如作出的分配是爲了淸償或部分淸償財產的買價，請述明該項財產以及提供淸償買價的方式的詳情：

(1) Brief description of property
財產的簡述

N/A

(2) Purchase price
買價

(a) Total amount of consideration as paid on ______ shares allotted otherwise than in cash
以非現金繳付股款而分配的 ______ 股所付代價的總款額

$N/A

(b) Cash
現金

$N/A

(c) Amount of debt released or liabilities assumed by the purchaser (including mortgages; on property acquired)
購買人所解除的債項或所承擔的債務的款額（包括按揭；有關所收購財產的債項或債務）

$N/A

Total purchase price
總買價

$N/A

8 **Breakdown of the total purchase price of the property which is the subject of the sale :**
有關所售賣的財產的總買價的細目分類：

(1) Legal estates in freehold property and fixed plant and machinery and other fixtures thereon (Where such properties are sold subject to mortgage, the gross value should be shown.)
永久業權財產的法定產業權及在永久業權財產上的固定工業裝置及機械及其他固定裝置（凡該等財產是在按揭的規限下出售，應列明總價值。）

$N/A

(2) Legal estates in leasehold property (Where such properties are sold subject to mortgage, the gross value should be shown.)
批租土地財產的法定產業權（凡該等財產是在按揭的規限下出售，應列明總價值。）

$N/A

(3) Fixed plant and machinery on leasehold property (including tenants', trade, and other fixtures)
批租土地財產上的固定工業裝置及機械（包括租戶的固定工業裝置及機械、經營及其他固定裝置）

$N/A

Particulars of a Contract relating to Shares
與股份有關的合約的細則

Company Number 公司編號

362639

(4)	Equitable interests in freehold or leasehold property (Where such properties are sold subject to mortgage, the gross value should be shown.) 永久業權財產或批租土地財產的衡平法權益（凡該等財產是在按揭的規限下出售，應列明總價值。）	$N/A
(5)	Loose plant and machinery, stock-in-trade, and other chattels (excluding plant and machinery which was not in an actual state of severance on the date of the sale) 活動工業裝置及機械、商品存貨及其他實產（不包括在出售日期並非處於實際分割狀態的工業裝置及機械）	$N/A
(6)	Goodwill and benefit of contracts 商譽及合約的利益	$N/A
(7)	Patents, designs, trade marks, licences, copyrights, etc. 專利、設計、商標、特許、版權等	$N/A
(8)	Book and other debts 帳面債項及其他債項	$N/A
(9)	Cash in hand and at Bank on current account, bills, notes, etc. 手頭現金及銀行來往帳內的現金、匯票、票據等	$N/A
(10)	Cash on deposit at Bank or elsewhere 存放於銀行或其他地方的現金	$N/A
(11)	Shares, debentures and other investments 股份、債權證及其他投資	$N/A
(12)	Other property, viz. ______ 其他財產，即 ______	$N/A
	Total Purchase Price 總買價	$N/A

Signed 簽名 : [signature]

(Name 姓名) : (Wong Chi Keung)

~~Director 董事~~ / Secretary 秘書 *

Date 日期 : 20th December, 2002

** Delete whichever does not apply 請刪去不適用者*



Companies Registry
公司註冊處

Form 表格 **R2**

Notification of Location of Registers
登記冊備存地點通知書

Company Number 公司編號

362639

1 **Company Name** 公司名稱

Guangzhou Investment Company Limited
越秀投資有限公司

2 **Location of Registers or other documents** 登記冊或其他文件的備存地點

Registers and other documents 登記冊及其他文件：-

Members 成員
Directors & Secretaries 董事及秘書
Minute Books 會議記錄簿
Debenture Holders 債權證持有人
Charges 押記
Copies of Instruments creating charges 設定押記的文書的副本

Register / Other documents 登記冊	Address 地址	Effective Date 生效日期		
Register of Members	G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong	13	01	2003
		DD 日	MM 月	YYYY 年

Signed 簽名：

(Name 姓名)：(Wong Chi Keung) Date 日期： 13th January, 2003

Secretary 秘書

Presentor's Name and Address
提交人的姓名及地址

Guangzhou Investment Company Limited
24/F., Yue Xiu Building,
160-174 Lockhart Road,
Wanchai, Hong Kong

FRQ9344

For Official Use
請勿填寫本欄

收件日期 RECEIVED
15 -01- 2003
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

CHINA DAILY HONG KONG EDITION

THURSDAY, MARCH 28, 2002



越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

Extension of Completion regarding Very Substantial Acquisition and Connected Transaction

Acquisition of a 100% interest in
Guangzhou Construction & Development Holdings (China) Limited
and a 49% interest in Super Gain Development Limited
and Disposals of Cement and Ready-Mixed Concrete manufacturing
and High Tech related businesses
and Proposed Applications for the Whitewash Waiver and the Special Deal Consent

The Company and Yue Xiu have agreed to extend Completion of the Conditional Sale and Purchase Agreement.

Unless otherwise stated in this announcement, terms defined in the circular of the Company dated 31st December, 2001(the "Circular") shall have the same meanings when used herein.

Further to the press announcements of the Company dated 10th December, 2001 and 17th January, 2002, the Directors announce that the Company and Yue Xiu have agreed to extend the latest fulfillment date of the conditions precedent to 30th June, 2002 (or such later date as the parties may agree). In view of the substantial number of PRC companies involved in the Proposed Transactions, the time required to complete all requisite formalities goes beyond the parties' expectation. The Directors are pleased to inform the shareholders that the parties are working towards fulfilling all the conditions precedent and do not anticipate any impediment to doing so.

By order of the Board
Liu Jinxiang
Chairman

Hong Kong, 27th March, 2002

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries that, to the best of their knowledge, the opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which will make any statements in this announcement misleading.



二〇〇二年三月二十八日 星期四



越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED

（於香港註冊成立的有限公司）

延遲完成 非常重大收購及關連交易

收購
城市建設開發集團（中國）有限公司全部權益及
盛德發展有限公司49%權益及
出售水泥及預拌混凝土製造及高科技相關業務及
建議申請清洗豁免及特殊交易同意

本公司與越秀企業已同意延遲完成有條件買賣協議。

除另有說明者外，本公司於二〇〇一年十二月三十一日刊發的通函（「該通函」）中所界定的詞彙與本公佈所採用者具相同涵義。

繼本公司分別於二〇〇一年十二月十日及二〇〇二年一月十七日發表的報章公佈後，董事宣佈，本公司及越秀企業已同意將完成先決條件的最後期限，延遲至二〇〇二年六月三十日（或訂約各方可能協定的較後日期）。鑑於涉及該等建議交易的中國公司數目眾多，致使完成規定的手續所需時間超越訂約各方的預期。董事欣然通知股東，訂約各方正全力完成所有先決條件，預期不會遇到任何阻礙。

承董事會命
董事長
劉錦湘

香港，二〇〇二年三月二十七日

董事願就本公佈所載資料的準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知及確信，本公佈所表達的意見乃經審慎周詳考慮，且本公佈並無遺漏任何其他事實，致使本公佈所載任何內容有所誤導。

NOTICES



越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED
(Incorporated in Hong Kong with limited liability)



越秀交通有限公司
GZI TRANSPORT LIMITED
(Incorporated in Bermuda with limited liability)

JOINT ANNOUNCEMENT
CONNECTED TRANSACTION

On 12th April 2002, BL and GHDC entered into the Agreement, pursuant to which BL agreed to transfer 5 per cent. of its interest in GNSR Expressway Co. to GHDC for a total consideration of RMB51,100,000 (equivalent to approximately HK$48,207,547), subject to the satisfaction of certain conditions.

GHDC, by virtue of being a substantial shareholder of certain subsidiaries of GZT in the PRC, is a connected person of GZT and GZI. The Transaction therefore constitutes a connected transaction for GZT and GZI under the Listing Rules. The respective boards of directors (including the independent non-executive directors) of GZT and GZI consider that the terms of the Agreement, which were negotiated on an arm's length basis and normal commercial terms, are fair and reasonable and that the Transaction is in the best interests of each of GZT and GZI.

The Transaction constitutes a connected transaction for GZT and GZI under the Listing Rules. However, prior approval from the respective shareholders of GZT and GZI is not required pursuant to Rule 14.25(1)(a) of the Listing Rules as the Total Consideration amounts to less than 3 per cent. of the respective book value(s) of the consolidated net tangible assets of GZT and GZI as at 31st December 2000. Details of the Transaction will be included in the next respective annual reports and accounts of GZT and GZI in accordance with the requirements of the Listing Rules.

1. AGREEMENT DATED 12TH APRIL 2002

Parties:

(i) BL

(ii) GHDC

Particulars of the Agreement:

Pursuant to the Agreement, BL will transfer 5 per cent. of its interest in GNSR Expressway Co. to GHDC for a total consideration of RMB51,100,000 (equivalent to approximately HK$48,207,547) ("Total Consideration"), subject to the satisfaction of, inter alia, all the conditions precedent set out in paragraph 3 of this announcement.

The Total Consideration will be satisfied by GHDC on Completion as to:

(i) RMB34,880,000 (equivalent to approximately HK$32,905,660) by way of the procurement of the transfer of an aggregate of 0.995 per cent. effective interest in Humen Bridge Co. (by transferring GHDC's 11 per cent. interest in Guangzhou Qiaowei and Guangzhou Highways' 10 per cent. interest in Guangzhou Suiqiao) to the GZT Group; and

(ii) RMB16,220,000 (equivalent to approximately HK$15,301,887) in cash.

The charts below illustrate the shareholding structures of GNSR Expressway Co. and Humen Bridge Co. prior to and immediately after Completion:

Prior to Completion:


GZI
51%
GZIT
72%
GZT
100%
100%
100%
BL
GHDC
Proterall
Pioneer
51%
19%
11%
89%
GNSR Expressway Co.
Guangzhou Qiaowei
Guangzhou Highways
90%
10%
GNSR Expressway
Guangzhou Suiqiao
5%
20%
Humen Bridge Co.
Humen Bridge
Immediately after Completion:
GZI
51%
GZIT
72%
GZT
100%
BL
GHDC
Guangzhou Suiqiao
Pioneer
46%
24%
5%
20%
GNSR Expressway Co.
Humen Bridge Co.
GNSR Expressway
Humen Bridge

Not all the intermediate holding companies are included in the above charts.

2. REASONS FOR THE AGREEMENT

The GZI Group is principally engaged in (i) property investment and development; (ii) manufacture and sale of pulp and paper; (iii) manufacture and sale of cement and ready-mixed concrete; and (iv) operation of toll highways, expressways and bridges. However, upon completion of the Proposed Transactions as defined in the circular of GZI dated 31st December 2001 pursuant to which, inter alia, GZI would acquire from Yue Xiu a 100 per cent. interest in Guangzhou Construction & Development Holdings (China) Limited and a 49 per cent. interest in Super Gain Development Limited for a total consideration of HK$5,014 million which shall be satisfied as to (i) HK$2,000 million in cash; (ii) about HK$1,464 million by the way of allotment and issuance of about 2,152.9 million new shares in GZI; and (iii) HK$1,550 million by way of disposals to Yue Xiu and/or its nominee(s) of GZI's 100 per cent. interest in China Century Cement International Limited, 36.84 per cent. effective interest in Guangzhou Jin Peng Group Co., Ltd. and 46.70 per cent. effective interest in China Information Technology Industry Co., Limited and assignment of certain shareholders' loans owed to GZI and/or its subsidiaries, the GZI Group will focus on its property investment and development business, in particular, in the PRC while it will dispose of its cement and ready-mixed concrete manufacturing and high-tech related businesses.

The GZT Group is principally engaged in the investment in and development, operation and management of toll highway, expressway and bridge projects in Guangdong Province, the PRC.

GNSR Expressway Co. is engaged in the construction, development, operation and management of GNSR Expressway. GNSR Expressway is the only project of GNSR Expressway Co.. The construction of GNSR Expressway was completed in late 2001 and operation of GNSR Expressway was commenced in January 2002. Accordingly, no profit has yet been generated from GNSR Expressway.

As the GZT Group has the right to appoint less than two-thirds of the board of GNSR Expressway Co. and therefore cannot ensure a quorum for a valid board resolution, GNSR Expressway Co. is accordingly, for accounting purposes, treated as a non-consolidated jointly controlled company but not a subsidiary of the GZT Group.

Humen Bridge Co. is engaged in the construction, development, operation and management of Humen Bridge. Humen Bridge is the only project of Humen Bridge Co.. Humen Bridge became fully operational since May 1997 and is generating profits to the GZT Group. As Humen Bridge Co. is entitled to be exempt from paying the PRC enterprise income tax for two years and the local income tax for five years from the first profit-making year, no tax payment had been made by Humen Bridge Co. under the PRC GAAP since May 1997. In accordance with the Hong Kong GAAP, profits (before or after taxation) made by Humen Bridge Co. for the financial years of 2000 and 2001 amounted to HK$241,607,000 and HK$224,389,000 respectively. Upon Completion, the interest of Humen Bridge Co. will be held as to 5 per cent. by Guangzhou Suiqiao, 20 per cent. by Pioneer and the remaining 75 per cent. by various independent third parties not connected with the GZT Group or any of its directors, chief executives or substantial shareholders or any of its subsidiaries or their respective associates.

The respective boards of directors of GZT and GZI are of the view that the acquisition of additional interest in Humen Bridge Co. (from 24 per cent. to 25 per cent.), a profit generating company, and the disposal of part of the GZT Group's interest in GNSR Expressway Co., a company which has not generated profit yet, will be financially beneficial to the GZT Group and the GZI Group.

The Total Consideration was negotiated on an arm's length basis and on normal commercial terms between BL and GHDC and was determined by reference to the respective net asset values of GNSR Expressway Co., and Humen Bridge Co. and the latest available valuations of the two toll-projects conducted by American Appraisal Hongkong Limited, an independent valuer, in 1997 which have been reviewed internally by the GZT Group for purposes of the Transaction.

The respective directors (including the independent non-executive directors) of GZT and GZI consider that the terms of the Agreement are fair and reasonable so far as the shareholders of GZT and GZI are concerned and in the interests of the GZT Group and GZI Group.

3. CONDITIONS PRECEDENT OF THE AGREEMENT

Completion of the Agreement is conditional upon, inter alia, the following conditions being fulfilled on or before 30th June 2002 or such other date as the parties may otherwise agree:

(i) the passing by the board of directors of GNSR Expressway Co. of a resolution to approve the transfer the 5 per cent. interest in GNSR Expressway Co. from BL to GHDC;

(ii) the passing of the relevant resolutions to the effect that GZT Group's effective interest in Humen Bridge Co. shall be increased by 0.995 per cent.; and

(iii) all necessary approvals obtained from the relevant approving authorities in the PRC for the transfer of the 5 per cent. interest in GNSR Expressway Co. from BL to GHDC.

The transfer of the 0.995 per cent. effective interest in Humen Bridge Co. to the GZT Group will not be a condition precedent as the transfer will take place upon or after Completion.

4. CONNECTED TRANSACTION

The Transaction constitutes a connected transaction for each of GZT and GZI under the Listing Rules. However, prior approval from the respective shareholders of GZT and GZI is not required pursuant to Rule 14.25(1)(a) of the Listing Rules as the Total Consideration amounts to less than 3 per cent. of the book value of the consolidated net tangible assets of each of GZT and GZI as at 31st December 2000. Details of the Transaction will be included in the next respective annual reports and accounts of GZT and GZI in accordance with the requirements of the Listing Rules.

5. DEFINITIONS

"Agreement"	the conditional agreement dated 12th April 2002 entered into between BL and GHDC pursuant to which BL agreed to transfer its 5 per cent. interest in GNSR Expressway Co. to GHDC
"BL"	Bentfield Limited, a company incorporated in the BVI and a wholly-owned subsidiary of GZT
"BVI"	the British Virgin Islands
"Completion"	completion of the Agreement
"GAAP"	Generally Accepted Accounting Principles
"GHDC"	Guangzhou Highways Development Company (廣州市公路開發公司), a PRC State-owned enterprise under the supervision of Guangzhou Highways Bureau (廣州市公路局) and a substantial shareholder of certain subsidiaries of GZT in the PRC
"GNSR Expressway"	Guangzhou Northern Second Ring Expressway (廣州市北二環高速公路)
"GNSR Expressway Co."	Guangzhou Northern Second Ring Expressway Co., Limited (廣州市北二環高速公路有限公司), a co-operative joint venture, the interest of which is held as to 51 per cent. by BL and 19 per cent. by GHDC
"Guangzhou Highways"	廣州公路實業公司 (Guangzhou Highways Industrial Company)
"Guangzhou Qiaowei"	Guangzhou Qiaowei Highways Development Company Limited (廣州市橋威公路發展有限公司), a co-operative joint venture, the interest of which is held as to 89 per cent. by Proterall and 11 per cent. by GHDC
"Guangzhou Suiqiao"	Guangzhou Suiqiao Development Company Limited (廣州市穗橋發展有限公司), a limited liability company established in the PRC, the interest of which is held as to 90 per cent. by Guangzhou Qiaowei and 10 per cent. by Guangzhou Highways
"GZI"	Guangzhou Investment Company Limited, which shares are listed on the Stock Exchange and on the SES
"GZI Group"	GZI together with its subsidiaries and associated companies
"GZIT"	GZI Transport (Holdings) Limited, a company incorporated in the BVI, the interest of which is held as to 51 per cent. by GZI
"GZT"	GZI Transport Limited, which shares are listed on the Stock Exchange and a subsidiary of GZI
"GZT Group"	GZT together with its subsidiaries and associated companies
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	Hong Kong Special Administrative Region of the PRC
"Humen Bridge Co."	Guangdong Humen Bridge Co., Ltd. (廣東虎門大橋有限公司) (formerly GSZ Superhighway Humen Bridge Co., Ltd. (廣深珠高速公路虎門大橋有限公司)), a co-operative joint venture, the interest of which is held as to 5 per cent. by Guangzhou Suiqiao and 20 per cent. by Pioneer
"Humen Bridge"	Humen Bridge (虎門大橋)
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China
"Pioneer"	Pioneer Business Limited, a company incorporated in the BVI and a wholly-owned subsidiary of GZT
"Proterall"	Proterall Limited, a company incorporated in the BVI and a wholly owned subsidiary of GZT
"RMB"	Renminbi, the lawful currency of the PRC
"SES"	Singapore Exchange Securities Trading Limited
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Transaction"	the transactions contemplated under the Agreement
"Yue Xiu"	Yue Xiu Enterprises (Holdings) Limited, a controlling shareholder of GZI for purposes of the Listing Rules
"%"	per cent.

By order of the board of
Guangzhou Investment Company Limited
Liu Jinxiang
Chairman

By order of the board of
GZI Transport Limited
Liu Jinxiang
Chairman

Hong Kong, 16th April 2002

Unless otherwise specified, the translation of RMB into Hong Kong dollars is based on the exchange rate of HK$1.00 to RMB1.06. The above translation should not be construed as a representation that the relevant amounts have been, could have been, or could be, converted at that or any other rate at all.

The respective directors of GZT and GZI jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries that, to the best of their knowledge, the opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which will make any statements in this announcement misleading.

NOTICES



越秀投資有限公司

GUANGZHOU INVESTMENT COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

Announcement of 2001 Results

RESULTS

The directors of Guangzhou Investment Company Limited (the "Company") are pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31st December 2001 as follows:—

	Note	2001 HK$'000	As restated 2000 HK$'000
Turnover	1	3,374,335	3,380,717
Cost of sales		(2,124,257)	(2,069,837)
Gross profit		1,250,078	1,310,880
Other revenues	1	70,278	97,612
Selling and distribution expenses		(140,417)	(145,007)
Administrative expenses		(504,537)	(491,852)
Other net operating expenses		(62,489)	(75,712)
Gain on disposal of subsidiaries		4,207	8,602
Revaluation (deficit)/surplus on investment properties		(28,404)	62,314
Provision for diminution in value of property under development		(14,000)	—
Provision for impairment of goodwill	2	—	(157,243)
Operating profit	3	574,716	609,594
Finance costs		(256,048)	(272,533)
Share of profits less (losses) of			
Jointly controlled entities		(18,109)	(11,709)
Associated companies		139,985	121,310
Profit before taxation		440,544	446,662
Taxation	4	(92,755)	(84,323)
Profit after taxation		347,789	362,339
Minority interests		(308,007)	(308,757)
Profit attributable to shareholders		39,782	53,582
Transfer to statutory reserves	5	(3,631)	(6,459)
Earnings per share	6		
Basic		1.00 cent	1.36 cents
Fully diluted		0.99 cent	1.35 cents

Notes:

1 **Turnover, revenue and segment information**

The Group is principally engaged in development, operation and management of toll highways and bridges, development, selling and management of properties and holding of investment properties, manufacturing and selling of newsprint, corrugated paper, cement and ready-mixed concrete. Revenues recognised during the year are as follows:

	2001 HK$'000	2000 HK$'000
Turnover		
Net toll revenue from toll operations	418,616	489,744
Sales of properties	439,166	528,237
Gross rental income	141,555	139,396
Property management fee income	10,080	9,704
Sales of newsprint and corrugated paper	1,330,720	1,152,611
Sales of cement and ready-mixed concrete	1,019,564	1,056,735
Sales of computer software system	14,634	4,290
	3,374,335	3,380,717
Other revenues		
Dividend income	34,845	55,528
Interest income	34,233	41,464
Commission on properties sales and rental	1,200	620
	70,278	97,612
Total revenues	3,444,613	3,478,329

Primary reporting format - business segments

The Group is organised mainly in Hong Kong and Mainland China ("China") into four main business segments:

- Toll operations - development, operation and management of toll highways and bridges
- Properties - development, selling and management of properties and holding of investment properties
- Paper - manufacturing and selling of newsprint and corrugated paper
- Cement - manufacturing and selling of cement and ready-mixed concrete

Other operations of the Group mainly comprise investment holding and high technology business, neither of which are of a sufficient size to be reported separately.

There are no sales between the business segments.

Secondary reporting format - geographical segments

The Group's four business segments are mainly managed in Hong Kong and China:

Hong Kong — properties and cement
China — properties, paper, cement and toll operations
Others — properties

There are no sales between the geographical segments.

Primary reporting format - business segments

	Toll operations 2001 HK$'000	Toll operations 2000 HK$'000	Properties 2001 HK$'000	Properties 2000 HK$'000	Paper 2001 HK$'000	Paper 2000 HK$'000	Cement 2001 HK$'000	Cement 2000 HK$'000	Other operations 2001 HK$'000	Other operations 2000 HK$'000	Group 2001 HK$'000	Group As restated 2000 HK$'000
Turnover	418,616	489,744	590,801	677,337	1,330,720	1,152,611	1,019,564	1,056,735	14,634	4,290	3,374,335	3,380,717
Segment results	227,769	157,144	88,655	247,093	203,690	147,763	79,520	60,975	1,059	(784)	600,633	612,191
Interest income											34,233	41,464
Unallocated cost											(60,150)	(44,061)
Finance costs											(256,048)	(272,533)
Share of profits less (losses) of												
Jointly controlled entities	—	—	(420)	(695)	(22,944)	1,183	5,255	(12,196)	—	—	(18,109)	(11,709)
Associated companies	117,497	144,777	12,884	(26,593)	—	—	—	—	9,604	3,126	139,985	121,310
Profit before taxation											440,544	446,662
Taxation											(92,755)	(84,323)
Profit after taxation											347,789	362,339
Minority interests											(308,007)	(308,757)
Profit attributable to shareholders											39,782	53,582

Secondary reporting format - geographical segments

	Turnover 2001 HK$'000	Turnover 2000 HK$'000	Segment result 2001 HK$'000	Segment result As restated 2000 HK$'000
Hong Kong	553,699	764,730	68,017	103,125
China	2,817,867	2,613,323	528,314	512,323
Overseas	2,769	2,664	4,302	(3,257)
	3,374,335	3,380,717	600,633	612,191
Interest income			34,233	41,464
Unallocated costs			(60,150)	(44,061)
Operating profit			574,716	609,594

2 **Provision for impairment of goodwill**

As at 31st December 2001, the Group performed an assessment of the fair value of its goodwill that had previously been eliminated against reserves. The assessment was based on value in use of the assets as determined at the cash generating unit (the individual business operations) based on the present value of estimated future cash flows discounted at rates ranging from 9 per cent to 25.5 per cent. As a result, it was determined that a diminution in value of goodwill arising from the acquisition of interest in toll highways and bridges had occurred, and in accordance with the transitional provisions of Statement of Standard Accounting Practice ("SSAP") 30 "Business combinations", the Group has retrospectively restated the profit for 2000 to conform to the changed policy. The opening retained earnings for 2000 have been reduced by HK$157,539,000 which is the amount of the adjustment in respect of impairment of goodwill relating to periods prior to 2000. This change has resulted in a reduction in profit attributable to shareholders by HK$57,972,000 for the year ended 31st December 2000.

3 **Operating profit**

Operating profit is stated after charging the following:

	2001 HK$'000	2000 HK$'000
Depreciation and amortisation	285,441	271,930
Cost of inventories sold	1,874,136	1,838,192
Loss on disposal of other investment	2,589	—

4 **Taxation**

Hong Kong profits tax has been provided at the rate of 16 per cent (2000: 16 per cent) on the estimated assessable profit for the year. Taxation on overseas taxable profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates.

The amount of taxation charged to the consolidated profit and loss account represents:

	2001 HK$'000	2000 HK$'000
Hong Kong profits tax		
Current	11,592	14,166
Overprovision in prior years	—	(73)
	11,592	14,093
Overseas taxation		
Current	68,757	53,562
Transferred to deferred taxation account	672	2,440
	69,429	56,002
Share of taxation attributable to		
Jointly controlled entities	248	—
Associated companies	11,486	14,228
	11,734	14,228
	92,755	84,323

5 **Transfer to statutory reserves**

Statutory reserves represent enterprise expansion and general reserve funds set up by the operating subsidiaries, jointly controlled entities and associated companies in China.

6 **Earnings per share**

The calculation of basic and fully diluted earnings per share is based on the Group's profit attributable to shareholders of HK$39,782,000 (2000 as restated: HK$53,582,000).

The basic earnings per share is based on the weighted average of 3,976,268,141 (2000: 3,936,567,892) ordinary shares in issue during the year. The fully diluted earnings per share is based on 4,014,269,003 (2000: 3,976,687,142) ordinary shares which is the weighted average number of ordinary shares in issue during the year plus the weighted average of 38,000,862 (2000: 40,119,250) ordinary shares deemed to be issued at no consideration if all outstanding options has been exercised.

The exercise of outstanding convertible bonds of the Company would have an anti-dilutive effect on the basic earnings per share and accordingly, they have not been taken into account for the purpose of calculation of the fully diluted earnings per share.

RESULTS HIGHLIGHT

In the year of 2001, the Group's cement and newsprint businesses both performed satisfactorily due to expansion of production capacity and sales as well as improved operational efficiency which offset lower turnover from the toll road and property businesses. Toll road business was affected by temporary factors such as construction of road networks and prohibition of access of overloaded trucks in certain remote regions in Guangdong Province. Property business recorded lower sales area as a result of the Government's tightening of pre-sale regulations.

The Group's turnover in 2001 was at a similar level of that of 2000 amounting to HK$3,374,335,000 and represented a 0.2 per cent decline. This was mainly caused by the above mentioned varying performance of the Group's businesses. Overall gross profit decreased by 4.6 per cent to HK$1,250,078,000 for similar reasons. Selling, distribution and administrative expenses amounted to HK$644,954,000 in 2001 and remained at similar levels of 2000.

While the Guangzhou market was expanding steadily, Hong Kong continued to be affected by a slow economy and created further impact on the value of the Group's remaining portfolio of Hong Kong investment and development property projects. Revaluation deficits and provisions made on these properties amounted to HK$28,404,000 and HK$14,000,000 respectively in 2001.

In accordance with the transitional provisions of SSAP 30 which becomes effective on 1st January 2001, the Group has retrospectively restated the profit attributable to shareholders for 2000 to HK$53,582,000 to conform with the new accounting policy after performing an assessment of the fair value of its goodwill arising from previous acquisitions of toll road projects that had already been eliminated against reserves.

In 2001, the Group achieved profit attributable to shareholders amounted to HK$39,782,000. Earnings per share was 1.00 cent.

FINAL DIVIDEND

The Directors do not recommend the payment of final dividend for 2001 (2000: nil). There was no payment of interim dividend for the year (2000: nil).

BUSINESS REVIEW

Core Investments

Primary and Secondary Property Markets in Guangzhou Continued to Expand

Total sales volume of the Guangzhou urban primary residential market in its eight districts was 4.75 million sq. meters in 2001 and decreased by 4.04 per cent compared with 2000 due to lower level of sales from low rise building although high rise building recorded growth of 7.6 per cent year on year. Average selling price was approximately Rmb4,923.8 per sq. meter and continued its gradual uptrend by 0.8 per cent compared with 2000. Transactions in the secondary market were also exceptionally active. Volume was up significantly by 78.4 per cent to 2,230,000 sq. meters and price adjusted downward by 15.4 per cent compared with same period in 2000 to an average of Rmb3,587.4 per sq. meter.

These figures indicated that both the primary and secondary residential markets in Guangzhou Municipality ("Guangzhou") remained active as underpinned by economic growth and improving affordability. The Group continues to strengthen efforts in development and marketing. Based on such efforts, the Group's total gross floor area under development and sales were 710,200 sq. meters and 68,000 sq. meters respectively in 2001. Major project for sale during the year, Galaxy City, has won numerous awards such as Top Ten Star Projects in Guangzhou and Best Development Concept Project in Guangzhou. The Group now ranks one of the top 20th in terms of sales volume amongst major property developers in Guangzhou.

Market Positioning and Sales

The Group's future market positioning is to concentrate on development of middle and mass market residential properties located in urban area of Guangzhou such as Haizhu District and Tian He District with average selling price ranging between Rmb4,000 and Rmb7,000 per sq. meter. Selective development of suburban residential projects and urban office projects will also be pursued. In 2002, upon completion of the previously announced very substantial acquisition, major projects to be offered for sale will be expanded significantly to include Galaxy City, Dalian Yue Xiu Plaza, Run Hui Building, Glade Village, Ling Lang Garden and Romantic Garden.

The Group expects the depth of the Guangzhou residential market will continue to expand in 2002 with increase in both supply and demand while Panyu District is emerging as a new residential region. Although competition may increase, property market in Guangzhou will have huge growth potential due to a low level of private home ownership, satisfactory rental yield, low mortgage cost, rising affluence underpinned by accession to the World Trade Organization and a fast growing population which is already close to 10 million. Looking into the future, the Group's top priority after the above-mentioned acquisition is to reduce costs in the entire construction process through strengthening internal control and resources sharing with Guangzhou City Construction and Development Holdings Limited ("Guangzhou Construction").

An extension of Metro System in Guangzhou to connect the eastern Zhu Jiang New Estate and the southern Panyu suburban area is under planning. Such development is beneficial to the Group and will increase the value of its land bank located at Zhu Jiang New Estate. The Guangzhou Municipal People's Government has recently tightened regulations on property market. Developers must complete two third of the structural engineering works to qualify for preselling the high rise properties and land premium for acquiring sizable sites in land auction must be fully paid within 24 months. The Group believes that such policies would make property business in Guangzhou more capital intensive and benefit established developers with ample land and financial resources.

Newsprint Business Performed Satisfactorily

Owing to full operation of a new production line to increase newsprint production capacity to 290,000 tones per annum, Guangzhou Paper Limited ("Guangzhou Paper") was able to satisfy rising demand from major newspapers in Guangdong Province on time. In 2001, Guangzhou Paper sold 261,649.21 tones of newsprint which was 9.16 per cent higher than 2000. Average newsprint price was slightly higher while unit cost was reduced due to lower price of imported raw material, vertical integration to producing more pulp and electricity in house, reduction of labour force by 12 per cent and overall improvement of operational efficiency. Although newsprint price eased in the second half, Guangzhou Paper still performed satisfactorily on a full year basis in 2001.

In the year, the plant continued to maintain one of the biggest market share in the domestically produced newsprint market and was ranked amongst the top in China in terms of sales volume. As an indication of its product quality, the plant was rated as a User Satisfied Paper Producer again for the tenth consecutive year in 2001. Looking into 2002, the Group expects the market will become more competitive and has formulated various measures which included continuing cost reduction and supplying surplus electricity and providing maintenance service to third parties to maintain profitability. An ISO9000 management system will also be implemented in 2002 to institutionalize management practices.

Toll Road Traffic Volume Affected by Construction Works

As traffic volume growth was deterred by various factors including road maintenance works around Guangzhou City for preparing the Ninth National Games, prohibition of overloaded trucks travelling in the remote regions of Guangdong Province and diversion of traffic by additional roads, GZI Transport Limited, the toll road subsidiary of the Company, achieved profit attributable to shareholders of HK$220.3 million in 2001. The Group believes that certain toll road projects may continue to be affected by some of the above factors. However, as the Group has a diversified portfolio, some other toll projects will achieve steady growth in 2002.

Investments to be Divested

In order to re-focus on the core Guangzhou property business, the Group's cement and ready-mixed concrete business as well as high technology businesses will be disposed to Yue Xiu Enterprises (Holdings) Limited ("Yue Xiu") for a total of HK$1.55 billion.

Cement and Ready-Mixed Concrete Business

In 2001, aggregate sales volume of cement and clinker of China Century Cement Limited ("CCC"), the cement subsidiary of the Company joint ventured with German cement group Heidelberger Zement, increased by approximately 12.4 per cent to approximately 2.85 million tones year on year due to capacity and market expansion. Cost of limestone produced in house was reduced significantly due to technological improvement and operational efficiency. These savings had offset a lower average selling price of cement. In the year, performance of ready-mixed concrete ("RMC") in Guangzhou had also improved due to overall cost reduction which offset the lower price of RMC. The Hong Kong market remained slow as a result of fewer construction activities. CCC had sold a total of 990,000 cubic meters of RMC in the Guangzhou and Hong Kong markets in 2001. Construction of the new Guangzhou International Airport and Second Phase Metro System in Guangzhou will continue to create demand for cement and RMC in the Guangzhou market. CCC also plans to penetrate new markets in medium size cities in Guangdong Province such as Shenzhen, Zhongshan, Jiangmen, etc

High Technology Businesses

The Group owns an effective interest of about 36.84 per cent in Guangzhou Jinpeng Group Co., Ltd. which is mainly engaged in (i) the sale and manufacture of telecommunication equipment (including mobile switching equipment and mobile phones) and (ii) the investment in information-related industry (including information technology consulting services) in China. The Group also owns an effective interest of about 46.70 per cent in China Information Technology Industry Co., Limited ("China ITI") which is principally engaged in the provision of Geographic Information System, Global Position System and Remote Sensing tailored-made applications to help customers solve problems in using geographic data. China ITI and its subsidiaries can provide consultation and application services for land records management and property assessment, land use planning and zoning, public safety, civil engineering, census, property and facilities management. China ITI also provides application services on transportation, water/wastewater treatment, environmental and public utilities management.

Very Substantial Acquisition of Property Assets

In December 2001, the Group announced the acquisition of a majority interest in Guangzhou Construction and interests in some other property assets in China for approximately HK$ 5.0 billion from its controlling shareholder, Yue Xiu ("Acquisition").

These assets consist of firstly, 95 per cent interest in Guangzhou Construction (approximately HK$6.36 billion),and secondly, 49 per cent stake in Super Gain Development Limited ("Super Gain") (approximately HK$2.0 billion). Guangzhou Construction is one of the biggest and most reputable property developer in Guangzhou, and one of the best 100 property developers in China. Super Gain is a joint venture between the Company (51 per cent) and Yue Xiu (49 per cent) for development of property projects in China.

The consideration of approximately HK$5.0 billion represents a 40 per cent discount to the total attributable net tangible asset value of approximately HK$ 8.36 billion of the two property groups. The Company will pay HK$ 2.0 billion in cash, issue to Yue Xiu approximately 2.15 billion new shares at HK$ 0.68 each, and dispose to Yue Xiu its cement, RMC and hi-tech projects for HK$ 1.55 billion.

According to the related circular issued to the Company's shareholders on 31st December 2001, upon completion of the transaction, the Group's unaudited proforma net tangible asset as at 30th June 2001 and the unaudited proforma consolidated net profit for 2000 will be increased by 85 per cent to HK$11.68 billion and at least by 89 per cent to HK$212 million. The corresponding net tangible asset per share and earnings per share will also be increased by approximately 21 per cent and 23 per cent respectively. Net gearing expressed as a ratio of net debts to net tangible assets will be increased moderately from 29 per cent to 36 per cent. Yue Xiu's shareholding in the Company will be increased from approximately 43.8 per cent to 63.5 per cent.

As shown by the above figures, the Acquisition has obvious positive financial impact to the Group. More importantly, the Group will increase land resources significantly with total attributable project gross floor area and attributable land bank site area increased by 3.5 times and 20.3 times respectively to 1.67 million sq. meters and 4.19 million sq. meters and will rank the biggest developer in Guangzhou.

PROSPECTS

The acquisition of Guangzhou Construction is a milestone development of the Group. Through this acquisition and disposal of non-core businesses such as cement, RMC and high technology businesses, the Group will be able to reallocate its internal resources more efficiently and concentrate on property investment and development business in Guangzhou.

The operation of Guangzhou Construction is highly complementary to the Group, which currently has a proportionally smaller land bank and investment properties and does not engage in the design, certification of property development projects, and provision of agency services. Most importantly, with Guangzhou Construction's management team joining the Board and be responsible for managing all the property projects, the Group's management expertise in property business will be further enhanced.

Looking ahead, the Group's goal is to develop as a leading property developer in Southern China, in which Guangzhou is one of the fastest growing and affluent cities in China with the second highest monthly household income and GDP per capita in 2000. Toll road business will continue providing recurrent income to support the property business while the paper business will be divested gradually. The Group will undertake a review on the development potential of its remaining property projects in Hong Kong and Macau later this year to further streamline its business.

With gradual improvement of the international market, the Group believes that economy of China, especially Southern China, will continue to outperform. The Group is optimistic on its medium term development as it is shifting its business focus to Guangzhou property and the full effect of the Acquisition will become evident in the second half of 2002.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from Friday, 21st June 2002 to Wednesday, 26th June 2002, both days inclusive, for the purpose of establishing the entitlement of members to vote at the Annual General Meeting of the Company to be held on 26th June 2002. During this period, no transfer of shares will be registered. In order to qualify for voting, all transfers of shares accompanied by the relevant share certificates must be lodged for registration with the Company's Share Registrar, Abacus Share Registrars Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong, not later than 4:00 p.m. on Thursday, 20th June 2002.

DISCLOSURE OF INFORMATION ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

The annual report of the Company containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") will be published on the website of the Stock Exchange in due course.

By order of the Board
Liu Jinxiang
Chairman

Hong Kong, 19th April 2002

越秀投資有限公司

GUANGZHOU INVESTMENT COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the Company will be held at 1st Floor, South China Hotel, 67-75 Java Road, North Point, Hong Kong on Wednesday, 26th June 2002 at 9:30 a.m. for the following purposes:

1. To receive and consider the audited accounts and the reports of the directors and auditors for the year ended 31st December 2001.
2. To elect directors and to authorise the board to fix directors' remuneration.
3. To re-appoint auditors and to authorise the board to fix their remuneration.
4. As special business to consider and, if thought fit, to pass the following resolutions as Ordinary Resolutions:

A. "THAT

(a) subject to sub-paragraph (b) below, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to repurchase its own shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which may be purchased by the Company pursuant to the approval in sub-paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution, and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws of Hong Kong to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting."

B. "THAT

(a) subject to sub-paragraph (c) below and pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in sub-paragraph (a) above shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in sub-paragraph (a), otherwise than pursuant to (i) a Rights Issue, (ii) the exercise of the conversion rights attaching to any securities which are convertible into shares of the Company, (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to executives and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed 20 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws of Hong Kong to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares of the Company open for a period fixed by the directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

C. "THAT

conditional upon the passing of Resolutions under sub-paragraphs A and B above, the aggregate nominal amount of the number of shares in the capital of the Company which shall have been repurchased by the Company pursuant to and in accordance with sub-paragraph A above shall be added to the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted by the directors of the Company pursuant to and in accordance with the exercise of the general mandate approved in sub-paragraph B above."

By order of the Board
Wong Chi Keung
Company Secretary

Hong Kong, 23rd April 2002

Notes:

1. The register of members of the Company will be closed from Friday, 21st June 2002 to Wednesday, 26th June 2002, both days inclusive, for the purpose of establishing the entitlement of members to vote at the meeting convened by the above notice. During this period, no transfer of shares of the Company will be registered. In order to qualify for voting, all transfers of shares of the Company accompanied by the relevant share certificates must be lodged for registration with the Company's Share Registrar, Abacus Share Registrars Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong, not later than 4:00 p.m. on Thursday, 20th June 2002.
2. A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a member of the Company
3. To be valid, a form of proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such authority, must be deposited with the Company's Share Registrar, Abacus Share Registrars Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong, not less than 48 hours before the time appointed for holding of the meeting or adjourned meeting thereof.
4. At the annual general meeting of the Company held on 19th June 2001, Ordinary Resolutions were passed giving general mandates to directors of the Company to repurchase shares of the Company on the Stock Exchange and to allot, issue and otherwise deal with additional shares in the capital of the Company respectively. Under the terms of the Companies Ordinance and the Listing Rules these general mandates lapse at the conclusion of the Annual General Meeting for 2002, unless renewed at that meeting. The Ordinary Resolutions sought in items 4A and 4B of the above notice renew these mandates.
5. With reference to the Ordinary Resolutions sought in items 4A and 4B of the above notice, the directors of the Company wish to state that they have no immediate plans to repurchase any existing shares or to issue any new shares of the Company. Approval is being sought from members of the Company as a general mandate pursuant to the Companies Ordinance and the Listing Rules.



越秀投資有限公司

GUANGZHOU INVESTMENT COMPANY LIMITED

(於香港註冊成立的有限公司)

股東週年大會通告

茲通告本公司謹訂於二〇〇二年六月二十六日星期三上午九時三十分假座香港北角渣華道六十七至七十五號粵華酒店一樓舉行股東週年大會，藉以處理下列事項：

1. 省覽截至二〇〇一年十二月三十一日止年度之經審核賬目、董事會及核數師之報告。
2. 選舉董事並授權董事會釐定董事酬金。
3. 重聘核數師並授權董事會釐定其酬金。
4. 作為特別事項，考慮及酌情通過下列決議案為普通決議案：

A.「動議

(a) 在下文(b)分段之規限下，一般性及無條件批准本公司董事會於有關期間內行使本公司一切權力，於香港聯合交易所有限公司(「聯交所」)或本公司之證券上市所在並經由證券及期貨事務監察委員會及聯交所就此確認之其他證券交易所，按照適用法例及不時予以修訂之聯交所證券上市規則(「上市規則」)或任何其他證券交易所之規定並在其規限下，購回其股份；

(b) 根據上文(a)分段之批准，本公司購回之本公司股份面值總額不得超過於本決議案通過日期本公司已發行股本面值總額10%，而該項批准亦須受此限制；及

(c) 就本決議案而言，「有關期間」指由本決議案通過之日期至下列三者中之最早日期止之期間：

(i) 本公司下屆股東週年大會散會；

(ii) 按本公司之公司組織章程細則或香港任何適用法例規定本公司須召開下屆股東週年大會之期限屆滿時；及

(iii) 本決議案所授予之權力經本公司股東於股東大會上以普通決議案予以撤銷或更改。」

B.「動議

(a) 在下文(c)分段之規限下及根據公司條例第57B條，一般性及無條件批准本公司董事會於有關期間內行使本公司一切權力以配發、發行及處理本公司股本中之額外股份，並在或需行使此等權力之情況下作出或授出售股建議、協議及購股權；

(b) 上文(a)分段之批准將授權本公司董事會於有關期間內作出或授出將須要或可能須要在有關期間結束後行使該等權力之建議、協議及購股權；

(c) 本公司董事會根據(a)分段之批准而配發或同意有條件或無條件配發(不論是否根據購股權或其他原因而配發者)之股本面值總額，除根據(i)供股；(ii)可轉換為本公司之股份之任何證券附有之換股權獲行使；(iii)現時已採納之任何購股權計劃或類似安排以授出或發行予本公司及/或其任何附屬公司之行政人員及/或僱員之股份或可購買本公司股份之權利；或(iv)根據本公司之公司組織章程細則以任何以股代息或類似安排確配發股份以代替本公司股份之全部或部份股息外，不得超過本決議案通過日期本公司已發行股本面值總額20%，該項批准亦須受此限制；及

(d) 就本決議案而言，「有關期間」指由本決議案通過之日期至下列三者中之最早日期止之期間：

(i) 本公司下屆股東週年大會散會；

(ii) 按本公司之公司組織章程細則或香港任何適用法例規定本公司須召開下屆股東週年大會之期限屆滿時；及

(iii) 本決議案所授予之權力經本公司股東於股東大會上以普通決議案予以撤銷或更改；及

「供股」乃指本公司董事會於訂定之期間向於指定記錄日期名列股東名冊之股份持有人按彼等當時之持股比例提呈發售本公司股份之建議(惟本公司董事會有權就零碎股權或根據任何香港以外地區之法律限制或責任或任何認可監管機關或任何證券交易所之規定而作出其認為必要或權宜之豁免或其他安排)。」

C.「動議

待上文A及B分段之各項決議案獲通過後，本公司根據上文A分段購回本公司股本中之股份面值總額，應加入本公司董事會根據及按照上文B分段批准行使之一般授權而可配發或同意有條件或無條件配發之本公司股本面值總額之內。」

承董事會命
公司秘書
黃之強

香港，二〇〇二年四月二十三日

附註：

1. 本公司將由二〇〇二年六月二十一日星期五至二〇〇二年六月二十六日星期三(首尾兩天包括在內)期間暫停辦理本公司股份過戶登記手續，以確定有權在上述通告召開之會議上投票之股東。如欲享有投票權，所有本公司股份的過戶文件連同有關股票，必須於二〇〇二年六月二十日星期四下午四時前送達香港中環干諾道中111號永安中心5樓本公司的股份過戶登記處雅柏勤證券登記有限公司，辦理過戶登記手續。
2. 凡有權出席根據上述通告而召開之大會及於大會上投票之股東，均有權委派一位或多位代表出席，並代其投票。受委代表毋須為本公司股東。
3. 代表委任表格連同經簽署之授權書或其他授權文件(如有)或經由公證人簽署證明之該等授權書或授權文件副本，必須於大會或其續會之指定舉行時間48小時前送達香港中環干諾道中111號永安中心5樓本公司之股份過戶登記處雅柏勤證券登記有限公司，方為有效。
4. 在於二〇〇一年六月十九日舉行之本公司股東週年大會，通過普通決議案分別授予本公司董事會一般授權以便於聯交所購回本公司之股份，以及配發、發行及以其他方式處理本公司股本中之額外股份。根據公司條例及上市規則之條款，該等一般授權除非於二〇〇二年度之股東週年大會上獲重新授予，否則將於該大會結束時失效。上述通告第4A及4B項之普通決議案重新授予該等一般授權。
5. 有關上述通告第4A及4B項之普通決議案，本公司董事會謹此聲明彼等暫時無意購回任何現有股份或發行任何本公司之新股。現正根據公司條例及上市規則向本公司股東尋求批准一般授權。

CHINA DAILY HONG KONG EDITION

THURSDAY, JUNE 27, 2002



越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED
(Incorporated in Hong Kong with limited liability)

RESULTS OF EXTRAORDINARY GENERAL MEETING

RELATING TO RESOLUTIONS ON TERMINATION OF THE EXISTING SHARE OPTION SCHEMES, ADOPTION OF A NEW SHARE OPTION SCHEME and APPROVAL FOR ADOPTION OF A NEW SHARE OPTION SCHEME OF GZI TRANSPORT LIMITED

At the EGM, the resolutions relating to the termination of the Existing Share Option Schemes, the adoption of the New Share Option Scheme and the approval for adoption of a new share option scheme of GZI Transport Limited were passed by the shareholders of the Company.

Reference is made to the circular of Guangzhou Investment Company Limited (the "Company") dated 5 June 2002 (the "Circular") in relation to the proposals involving the termination of the two existing share option schemes of the Company (1) adopted on 21 November 1992 and expiring on the business day preceding 21 November 2002; and (2) adopted on 23 June 1998 and expiring on the business day preceding 23 June 2008 (the "Existing Share Option Schemes"), the adoption of a new share option scheme of the Company (the "New Share Option Scheme") and the approval for adoption of a new share option scheme of GZI Transport Limited, a subsidiary of the Company, at the extraordinary general meeting of the Company held on 26 June 2002 (the "EGM").

The Board is pleased to announce that at the EGM, the resolutions relating to the termination of the Existing Share Option Schemes, the adoption of the New Share Option Scheme and the approval for adoption of the new share option scheme of GZI Transport Limited were passed by the shareholders of the Company. Details of the terms of the New Share Option Scheme are contained in the Circular. The New Share Option Scheme complies with the amendments to Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By order of the Board
Liu Jinxiang
Chairman

Hong Kong, 26 June 2002

香港經濟日報

2002年6月27日 星期四



越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED
（於香港註冊成立的有限公司）

股東特別大會結果

有關終止現有購股權計劃、採納新購股權計劃及批准越秀交通有限公司採納新購股權計劃的決議案

於股東特別大會上，本公司股東通過有關削減股份溢價賬、終止現有購股權計劃、採納新購股權計劃及批准越秀交通有限公司採納其新購股權計劃的決議案。

茲提述越秀投資有限公司(「本公司」)於二〇〇二年六月五日刊發的通函(「該通函」)。該通函乃有關於本公司在二〇〇二年六月二十六日舉行的股東特別大會(「股東特別大會」)上終止本公司(i)於一九九二年十一月二十一日採納並將於二〇〇二年十一月二十一日前一個營業日到期及(ii)於一九九八年六月二十三日採納並將於二〇〇八年六月二十三日前一個營業日到期的兩項現有購股權計劃(「現有購股權計劃」)、採納本公司的新購股權計劃(「新購股權計劃」)及批准本公司附屬公司越秀交通有限公司採納其新購股權計劃的建議。

董事會欣然宣佈，於股東特別大會上，本公司股東通過有關終止現有購股權計劃、採納新購股權計劃及批准越秀交通有限公司採納其新購股權計劃的決議案。有關新購股權計劃條款的詳情載於該通函內。新購股權計劃符合香港聯合交易所有限公司證券上市規則第17章的修訂。

承董事會命
董事長
劉錦湘

香港，二〇〇二年六月二十六日

CHINA DAILY HONG KONG EDITION

FRIDAY, JUNE 28, 2002



越秀投資有限公司

GUANGZHOU INVESTMENT COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

Extension of Completion
regarding
Very Substantial Acquisition and Connected Transaction

Acquisition of a 100% interest in
Guangzhou Construction & Development Holdings (China) Limited
and
a 49% interest in Super Gain Development Limited
and
Disposals of Cement and Ready-Mixed Concrete manufacturing
and High Tech related businesses
and
Proposed Applications for the Whitewash Waiver and the Special Deal Consent

The Company and Yue Xiu have agreed to extend Completion of the Conditional Sale and Purchase Agreement.

Unless otherwise stated in this announcement, terms defined in the circular of the Company dated 31st December, 2001(the "Circular") shall have the same meanings when used herein.

Further to the press announcements of the Company dated 10th December, 2001, 17th January, 2002 and 27th March, 2002, the Directors announce that the Company and Yue Xiu have mutually agreed to extend the latest fulfillment date of the conditions precedent to 31st August, 2002 (or such later date as the parties may agree). In view of the substantial number of PRC companies involved in the Proposed Transactions, the time required to complete all requisite formalities (including the issuance of business licences and necessary registrations of the PRC companies by the relevant PRC government authorities) goes beyond the parties' expectation. The Directors are pleased to inform the shareholders that the parties are working towards fulfilling all the conditions precedent.

By order of the Board
Liu Jinxiang
Chairman

Hong Kong, 27th June, 2002

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries that, to the best of their knowledge, the opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which will make any statements in this announcement misleading.

香港經濟日報

2002年6月28日 星期五



越秀投資有限公司

GUANGZHOU INVESTMENT COMPANY LIMITED

（於香港註冊成立的有限公司）

延遲完成
非常重大收購及關連交易

收購
城市建設開發集團（中國）有限公司全部權益及
盛德發展有限公司49%權益及
出售水泥及預拌混凝土製造及高科技相關業務及
建議申請清洗豁免及特殊交易同意

本公司與越秀企業已同意延遲完成有條件買賣協議。

除另有說明者外，本公司於二〇〇一年十二月三十一日刊發的通函（「該通函」）中所界定的詞彙與本公佈所採用者具相同涵義。

繼本公司分別於二〇〇一年十二月十日、二〇〇二年一月十七日及二〇〇二年三月二十七日發表的報章公佈後，董事宣佈，本公司及越秀企業雙方已同意將完成先決條件的最後期限，延遲至二〇〇二年八月三十一日（或訂約各方可能協定的較後日期）。鑑於涉及該等建議交易的中國公司數目眾多，致使完成規定的手續（包括由有關的中國政府機關就中國公司發出營業執照及作出所需的登記）所需時間超越訂約各方的預期。董事欣然通知股東，訂約各方正全力完成所有先決條件。

承董事會命
董事長
劉錦湘

香港，二〇〇二年六月二十七日

董事願就本公佈所載資料的準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知及確信，本公佈所表達的意見乃經審慎周詳考慮，且本公佈並無遺漏任何其他事實，致使本公佈所載任何內容有所誤導。

The Standard **Friday, August 30, 2002**



越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED
(Incorporated in Hong Kong with limited liability)

Extension of Completion
regarding
Very Substantial Acquisition and Connected Transaction

Acquisition of a 100% interest in
Guangzhou Construction & Development Holdings (China) Limited
and
a 49% interest in Super Gain Development Limited
and
Disposals of Cement and Ready-Mixed Concrete manufacturing
and High Tech related businesses
and
Proposed Applications for the Whitewash Waiver and the Special Deal Consent

The Company and Yue Xiu have agreed to extend Completion of the Conditional Sale and Purchase Agreement.

Unless otherwise stated in this announcement, terms defined in the circular of the Company dated 31st December, 2001(the "Circular") shall have the same meanings when used herein.

Further to the press announcements of the Company dated 10th December, 2001, 17th January, 2002, 27th March, 2002 and 27th June, 2002, the Directors announce that the Company and Yue Xiu have mutually agreed to extend the latest fulfillment date of the conditions precedent to 31st December, 2002 (or such later date as the parties may agree). In view of the substantial number of PRC companies involved in the Proposed Transactions, the time required to complete all requisite formalities (including the issuance of business licences of the PRC companies and necessary registrations by the relevant PRC government authorities) goes beyond the parties' expectation. The Directors are pleased to inform the shareholders that the parties are working towards fulfilling all the conditions precedent.

By order of the Board
Liu Jinxiang
Chairman

Hong Kong, 29th August, 2002

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries that, to the best of their knowledge, the opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which will make any statements in this announcement misleading.

香港經濟日報
2002年8月30日　星期五



越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED
(於香港註冊成立的有限公司)

延遲完成
非常重大收購及關連交易

收購
城市建設開發集團(中國)有限公司全部權益及
盛德發展有限公司49%權益及
出售水泥及預拌混凝土製造及高科技相關業務及
建議申請清洗豁免及特殊交易同意

本公司與越秀企業已同意延遲完成有條件買賣協議。

除另有說明者外，本公司於二〇〇一年十二月三十一日刊發的通函(「該通函」)中所界定的詞彙與本公佈所採用者具相同涵義。

繼本公司分別於二〇〇一年十二月十日、二〇〇二年一月十七日、二〇〇二年三月二十七日及二〇〇二年六月二十七日發表的報章公佈後，董事宣佈，本公司及越秀企業雙方已同意將完成先決條件的最後期限，延遲至二〇〇二年十二月三十一日(或訂約各方可能協定的較後日期)。鑑於涉及該等建議交易的中國公司數目眾多，致使完成規定的手續(包括由有關的中國政府機關就中國公司發出營業執照及作出所需的登記)所需時間超越訂約各方的預期。董事欣然通知股東，訂約各方正全力完成所有先決條件。

承董事會命
董事長
劉錦湘

香港，二〇〇二年八月二十九日

董事願就本公佈所載資料的準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知及確信，本公佈所表達的意見乃經審慎周詳考慮，且本公佈並無遺漏任何其他事實，致使本公佈所載任何內容有所誤導。

The Standard **Friday, September 20, 2002**



越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED
(Incorporated in Hong Kong with limited liability)

Resignation of Director

The Board of Directors of Guangzhou Investment Company Limited (the "Company") announces that Mr. Cai Hanxiang resigned as Director of the Company with effect from 19th September 2002.

We would like to express our thanks to Mr. Cai for his valuable contributions to the Company during his tenure of service.

By order of the Board
Liu Jinxiang
Chairman

Hong Kong, 19th September 2002

香港經濟日報

2002年9月20日 星期五



越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED
(於香港註冊成立之有限公司)

董事之辭任

越秀投資有限公司(「本公司」)董事會宣佈蔡漢祥先生於二〇〇二年九月十九日辭任本公司董事之職務。

董事會藉此謹向蔡先生於任內對本公司之貢獻深表謝意。

承董事會命
董事長
劉錦湘

香港,二〇〇二年九月十九日

The Standard **Tuesday, September 24, 2002**



越秀投資有限公司

GUANGZHOU INVESTMENT COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

ANNOUNCEMENT

This announcement is made pursuant to Practice Note 19 of the Listing Rules.

This announcement is made pursuant to the disclosure requirements under Practice Note 19 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules").

The board of directors of Guangzhou Investment Company Limited ("Company") makes the following disclosures pursuant to paragraph 3.7.1 of Practice Note 19 of the Listing Rules.

By a loan agreement ("Loan Agreement") dated 23rd September, 2002 and entered into between the Company and a group of banks in Hong Kong ("Lenders"), a syndicated loan facility in the aggregate principal amount of Hong Kong dollars two thousand six hundred and thirty million (HK$2,630,000,000) ("Facility") is made available by the Lenders to the Company for a term of 66 months from 23rd September, 2002 or 60 months from date of first drawing, whichever date is the earlier, and subject to and in accordance with the terms and conditions therein contained. The Company has undertaken with the Lenders to procure Yue Xiu Enterprises (Holdings) Limited, the controlling shareholder of the Company who beneficially owned an aggregate of about 43.8 per cent of the issued share capital of the Company, to maintaining (whether directly or indirectly), throughout the continuing of the Facility and so long as any sum remains owing, not less than 30 per cent of the issued share capital of the Company ("Undertaking"). Breach of the Undertaking will constitute an event of default under the Loan Agreement. Upon the occurrence of such event of default, all amounts outstanding and owing under the Facility will become immediately repayable by the Company, failing which, such event of default may also trigger cross default under other banking facilities of approximately HK$1.6 billion which are available to the Company and/or its subsidiaries.

The board of directors of the Company will make continuing disclosure pursuant to the requirements under paragraph 3.9 of Practice Note 19 of the Listing Rules.

By Order of the Board
Liu Jinxiang
Chairman

Hong Kong, 23rd September, 2002

香港經濟日報

2002年9月24日 星期二



越秀投資有限公司

GUANGZHOU INVESTMENT COMPANY LIMITED

(在香港註冊成立之有限公司)

公 佈

本公佈乃根據上市規則第19項應用指引之規定而作出

本公佈乃根據香港聯合交易所有限公司證券上市規則(「上市規則」)第19項應用指引之披露規定而作出。

越秀投資有限公司(「本公司」)之董事會乃根據上市規則第19項應用指引第3.7.1段作出下列披露。

本公司與香港的一組銀行(「貸款人」)於二○○二年九月二十三日達成一項貸款協議(「貸款協議」)，根據貸款協議的條款，由貸款人提供給本公司達26.3億港元之銀團貸款融資(「貸款融資」)，由二○○二年九月二十三日起為期66個月或由首次提款日起為期60個月，以較早的日期為準。本公司已向貸款人承諾，促使本公司的控權股東越秀企業(集團)有限公司(其實益擁有本公司已發行股本合共約43.8%)在該貸款融資的期間及其任何金額未付還之時，持續直接或間接實益擁有不少於本公司已發行股本30%(「承諾」)。違反承諾將構成貸款協議項下的違約，若發生該違約事件，本公司須立即付還貸款融資項下全部未付還的金額，否則，該違約事件亦可能引致已提供給本公司或其附屬公司約16億港元的其他銀行貸款融資項下的連帶違約。

本公司董事會將根據上市規則第19項應用指引第3.9段的規定作出持續披露。

承董事會命
董事長
劉錦湘

香港，二○○二年九月二十三日



越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

Interim Results For the Six Months Ended 30th June 2002

RESULTS

The directors of Guangzhou Investment Company Limited (the "Company") announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30th June 2002 as follows:—

	Note	(Unaudited) Six months ended 30th June 2002 HK$'000	2001 HK$'000
Turnover	1	1,544,748	1,734,760
Cost of sales		(1,050,430)	(1,092,819)
Gross profit		494,318	641,941
Other revenues		20,089	45,767
Selling and distribution expenses		(45,262)	(38,134)
Administrative expenses		(266,330)	(265,214)
Other net operating income/(expenses)		5,896	(21,719)
Operating profit	1 & 2	208,711	362,641
Finance costs		(85,973)	(123,346)
Share of profits/(losses) of			
Jointly controlled entities		(18,793)	(9,748)
Associated companies		61,487	52,791
Profit before taxation		165,432	282,338
Taxation	3	(32,162)	(49,295)
Profit after taxation		133,270	233,043
Minority interests		(112,914)	(186,623)
Profit attributable to shareholders		20,356	46,420
Earnings per share	4		
Basic		0.51 cent	1.18 cents
Fully diluted		0.50 cent	1.15 cents

Notes:

1 **Turnover and segment information**

The Group is principally engaged in development, operation and management of toll highways and bridges, development, selling and management of properties and holding of investment properties, manufacturing and selling of newsprint, corrugated paper, cement and ready-mixed concrete. Turnover and segment results for the period are as follows:

Primary reporting format - business segments

The Group is organised mainly in Hong Kong and the mainland of China ("China") into four main business segments:

- Toll operations - development, operation and management of toll highways and bridges
- Properties - development, selling and management of properties and holding of investment properties
- Paper - manufacturing and selling of newsprint and corrugated paper
- Cement - manufacturing and selling of cement and ready-mixed concrete (discontinuing operation)

Other operations of the Group mainly comprise high technology business (discontinuing operation) and investment holding, neither of which are of a sufficient size to be reported separately.

There are no sales between the business segments.

Secondary reporting format - geographical segments

The Group's four business segments are mainly managed in Hong Kong and China:

Hong Kong — properties and cement
China — properties, paper, cement and toll operations
Others — properties

There are no sales between the geographical segments.

Segment's cash inflow from operating activities was HK$74,470,000, cash outflow from investing activities was HK$16,035,000 and cash outflow from financing activities was HK$98,566,000. The carrying amount of assets, liabilities, turnover and segment results, and cash flow statements of Jin Peng and China ITI were not of a sufficient size to be disclosed separately.

Secondary reporting format - geographical segments

	Six months ended 30th June Turnover 2002 HK$'000	2001 HK$'000	Segment results 2002 HK$'000	2001 HK$'000
China	1,282,420	1,430,358	193,983	314,022
Hong Kong	260,915	303,092	33,463	51,857
Others	1,413	1,310	(9,579)	(16)
	1,544,748	1,734,760	217,867	365,863
Interest income			6,911	15,776
Unallocated costs			(16,067)	(18,998)
Operating profit			208,711	362,641

2 **Operating profit**

Operating profit is stated after crediting and charging the following:

	Six months ended 30th June 2002 HK$'000	2001 HK$'000
Crediting		
Gain on partial disposal of a jointly controlled entity	6,240	—
Charging		
Depreciation and amortisation	138,188	139,049
Cost of inventories sold	944,863	914,517
Provision for diminution in value of interests in property development projects	9,881	—

3 **Taxation**

Hong Kong profits tax has been provided at the rate of 16 per cent (2001: 16 per cent) on the estimated assessable profits for the period. Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the countries in which the Group operates.

The amount of taxation charged to the consolidated profit and loss account represents:

	Six months ended 30th June 2002 HK$'000	2001 HK$'000
Hong Kong profits tax	3,660	6,911
Overseas taxation		
- Current	24,780	37,250
- Overprovision in prior years	(4,500)	—
Deferred taxation	665	917
	24,605	45,078
Share of taxation attributable to:		
Jointly controlled entities	1,059	—
Associated companies	6,498	4,217
	32,162	49,295

Primary reporting format - business segments

	Toll operations		Properties		Paper		(Discontinuing operation) Cement (*Note*)		Other operations		Group	
	Six months ended 30th June											
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	173,883	214,169	304,298	330,249	539,585	661,199	525,058	527,562	1,924	1,581	1,544,748	1,734,760
Segment results	87,166	127,394	29,918	89,818	35,345	125,012	71,020	31,561	(5,582)	(7,922)	217,867	365,863
Interest income											6,911	15,776
Unallocated costs											(16,067)	(18,998)
Finance costs											(85,973)	(123,346)
Share of profits less (losses) of												
Jointly controlled entities	(24,843)	—	(59)	—	—	(10,089)	6,109	341	—	—	(18,793)	(9,748)
Associated companies	68,202	68,195	4,972	(177)	—	—	—	—	(11,687)	(15,227)	61,487	52,791
Profit before taxation											165,432	282,338
Taxation											(32,162)	(49,295)
Profit after taxation											133,270	233,043
Minority interests											(112,914)	(186,623)
Profit attributable to shareholders											20,356	46,420

Note:

On 19th December 2001, the Company and its controlling shareholder, Yue Xiu Enterprises (Holdings) Limited ("Yue Xiu"), entered into a Conditional Sale and Purchase Agreement, pursuant to which, inter alia, the Company agreed to purchase or procure the purchase and Yue Xiu agreed to sell or procure the sale of a 100 per cent interest in Guangzhou City Construction & Development Holdings (China) Limited and a 49 per cent interest in Super Gain Development Limited, being currently a 51 per cent subsidiary of the Company, for a total consideration of approximately HK$5,014 million, subject to satisfaction of certain conditions. The transaction is expected to be completed by the end of 2002.

The consideration of approximately HK$5,014 million will be satisfied as to (i) HK$2,000 million in cash; (ii) about HK$1,464 million by way of allotment and issuance of the Company's shares to Yue Xiu and/or its nominee(s); and (iii) HK$1,550 million by way of disposals of the Company's 100 per cent interest in China Century Cement International Limited ("Cement Segment"), 36.84 per cent effective interest in Guangzhou Jin Peng Group Co., Ltd. ("Jin Peng") and 46.7 per cent effective interest in China Information Technology Industry Co., Limited ("China ITI") and assignment of shareholders' loans of the Cement Segment, Jin Peng and China ITI in the aggregate amount of about HK$886 million to Yue Xiu and/or its nominee(s). The terms of the Conditional Sales and Purchase Agreement have been arrived at after arm's length negotiations and are based on normal commercial terms.

At the Extraordinary General Meeting held on 17th January 2002, the Board of Directors announced that independent shareholders of the Company had approved the disposal of Cement Segment, Jin Peng and China ITI. The disposal is consistent with the Company's long-term strategy to refocus on property investment and development businesses.

As at 30th June 2002, the carrying amount of the assets of Cement Segment was HK$2,074,641,000 and its liabilities were HK$1,999,780,000. Turnover and segment results of Cement Segment were disclosed above. During 2002, Cement

4 **Earnings per share**

The calculation of basic earnings per share is based on the profit attributable to shareholders of HK$20,356,000 (2001: HK$46,420,000) and the weighted average number of 4,009,989,359 (2001: 3,947,507,328) ordinary shares in issue during the period.

The calculation of diluted earnings per share is based on the profit attributable to shareholders of HK$20,356,000 (2001: HK$53,638,661, after taking into account the effect of interest on convertible bonds) and the weighted average number of 4,009,989,359 (2001: 3,947,507,328) ordinary shares in issue during the period plus the weighted average number of 43,975,593 (2001: 733,682,323) potential dilutive ordinary shares deemed to be issued in respect of the outstanding share options.

The outstanding convertible bonds of the Company have not been taken into account for the purpose of calculation of the diluted earnings per share as the exercise of the outstanding convertible bonds would have an anti-dilutive effect.

ANALYSIS OF RESULTS

In the first half of 2002, the Group's turnover amounted to HK$1,544,748,000, representing a 11.0 per cent decline compared with the same period of 2001.

Turnover of the property business experienced an overall 7.9 per cent decrease to HK$304,298,000 as the Group sold more residential instead of commercial units in the first half of 2002. The downturn of the Hong Kong rental market had also caused rental income from investment properties primarily located in Hong Kong to decline by approximately 11.3 per cent to HK$65,146,000. In addition, increasing domestic competitions affected the newsprint operation of the Group and turnover decreased by 18.4 per cent to HK$539,585,000. Turnover of the Group's toll road business declined by 18.8 per cent to HK$173,883,000 due to disposal of Xinfeng Highways and lower traffic volume of selective projects. However, the cement business had outperformed due to expansion of construction activities in Guangdong Province. Inspite of a slowing Hong Kong market, turnover of cement business amounted to HK$525,058,000 and remained at a similar level of the same period of last year.

Total gross profits amounted to HK$494,318,000 and decreased by 23.0 per cent due to similar reasons as mentioned above. However, gross profits of the outperforming cement and ready-mixed concrete businesses amounted to HK$165,232,000 and remained at a similar level of the same period of last year.

Total expenses including selling, distribution, administrative and other operating expenses decreased slightly by approximately 6.0 per cent to a total of HK$305,696,000 mainly due to the cost control.

Finance costs decreased enormously by 30.3 per cent to HK$85,973,000 as a result of declining interest rate and net repayment of a total of HK$317,834,000 bank loans.

The increase in the share of loss in jointly controlled entities by 92.8 per cent to HK$18,793,000 was mainly attributable to loss incurred by the jointly controlled entity of GZI Transport Limited, Guangzhou Northern Second Ring Expressway ("GNSR Expressway"). GNSR Expressway started operation only in the beginning of 2002 and has not reached its most optimal traffic volume level yet.

Taxation decreased by 34.8 per cent to HK$32,162,000 due to lower pre-tax profits.

For the six months ended 30th June 2002, the Group achieved profit attributable to shareholders amounted to HK$20,356,000, which compared with HK$46,420,000 in the same period in 2001.

Basic Earnings Per Share

	Six months ended 30th June	
	2002	**2001**
Profit attributable to shareholders (HK$)	20,356,000	46,420,000
Weighted average number of shares in issue	4,009,989,359	3,947,507,328
Basic earnings per share (cent(s))	0.51	1.18

INTERIM DIVIDEND

The Board of Directors has resolved not to declare any interim dividend for 2002 (2001: nil).

BUSINESS REVIEW

Guangzhou Property Market Continued to Expand

The primary residential market in Guangzhou Municipality continued to grow steadily in the first half of 2002. Total sales volume within the eight districts of the Guangzhou City urban area was 2.37 million sq. meters and average selling price was approximately Rmb4,968 per sq. meter. Both remained at similar levels of the same period of last year. As a result of sub-urbanization and improving transport, transaction in the sub-urban area within the Guangzhou Municipality has become increasingly active. Inclusive of the above eight districts, total sales volume of the ten districts of Guangzhou Municipality increased by 8.6 per cent to 3.71 million sq. meters while average selling price decreased by 2.5 per cent to Rmb4,160 per sq. meter, which had exerted certain price pressure on urban properties. Apart from an active primary market, transactions in the secondary market continued to grow. Sales volume was up significantly by 49.0 per cent to 1.40 million sq. meters. Price moved downward by 11.1 per cent compared with the same period in 2001 to an average of Rmb3,427 per sq. meter. Price differentials between the primary and secondary markets reflect the different qualities of properties.

Market Positioning and Sales

In the first half of 2002, the Group sold approximately 42,000 sq. meters of primarily residential properties which increased by 13 per cent compared with the same period of last year. Turnover had decreased because more residential instead of commercial units were sold. During the period, the Group continued to strengthen its efforts in marketing the major project for sale, Galaxy City. Provision of new auxiliary facilities such as school shuttle bus and supermarket have added value to the property.

The Group's future market positioning is to concentrate on the development of middle and mass market residential properties in Haizhu District and Tian He District of Guangzhou City with average selling price ranging between Rmb4,000 and Rmb7,000 per sq. meter. In the second half of 2002, major projects to be offered for sale will include Galaxy City in Zhujiang New Estate, Run Hui Building at Jiangnan Xi Road and Phase II of Greenland Garden in Haizhu District with total expected sales area of 32,000 sq. meters.

The Group expects the property market in Guangzhou Municipality will remain competitive but also have huge growth potential due to a low level of private home ownership and rising affluence. The Group's immediate priority is to complete the acquisition of a majority interest in Guangzhou City Construction and Development Holding Limited ("Guangzhou Construction") announced late last year. This transaction will increase the Group's land resources substantially, details of which is summarised under "Very Substantial Acquisition of Property Assets" below.

Newsprint Business Performed Satisfactorily

As a result of increasing supply of domestic newsprint and expansion of production capacity in China, Guangzhou Paper Limited ("Guangzhou Paper") faced a challenging environment. In the first half of 2002, Guangzhou Paper sold 122,931.9 tonnes of newsprint which decreased by 8.6 per cent compared with same period of last year. Average newsprint price was also down by 13.7 per cent to Rmb4,330.0 per tonne due to intensified competition amongst newsprint producers in the southern China region. The decline in turnover offset savings from approximately 6.9 per cent reduction of cost of sales.

However, during the period Guangzhou Paper continued to maintain one of the biggest market share in the domestically produced newsprint market and was ranked amongst the top in China in terms of sales volume. Looking forward to the second half of 2002, the Group expects the market remain competitive and has formulated various measures targeting further cost reduction and sales expansion.

Cement and Ready-Mixed Concrete Businesses

In the first half of 2002, aggregate sales volume of cement and ready-mixed concrete ("RMC") of China Century Cement Limited ("CCC"), a joint venture with German cement group Heidelberger Zement, increased by 16.7 per cent and 16.9 per cent to approximately 1.27 million tonnes and 554,191 cubic meters respectively. Such improvement in performance was due to CCC's penetration into new markets such as Shenzhen City and expansion of construction activities in the Guangdong Province. Construction works of various infrastructure projects such as the new Guangzhou International Airport, Phase Two of the Metro System in Guangzhou Municipality and the Western Guangzhu Expressway etc. have begun and increased volume demand for both cement and RMC. Price of cement in Guangzhou Municipality remained stable during the period at about Rmb265.9 per tonne. Inspite of a slowing cement market in Hong Kong, overall performance of CCC improved substantially in the first half of 2002 due to expansion of sales volume in Guangdong Province, strengthened treasury management to reduce finance cost and government tax refund from the introduction of an environmental friendly new cement product, PO32.5R. The Group expects the cement market in Guangdong Province to remain robust in the second half of this year.

The Group had also acquired new fixed assets such as production facilities under construction, plant and machineries and tools amounting to HK$30 million in the first half year of 2002.

Capital and Other Commitments

As at 30th June 2002, the Group had capital commitments of HK$879 million, of which HK$145 million is for the addition of fixed assets for technological improvement of its industrial businesses, the balance of HK$734 million is for the construction of properties under development in China and Hong Kong over the next few years.

In December 2001, the Group announced the acquisition of an approximately 95 per cent interest in Guangzhou Construction and a 49 per cent interest in Super Gain Development Limited for a total consideration of approximately HK$ 5 billion, of which HK$2 billion cash consideration will be satisfied by internal resources and bank borrowing. The Group has recently secured a 5 year term loan facility of HK$ 2.63 billion from a syndicate of banks in Hong Kong. The funding will be partially for financing the acquisition and partially for replacing maturing loans. This acquisition is expected to be completed around the end of 2002.

Liquidity and Capital Resources

The Group maintains a comfortable liquidity position. As at 30th June 2002, the Group had bank deposits, cash and bank balances of approximately HK$1.175 million in total, of which approximately 59 per cent was in Rmb, 23 per cent in US dollars, 14 per cent in HK dollars and the rest was in other foreign currencies.

As at 30th June 2002, the Group had bank borrowings excluding bank overdrafts ("Bank Borrowings") and convertible bonds outstanding of approximately HK$3.178 billion and HK$0.450 billion respectively (collectively "Total Borrowings"), of which HK$ 709 million Bank Borrowings was attributable to GZI Transport. The net decrease in Total Borrowings was HK$318 million compared with the last year end balance sheet date. As at 30th June 2002, 43 per cent of the Bank Borrowings was denominated in Rmb, 19 per cent in US dollars and 38 per cent in HK dollars. The convertible bonds were denominated in HK dollars.

The management believes that the steady inflow of Rmb, HK dollars and US dollars funds generated and/or repatriated from the Group's subsidiaries, associated companies and jointly controlled entities in Hong Kong and China, whose equity were funded by foreign currency, are sufficient to meet the Group's short to medium term Rmb, US dollars and HK dollars borrowings, finance costs and dividend payments.

The following table summarises the repayment schedule of the Total Borrowings:

	Repayable within				
	one year *HK$'000*	one to two years *HK$'000*	two to Five years *HK$'000*	over five years *HK$'000*	Total *HK$'000*
Bank Borrowings	1,973,969	611,469	592,589	673	3,178,700
Convertible bonds	249,450	200,623	—	—	450,073
Total Borrowings	2,223,419	812,092	592,589	673	3,628,773

As corporate loans raised in the Hong Kong and China markets are customary short to medium term, approximately 62 per cent of the Bank Borrowings will be repayable within one year. The management is confident that Bank Borrowings can be refinanced upon maturity. Approximately 55 per cent and 45 per cent of the convertible bonds are redeemable in one year and one to two years respectively. All convertible bonds were issued by the Company. On maturity, those bonds which have not been converted into ordinary shares of the Company at the respective price of HK$0.7600 and HK$0.6168 per share are to be redeemed at 105 per cent of their principal amount with accrued interest.

Approximately 39 per cent of the Bank Borrowings was secured by (i) the Group's fixed deposits of HK$15million, and (ii) a small portion of the Group's property portfolio. The rest of the Bank Borrowings are unsecured.

Treasury Policies

Toll Road Performance Affected by Once-Off Factors

2002 has been a year of transformation for GZI Transport Limited ("GZI Transport"), the toll road subsidiary of the Company. Owing to the *once-off effect of applying higher amortization rates and disposal* of certain projects, GZI Transport recorded 41.3 per cent decline in profit attributable to shareholders of HK$77,728,000 in the first half of 2002. However, the Group believes that these negative impact are temporary and will be eased shortly. New investment project such as the Shantou Bay Bridge is being sourced to *replenish the toll road portfolio after disposing* the less profitable investments in 2001. Together with the rising car ownership in China as a result of growing affluence, toll traffic volume is expected to increase in the foreseeable future. Thus, the Group believes that performance turnaround will be imminent.

Very Substantial Acquisition of Property Assets

In December 2001, the Group announced the acquisition of a majority interest in Guangzhou Construction and interests in some other property assets in China for approximately HK$5.0 billion from its controlling shareholder, Yue Xiu Enterprises (Holdings) Limited ("Yue Xiu").

The consideration of approximately HK$5.0 billion represents a *40 per cent discount to the total* attributable net asset value of approximately HK$8.36 billion of the two property groups. The Company will pay HK$2.0 billion in cash, issue to Yue Xiu approximately 2.15 billion new shares at HK$0.68 each, and dispose to Yue Xiu its cement, RMC and high technology projects for HK$1.55 billion.

This transaction, which is expected to complete around the end of this year, will increase the Group's land resources significantly with total attributable project gross floor area and attributable land bank site area increased by 3.5 times and 20.3 times to 1.67 million sq. meters and 4.19 million sq. meters respectively. The *Group will rank* amongst the biggest developers in Guangzhou Municipality.

FUTURE STRATEGY AND PROSPECTS

2002 is a year of adjustment of the Group's asset portfolio.

The Group is in the final stage of going through various *legal procedures to acquire a majority interest in* Guangzhou Construction. Together with the proposed disposal of non-core businesses such as cement, RMC and high technology projects, the Group will be able to concentrate on property investment and development business in Guangzhou Municipality.

Looking ahead, the Group's goal is to develop as a leading property developer in Southern China, in which Guangzhou Municipality is amongst the fastest growing and affluent cities in China. Toll road business will continue to provide recurrent income to support the property business while the Group's interest in paper business will be reduced gradually through a proposed A-share listing of Guangzhou Paper. The Group is also in the process of undertaking a review on the development potential of its remaining *property projects in Hong* Kong and Macau to further streamline its business portfolio.

Although the current international environment is uncertain, the Group believes that the economy of China, *especially Southern China, will continue to outperform.* The Group is optimistic on its medium term development as it is shifting its business focus to Guangzhou property and the full effect of the above-mentioned acquisition will become evident in 2003.

FINANCIAL REVIEW

Analysis of Cash Flows

During the first half year of 2002, the Group has generated net cash inflow of HK$224 million from operating activities. Net cash outflow for investing activities in the same period was HK$16 million which was mainly due to cash outflow for capital expenditures as explained below and cash *inflow from the release of* certain pledged bank deposits as a result of the repayment of certain bank loans. Net cash outflow from financing activities in the same period was HK$467 million, which was mainly due to net repayment of bank loans of HK$318 million.

As at 30th June 2002, the Group's cash and cash equivalents amounted to HK$1,129 million and was decreased by HK$259 million compared with 31st December 2001.

Capital Expenditures

During the first half of 2002, GZI Transport had incurred capital expenditures and investments amounting to approximately HK$150.5 million which primarily included (a) balance consideration for the acquisition of the remaining 34 per cent interests in the Group's non wholly owned subsidiary holding Qinglian Highways amounted to HK$135.6 million; and (b) additional capital injection to an existing other investment amounted to HK$14.3 million.

The Group's overall treasury and funding policy is that of risk management and liquidity control. Bank balances are generally placed as short term fixed rate deposits in bank accounts in Hong Kong and China. No fund is placed in non-bank institutions nor invested in securities. The Group will maintain a balanced relationship with banks both in Hong Kong and China to take advantage of the different liquidity of these two markets.

Since the Group's principal operations are in China and most of the income is denominated in Rmb, the management is aware of possible currency exchange rate exposure. As a hedging strategy, the management emphasizes on mainly using re-invested profits and Rmb borrowings to finance the Group's Rmb investments. Equity and debt financing in foreign currencies will only be used selectively as supplementary funds.

Capital Structure

The following table summarises the components of the Group's capital structure:

	30th June 2002		31st December 2001	
	HK$'000	%	*HK$'000*	%
Fixed rate loans				
Convertible bonds	450,073	4	450,073	4
Floating rate loans				
Denominated in Rmb	1,380,584	14	1,505,863	15
Denominated in US dollars	613,438	6	1,155,818	11
Denominated in HK dollars	1,184,678	12	834,853	8
Total Borrowings	3,628,773	36	3,946,607	38
Shareholders' funds	6,547,316	64	6,530,538	62
Total Capitalisation	10,176,089	100	10,477,145	100
Gearing Ratio	36%		38%	

The Group continues to maintain a healthy capital structure with Gearing Ratio (expressed as a percentage of Total Borrowings to Total Capitalisation) of 36 per cent as at 30th June 2002, which decreased moderately from 38 per cent as at 31st December 2001 due to reduction of Total Borrowings.

Interest Coverage

Interest cover for the first half year of 2002 is 4.7 times which is slightly higher than that of 4.3 times for the year ended 31st December 2001, calculated based on interest costs divided by profit before tax and interests, both adjusted for non-cash items.

AUDIT COMMITTEE

The unaudited interim accounts for the six months ended 30th June 2002 had been reviewed by the Audit Committee.

DISCLOSURE OF INFORMATION ON THE WEBSITE OF THE STOCK EXCHANGE

A detailed interim results announcement for the six months ended 30th June 2002 containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") will be published on the website of the Stock Exchange in due course.

By order of the Board
Liu Jinxiang
Chairman

Hong Kong, 24th September 2002



越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTION AND CONTINUING CONNECTED TRANSACTIONS

On 17 October 2002, GZ Paper entered into the Transfer Agreement with GZ Paper Holdings, pursuant to which GZ Paper will transfer all its rights in the Transfer Assets to GZ Paper Holdings for a total consideration of approximately RMB 660 million (approximately HK$623 million) to be satisfied by full and final discharge of the Liabilities.

On the same day, GZ Paper Holdings and GZ Paper entered into the Lease Contract and the Utilities Supply Contract respectively, pursuant to which GZ Paper Holdings will lease the Leased Properties and supply electricity, water and steam, to GZ Paper.

GZ Paper is a Sino-foreign equity joint venture in which the Company indirectly has 51% equity interest and GZ Paper Holdings has 49% equity interest. The Transfer Agreement therefore constitutes a connected transaction of the Company under the Listing Rules, while transactions under the Lease Contract and the Utilities Supply Contract respectively constitute continuing connected transactions of the Company, and all are subject to approval of the shareholders of the Company at the EGM pursuant to the Listing Rules. No shareholder is required to abstain from voting as the only connected person in relation to the Transfer Agreement, the Lease Contract and the Utilities Supply Contract is GZ Paper Holdings which does not (on its own or in the hands of *its associates) have any shareholding in the Company.*

A circular containing, inter alia, further details of the Transfer Agreement, the Lease Contract and the Utilities Supply Contract, the opinion of Yu Ming Investment Management Limited as the independent financial adviser of the Company, and the valuation report of Greater China Appraisal Limited as valuer, and notice of the EGM will be dispatched to the shareholders of the Company as soon as practicable in accordance with the Listing Rules.

THE TRANSFER AGREEMENT

Date:

17 October 2002

Parties:

Vendor: GZ Paper
Purchaser: GZ Paper Holdings

Assets to be transferred:

Certain workshops and ancillary buildings located at No. 40, Guangzhi Road, Haizhu District, Guangzhou, the PRC (with an approximate aggregate gross floor area of 198,410 square metres), assets of power generation plants, the supporting services departments and the supply and sales department of GZ Paper which are beneficially owned by GZ Paper and shall be free from encumbrances at the time of transfer.

Upon completion of the transfer of the Transfer Assets, the respective labour contracts between GZ Paper and the employees related to the Transfer Assets will be terminated while new labour contracts will be entered into between those employees and GZ Paper Holdings in accordance with the relevant PRC laws and regulations.

Consideration:

The consideration for transfer of the Transfer Assets amounts to approximately RMB 660 million (approximately HK$623 million), and will be satisfied by full and final discharge of the Liabilities. The Directors consider that the consideration is fair and reasonable so far as the Company and its shareholders as a whole are concerned as it represents a premium of approximately 1.5% over the unaudited book value of the Transfer Assets of approximately RMB 650.4 million (approximately HK$613.6 million) as at 31 August 2002.

Conditions precedent:

The Transfer Agreement is conditional on the following conditions being fulfilled:

1. *the shareholders of the Company having passed resolutions approving the* Transfer Agreement, the Lease Contract and the Utilities Supply Contract; and
2. if required, the Company having received the consent of its creditors to the performance of the Transfer Agreement.

The consent of the Company's creditors, including two bank syndicates, is expected to be obtained by 30 November 2002.

THE LEASE CONTRACT

Date:

17 October 2002

Parties:

Lessor: GZ Paper Holdings
Lessee: GZ Paper

Leased Properties:

Certain land, workshops and ancillary buildings located at No.40, Guangzhi Road, *Haizhu District, Guangzhou, the PRC, with an approximate aggregate gross floor area* of 142,344 square metres. These workshops and buildings comprise all the workshops and buildings (except the workshops and buildings located at the power generation plants) of the Transfer Assets.

Rental:

Approximately RMB 1.446 million (approximately HK$1.364 million) per month, which was agreed between the parties at arm's length based on standard rental fees set by the Guangzhou Municipal People's Government for similar premises in the area after taking into account the market rental for similar premises in the area. In the event of adjustment of standard rental fees, land use taxes and fees by the Guangzhou Municipal People's Government, the rental fee may be adjusted in accordance with the relevant regulations. Adjustments to the rental fee, however, may not exceed 5% of the previous year's rental.

Term:

20 years from the date on which the conditions precedent to the Lease Contract are fully satisfied.

Use:

The Leased Properties shall be used by GZ Paper in its pulp and paper manufacturing businesses.

GZ Paper may not without the prior written consent of GZ Paper Holdings transfer, sublet or charge the Leased Properties.

Conditions precedent:

The Lease Contract is conditional on the following conditions being fulfilled:

1. the shareholders of the Company having approved the Lease Contract;
2. if required, the Company having received the consent of its creditors to the performance of the Lease Contract; and
3. all the conditions under the Transfer Agreement being fulfilled.

The consent of the Company's creditors, including two bank syndicates, is expected to be obtained by 30 November 2002.

THE UTILITIES SUPPLY CONTRACT

Date:

17 October 2002

Parties:

Supplier: GZ Paper Holdings
User: GZ Paper

Utilities supplied:

Electricity, water and steam on 24-hour continual basis to the production premises at No.40, Guangzhi Road, Haizhu District, Guangzhou, the PRC. Such electricity, water and steam will be generated by part of the Transfer Assets.

Fees:

The annual fees shall be agreed in advance between the parties in writing in respect of each year during the term of the Utilities Supply Contract, the percentage of adjustment of unit rates shall not exceed the percentage of adjustment of the market price and, subject to the special adjustments mentioned below, shall not exceed 10% of the unit rates for the previous year. In the event of special adjustments made by the Guangzhou Municipal People's Government of fees for the supply of electricity, water and steam, adjustments to fees payable under the Utilities Supply Contract shall be made in accordance with the relevant requirements.

The annual fees for the first year of supply is estimated to be approximately RMB218.099 million based on the consumption of the utilities by GZ Paper in the preceding year and the unit rates set for the first year as stated below. Such unit rates are determined by reference to the applicable regulations of the Guangzhou Municipal People's Government after taking into account the production cost or the market price for provision of such utilities on an industrial basis.

Unit rates for the first year of supply for such utilities are set out as follows:

Utility	Unit Rate for First Year
Electricity:	RMB 0.358 per kwh
Turbid water:	RMB 0.12 per cubic metre
Clean water:	RMB 0.445 per cubic metre
Chemically treated water:	*RMB 5.1 per cubic metre*
Steam:	RMB 29.1 per GJ

Term:

20 years from the date on which the conditions precedent to the Utilities Supply Contract are fully satisfied.

Conditions precedent:

The Utilities Supply Contract is conditional on the following conditions being fulfilled:

1. the shareholders of the Company having approved the Utilities Supply Contract;
2. if required, the Company having received the consent of its creditors to the performance of the Utilities Supply Contract; and
3. all the conditions under the Transfer Agreement being fulfilled.

The consent of the Company's creditors, including two bank syndicates, is expected to be obtained by 30 November 2002.

REASONS FOR THE TRANSACTIONS

Presently the Group is principally engaged in (i) property development, (ii) manufacture and sale of pulp and paper (through GZ Paper), (iii) manufacture and sale of cement and ready-mixed concrete, and (iv) operation of toll highways, expressways and bridges.

In order to increase its competitiveness, GZ Paper is in the process of undergoing a corporate restructuring to restructure its assets and liabilities, of which the transactions described in this announcement form part. The Transfer Agreement will reduce the net liabilities and improve the debt-equity ratio of GZ Paper, while entry into the Lease Contract and the Utilities Supply Contract ensures that operations of GZ Paper's pulp and paper businesses will remain unaffected after transfer of the Transfer Assets. The Directors believe that the transactions will be beneficial to the long-term development of GZ Paper as well as increase its attractiveness in any future fund-raising exercises, including from debt and capital markets. The Directors however wish to emphasise that certain conditions have to be fulfilled prior to the completion of such corporate restructuring and fund-raising exercises in accordance with the relevant rules and regulations of the PRC and such corporate restructuring and fund-raising exercises may or may not be completed.

The Directors consider that the Transfer Agreement, the Lease Contract and the Utilities Supply Contract are fair and reasonable and in the best interests of the Company and its shareholders as a whole, as GZ Paper is an indirect subsidiary of the Company, the net liabilities of the Company will also be reduced and the debt-equity ratio improved.

CONNECTED TRANSACTION AND CONTINUING CONNECTED TRANSACTIONS

GZ Paper is a Sino-foreign equity joint venture in which the Company indirectly has 51% equity interest and GZ Paper Holdings has 49% equity interest. The Transfer Agreement therefore constitutes a connected transaction of the Company under the Listing Rules as it was entered into between a subsidiary of the Company and a substantial shareholder of that subsidiary. Accordingly, the Transfer Agreement is subject to approval of the shareholders of the Company at the EGM pursuant to the Listing Rules. No shareholder is required to abstain from voting as the only connected person in relation to the Transfer Agreement is GZ Paper Holdings which does not (on its own or in the hands of its associates) have any shareholding in the Company.

Entered into between the same parties as the Transfer Agreement, transactions under the Lease Contract and the Utilities Supply Contract will for the duration of their terms constitute continuing connected transactions of the Company under the Listing Rules and are subject to approval of the shareholders of the Company at the EGM pursuant to the Listing Rules. No shareholder is required to abstain from voting as the only connected person in relation to the Lease Contract and the Utilities Supply Contract is GZ Paper Holdings which does not (on its own or in the hands of its associates) have any shareholding in the Company.

Application has been made on behalf of the Company to the Stock Exchange for *waiver from strict compliance with Rule 14.26 of the Listing Rules on the ground that* transactions under the Lease Contract and the Utilities Supply Contract will take place on a continuing basis and it is onerous to issue a press announcement and convene a shareholders' meeting in relation to them on each occasion they arise. If granted, the waiver is expected to be valid for three years ending 31 December, 2004 and subject to the following conditions:

(a) the transactions shall be:

  (i) entered into by GZ Paper in the ordinary and usual course of its business;

  (ii) conducted either (A) on normal commercial terms (which expression will be applied by reference to transactions of a similar nature and to be made by similar entities) or (B) (where there is no available comparison) on terms that are fair and reasonable so far as the shareholders of the Company are concerned; and

  (iii) entered into in accordance with the terms of the Lease Contract and the Utilities Supply Contract;

(b) the aggregate amount of the transactions under the Lease Contract and the Utilities Supply Contract for each financial year of the Company shall not exceed RMB 319.13 million (approximately HK$301.07 million);

(c) the independent non-executive directors of the Company shall review the transactions annually and confirm in the Company's next annual report that they were conducted in the manner as stated in paragraphs (a) and (b) above;

(d) the Company's auditors shall review the transactions annually and confirm in a letter (the "Letter") to the Directors (a copy of which shall be provided to the Listing Division of the Stock Exchange) stating whether:

  (i) the transactions have received the approval of the Company's board of directors;

  (ii) the transactions have been entered into in accordance with the terms of the Lease Contract and the Utilities Supply Contract; and

  (iii) the cap amount has been exceeded;

  and where, for whatever reason, the auditors decline to accept the engagement or are unable to provide the Letter, the Directors shall contact the Listing Division of the Stock Exchange immediately;

(e) details of the transactions in each financial year shall be disclosed as required under Rule 14.25(1) (A) to (D) of the Listing Rules in the annual report of the Company for the relevant financial year together with a statement of the opinion of the independent non-executive directors of the Company referred to in paragraph (c) above;

(f) GZ Paper shall provide to the Stock Exchange an undertaking that, for so long as the Company's shares are listed on the Stock Exchange, it will provide the Company's auditors with full access to its relevant records for the purpose of the auditors' review of the transactions referred to in paragraph (d) above; and

(g) in the event of any future amendments to the Listing Rules imposing more stringent requirements than those applicable as at the date of the announcement on transactions of the kind to which the transactions under the Lease Contract and the Utilities Supply Contract belong, the Company must take immediate steps to ensure compliance with such requirements within a reasonable time.

The cap amount stated in paragraph (b) above has been determined with reference to (i) the annual fees payable by GZ Paper for the first year of the term of the Lease Contract and the Utilities Supply Contract based on standard fee rates set by the Guangzhou Municipal People's Government after taking into account market prices for similar premises and utilities or the cost of production for such utilities; (ii) adjustments which may be made in accordance with the market price pursuant to the Utilities Supply Contract; (iii) adjustments which may be made in accordance with the requirements of the Guangzhou Municipal People's Government pursuant to the Lease Contract and the Utilities Supply Contract; (iv) GZ Paper's estimate of its turnover for the coming three years ending 31 December 2004; and based on the *assumption that there will be no reduction in the annual fees.*

The aggregate cap amount referred to in paragraph (b) above is calculated as follows:

(a) Based on the Lease Contract:

annual rent for the first year	:	approximately RMB17.352 million (i.e. RMB1.446 million x 12 months)
assumed increase of 5% of previous year's annual rent for the second and the third year	: =	RMB17.352 million x 1.05 x 1.05 approximately RMB19.13 million

(b) Based on the Utilities Supply Contract:

annual fees for the first year	:	approximately RMB218.099 million
assumed increase of 10% of previous year's annual fees for the second and the third year	: =	RMB218.099 million x 1.1 x 1.1 approximately RMB263.9 million
margin of approximately 14% to take into account special adjustments made by the Guangzhou Municipal People's Government and the estimate of turnover of GZ Paper for the second and the third year	 =	RMB263.9 million x 1.14 approximately RMB300 million

Based on the above calculations, the aggregate cap amount of the transactions under the Lease Contract and the Utilities Supply Contract for each financial year of the Company is RMB319.13 million (i.e. RMB19.13 million + RMB300 million) (approximately HK$301.07 million).

If the cap amount is at any time exceeded, or if the terms of the Lease Contract or the Utilities Supply Contract are altered, or if GZ Paper enters into new arrangements or agreements with GZ Paper Holdings or any other connected persons during the validity of the waiver (if granted), or if the transactions pursuant to the Lease Contract and/or the Utilities Supply Contract continue after expiry of the waiver (if granted), the Company will comply with the provisions of Chapter 14 of the Listing Rules governing connected transactions unless it applies for and obtains a separate waiver from the Stock Exchange.

A circular containing, inter alia, further details of the Transfer Agreement, the Lease Contract and the Utilities Supply Contract, the opinion of Yu Ming Investment Management Limited as the independent financial adviser of the Company, and the valuation report of Greater China Appraisal Limited as valuer, and notice of the EGM will be dispatched to the shareholders of the Company as soon as practicable in accordance with the Listing Rules. Neither Yu Ming Investment Management Limited nor Greater China Appraisal Limited is connected with the Company, any of its subsidiaries, or the directors, chief executives or substantial shareholders of the Company or any of its subsidiaries, or any of their respective associates.

TERMS USED IN THIS ANNOUNCEMENT

"Company"	Guangzhou Investment Company Limited, a company incorporated in Hong Kong, the shares of which are listed on the Stock Exchange and on the SES
"Directors"	the directors of the Company
"EGM"	the extraordinary general meeting of the Company to be convened to approve the Transfer Agreement, the Lease Contract and the Utilities Supply Contract
"Group"	the Company and its subsidiaries
"GZ Paper"	Guangzhou Paper Limited (廣州造紙有限公司), a Sino-foreign equity joint venture established under the laws of the PRC and *an indirect subsidiary of the Company*
"GZ Paper Holdings"	Guangzhou Paper Holdings Limited (廣州造紙集團有限公司), a limited liability company established under the laws of the PRC
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Lease Contract"	the contract dated 17 October 2002 entered into between GZ Paper Holdings and GZ Paper pursuant to which GZ Paper Holdings will lease the Leased Properties to GZ Paper
"Leased *Properties*"	certain land, workshops and ancillary buildings located at *No.40, Guangzhi Road, Haizhu District, Guangzhou, the PRC*
"Liabilities"	the liabilities owed by GZ Paper to GZ Paper Holdings, amounting to approximately RMB 660 million (approximately HK$623 million)
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	People's Republic of China
"SES"	Singapore Exchange Securities Trading Limited
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Transfer Agreement"	the agreement dated 17 October 2002 entered into between GZ Paper and GZ Paper Holdings pursuant to which GZ Paper will transfer to GZ Paper Holdings all its rights in the Transfer Assets
"Transfer Assets"	certain workshops and ancillary buildings located at No. 40, Guangzhi Road, Haizhu District, Guangzhou, the PRC, assets of power generation plants, the supporting services departments and the supply and sales department of GZ Paper which are owned by GZ *Paper*
"Utilities Supply Contract"	the contract dated 17 October 2002 entered into between GZ Paper Holdings and GZ Paper pursuant to which GZ Paper Holdings will provide electricity, water and steam to GZ Paper
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC

For illustrative purposes of this announcement, RMB 106 = HK$100.

By Order of the Board
Liu Jinxiang
Chairman

Hong Kong, 17 October 2002

The Standard **Friday, November 8, 2002**

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED
(Incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTION AND CONTINUING CONNECTED TRANSACTIONS

DELAY IN DESPATCH OF THE CIRCULAR

Despatch of the Circular by the Company to the Shareholders regarding, among other things, the Connected Transactions announced by the Company in the Announcement will be postponed to not later than 15th November, 2002.

Reference is made to the press announcement (the "Announcement") issued by Guangzhou Investment Company Limited (the "Company") dated 17th October, 2002, regarding, among other things, the connected transactions (the "Connected Transactions") of the Company referred to in the Announcement. Defined terms and expressions used herein shall have the same meanings as those in the Announcement unless otherwise stated.

Pursuant to Rule 14.29(2) of the Listing Rules, the circular (the "Circular") regarding the Connected Transactions is required to be despatched by the Company to the shareholders of the Company (the "Shareholders") within 21 days of the date of the Announcement, being not later than 8th November, 2002.

The Directors announce that, as further time is required to compile the information to be contained in the Circular, there will be a delay in the posting of the Circular. An application has been made to the Stock Exchange for the extension of time for despatch of the Circular to not later than 15th November, 2002.

By Order of the Board
Liu Jinxiang
Chairman

Hong Kong, 7th November, 2002

香港經濟日報

2002年11月8日 星期五

香港聯合交易所有限公司對本公佈的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部分內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。



越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED
（於香港註冊成立的有限公司）

關連交易及持續關連交易

延遲寄發通函

本公司將延遲至二〇〇二年十一月十五日或之前，向股東寄發有關（其中包括）本公司於該公佈宣佈的關連交易的通函。

謹此提述越秀投資有限公司（「本公司」）於二〇〇二年十月十七日刊發的報章公佈（「該公佈」），內容有關（其中包括）該公佈所述本公司進行的關連交易（「關連交易」）。除另有說明者外，本公佈所用詞彙，與該公佈所用者具相同涵義。

根據上市規則第14.29(2)條，本公司須由該公佈刊發日期起二十一日內，即須於二〇〇二年十一月八日或之前，向本公司股東（「股東」）寄發有關關連交易的通函（「通函」）。

董事宣佈，由於需要更多時間編製通函所載的資料，故將延遲寄發通函。本公司已向聯交所申請將寄發通函的日期延遲至二〇〇二年十一月十五日或之前。

承董事會命
董事長
劉錦湘

香港，二〇〇二年十一月七日



越秀投資有限公司

GUANGZHOU INVESTMENT COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

Completion of the Very Substantial Acquisition and Connected Transaction in relation to the Acquisition of a 100% interest in Guangzhou Construction & Development Holdings (China) Limited and a 49% interest in Super Gain Development Limited and Disposals of Cement and Ready-Mixed Concrete manufacturing and Hi Tech related businesses and Applications for the Whitewash Waiver and the Special Deal Consent

SUMMARY:

Reference is made to the Company's announcements dated 10th December, 2001, 17th January, 2002, 27th March, 2002, 27th June, 2002 and 29th August, 2002 and the circular dated 31st December, 2001 in relation to the Proposed Transactions.

Due to the substantial number of PRC companies involved in the Proposed Transactions and the prolonged time required in obtaining all requisite formalities (including the issuance of business licences of the PRC companies and necessary registrations by the relevant PRC government authorities), the latest fulfillment date of the conditions precedent of the Conditional Sale and Purchase Agreement has been extended from 31st March, 2002 to 31st December, 2002.

In order to expedite Completion, the Company agrees to waive the fulfilment of certain Conditions Precedent such that the Excluded Entities shall not be injected into the Guangzhou Construction BVI Group and the Pending Entities shall not be injected into the Guangzhou Construction BVI Group for the time being until the approvals from the relevant government authorities or the relevant consents have been obtained. Should any/all of the Pending Entity(ies), as the case may be, obtain the relevant government authorities' approval or the relevant consent within 3 months from the date of Completion or such other date as the Company may agree, up to an aggregate of 44,566,587 Additional Adjusted Consideration Shares shall be allotted and issued to Yue Xiu and/or its nominee(s).

As a result, subject to completion of the Pending Entity(ies), the Consideration will be revised downward from HK$5,014,053,000 to up to a maximum of HK$5,013,533,497 through a reduction in the issuance of the number of the Consideration Shares, which will be based on the same issue price of HK$0.68 per Share.

The Directors consider that the Adjusted Consideration and thus the variations of the relevant terms of the Conditional Sale and Purchase Agreement are of a non-material nature. Based on the Authorisation, the Directors shall have the discretion to grant the Condition Waiver and adjust the Consideration accordingly.

The Company and Yue Xiu agree that the Adjusted Consideration shall be satisfied on Completion:

(a) as to HK$2,000 million by cheque or telegraphic transfer in favour of Yue Xiu and/or its nominee(s). This original term of the Conditional Sale and Purchase Agreement remains unchanged;

(b) as to approximately HK$1,433 million by way of allotment and issuance of 2,107,688,555 Adjusted Consideration Shares to Yue Xiu and/or its nominee(s); and

(c) as to HK$1,550 million by way of the Disposals and the assignment of shareholders' loans of the CCCI Group, Jin Peng and China ITI in the aggregate amount of approximately HK$886 million to Yue Xiu and/or its nominee(s). This original term of the Conditional Sale and Purchase Agreement remains unchanged.

Both the Independent Board Committee comprising Messrs. Yu Lup Fat, Joseph and Lee Ka Lun and Yu Ming, the independent financial adviser appointed to advise the Independent Board Committee, are of the views that the Condition Waiver, the Adjusted Consideration, the allotment and issuance of the Adjusted Consideration Shares and the Additional Adjusted Consideration Shares are fair and reasonable insofar as the Independent Shareholders are concerned and are in the interest of the Company.

The Executive has indicated that the Whitewash Waiver granted and the Special Deal Consent given by the Executive remain valid notwithstanding the variations of the terms of the Conditional Sale and Purchase Agreement as disclosed in this announcement.

On 13th December, 2002, the Stock Exchange also granted its approval for the listing of and permission to deal in the Adjusted Consideration Shares and Additional Adjusted Consideration Shares.

The Directors are also pleased to announce that all the conditions for Completion have been fulfilled or waived and that completion of the Proposed Transactions took place on 20th December, 2002.

BACKGROUND

Reference is made to the Company's announcements dated 10th December, 2001, 17th January, 2002, 27th March, 2002, 27th June, 2002 and 29th August, 2002 and the circular dated 31st December, 2001 in relation to the Proposed Transactions.

The Conditional Sale and Purchase Agreement dated 10th December, 2001

The Company and Yue Xiu entered into the Conditional Sale and Purchase Agreement dated 10th December, 2001, pursuant to which, inter alia, the Company agreed to purchase or procure the purchase and Yue Xiu agreed to sell or procure the sale of a 100% interest in Guangzhou Construction BVI and a 49% interest in Super Gain, being a 51% owned subsidiary of the Company at that time, for a total consideration of approximately HK$5,014 million, subject to certain Conditions Precedent. The Consideration represents a discount of 40% to the Appraised Audited Net Asset Value of approximately HK$8,356 million.

Pursuant to the Conditional Sale and Purchase Agreement, the Consideration will be satisfied as to (i) HK$2,000 million in cash; (ii) approximately HK$1,464 million by way of allotment and issuance of approximately 2,153 million Consideration Shares to Yue Xiu and/or its nominee(s); and (iii) HK$1,550 million by way of disposals of the Company's 100% interest in CCCI, 36.84% effective interest in Jin Peng and 46.70% effective interest in China ITI and assignment of shareholders' loans of the CCCI Group, Jin Peng and China ITI in the aggregate amount of approximately HK$886 million to Yue Xiu and/or its nominee(s).

On 17th January, 2002, the Independent Shareholders passed the ordinary resolutions at the EGM approving, inter alia, the Conditional Sale and Purchase Agreement, the allotment and issuance of the Consideration Shares and other transactions contemplated under the Conditional Sale and Purchase Agreement.

The Independent Shareholders' ordinary resolutions passed at the EGM also authorise the Directors to, inter alia, make and agree to such variations of a non-material nature of the terms of the Conditional Sale and Purchase Agreement as they may in their discretion consider to be desirable and in the interest of the Company.

THE ADJUSTMENT

Non-material variation of the terms of the Conditional Sale and Purchase Agreement

The latest fulfillment date of conditions precedent has been extended from 31st March, 2002 to 31st December, 2002 due to the substantial number of PRC companies involved in the Proposed Transactions and the prolonged time required to obtain all requisite formalities (including the issuance of business licences of the PRC companies and necessary registrations by the relevant PRC government authorities) for the Proposed Transactions.

As at the date of this announcement, relevant approvals/consents for the injection of the Pending Entities have not yet been obtained and the Company expects that such approvals/consents may not be forthcoming on or before 31st December, 2002.

In order to expedite Completion, Yue Xiu and the Company agree that the Excluded Entities as appear in Table 1 shall not be injected into the Guangzhou Construction BVI Group for the reasons set out therein:

Table 1

Business entity	Attributable equity interests	Principal businesses	Reasons for not injecting into Guangzhou Construction BVI Group
(1) 廣州宏城材料設備有限公司 (Guangzhou Grandcity Materials & Equipment Ltd.)	84.87%	Sale of construction and renovation materials	The entity was dissolved as of 30th June, 2001.
(2) 廣州宏城廣告有限公司 (Guangzhou Grandcity Advertisement Ltd.)	75.40%	Design and production of advertisements	The entity was dissolved as of 30th June, 2001.
(3) 廣州城建開發怡城貿易有限公司 (Guangzhou City Construction & Development Yicheng Enterprise Ltd.)	95.20%	Wholesaling	The entity was dissolved in December 2001.
(4) 宏城(澳洲)實業有限公司 (Grandcity (Australia) Enterprises Pty Ltd.)	100.00%	Investment holding company for overseas investments	The entity is dormant.
(5) 廣州市玫瑰園西餐酒廊有限公司 (Guangzhou Rose Garden Western Restaurant & Bar Ltd.)	80.67%	Catering services	The entity is a restaurant operator. Such business is not in line with the business of Guangzhou Construction BVI Group.

In addition, Yue Xiu and the Company agree that the Pending Entities as appear in Table 2 shall not be injected into the Guangzhou Construction BVI Group for the time being for the reasons set out therein:

Table 2

Business entity	Attributable equity interests	Principal businesses	Reasons for not injecting into Guangzhou Construction BVI Group for the time being
(1) 廣州城建開發家城超級市場有限公司 (Guangzhou City Construction & Development Homecity Supermarket Ltd.)	98.126%	Supermarket operator	Approvals from the relevant government authorities have not been obtained. Since the entity is engaged in an industry which is subject to certain restrictions in terms of foreign investments, the application to convert the entity into a sino-foreign joint venture entity has experienced significant delay due to the number of approvals required. Nevertheless, according to the PRC legal opinion, should the relevant approvals be obtained, there would be no legal impediment to convert it into a sino-foreign joint venture.
(2) 廣州城建開發設計院有限公司 (Guangzhou City Construction & Development Institution Ltd.)	80.000%	Consulting services in property development	Approvals from the relevant government authorities have not been obtained. Since the entity is engaged in an industry which is subject to certain restrictions in terms of foreign investments, the application to convert the entity into a sino-foreign joint venture entity has experienced significant delay due to the number of approvals required. Nevertheless, according to the PRC legal opinion, should the relevant approvals be obtained, there would be no legal impediment to convert it into a sino-foreign joint venture.
(3) 廣州白馬服裝市場物業管理有限公司 (Guangzhou White Horse Clothings Market Property Management Ltd.)	47.000%	Property management services	Consents from the Chinese parties to convert the entity into a sino-foreign joint venture have not been obtained

The Company agrees to waive the fulfilment of certain Conditions Precedent such that the Excluded Entities shall not be injected into the Guangzhou Construction BVI Group and the Pending Entities shall not be injected into the Guangzhou Construction BVI Group for the time being until the approvals from the relevant government authorities or the relevant consents have been obtained.

The Company and Yue Xiu have agreed to make adjustment to the Consideration through a reduction of the number of Consideration Shares to be issued (as shown in the Table 3 below). The aggregate appraised audited net asset value of the Excluded Entities and the Pending Entities as at 30th June, 2001 was approximately RMB69.94 million (approximately HK$65.98 million) representing less than 1% of the aggregate Appraised Audited Net Asset Value. Save for the variations of the terms disclosed herein, other terms of the Conditional Sale and Purchase Agreement remain unaltered. The Directors consider that the Adjusted Consideration and thus the variations of the relevant terms of the Conditional Sale and Purchase Agreement are of a non-material nature. Based on the Authorisation, the Directors shall have the discretion to grant the Condition Waiver and adjust the Consideration accordingly. The Directors consider that the adjustment to be made through a reduction in the issuance of the number of the Consideration Shares would be a better option for the Company as it would reduce the dilutive effects on the Company's net asset value per Share and the earnings per Share.

Table 3

Business Entities	The attributable appraised audited net asset value as at 30th June, 2001 (approximately RMB in million)	The attributable appraised audited net asset value as at 30th June, 2001 (approximately HK$ in million)	Number of Consideration Shares to be reduced at Completion	Value of the Consideration Shares to be reduced at Completion (approximately HK$ in million)
Excluded Entities:				
(1) 廣州宏城材料設備有限公司 (Guangzhou Grandcity Materials & Equipment Ltd.)	—	—	Note 1	—
(2) 廣州宏城廣告有限公司 (Guangzhou Grandcity Advertisement Ltd.)	—	—	Note 1	—
(3) 廣州城建開發怡城貿易有限公司 (Guangzhou City Construction & Development Yicheng Enterprise Ltd.)	7.42	7.00	Note 2	—
(4) 宏城(澳洲)實業有限公司 (Grandcity (Australia) Enterprises Pty Ltd.)	8.06	7.61	Note 2	—
(5) 廣州市玫瑰園西餐酒廊有限公司 (Guangzhou Rose Garden Western Restaurant & Bar Ltd.)	0.92	0.87	763,975 Note 3	0.52
Pending Entities:				
(6) 廣州城建開發家城超級市場有限公司 (Guangzhou City Construction & Development Homecity Supermarket Ltd.)	37.70	35.57	31,385,692 Note 3	21.34
(7) 廣州城建開發設計院有限公司 (Guangzhou City Construction & Development Institution Ltd.)	5.73	5.45	4,769,129 Note 3	3.24
(8) 廣州白馬服裝市場物業管理有限公司 (Guangzhou White Horse Clothings Market Property Management Ltd.)	10.11	9.53	8,411,766 Note 3	5.72
Total:	69.94	65.98	45,330,562	30.82

Remarks:

1. Since the business entities were dissolved as of 30th June, 2001, the financial report date on which the Consideration was based, the exclusion of them shall have no impact on the Consideration.

2. The assets were distributed to the respective shareholders in proportion to their interests in the business entities. Upon Completion, these distributed assets will be effectively owned by Guangzhou Construction BVI Group. Therefore, the exclusion of them shall have no impact on the Consideration.

3. The number of the consideration shares is arrived at based on the following formula:

HK$(Attributable appraised audited net asset value of the business entity as at 30th June, 2001 X (1-40%) ÷ 0.68)

Since the Consideration under the Proposed Transactions is based on a discount of 40% to the Appraised Audited Net Asset Value as at 30th June, 2001, the adjustment to the Consideration shall be made in the same manner.

The Company and Yue Xiu agree that the Adjusted Consideration shall be satisfied on Completion:

(a) as to HK$2,000 million by cheque or telegraphic transfer in favour of Yue Xiu and/or its nominee(s). This original term of the Conditional Sale and Purchase Agreement remains unchanged;

(b) as to approximately HK$1,433 million by way of allotment and issuance of 2,107,688,555 Adjusted Consideration Shares, representing about 52.6% of the Company's existing issued share capital and about 34.5% of its enlarged issued share capital immediately after Completion; and

(c) as to HK$1,550 million by way of the Disposals and assignment of shareholders' loans in the aggregate amount of approximately HK$886 million to Yue Xiu and/or its nominee(s). This original term of the Conditional Sale and Purchase Agreement remains unchanged.

Should any/all of the Pending Entity(ies), as the case may be, obtain the approvals of the relevant government authorities or the relevant consents such that the Pending Entity(ies) shall be injected into the Guangzhou Construction BVI Group within 3 months from the date of Completion or such other date as the Company may agree, the relevant Additional Adjusted Consideration Shares as set out in Table 4 below shall be allotted and issued to Yue Xiu and/or its nominee(s).

Table 4

Pending Entities	Additional Adjusted Consideration Shares to be allotted and issued	Value of the Additional Adjusted Consideration Shares based on HK$0.68 per Share (approximately HK$ in million)
1. 廣州城建開發家城超級市場有限公司 Guangzhou City Construction & Development Homecity Supermarket Ltd.	31,385,692 Note 1	21.34
2. 廣州城建開發設計院有限公司 Guangzhou City Construction & Development Institution Ltd.	4,769,129 Note 1	3.24
3. 廣州白馬服裝市場物業管理有限公司 Guangzhou White Horse Clothings Market Property Management Ltd.	8,411,766 Note 1	5.72
Up to a maximum total of:	44,566,587	30.31

Remark:

1. The number of the consideration shares is arrived at based on the following formula:

HK$ (Attributable appraised audited net asset value of the business entity as at 30th June, 2001 X (1-40%) ÷ 0.68)

As a result, the Consideration will be revised downward from HK$5,014,053,000 to HK$4,983,228,218 on Completion up to a maximum of HK$5,013,533,497 subject to completion of the Pending Entity(ies) (as the case may be) through a reduction in the issuance of the number of the Consideration Shares, which will be based on the same issue price of HK$0.68 per Share.

Assuming all the Additional Adjusted Consideration Shares are issued in full, the total number of consideration shares issued will represent about 34.9% of the issued share capital of the Company as enlarged by the Adjusted Consideration Share and Additional Adjusted Consideration Shares.

The Company will issue (an) announcement(s) as and when such Pending entity(ies) is/are injected into the Guangzhou Construction BVI Group.

On 13th December, 2002, the Stock Exchange granted its approval for the listing of and permission to deal in the Adjusted Consideration Shares and the Additional Adjusted Consideration Shares.

Below is a table showing the effects on the shareholding structure of the Company after the adjustment to the Consideration:

Table 5

	Existing shareholding structure	%	Immediately after Completion	%	Immediately after Completion and issuance of all the Additional Adjusted Consideration Shares	%	Immediately after Completion, issuance of all the Additional Adjusted Consideration Shares and conversion of all existing convertible bonds	%
Yue Xiu	1,756,047,001	43.79	3,863,735,556	63.15	3,908,302,143	63.42	4,561,687,014	66.93
Directors	1,610,000	0.04	1,610,000	0.03	1,610,000	0.03	1,610,000	0.02
Public shareholders	2,252,756,666	56.17	2,252,756,666	36.82	2,252,756,666	36.55	2,252,756,666	33.05
Total	4,010,413,667	100.00	6,118,102,222	100.00	6,162,668,809	100.00	6,816,053,680	100.00

The Directors consider that the Condition Waiver, the Adjusted Consideration, the allotment and issuance of the Adjusted Consideration Shares and the Additional Adjusted Consideration Shares are fair and reasonable and are in the interest of the Company.

Advices from the Independent board Committee and the independent financial adviser

Both the Independent Board Committee comprising Messrs. Yu Lup Fat, Joseph and Lee Ka Lun and Yu Ming, the independent financial adviser appointed to advise the Independent Board Committee, are of the views that the Condition Waiver, the Adjusted Consideration, the allotment, and issuance of the Adjusted Consideration Shares and the Additional Adjusted Consideration Shares are fair and reasonable insofar as the Independent Shareholders are concerned and are in the interest of the Company.

The Whitewash Waiver and the Special Deal Consent

The Whitewash Waiver was granted and the Special Deal Consent was given by the Executive on 7th January, 2002 on the basis of the information disclosed in the Circular. If there is any material change to such information, the Executive should be notified immediately so that the Executive can decide whether the Whitewash Waiver and the Special Deal Consent shall remain valid.

In this regard, Yue Xiu has made a submission to the Executive setting out the details of the variations of the terms of the Conditional Sale and Purchase Agreement. The Executive has indicated that the Whitewash Waiver granted and the Special Deal Consent given by the Executive remain valid notwithstanding the variations of the terms of the Conditional Sale and Purchase Agreement as set out in this announcement.

COMPLETION OF THE PROPOSED TRANSACTIONS

The Directors are pleased to announce that all the conditions for Completion have been fulfilled or waived as stated in this announcement and that completion of the Proposed Transactions took place on 20th December, 2002.

DEFINITIONS

As used in this announcement, the following expressions shall have the meanings set out below unless the context requires otherwise:

"associates"	has the meaning ascribed in the Listing Rules
"Additional Adjusted Consideration Shares"	the additional Shares to be issued and allotted to Yue Xiu and or its nominee(s) should any/all of the Pending Entity(ies), as the case may be, obtain the approvals of the relevant government authorities or the relevant consent such that the Pending Entity(ies) shall be injected into the Guangzhou Construction BVI Group within 3 months from the date of Completion or such other date as the Company may agree
"Adjusted Consideration"	as a result of the adjustment, the consideration of the Proposed Transactions will be reduced from HK$5,014,053,000 to HK$4,983,228,218 on Completion up to a maximum of HK$5,013,533,497 subject to completion of the Pending Entity(ies) (as the case may be as referred to in Table 4 of this announcement) through a reduction in the issuance of the number of the Consideration Shares, which will be based at the same issue price of HK$0.68 per Share
"Adjusted Consideration Shares"	after the reduction of 45,330,562 Consideration Shares as referred to in Table 3 of this announcement, 2,107,688,555 new Shares will be issued on Completion in satisfaction of part of the Consideration
"Appraised Audited Net Asset Value"	approximately HK$8,356 million representing the aggregate audited net asset value of a 100% interest in the Guangzhou Construction BVI Group and a 49% interest in the Super Gain Group prepared in accordance with Hong Kong Generally Accepted Accounting Principles as at 30th June, 2001, after an adjustment based on an independent property valuation conducted by GCAL, as at 31st October, 2001
"Authorisation"	the Independent Shareholders' ordinary resolutions passed at the EGM authorising the Directors to, inter alia, make and agree to such variations of a non-material nature of the terms of the Conditional Sale and Purchase Agreement as they may in their discretion consider to be desirable and in the interest of the Company
"Board"	the board of directors of the Company
"BVI"	the British Virgin Islands
"CCCI"	China Century Cement International Limited, a company incorporated in Bermuda and a wholly owned subsidiary of the Company
"China ITI"	China Information Technology Industry Co., Limited (中华超秀(香港)信息產業發展有限公司), a company incorporated in Hong Kong and is indirectly held by the Company as to an effective interest of 46.70%
"Company"	Guangzhou Investment Company Limited, a company incorporated in Hong Kong, the Shares of which are listed on the Stock Exchange and on the Singapore Exchange Securities Trading Limited
"Completion"	completion of the Proposed Transactions which is subject to the conditions precedent as stipulated under the Conditional Sale and Purchase Agreement being fulfilled and waived (if applicable) by the Company
"Concert Parties"	has the meaning ascribed to the term "persons acting in concert" under the Takeovers Code
"Conditions Precedent"	the conditions precedent to which completion of the Proposed Transactions is subject
"Condition Waiver"	the waiver granted by the Company in respect of the fulfilment of certain Conditions Precedent such that the Excluded Entities shall not be injected into the Guangzhou Construction BVI Group and the Pending Entities shall not be injected into the Guangzhou Construction BVI Group for the time being until the approvals from the relevant government authorities or the relevant consents have been obtained
"Conditional Sale and Purchase Agreement"	the Conditional Sale and Purchase Agreement dated 10th December, 2001 entered into between the Company and Yue Xiu regarding the Group's acquisition of a 100% interest in Guangzhou Construction BVI and a 49% interest in Super Gain and the Disposals
"Consideration"	the consideration of approximately HK$5,014 million payable by the Group to Yue Xiu and/or its nominee(s) for the acquisition of a 100% interest in Guangzhou Construction BVI and a 49% interest in Super Gain.
"Consideration Shares"	approximately 2,153 million new Shares are originally proposed to be allotted and issued by the Company to Yue Xiu and/or its nominee(s) under the Conditional Sale and Purchase Agreement.
"Directors"	the directors of the Company
"Disposals"	the disposals of the Company's 100% interest in CCCI, 36.84% effective interest in Jin Peng and 46.70% effective interest in China ITI by the Company to Yue Xiu and/or its nominee(s) pursuant to the Conditional Sale and Purchase Agreement
"EGM"	the extraordinary general meeting of the Company held on 17th January, 2002 to consider and approve the Proposed Transactions, the Whitewash Waiver, the Disposals and the increase of authorised share capital of the Company
"Excluded Entities"	(1) 廣州宏城材料設備有限公司 (Guangzhou Grandcity Materials & Equipment Ltd.); (2) 廣州宏城廣告有限公司 (Guangzhou Grandcity Advertisement Ltd.); (3) 廣州城建開發怡城實業有限公司 (Guangzhou City Construction & Development Yicheng Enterprise Ltd.); (4) 宏城(澳洲)實業有限公司 (Grandcity (Australia) Enterprises Pty Ltd.); and (5) 廣州市玫瑰園西餐酒廊有限公司 (Guangzhou Rose Garden Western Restaurant & Bar Ltd.)
"Executive"	the Executive Director of the Corporate Finance Division of the Securities and Futures Commission and any delegate of the Executive Director
"GCAL"	Greater China Appraisal Limited, an independent property valuer
"Group"	the Company together with its subsidiaries and associated companies
"Guangzhou Construction BVI"	Guangzhou Construction & Development Holdings (China) Limited (城市建設開發集團(中國)有限公司), a company incorporated in the BVI and a wholly owned subsidiary of Yue Xiu
"Guangzhou Construction BVI Group"	Guangzhou Construction BVI together with its subsidiaries and associated companies
"Independent Board Committee"	an independent board committee of the Company
"Independent Shareholders"	Shareholders of the Company other than Yue Xiu and other Shareholders who are involved or interested in the Proposed Transactions, and any of their respective associates and Concert Parties who are prohibited from voting on the relevant resolutions at the EGM under the Takeovers Code or the Listing Rules
"Jin Peng"	Guangzhou Jin Peng Group Co., Ltd. (廣州金鵬集團有限公司), a company incorporated in the PRC and is indirectly owned by the Company as to an effective interest of 36.84%
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Pending Entities"	(1) 廣州城建開發家城超級市場有限公司 (Guangzhou City Construction & Development Homecity Supermarket Ltd.); (2) 廣州城建開發設計院有限公司 (Guangzhou City Construction & Development Institution Ltd.); and (3) 廣州白馬服裝市場物業管理有限公司 (Guangzhou White Horse Clothings Market Property Management Ltd.)
"PRC"	the People's Republic of China
"Proposed Transactions"	the transactions contemplated under the Conditional Sale and Purchase Agreement and the provision of guarantees up to a maximum of HK$175 million banking facilities extended by certain banks to the CCCI Group
"Share(s)"	share(s) of HK$0.10 each in the share capital of the Company
"Shareholder(s)"	shareholder(s) of the Company
"Special Deal Consent"	the consent from the Executive required under Note 4 to Rule 25 of the Takeovers Code
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Super Gain"	Super Gain Development Limited (超運發展有限公司), a company incorporated in the BVI which through its subsidiaries is principally engaged in the property investment and development businesses in the PRC
"Super Gain Group"	Super Gain together with its subsidiaries and associated companies
"Takeovers Code"	Hong Kong Code on Takeovers and Mergers
"Whitewash Waiver"	a waiver in respect of the obligation of Yue Xiu and its Concert Parties to make a mandatory general offer for all the Shares which would otherwise arise as a result of the allotment and issuance of the Consideration Shares to Yue Xiu and/or its nominee(s) pursuant to the Conditional Sale and Purchase Agreement
"Yu Ming"	Yu Ming Investment Management Limited, an investment adviser registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong)
"Yue Xiu"	Yue Xiu Enterprises (Holdings) Limited
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"RMB"	Reminbi, the lawful currency of the PRC
"%"	per cent

By order of the board
Liu Jinxiang
Chairman

Hong Kong, 20th December, 2002

Unless otherwise specified, the translation of RMB into Hong Kong dollars is based on the exchange rate of HK$1.00 to RMB1.06. The above translation should not be construed as a representation that the relevant amounts have been, could have been, or could be, converted at that or any other rate at all.

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries that, to the best of their knowledge, the opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which will make any statements in this announcement misleading.

The Standard **Thursday, January 9, 2003**



越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED
(Incorporated in Hong Kong with limited liability)



越秀交通有限公司
GZI Transport Limited
(Incorporated in Bermuda with limited liability)

Joint Announcement
Appointment of Chairman

The Boards of Directors of Guangzhou Investment Company Limited ("GZI") and GZI Transport Limited ("GZT") announce that Mr. Ou Bingchang was appointed an Executive Director and the Chairman of GZI and GZT and Mr. Liu Jinxiang retired as Director and Chairman of GZI and GZT with effect from 8th January, 2003.

Prior to the appointment as the Chairman of Yue Xiu Enterprises (Holdings) Limited, the holding company of GZI and GZT, in November 2002, Mr. Ou assumed leading roles in Guangzhou Pharmaceutical Factory, Economic Coordinating Office of Guangzhou Municipality and General Office of Guangzhou Municipal People's Government. During the period of serving as the director of the Guangzhou Municipal Transport Commission, Mr. Ou had made distinguished contributions to Guangzhou Municipality in relation to transport planning, construction, development and management. He has over 30 years of experience in industrial technology, transportation network, enterprise and economic management.

We would like to welcome Mr. Ou to our Boards and express our thanks to Mr. Liu for his valuable contributions to GZI and GZT during his tenure of service.

By order of the Board of **Guangzhou Investment Company Limited** **Xie Shuwen** *Director & General Manager*	By order of the Board of **GZI Transport Limited** **Yin Hui** *Deputy Chairman & General Manager*

Hong Kong, 8th January, 2003

香港經濟日報

2003年1月9日　星期四



越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED
(於香港註冊成立之有限公司)



越秀交通有限公司
GZI Transport Limited
(於百慕達註冊成立之有限公司)

聯合公佈
董事長之委任

越秀投資有限公司(「越秀投資」)及越秀交通有限公司(「越秀交通」)董事會宣佈，於二〇〇三年一月八日委任區秉昌先生為越秀投資和越秀交通之執行董事兼董事長，同時劉錦湘先生離任越秀投資和越秀交通董事兼董事長之職務。

區先生於二〇〇二年十一月出任越秀投資和越秀交通之控股公司越秀企業(集團)有限公司董事長前，先後在廣州制藥廠、廣州市經濟協作辦公室、廣州市人民政府辦公廳擔任領導職務，在擔任廣州市交通委員會主任職務期間，曾為廣州市的交通規劃、建設、發展和管理工作做出過突出貢獻，在工業技術、交通網絡、企業及經濟管理方面積逾30年的經驗。

董事會藉此歡迎區先生加入越秀投資和越秀交通董事會，並謹向劉先生於任內對越秀投資和越秀交通之貢獻深表謝意。

承董事會命 越秀投資有限公司 董事總經理 謝樹文	承董事會命 越秀交通有限公司 副董事長兼總經理 尹輝

香港，二〇〇三年一月八日

The Standard **Wednesday, January 15, 2003**

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED
(Incorporated in Hong Kong with limited liability)

CLARIFICATION ANNOUNCEMENT

The board of directors of Guangzhou Investment Company Limited (the "Company") has noticed that there have recently been various newspaper articles reporting in relation to the privatisation of GZI Transport Limited, a subsidiary of the Company.

The board of directors of the Company (the "Board") wishes to confirm that the Board has not made any discussion or agreement relating to the privatisation of GZI Transport Limited or any other intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, neither is it aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

By order of the Board
Xie Shuwen
Director & General Manager

Hong Kong, 14th January, 2003

香港經濟日報

2003年1月15日　星期三

香港聯合交易所有限公司對本公佈的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不對因本公佈全部或任何部份內容而產生或因依賴該等內容而引致的任何損失承擔任何責任。



越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED
(於香港註冊成立之有限公司)

澄清公佈

越秀投資有限公司(「本公司」)的董事會注意到近期有多份報章報導有關將本公司的附屬公司越秀交通有限公司私有化的事宜。

本公司董事會(「董事會」)確認其並無任何就私有化越秀交通有限公司或任何其他根據上市協議第3段須予披露的有關收購或變現事項的磋商或協議；其亦不知悉任何根據上市協議第2段中的一般責任的規定，而須予披露確屬或可屬影響股價的事項。

承董事會命
董事總經理
謝樹文

香港，二〇〇三年一月十四日